As filed with the Securities and Exchange Commission on March 26, 2013.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QCR HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6022	42-1397595
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7745

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Todd A. Gipple

Executive Vice President, Chief Operating Officer and Chief Financial Officer

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7745

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Fleetwood Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Robert A. Gamble Davis, Brown, Koehn, Shors & Roberts, P.C. 215 10th Street, Suite 1300 Des Moines, Iowa 50309 (515) 288-2500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as reasonably practicable after the Registration Statement becomes effective and after the conditions to the completion of the proposed transaction described in the proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $1.00 par value per share	835,173	$N/A	$13,035,429	$1,778.03

(1)

The number of shares to be registered represents the maximum number of shares of QCR Holdings, Inc. common stock estimated to be issuable in connection with the merger described in the proxy statement/prospectus.

(2)

Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the difference between (a) the book value of the shares of Community National Bancorporation common stock computed as of December 31, 2012 and (b) the aggregate amount of cash to be paid by QCR Holdings, Inc. for the outstanding shares of Community National Bancorporation common stock, pursuant to the merger described in the proxy statement/prospectus.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED MARCH 26, 2013

Community National Bancorporation	QCR Holdings, Inc.

PROXY STATEMENT OF COMMUNITY NATIONAL BANCORPORATION

PROSPECTUS OF QCR HOLDINGS, INC.

Merger Proposal—Your Vote Is Important

DEAR CNB SHAREHOLDERS:

You are cordially invited to attend a special meeting of shareholders of Community National Bancorporation, which we refer to as CNB, to be held on                     , 2013, at         , local time, at         .

At the meeting, you will be asked to approve a merger agreement between CNB and QCR Holdings, Inc., which we refer to as QCR, that provides for QCR’s acquisition of CNB through the merger of CNB with and into QCR Acquisition, LLC, a wholly-owned subsidiary of QCR. QCR Acquisition, LLC will survive the merger. QCR is expected to dissolve QCR Acquisition, LLC shortly after the merger and Community National Bank will then be a wholly-owned subsidiary of QCR. At the completion of the merger, each share of CNB common stock that you own will be converted into a right to receive $3.00 in cash and 0.40 share of QCR common stock, par value $1.00 per share. The amount of the cash consideration is subject to adjustment, as described below.

Assuming that there is no adjustment to the cash consideration and that there are 2,087,932 shares of CNB common stock outstanding at the closing, which is the number of shares of CNB common stock outstanding as of March 25, 2013, the aggregate merger consideration paid by QCR to CNB shareholders is expected to be approximately $19.9 million, consisting of (i) aggregate cash consideration of $6,263,796 and (ii) aggregate share consideration of $13,655,079, based on 835,173 shares of QCR common stock issued in the transaction and the closing price of QCR’s common stock at $16.35 per share on March 25, 2013. On a per share basis, this equals per share consideration of $9.54 for each share of CNB common stock. Based on this, approximately 70% of the aggregate consideration will be in the form of QCR common stock and approximately 30% will be in cash.

The foregoing cash consideration could be subject to downward adjustment if, at the time of closing, CNB’s total adjusted shareholders’ equity is less than $18,031,404. In such an event, there will be a dollar-for-dollar downward adjustment to the aggregate cash consideration equal to the amount of the shortfall. Additionally, the cash consideration could be subject to an upward adjustment if, at the time of closing, QCR’s adjusted stockholders’ equity is less than $132,999,000. In that case, there will be a dollar-for-dollar upward adjustment to the aggregate cash consideration equal to the amount of the shortfall. These adjustments are described more fully in this proxy statement/prospectus.

QCR common stock is traded on the NASDAQ Global Market, under the symbol “QCRH.” The closing price of QCR common stock on March 25, 2013 was $16.35 per share.

Assuming the presence of a quorum, approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power and present in person or by proxy at the special meeting. Your board of directors has unanimously adopted the merger agreement and recommends that you vote “FOR” the approval of the merger agreement at the special meeting. Your board of directors also unanimously recommends that you vote “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates and “FOR” the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

Additional information regarding the merger, the merger agreement, CNB and QCR is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 835,173 shares of QCR common stock that may be issued by QCR in connection with the merger. We urge you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 16.

Sincerely,

Josef M. Vich

President and Chief Executive Officer

Community National Bancorporation

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated                     , 2013, and is first being mailed to CNB stockholders on or about                     , 2013.

VOTING BY MAIL

CNB shareholders of record may submit their proxies by mail. You may do so by signing and dating each proxy card you receive, indicating your voting preference on each proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

COMMUNITY NATIONAL BANCORPORATION

422 Commercial Street

P.O. Box 1288

Waterloo, Iowa 50704

(319) 291-2000

Notice of Special Meeting of Shareholders

Date:                     , 2013

Time:         , local time

Place:

TO COMMUNITY NATIONAL BANCORPORATION SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that Community National Bancorporation will hold a special meeting of shareholders on                     , 2013 at             , local time, at             . The purpose of the meeting is to consider and vote on the following matters:

•

a proposal to approve the Agreement and Plan of Merger, dated as of February 13, 2013, by and among QCR Holdings, Inc., QCR Acquisition, LLC and Community National Bancorporation. A copy of the merger agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;

•

the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates; and

•	to transact any other business that properly comes before the special meeting, or any adjournments or postponements thereof.

Holders of record of CNB common stock at the close of business on                     , 2013 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of a majority of the shares of CNB common stock present in person or by proxy may adjourn the special meeting.

The board of directors of CNB unanimously recommends that you vote “FOR” approval of the merger agreement. Your board of directors also unanimously recommends that you vote “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates and “FOR” the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

Your vote is important. To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed prepaid envelope whether or not you plan to attend the meeting in person. Shareholders who attend the special meeting may revoke their proxies and vote in person, if they so desire.

Waterloo, Iowa , 2013	By Order of the Board of Directors

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a merger agreement that provides for QCR’s acquisition of CNB through the merger of CNB with and into QCR Acquisition, LLC, a wholly-owned subsidiary of QCR, which we refer to as Merger Sub. Following the transaction, QCR will dissolve Merger Sub and Community National Bank, CNB’s wholly-owned subsidiary, will become a wholly-owned subsidiary of QCR. At the effective time of the merger, you will become a stockholder of QCR and the separate corporate existence of CNB will cease.

Q: What will CNB shareholders be entitled to receive in the merger?

A:	At the completion of the merger, each share of CNB common stock that you own will be converted into a right to receive $3.00 in cash and 0.40 share of QCR common stock. The amount of the cash consideration is subject to adjustment, as described below.

Assuming that there is no adjustment to the cash consideration and that there are 2,087,932 shares of CNB common stock outstanding at the closing, which is the number of shares of CNB common stock outstanding as of March 25, 2013, the aggregate merger consideration paid by QCR to CNB shareholders is expected to be approximately $19.9 million, consisting of (i) aggregate cash consideration of $6,263,796 and (ii) aggregate share consideration of $13,655,079, based on 835,173 shares of QCR common stock issued in the transaction and the closing price of QCR’s common stock at $16.35 per share on March 25, 2013. On a per share basis, this equals per share consideration of $9.54 for each share of CNB common stock. Based on this, approximately 70% of the aggregate consideration will be in the form of QCR common stock and approximately 30% will be in cash.

The foregoing cash consideration could be subject to downward adjustment if, at the time of closing, CNB’s total adjusted shareholders’ equity is less than an agreed upon amount. In such an event, there will be a dollar-for-dollar downward adjustment to the aggregate cash consideration equal to the amount of the shortfall. Additionally, the cash consideration could be subject to an upward adjustment if, at the time of closing, QCR’s adjusted shareholders’ equity is less than an agreed upon amount. In that case, there will be a dollar-for-dollar upward adjustment to the aggregate cash consideration equal to the amount of the shortfall. These adjustments are described more fully in this proxy statement/prospectus.

Q: Why do CNB and QCR want to engage in the merger?

A:	CNB believes that the merger will provide CNB shareholders with substantial benefits, and QCR believes that the merger will further its strategic growth plans. As a larger company, QCR can provide greater capital and resources and efficiencies from integrating the operations of Community National Bank into QCR’s existing operations and allow Community National Bank to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “The Merger—CNB’s reasons for the merger and recommendation of the board of directors” on page 36 and “The Merger—QCR’s reasons for the merger” on page 37.

Q: What does the CNB board of directors recommend?

A:	CNB’s board of directors unanimously recommends that you vote “FOR” approval of the merger agreement, “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates and “FOR” the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof. CNB’s board of directors has determined that the merger agreement and the merger are in the best interests of CNB and its shareholders. To review the background and reasons for the merger in greater detail, see pages 33 to 37.

Q:	What vote is required to approve the merger agreement?

A:	Approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy at the special meeting. Abstentions and broker non-votes have the effect of votes against the approval of the merger agreement. On February 13, 2013, all of CNB’s and Community National Bank’s directors and certain executive officers who own shares of CNB common stock agreed to vote their shares in favor of the merger at the special meeting. These shareholders and their affiliates owned approximately 32% of CNB’s common stock outstanding as of March 25, 2013. QCR’s stockholders will not be voting on the merger agreement. See “The Merger—Interests of certain persons in the merger” on page 40 and “The Merger—Voting agreement” on page 43.

Q:	What vote is required to approve the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates?

A:	The proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy at the special meeting. In the absence of a quorum, holders of a majority of the shares of CNB common stock present in person or by proxy at the special meeting may adjourn the special meeting. Abstentions and broker non-votes have the effect of votes against the proposal.

Q:	Why is my vote important?

A:	CNB shareholders are being asked to approve the merger agreement and thereby approve the merger. If you do not submit your proxy by mail or vote in person at the special meeting, it will be more difficult for CNB to obtain the necessary quorum to hold the special meeting. In addition, if you attend the special meeting but abstain from voting, your abstention will have the same effect as a vote against the merger agreement and make it more difficult to obtain approval of the merger agreement.

Q:	What do I need to do now? How do I vote?

A:	You may vote at the special meeting if you own shares of CNB common stock of record at the close of business on the record date for the special meeting, , 2013. After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will make it more difficult to achieve a quorum for the meeting and thus could have the same effect as a vote against approval of the merger agreement.

Q:	How will my proxy be voted?

A:	If you complete, sign, date and mail your proxy form, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted FOR approval of the merger agreement and the other proposals in the notice.

Q:	Can I revoke my proxy and change my vote?

A:	You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of CNB a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also revoke a prior proxy by voting in person at the special meeting.

Q:	What if I oppose the merger? Do I have appraisal rights?

A:

CNB shareholders who do not vote in favor of approval of the merger agreement and otherwise comply with all of the procedures of Division XIII of the Iowa Business Corporation Act, which we refer to as the IBCA, will be entitled to receive payment in cash of the fair value of their shares of CNB common stock as ultimately determined under the statutory process. A copy of this section of the IBCA is attached as Annex B to this document. This “fair value” could be more than the merger consideration but could also be less.

Q:	What are the tax consequences of the merger to me?

In general, the conversion of your shares of CNB common stock into QCR common stock in the merger will be tax-free for United States federal income tax purposes. However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of QCR’s common stock. You should consult with your tax adviser for the specific tax consequences of the merger to you. See “The Merger—Material U.S. federal income tax consequences of the merger” on page 37.

Q:	When and where is the special meeting?

A:	The CNB special meeting will take place on , 2013, at local time, at .

Q:	Who may attend the meeting?

Only CNB shareholders on the record date may attend the special meeting. If you are a shareholder of record, you will need to present the proxy card that you received or another proof of indentification in order to be admitted into the meeting.

Q:	Should I send in my stock certificates now?

A:	No. Either at the time of closing or shortly after the merger is completed, the exchange agent for the merger, IST Shareholder Services, will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent. You should use the letter of transmittal to exchange your CNB stock certificates for the merger consideration. Do not send in your stock certificates with your proxy form.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as reasonably possible. Before that happens, the merger agreement must be approved by CNB’s shareholders and we must obtain the necessary regulatory approvals. Assuming CNB shareholders vote to approve the merger and adopt the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in the second quarter of 2013. See “Description of the Merger Agreement—Conditions to completion of the merger” on page 53.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. See “Description of the Merger Agreement—Conditions to completion of the merger” on page 53.

Q:	Are there risks I should consider in deciding to vote on the approval of the merger agreement?

A:	Yes, in evaluating the merger agreement, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 16.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Josef M. Vich, CNB’s President, at (319) 291-2000.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 70.

Information about QCR and CNB (See pages 32 to 33)

QCR Holdings, Inc.

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7745

QCR Holdings, Inc. is a multi-bank holding company headquartered in Moline, Illinois, that was formed in February 1993 under the laws of the state of Delaware. QCR serves the Quad Cities, Cedar Rapids, Iowa and Rockford, Illinois communities through the following three wholly-owned banking subsidiaries, which provide full-service commercial and consumer banking and trust and asset management services:

•	Quad City Bank and Trust Company, or QCBT, which is based in Bettendorf, Iowa, had assets of $1.18 billion and deposits of $715.3 million as of December 31, 2012;

•	Cedar Rapids Bank and Trust Company, or CRBT, which is based in Cedar Rapids, Iowa, had assets of $625.7 million and deposits of $430.3 million as of December 31, 2012; and

•	Rockford Bank and Trust Company, or RB&T, which is based in Rockford, Illinois, had assets of $313.8 million and deposits of $230.2 million as of December 31, 2012.

QCR also engages in direct financing lease contracts through m2 Lease Funds, LLC, or m2, a wholly-owned subsidiary of QCBT based in Brookfield, Wisconsin.

As of December 31, 2012, QCR had total assets of approximately $2.09 billion, total loans and leases of approximately $1.29 billion, total deposits of approximately $1.37 billion and total stockholders’ equity of approximately $140.4 million.

QCR common stock is traded on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “QCRH.”

QCR Acquisition, LLC

c/o QCR Holdings, Inc.

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7745

QCR Acquisition, LLC, a Delaware limited liability corporation, which we refer to as Merger Sub, is a wholly-owned subsidiary of QCR and was formed solely for the purpose of consummating the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Community National Bancorporation

422 Commercial Street

P.O. Box 1288

Waterloo, Iowa 50704

(319) 291-2000

Community National Bancorporation is a single bank holding company that owns 100% of Community National Bank, Waterloo, Iowa, with banking locations in Waterloo, Cedar Falls, and Mason City, Iowa, and Austin, Minnesota. Community National Bank commenced its operations in 1997.

Community National Bank, CNB’s subsidiary bank, is nationally chartered with trust and fiduciary powers pursuant to federal law and regulated by the Office of the Comptroller of the Currency, or the OCC, and has deposit insurance through the Federal Deposit Insurance Corporation, or the FDIC. The bank provides traditional banking, trust and asset a management services in its local market areas.

As of December 31, 2012, CNB had consolidated total assets of approximately $287.1 million, deposits of $247.3 million and total shareholders’ equity of $19.3 million. CNB is not a public company and, accordingly, there is no established trading market for CNB’s common stock.

The merger and the merger agreement (See page 32)

QCR’s acquisition of CNB is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, CNB will be merged with and into Merger Sub and will cease to exist. After the consummation of the merger, QCR intends to dissolve Merger Sub and Community National Bank will be a wholly-owned subsidiary of QCR. The merger agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

What CNB shareholders will receive (See page 47)

If the merger is completed, each share of CNB common stock which you own immediately before the completion of the merger will be converted into a right to receive $3.00 in cash and 0.40 share of QCR common stock. The amount of the cash consideration is subject to adjustment, as described below.

Assuming that there is no adjustment to the cash consideration and that there are 2,087,932 shares of CNB common stock outstanding at the closing, which is the number of shares of CNB common stock outstanding as of March 25, 2013, the aggregate merger consideration paid by QCR to CNB stockholders is expected to be approximately $19.9 million, consisting of (i) aggregate cash consideration of $6,263,796 and (ii) aggregate share consideration of $13,655,079, based on 835,173 shares of QCR common stock issued in the transaction and the closing price of QCR’s common stock at $16.35 per share on March 25, 2013. On a per share basis, this equals per share consideration of $9.54 for each share of CNB common stock. Based on this, approximately 70% of the aggregate consideration will be in the form of QCR common stock and approximately 30% will be in cash.

The foregoing cash consideration could be subject to downward adjustment if CNB’s total adjusted shareholders’ equity is less than $18,031,404 as of the closing date, as provided in the merger agreement. If CNB’s adjusted shareholders’ equity is less than that amount, then there will be a dollar-for-dollar downward adjustment to the aggregate cash consideration. For example, if CNB’s total adjusted shareholders’ equity at closing is $17,031,404, which is $1.0 million below the threshold, then the aggregate cash consideration will be reduced by $1.0 million to $5,263,796 and the per share cash consideration will be reduced from $3.00 to $2.521. For a more detailed description of CNB’s adjusted shareholders’ equity, see “Description of the Merger Agreement—Consideration to be received in the merger—Potential Downward Adjustment to the Cash Consideration.”

As of the date of this proxy statement/prospectus, based on CNB’s internal projections and expected transaction expenses related to the merger, CNB’s management believes that CNB’s total adjusted shareholders’ equity at closing will exceed the $18,031,404 threshold. However, because projections are inherently uncertain and merger transaction expenses could be greater than originally anticipated, a risk exists that a downward adjustment to the merger consideration could be required.

Additionally, the foregoing cash consideration could be subject to an upward adjustment if QCR’s total adjusted stockholders’ equity is less than $132,999,000 as of the closing date, as provided in the merger agreement. If QCR’s adjusted stockholders’ equity is less than that amount, then there will be a dollar-for-dollar upward adjustment to the aggregate cash consideration. For example, if QCR’s total adjusted stockholders’ equity at closing is $131,999,000, which is $1.0 million below the threshold, then the aggregate cash consideration will be increased, by $1.0 million to $7,263,796 and the per share cash consideration will be increased from $3.00 to $3.479.

As of the date of this proxy statement, based on QCR’s internal projections and expected transaction expenses related to the merger, QCR’s management believes that QCR’s total adjusted stockholders’ equity at closing will exceed the $132,999,000 threshold. However, because projections are inherently uncertain, it is possible that an upward adjustment to the merger consideration could be required. For a more detailed description of QCR’s adjusted stockholders’ equity, see “Description of the Merger Agreement—Consideration to be received in the merger—Potential upward adjustment to the cash consideration.”

CNB shareholders will not receive fractional shares of QCR common stock. Instead, they will receive a cash payment for any fractional shares based on the average closing price of QCR common stock for the five trading days immediately preceding the closing date of the merger.

Once the merger is complete, IST Shareholder Services, the exchange agent for the merger, will mail you materials and instructions for exchanging your CNB stock certificates for shares of QCR common stock to be issued by book-entry transfer. You should not send in your CNB stock certificates with your completed proxy card, and should wait until you receive the transmittal materials and instructions from the exchange agent.

Material U.S. federal income tax consequences of the merger (See page 37)

Your receipt of shares of QCR common stock as part of the closing merger consideration generally will be tax-free for United States federal income tax purposes. However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of QCR common stock. You are urged to consult your tax adviser for a full understanding of the federal, state, local and foreign tax consequences of the merger to you.

Reasons for the merger (See page 36)

CNB’s board of directors believes that the merger is in the best interests of CNB and its shareholders, has unanimously adopted the merger agreement and unanimously recommends that its shareholders vote “FOR” approval of the merger agreement.

In its deliberations and in making its determination, CNB’s board of directors considered numerous factors, including the following:

•

information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of CNB and QCR, both individually and as a combined company, including the perceived risks and uncertainties attendant to CNB’s operation as an independent banking organization, the risks and uncertainties related to the continuing low-interest rate environment, competition in CNB’s market area, increased regulatory costs and increased capital requirements;

•	the enhanced liquidity for CNB’s shareholders with respect to the shares of QCR common stock to be received in the merger;

•

the uncertainty associated with the portion of the merger consideration that would be paid in shares of QCR common stock, recognizing the variable nature of the trading price for publicly traded shares as well as the market value of QCR common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of QCR’s strategic initiatives;

•	the value to be received by CNB shareholders in the merger as compared to shareholder value projected for CNB as an independent entity;

•

the fact that QCR is publicly held and the merger would provide greater access to a public trading market for CNB’s shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

QCR’s board of directors concluded that the merger is in the best interests of QCR and its stockholders. In deciding to approve the merger, QCR’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of CNB provides an attractive opportunity to expand into desirable markets, including Cedar Falls and Waterloo, Iowa;

•	CNB’s complementary relationship-oriented community banking model, and its compatibility with QCR and its subsidiaries;

•

a review of the demographic, economic and financial characteristics of the markets in which CNB operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of CNB’s business, operations, earnings and financial condition, including its management, capital levels and strong asset quality;

•	anticipated efficiencies to come from integrating certain of CNB’s operations into QCR’s existing operations; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Board recommendation to CNB’s shareholders (See page 37)

CNB’s board of directors believes that the merger of CNB with QCR is in the best interests of CNB and its shareholders. CNB’s board of directors unanimously recommends that you vote “FOR” the merger.

Interests of officers and directors of CNB in the merger may be different from, or in addition to, yours (See page 40)

When you consider the CNB board of directors’ recommendation to vote in favor of approval of the merger agreement, you should be aware that some of CNB’s or Community National Bank’s directors and officers may have interests in the merger that are different from, or in addition to, your interests as shareholders. CNB’s board of directors was aware of these interests and took them into account in approving the merger. For example, QCR entered into an employment agreement, which will be effective only upon the consummation of the merger, with each of Josef M. Vich and Stacey J. Bentley, pursuant to which they will be employed as officers of Community National Bank upon the effective time of the merger.

In addition, Mr. Vich and Ms. Bentley have previously entered into change of control agreements with Community National Bank, which agreements were amended as of February 13, 2013. In connection with the merger, QCR will assume these agreements and will, if either Mr. Vich or Ms. Bentley has a termination of employment during the one year following the merger, pay a change of control benefit over 60 months following such termination. Neither Mr. Vich nor Ms. Bentley will be eligible for any change of control benefit if they are still employed with QCR on the first anniversary of the merger. Mr. Vich has also previously entered into a nonqualified supplemental retirement benefit agreement with CNB and Community National Bank. QCR will also assume this agreement and will, following Mr. Vich’s retirement, pay him a retirement benefit over 120 months following his retirement.

Certain directors and executives of CNB and Community National Bank participate in CNB’s phantom stock plans. In connection with the merger, both plans will be terminated and the participants thereunder will receive lump sum cash payments at the effective time of the merger.

QCR has also agreed to indemnify and hold harmless the current and former directors and officers of CNB and its subsidiaries for all actions taken by them prior to the effective time of the merger, to the same extent as the indemnification currently provided by CNB and its subsidiaries under their respective organizational documents, and to provide such directors and officers with directors’ and officers’ liability insurance, subject to limits on availability and cost, for up to seven years.

CNB shareholders will have appraisal rights in connection with the merger (See page 43)

CNB shareholders may assert appraisal rights in connection with the merger and, upon complying with the requirements of the IBCA, receive cash in the amount of the fair value of their shares instead of the merger consideration.

A copy of the section of the IBCA pertaining to appraisal rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The merger and the performance of the combined company are subject to a number of risks (See page 16)

There are a number of risks relating to the merger and to the businesses of QCR, CNB and the combined company following the merger. See the “Risk Factors” beginning on page 16 of this proxy statement/prospectus for a discussion of these and other risks.

CNB shareholder approval will be required to complete the merger and approve the other proposals set forth in the notice (See page 30)

Assuming the presence of a quorum, approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy, at the special meeting. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of a majority of the shares of CNB common stock present in person or by proxy may adjourn the special meeting. To satisfy the quorum requirements set forth in CNB’s bylaws, shareholders holding at least a majority of the voting power of the outstanding shares of CNB common stock entitled to vote at the special meeting must be present in person or by proxy at the special meeting. Shareholders may vote their shares in person at the special meeting or by signing and returning the enclosed proxy form.

On February 13, 2013, all of CNB’s and Community National Bank’s directors and certain executive officers who own shares of CNB common stock committed to vote their shares of CNB common stock in favor of the merger. As of March 25, 2013, these shareholders and their affiliates controlled 659,651 shares, constituting approximately 32% of the shares then outstanding. See “The Merger—Voting agreement” on page  43.

CNB special meeting (See page 30)

The special meeting of shareholders will be held at                      on                     , 2013 at         , local time. CNB’s board of directors is soliciting proxies for use at the special meeting. At the special meeting, CNB shareholders will be asked to vote on a proposal to approve the merger agreement.

Record date for the special meeting; revocability of proxies (See pages 30 and 31)

You may vote at the special meeting if you own shares of CNB common stock of record at the close of business on                     , 2013. You will have one vote for each share of CNB common stock you owned on that date. You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of CNB a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also vote in person at the special meeting.

Completion of the merger is subject to regulatory approvals (See page 40)

The merger cannot be completed until QCR receives the necessary regulatory approval of the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Iowa Division of Banking, or the IDOB. QCR submitted applications with each of the Federal Reserve Bank of Chicago and the IDOB on February 28, 2013.

Conditions to the merger (See page 53)

Closing Conditions for the Benefit of QCR. QCR’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of CNB in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by CNB in all material respects of its agreements under the merger agreement;

•	approval of the merger agreement at the special meeting of CNB shareholders;

•

no commenced or threatened litigation: (i) involving a challenge to, or seeking relief in connection with, the transactions contemplated by the merger agreement, or (ii) that may have the effect of preventing or delaying any of the transactions contemplated by the merger agreement, in either case that would have a material adverse effect on CNB;

•	receipt of all necessary regulatory approvals;

•

the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement having been declared effective by the Securities Exchange Commission, or the SEC, and continuing to be effective as of the effective time of the merger;

•

receipt of an opinion from CNB’s special counsel regarding the valid existence and the valid issuance of the capital stock of CNB, its authority to enter into the merger agreement and the due execution and delivery of the merger agreement by CNB, among other things;

•

receipt of a tax opinion from Barack Ferrazzano Kirschbaum & Nagelberg LLP that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•	receipt of an assignment and assumption agreement or supplemental indenture to effectuate the assumption by QCR of each of the trust preferred securities issued by trusts controlled by CNB;

•

receipt of an assignment and assumption agreement to effectuate the assumption by QCR, or the pay off, of CNB’s outstanding debt obligation to West Bank, which was $3.95 million in principal as of March 25, 2013;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on NASDAQ;

•	no material adverse change in CNB since February 13, 2013;

•	receipt of balance sheets of CNB, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement;

•	adjustment of the merger consideration, as applicable, as set forth in “Description of the Merger Agreement—Consideration to be received in the merger;” and

•	receipt of all other necessary consents, permissions and approvals, which the failure to obtain would have a “material adverse effect” on CNB.

Closing Conditions for the Benefit of CNB. CNB’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of QCR and Merger Sub in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by QCR and Merger Sub in all material respects of its agreements under the merger agreement;

•	approval of the merger agreement at the special meeting of CNB shareholders;

•

no commenced or threatened litigation: (i) involving a challenge to, or seeking relief in connection with, the transactions contemplated by the merger agreement, or (ii) that may have the effect of preventing or delaying any of the transactions contemplated by the merger agreement, in either case that would have a material adverse effect on QCR;

•	receipt of all necessary regulatory approvals;

•

the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement having been declared effective by the SEC, and continuing to be effective as of the effective time of the merger;

•

receipt of an opinion from QCR’s outside legal counsel regarding the valid existence of QCR and Merger Sub, their authority to enter into the merger agreement, due execution and delivery of the merger agreement by QCR and Merger Sub and the due authorization of QCR common stock issuable pursuant to the merger agreement, among other things;

•	receipt of a tax opinion from Roth & Company, P.C. that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	delivery of the assignment and assumption agreement or supplemental indenture to effectuate the assumption by QCR of each of the trust preferred securities issued by trusts controlled by CNB;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on NASDAQ;

•	receipt of balance sheets of QCR, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement; and

•	adjustment of the merger consideration, as applicable, as set forth in “Description of the Merger Agreement—Consideration to be received in the merger.”

How the merger agreement may be terminated by QCR and CNB (See page 54)

QCR and CNB may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, QCR or CNB, as the case may be, may terminate the merger agreement as follows:

•	in certain circumstances, by either party if the other party has not satisfied a condition under the merger agreement required to be met by it prior to the closing date;

•

in certain circumstances, by either party if any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority;

•

by either party if the merger is not completed by June 30, 2013 (or July 15, 2013, if, in the judgment of QCR, it is necessary to delay the merger to preserve any tax benefits pursuant to Section 382 of the Code);

•	in certain circumstances, by either party if a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement;

•

in certain circumstances, by QCR if CNB materially breaches its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the merger agreement;

•	in certain circumstances, by CNB if CNB has accepted or consummated a superior proposal from a third party;

•	in certain circumstances, by QCR upon the identification or confirmation of the presence of certain environmental conditions related to certain real property;

•	by QCR if at the time the conditions to the merger are satisfied, CNB’s adjusted shareholders’ equity, as defined in the merger agreement, is less than $16,228,264; or

•	by CNB if at the time the conditions to the merger are satisfied, QCR’s adjusted stockholders’ equity, as defined in the merger agreement, is less than $119,699,100.

Termination fees and expenses may be payable under some circumstances (See page 55)

Generally, if the merger agreement is terminated by either CNB or QCR because the other party has committed a material breach, subject to certain limitations, the breaching party will be required to pay the non-breaching party a termination fee of $500,000.

Under certain circumstances described in the merger agreement, including (i) the breach by CNB of its agreement not to solicit alternative acquisition proposals, (ii) the entry into, consummation of or the CNB board’s determination to accept, an unsolicited superior proposal from a third party, or (iii) if the merger agreement is terminated because of the actions of CNB, and CNB enters into an agreement with a third party to acquire CNB within twelve months of such termination, QCR may be owed a $1.0 million termination fee from CNB. See “Description of the Merger Agreement—Termination fee.”

Voting agreement (See page 43)

On February 13, 2013, all of the directors and certain executive officers of CNB and Community National Bank who own shares of CNB common stock agreed to vote all of their shares of CNB common stock in favor of the merger agreement at the special meeting. The voting agreement covers approximately 32% of CNB’s outstanding shares of common stock as of March 25, 2013. These voting agreements terminate if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex C.

Accounting treatment of the merger

The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain differences in QCR stockholder rights and CNB shareholder rights (See page 58)

QCR is a Delaware corporation and CNB is an Iowa corporation. CNB shareholder rights under Iowa law and QCR stockholder rights under Delaware law are different. In addition, QCR’s certificate of incorporation and its bylaws contain provisions that are different from CNB’s articles of incorporation and bylaws as currently in effect. Certain of these differences are described in detail in the section entitled “Comparison of rights of QCR stockholders and CNB shareholders” beginning on page 58. After completion of the merger, CNB shareholders who receive shares of QCR common stock in exchange for their shares of CNB common stock will become QCR stockholders and their rights will be governed by QCR’s certificate of incorporation and bylaws, in addition to laws and requirements that apply to public companies.

QCR shares will be listed on NASDAQ (See page 56)

The shares of QCR common stock to be issued pursuant to the merger will be listed on NASDAQ under the symbol “QCRH.”

Per share market price and dividend information

QCR common stock is listed on NASDAQ under the symbol “QCRH.” The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of QCR’s common stock during the periods indicated and the cash dividends paid per share of QCR common stock.

	High	Low
Year Ended December 31, 2013 (through March 25)
First Quarter	$16.84	$13.05
Year Ended December 31, 2012
First Quarter	$12.45	$8.50
Second Quarter	14.50	10.70
Third Quarter	14.98	12.62
Fourth Quarter	15.50	11.40

The outstanding shares of CNB common stock are privately held and are not traded in any public market. The last transaction known by CNB’s management to occur prior to the announcement of the entry into the merger agreement was on December 28, 2012 and the sales price was $8.33. As of March 25, 2013, there were 452 record holders of CNB common stock.

Comparative per share data

The following table presents selected comparative per share data for QCR common stock and CNB common stock. You should read this information in conjunction with the selected historical financial information included on page 14. The historical per share data is derived from audited financial statements as of and for the year ended December 31, 2012.

Year Ended December 31, 2012
QCR:
Diluted earnings per share	$1.85
Cash dividends declared per share	0.08
Book value per share (at period end)(1)	17.74
CNB:
Diluted earnings per share	$0.46
Cash dividends declared per share	0.00
Book value per share (at period end)(1)	9.24

(1)	Includes accumulated other comprehensive income.

Selected historical financial data of QCR

The selected consolidated financial data presented below is being provided to assist you in your analysis of the financial aspects of the merger. The annual QCR historical information as of and for each of the years in the five-year period ended December 31, 2012, are derived from QCR’s audited historical financial statements. This information is only a summary and should be read in conjunction with “Information About QCR Holdings, Inc.—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto, included in this proxy statement/prospectus. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of QCR or the combined company (dollars in thousands, except per share data).

	Years Ended December 31,
	2012	2011	2010	2009	2008
STATEMENT OF INCOME DATA
Continuing Operations:
Interest income	$77,376	$77,723	$80,097	$85,611	$85,147
Interest expense	19,727	23,578	30,233	34,949	40,524

Net interest income	57,649	54,145	49,864	50,662	44,623
Provision for loan/lease losses	4,371	6,616	7,464	16,976	9,222
Non-interest income	16,621	17,462	15,406	15,547	13,931
Non-interest expense	52,259	50,993	48,549	46,937	42,334
Income tax expense	4,534	3,868	2,449	247	1,735

Income from continuing operations	13,106	10,130	6,808	2,049	5,263

Discontinued Operations:
Income from discontinued operations, before taxes	—	—	—	—	2,580
Income tax expense	—	—	—	—	846

Income from discontinued operations	—	—	—	—	1,734

Net income	13,106	10,130	6,808	2,049	6,997
Less: net income attributable to noncontrolling interests	488	438	221	277	288

Net income attributable to QCR Holdings, Inc.	12,618	9,692	6,587	1,772	6,709
Less: preferred stock dividends and discount accretion	3,496	5,284	4,128	3,844	1,785

Net income (loss) attributable to QCR Holdings, Inc. common stockholders	9,122	4,408	2,459	(2,072)	4,924

PER COMMON SHARE DATA
Income (loss) from continuing operations—Basic(1)	$1.88	$0.93	$0.54	$(0.46)	$0.69
Income from discontinued operations—Basic(1)	—	—	—	—	0.38
Net income (loss)—Basic(1)	1.88	0.93	0.54	(0.46)	1.07
Income (loss) from continuing operations—Diluted(1)	1.85	0.92	0.53	(0.46)	0.69
Income from discontinued operations—Diluted(1)	—	—	—	—	0.37
Net income (loss)—Diluted(1)	1.85	0.92	0.53	(0.46)	1.06
Cash dividends declared	0.08	0.08	0.08	0.08	0.08
Dividend payout ratio	4.26%	8.60%	14.81%	(17.39)%	7.48%

BALANCE SHEET DATA
Total assets	$2,093,730	$1,966,610	$1,836,635	$1,779,646	$1,605,629
Securities	602,239	565,229	424,847	370,520	256,076
Total loans/leases	1,287,388	1,200,745	1,172,539	1,244,320	1,214,690
Allowance for estimated losses on loans/leases	19,925	18,789	20,365	22,505	17,809
Deposits	1,374,114	1,205,458	1,114,816	1,089,323	1,058,959
Borrowings	547,758	590,603	566,060	542,895	431,820
Stockholders’ equity:
Preferred	53,163	63,386	62,214	58,578	20,158
Common	87,271	81,047	70,357	67,017	72,337

	Years Ended December 31,
	2012	2011	2010	2009	2008
KEY RATIOS
Return on average assets(2)	0.62%	0.51%	0.36%	0.10%	0.43%
Return on average common stockholders’ equity(3)	10.84	5.82	3.58	(2.97)	7.07
Return on average total stockholder’s equity(2)	8.90	7.09	5.03	1.43	7.47
Net interest margin, tax equivalent yield(4)	3.10	3.08	2.92	3.14	3.27
Efficiency ratio(5)	70.36	71.21	74.38	70.89	72.30
Loans to deposits	93.69	99.61	105.18	114.23	114.71
Nonperforming assets to total assets	1.41	2.06	2.73	2.27	1.58
Allowance for estimated losses on loans/leases to total loans/leases	1.55	1.56	1.74	1.81	1.47
Allowance for estimated losses on loans/leases to nonperforming loans/leases	78.47	58.70	49.49	74.94	84.60
Net charge-offs to average loans/leases	0.27	0.70	0.79	1.00	0.24
Average total stockholders’ equity to average total assets	7.00	7.17	7.13	7.18	5.78

(1)	Income (loss) amounts are attributable to QCR Holdings, Inc.
(2)	Numerator is net income attributable to QCR Holdings, Inc.
(3)	Numerator is net income (loss) available to QCR Holdings, Inc. common stockholders
(4)	Interest earned and yields on nontaxable investments are determined on a tax equivalent basis using a 34% tax rate
(5)	Non-interest expenses divided by the sum of net interest income before provision for loan/lease losses and non-interest income

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Special Notes Concerning Forward-Looking Statements” on page 29, you should consider the following risk factors carefully in deciding whether to vote for approval of the merger agreement. Additional risks and uncertainties not presently known to QCR and CNB or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and QCR and CNB as a combined company.

Risks relating to the merger

Because the merger consideration is subject to downward adjustment, the value of the merger consideration you receive in the merger may be less than you expect.

The merger consideration to be received by CNB shareholders at the closing of the merger is subject to downward adjustment by QCR if the balance sheet delivered to QCR by CNB at the closing reflects CNB’s total adjusted shareholders’ equity less than $18,031,404. For a description of the possible adjustment of the merger consideration, see “The Merger—Consideration to be received in the merger—Possible Downward Adjustment to the Cash Consideration” on page 48.

Because there is no public market for CNB common stock, it is difficult to determine how the fair value of CNB common stock compares with the merger consideration.

The outstanding shares of CNB common stock are privately held and are not traded in any public market. This lack of a public market makes it difficult to determine the fair value of CNB. CNB’s board of directors did not obtain an opinion from a financial advisor regarding the fairness of the merger consideration, from a financial point of view, to the holders of CNB common stock. The merger consideration was determined based on negotiations between the parties and may not be indicative of the fair value of the shares of CNB common stock. While there is no public market for CNB common stock, CNB completed an offering for 252,950 shares of its common stock in 2011, at a price of $6.76 per share for then-existing shareholders of CNB and $7.50 per share for all other persons.

QCR may be unable to successfully integrate CNB’s operations and may not realize the anticipated benefits of acquiring CNB.

QCR and CNB entered into the merger agreement with the expectation that QCR would be able to successfully integrate CNB’s operations and that the merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, and involve a number of risks, any of which could adversely affect, QCR’s business, including:

•	difficulties in integrating CNB’s operations, technologies, products, existing contracts, accounting processes and personnel and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning CNB’s customers;

•	diversion of financial and management resources from existing operations;

•	potential loss of key employees, customers and strategic alliances from either CNB’s or QCR’s current business;

•	assumption of unanticipated problems or latent liabilities, including current litigation involving CNB; and

•	inability to generate sufficient revenue to offset acquisition costs.

Among the factors considered by the boards of directors of QCR and CNB in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. QCR cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

CNB will be subject to business uncertainties while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on CNB, and, consequently, the combined company. Although CNB intends to take steps to reduce any adverse effects, these uncertainties may impair CNB’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with CNB to seek to change their existing business relationships with CNB. Employee retention at CNB’s subsidiary bank may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the bank or within the combined company following the merger.

Some of the directors and executive officers of CNB and Community National Bank have interests and arrangements that could have affected their respective decision to support or approve the merger.

The interests of some of the directors and executive officers of CNB and Community National Bank in the merger are different from, and may be in addition to, those of CNB shareholders generally and could have affected their decision to support or approve the merger. These interests include:

•	The change of control payments, pursuant to existing contracts, to each of Josef M. Vich and Stacey J. Bentley in connection with the merger;

•	The entry into employment agreements with each of Mr. Vich and Ms. Bentley in connection with the merger, which provide for the payment of severance under certain circumstances;

•	QCR’s agreement to provide officers and directors of CNB with continuing indemnification rights; and

•	QCR’s agreement to provide directors’ and officers’ insurance to the officers and directors of CNB for up to seven years following the merger.

In addition, all of the directors of CNB and Community National Bank and certain executive officers who own shares of CNB common stock have entered into a voting agreement that requires them to vote all of their shares of CNB common stock in favor of the merger agreement at the special meeting. The voting agreement covers approximately 32% of CNB’s outstanding shares of common stock as of March 25, 2013.

As a result, a director may be more likely to recommend shareholders the approval of a merger agreement than if they did not have these interests.

Risks relating to the businesses of QCR and the combined company

CNB’s shareholders will not control QCR’s future operations.

Currently, CNB’s shareholders own 100% of CNB voting stock and have the power to approve or reject any matters requiring shareholder approval under Iowa law and CNB’s articles of incorporation and bylaws. After the merger, CNB shareholders are expected to become owners of approximately 14.5% of the outstanding shares of QCR common stock. Even if all former CNB shareholders voted together on all matters presented to QCR’s stockholders, from time to time, the former CNB shareholders most likely would not have a significant impact on the approval or rejection of future QCR proposals submitted to a stockholder vote.

QCR has outstanding preferred stock with preferences and rights that are superior to QCR common stock.

Under its certificate of incorporation, as amended, QCR has the authority to issue 250,000 shares of preferred stock, par value $1.00 per share. As of March 25, 2013, there were issued and outstanding 25,000 shares of Series E Non-Cumulative Convertible Perpetual Preferred Stock, which we refer to as QCR series E preferred, and 29,867 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series F, which we refer to as QCR series F preferred. In certain situations, the terms of the preferred stock prohibit or otherwise restrict dividend payments on QCR common stock. For example, the terms of the preferred stock provide that, unless full dividends for all of the outstanding preferred stock have been paid for the relevant periods, no dividends will be paid on QCR common stock, and no QCR common stock may be repurchased, redeemed or otherwise acquired by QCR. In addition, in the event of QCR’s liquidation, dissolution or winding-up, the terms of the preferred stock prohibit QCR from making any payments on QCR common stock until all amounts due to holders of such preferred stock are paid in full.

QCR’s anticipated conversion of its Series E Non-Cumulative Convertible Perpetual Preferred Stock will have a dilutive effect on QCR’s stockholders.

QCR may convert its shares of QCR series E preferred into QCR common stock on or after June 30, 2013 if the value of QCR common stock equals or exceeds $17.22 for at least 20 trading days in a period of 30 consecutive trading days, at a per share conversion price of $12.15, subject to anti-dilution adjustments upon the occurrence of certain events.

Each share of QCR series E preferred will be convertible into the number of shares of QCR common stock that results from dividing $1,000 by the conversion price per share in effect at the time of conversion. Using a conversion price of $12.15 per share and 25,000 shares of QCR series E preferred outstanding as of March 25, 2013, approximately 2,057,613 shares of QCR common stock will be issued upon conversion. If QCR elects to convert the QCR series E preferred, the interest of QCR’s then-existing stockholders will be diluted. Specifically for CNB’s shareholders, their aggregate ownership of QCR common stock would be reduced from 14.5% to 10.7% upon conversion, using 835,173 shares of QCR common stock issued at the closing of the merger transaction.

Difficult market conditions have affected the financial industry and may adversely affect QCR in the future.

Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial banks and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital from private and government entities, to merge with larger and stronger financial institutions and, in some cases, to fail. While these challenges are generally less severe than in recent years, their impact continues to be felt.

Reflecting concern about the stability of the financial markets in general and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, erosion of consumer confidence, increased market volatility and widespread reduction of business activity in general. The resulting economic pressure on consumers and erosion of confidence in the financial markets has adversely affected the industry and may adversely affect QCR’s business, financial condition and results of operations. Although QCR believes that these difficult conditions in the financial markets have recently improved, a worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and other financial institutions. In particular, QCR may face the following risks in connection with these events:

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QCR’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage and underwrite the loans become less predictive of future behaviors.

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The models used to estimate losses inherent in the credit exposure require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be capable of accurate estimation and which may, in turn, impact the reliability of the models.

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QCR’s ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties on favorable terms, or at all, could be adversely affected by further disruptions in the capital markets or other events, including deteriorating investor expectations.

•	Competitive dynamics in the industry could change as a result of consolidation of financial services companies in connection with current market conditions.

•	QCR expects to face increased regulation of the industry. Compliance with such regulation may increase QCR’s costs and limit its ability to pursue business opportunities.

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QCR expects to face increased capital requirements, both at the holding company level and at each of its subsidiary banks. In this regard, the Collins Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act” requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply both to insured banks and their holding companies. Furthermore, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, in September 2010 announced an agreement to a strengthened set of capital requirements for internationally active banking organizations, known as Basel III. While implementation of the proposed rules under Basel III in the U.S. has been indefinitely delayed, QCR expects U.S. banking authorities to follow the lead of Basel III and require all U.S. banking organizations to maintain significantly higher levels of capital, which may limit QCR’s ability to pursue business opportunities and adversely affect its results of operations and growth prospects.

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QCR may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the Deposit Insurance Fund, or DIF, and reduced the ratio of reserves to insured deposits. Furthermore, the Dodd-Frank Act requires the FDIC to increase the DIF’s reserves against future losses, which will necessitate increased assessments on depository institutions. Although the precise impact on QCR will not be clear until implementing rules are issued, any future increases in assessments applicable to QCR will decrease its earnings and could have a material adverse effect on the value of, or market for, QCR’s common stock.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that QCR will not experience an adverse effect, which may be material, on its ability to access capital and on its business, financial condition and results of operations.

QCR must effectively manage its credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with specific borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. QCR attempts to minimize its credit risk through prudent loan application approval procedures, careful monitoring of the concentration of its loans within specific industries and periodic independent reviews of outstanding loans by its credit review department and an external third party. However, QCR cannot assure you that such approval and monitoring procedures will reduce these credit risks.

The majority of QCR’s subsidiary banks’ loan portfolios are invested in commercial and industrial and commercial real estate loans, and QCR focuses on lending to small to medium-sized businesses. The size of the loans it can offer to commercial customers is less than the size of the loans that its competitors with larger lending limits can offer. This may limit its ability to establish relationships with the area’s largest businesses. Smaller companies tend to be at a competitive disadvantage and generally have limited operating histories, less sophisticated internal record keeping and financial planning capabilities and fewer financial resources than larger companies. As a result, QCR may assume greater lending risks than financial institutions that have a lesser concentration of such loans and tend to make loans to larger, more established businesses. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. However, depending on the overall financial condition of the borrower, some loans are made on an unsecured basis. In addition to commercial and commercial real estate loans, QCR’s subsidiary banks are also active in residential mortgage and consumer lending. Should the economic climate fail to meaningfully improve or if it worsens, its borrowers may experience financial difficulties, and the level of nonperforming loans, charge-offs and delinquencies could rise, which could negatively impact QCR’s business through increased provision for loan/lease losses, reduced interest income on loans/leases, and increased expenses incurred to carry and resolve problem loans/leases.

Commercial and industrial loans make up a large portion of QCR’s loan/lease portfolio.

Commercial and industrial loans were $394.2 million, or approximately 31% of QCR’s total loan/lease portfolio, as of December 31, 2012. QCR’s commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment and real estate. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation value of the pledged collateral and enforcement of a personal guarantee, if any exists. Whenever possible, QCR requires a personal guarantee on commercial loans. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing these loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. In addition, if the U.S. economy experiences a prolonged recovery period, it could harm or continue to harm the businesses of QCR’s commercial and industrial customers and reduce the value of the collateral securing these loans. CNB’s commercial and industrial loan portfolio shares characteristics similar to that of QCR’s and experiences similar risks.

QCR’s loan/lease portfolio has a significant concentration of commercial real estate loans, which involve risks specific to real estate values.

Commercial real estate lending comprises a significant portion of QCR’s lending business. Specifically, commercial real estate loans were $594.0 million, or approximately 46% of QCR’s total loan/lease portfolio, as of December 31, 2012. Of this amount, $204.9 million, or approximately 35%, was owner-occupied. The market value of real estate securing its commercial real estate loans can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located, and in the past several years QCR’s market areas have experienced a general weakening in real estate valuations. Continued adverse developments affecting real estate values in one or more of its markets could increase the credit risk associated with its loan portfolio. Additionally, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

The problems that have occurred in the residential real estate and mortgage markets throughout much of the U.S. in recent years also affected the commercial real estate market. In QCR’s market areas, QCR generally experienced a downturn in credit performance by its commercial real estate loan customers in recent years relative to historical norms, and despite recent improvements in certain aspects of the economy, a level of uncertainty continues to exist in the economy and credit markets, there can be no guarantee that it will not experience further deterioration in the performance of commercial real estate and other real estate loans in the future. In such case, QCR may not be able to realize the amount of security that it anticipated at the time of originating the loan, which could cause QCR to increase its provision for loan losses and adversely affect its operating results, financial condition and/or capital. CNB’s loan/lease portfolio shares characteristics similar to that of QCR’s and experiences like risks.

QCR’s allowance for loan/lease losses may prove to be insufficient to absorb losses in its loan/lease portfolio.

QCR establishes its allowance for loan/lease losses in consultation with management of its subsidiaries and maintain it at a level considered adequate by management to absorb loan/lease losses that are inherent in the portfolio. The amount of future loan/lease losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond its control, and such losses may exceed current estimates. At December 31, 2012, QCR’s allowance for loan/lease losses as a percentage of total gross loans/leases was 1.55%, and as a percentage of total nonperforming loans/leases was approximately 78.47%. In addition, QCR had net charge-offs as a percentage of gross average loans/leases of 0.27% for the year ended December 31, 2012. Because of the concentration of commercial and industrial and commercial real estate loans in its loan portfolio, which tend to be larger in amount than residential real estate and installment loans, the movement of a small number of loans to nonperforming status can have a significant impact on this ratio. Although management believes that the allowance for loan/lease losses as of December 31, 2012 was adequate to absorb losses on any existing loans/leases that may become uncollectible, in light of the current economic environment, which remains challenging, QCR cannot predict loan/lease losses with certainty, and QCR cannot assure you that its allowance for loan/lease losses will prove sufficient to cover actual loan/lease losses in the future, particularly if economic conditions are more difficult than what management currently expects. Additional provisions to the allowance for loan/lease losses and loan/lease losses in excess of its allowance for loan/lease losses may adversely affect its business, financial condition and results of operations.

System failure or breaches of its network security could subject QCR to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure QCR uses could be vulnerable to unforeseen problems. QCR’s operations are dependent upon its ability to protect its computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in its operations could have a material adverse effect on its financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through its computer systems and network infrastructure, as well as that of its customers engaging in internet banking activities, which may result in significant liability to QCR and may cause existing and potential customers to refrain from doing business with it. Although QCR, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms QCR and its third-party service providers use to encrypt and protect customer transaction data. Any interruption in, or breach of security of, its computer systems and network infrastructure, or that of its internet banking customers, could damage its reputation, result in a loss of customer business, subject QCR to additional regulatory scrutiny, or expose QCR to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations.

QCR is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject QCR to financial losses or regulatory sanctions and seriously harm its reputation. Misconduct by its employees could include hiding unauthorized activities from it, improper or unauthorized activities on behalf of QCR’s customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions QCR takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

QCR maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. Should its internal controls fail to prevent or detect an occurrence, and if any resulting loss is not insured or exceeds applicable insurance limits, such failure could have a material adverse effect on QCR’s business, financial condition and results of operations.

QCR may be materially and adversely affected by the highly regulated environment in which it operates.

QCR and its bank subsidiaries are subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors’ funds, FDIC funds, customers and the banking system as a whole, rather than stockholders. These regulations affect its lending practices, capital structure, investment practices, dividend policy and growth, among other things.

As a bank holding company, QCR is subject to regulation and supervision primarily by the Federal Reserve. QCBT and CRBT, as Iowa-chartered state member banks, are subject to regulation and supervision by both the IDOB and the Federal Reserve. RB&T, as an Illinois-chartered state member bank, is subject to regulation and supervision by both the Illinois Department of Financial and Professional Regulation, or DFPR and the Federal Reserve. QCR and its banks undergo periodic examinations by these regulators, who have extensive discretion and authority to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies.

The primary federal and state banking laws and regulations that affect QCR are described in “Information About QCR Holdings, Inc.—Supervision and Regulation.” These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time. For example, on July 21, 2010, the Dodd-Frank Act was signed into law, which significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act, together with the regulations to be developed thereunder, includes provisions affecting large and small financial institutions alike, including several provisions that affect how community banks, thrifts and small bank and thrift holding companies are and will be regulated. In addition, in recent years the Federal Reserve has adopted numerous new regulations addressing banks’ overdraft and mortgage lending practices. Further, the Consumer Financial Protection Bureau was recently established, with broad powers to supervise and enforce consumer protection laws, and additional consumer protection legislation and regulatory activity is anticipated in the near future.

In September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III, which constitutes a strengthened set of capital requirements for banking organizations in the U.S. and around the world. In the U.S., Basel III is currently the subject of notices of proposed rulemakings released in June of 2012 by the respective federal bank regulatory agencies. The comment period for these notices of proposed rulemakings ended on October 22, 2012, but final regulations have not yet been released. Basel III was intended to be implemented beginning January 1, 2013 and to be fully-phased in on a global basis on January 1, 2019. However, on November 9, 2012, the federal bank regulatory agencies announced that the implementation of the proposed rules under Basel III in the U.S. was indefinitely delayed. If and when implemented in the U.S., Basel III would require higher levels of capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments, like trust preferred securities, include unrealized gains and losses on available-for-sale securities as Tier 1 Capital, and change the risk weightings of assets used to determine required capital ratios. Such changes, including changes regarding interpretations and implementation, could affect QCR in substantial and unpredictable ways and could have a material adverse effect on QCR. Further, such changes could subject QCR to additional costs, limit the types of financial services and products QCR may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things.

U.S. financial institutions are also subject to numerous monitoring, recordkeeping, and reporting requirements designed to detect and prevent illegal activities such as money laundering and terrorist financing.

These requirements are imposed primarily through the Bank Secrecy Act, which was most recently amended by the USA Patriot Act. QCR has instituted policies and procedures to protect QCR and its employees, to the extent reasonably possible, from being used to facilitate money laundering, terrorist financing and other financial crimes. There can be no guarantee, however, that these policies and procedures are effective.

Failure to comply with applicable laws, regulations or policies could result in sanctions by regulatory agencies, civil monetary penalties, and/or damage to QCR’s reputation, which could have a material adverse effect on QCR. Although QCR has policies and procedures designed to mitigate the risk of any such violations, there can be no assurance that such violations will not occur.

In addition to the foregoing laws and regulations, the policies of the Federal Reserve also have a significant impact on QCR. Among other things, the Federal Reserve’s monetary policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits, and can also affect the value of financial instruments QCR holds and the ability of borrowers to repay their loans, which could have a material adverse effect on QCR.

Monetary policies and regulations of the Federal Reserve could adversely affect QCR’s business, financial condition and results of operations.

In addition to being affected by general economic conditions, QCR’s earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon QCR’s business, financial condition and results of operations cannot be predicted.

QCR is required to maintain capital to meet regulatory requirements, and if QCR fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, its financial condition, liquidity and results of operations, as well as its ability to maintain regulatory compliance, would be adversely affected.

QCR and each of its banking subsidiaries are required by federal and state regulatory authorities to maintain adequate levels of capital to support their operations and, due to the global financial crisis, QCR expects that the capital requirements imposed by the regulators will increase in the future. QCR intends to grow its business organically and to explore opportunities to grow its business by taking advantage of attractive acquisition opportunities, and such growth plans may require it to raise additional capital to ensure that QCR has adequate levels of capital to support such growth on top of its current operations. QCR’s ability to raise additional capital, when and if needed or desired, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside its control, and on its financial condition and performance. Accordingly, QCR cannot assure you that it will be able to raise additional capital if needed or on terms acceptable to it. QCR’s failure to meet these capital and other regulatory requirements could affect customer confidence, its ability to grow, its costs of funds and FDIC insurance costs, its ability to pay dividends on common and preferred stock and to make distributions on its trust preferred securities (including those of CNB that QCR will assume through the merger), its ability to make acquisitions, and its business, results of operations and financial condition.

Failure to pay interest on QCR’s debt or dividends on its preferred stock may adversely impact its ability to pay common stock dividends.

As of December 31, 2012, QCR had $36.1 million of junior subordinated debentures held by four business trusts that it controls and following the merger QCR will assume an additional $6.7 million in junior subordinated debentures held by two trusts that are currently controlled by CNB. Interest payments on QCR’s existing debentures, which totaled $1.0 million for 2012, must be paid before QCR can pay dividends on its capital stock, including its common stock. QCR has the right to defer interest payments on the debentures for up to 20 consecutive quarters. However, if it elects to defer interest payments, all deferred interest must be paid before QCR can pay dividends on its capital stock. As of December 31, 2012, QCR had 25,000 shares of non-cumulative convertible perpetual preferred stock issued and outstanding. Although these non-cumulative preferred shares will accrue no dividends, dividends will be payable on the preferred shares if declared, and no dividends may be declared on the QCR’s common stock unless and until dividends have been declared on the outstanding shares. Deferral, of either interest payments on the debentures or preferred dividends on the preferred shares, could cause a subsequent decline in the market price of its common stock because QCR would not be able to pay dividends on its common stock.

In addition, as of December 31, 2012, QCR had 29,867 shares of senior non-cumulative perpetual preferred stock issued and outstanding, which QCR issued to the U.S. Department of the Treasury as part of the Small Business Lending Fund Program, or SBLF. The terms of the senior preferred stock impose limits on its ability to pay dividends on and repurchase shares of its common stock and other securities. In general, QCR may declare and pay dividends on its common stock or any other stock junior to the senior preferred stock, or repurchase shares of any such stock, only if after payment of such dividends or repurchase of such shares, its Tier 1 Capital would be at least 90% of QCR’s consolidated Tier 1 Capital on the date of issuance of the senior preferred stock. If QCR fails to declare and pay dividends on the senior preferred stock in a given quarter, then during such quarter and for the next three quarters following such missed dividend payment QCR may not pay dividends on or repurchase any common stock or any other securities that are junior to (or in parity with) the senior preferred stock, except that dividends may be paid on parity stock to the extent necessary to avoid any material breach of a covenant by which QCR is bound. Although QCR expects to be able to pay all required dividends on the senior preferred stock (and to continue to pay dividends on common stock at current levels), there is no guarantee that it will be able to do so.

As a bank holding company, QCR’s sources of funds are limited.

QCR is a bank holding company, and its operations are primarily conducted by its subsidiary banks, which are subject to significant federal and state regulation. When available, cash to pay dividends to QCR’s stockholders is derived primarily from dividends received from its subsidiary banks. QCR’s ability to receive dividends or loans from its subsidiary banks is restricted. Dividend payments by QCR’s subsidiaries to QCR in the future will require generation of future earnings by them and could require regulatory approval if any proposed dividends are in excess of prescribed guidelines. Further, as a structural matter, QCR’s right to participate in the assets of its subsidiary banks in the event of a liquidation or reorganization of any of the banks would be subject to the claims of the creditors of such bank, including depositors, which would take priority except to the extent QCR may be a creditor with a recognized claim. As of December 31, 2012, QCR’s subsidiary banks had deposits and other liabilities in the aggregate of approximately $1.93 billion.

Interest rates and other conditions impact QCR’s results of operations.

QCR’s profitability is in large part a function of the spread between the interest rates earned on investments and loans/leases and the interest rates paid on deposits and other interest bearing liabilities. Like most banking institutions, QCR’s net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and its ability to respond to changes in such rates. At any given time, QCR’s assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan/lease terms or the mix of adjustable and fixed rate loans/leases in its portfolio could have a positive or negative effect on its net income, capital and liquidity. QCR measures interest rate risk under various rate scenarios and using specific criteria and assumptions. Although QCR believes its current level of interest rate sensitivity is reasonable and effectively managed, significant fluctuations in interest rates may have an adverse effect on its business, financial condition and results of operations.

Declines in asset values may result in impairment charges and adversely affect the value of QCR’s investments, financial performance and capital.

The market value of investments in QCR’s securities portfolio has become increasingly volatile in recent years, and as of December 31, 2012, it had gross unrealized losses of $445 thousand in its investment portfolio (more than offset by gross unrealized gains of $9.0 million). The market value of investments may be affected by factors other than the underlying performance of the servicer of the securities or the mortgages underlying the securities, such as ratings downgrades, adverse changes in the business climate and a lack of liquidity in the secondary market for certain investment securities. On a quarterly basis, QCR formally evaluate investments and other assets for impairment indicators. QCR may be required to record additional impairment charges if its investments suffer a decline in value that is considered other-than-temporary. If QCR determines that a significant impairment has occurred, it would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on its results of operations in the periods in which the write-offs occur.

The downgrade of the U.S. credit rating and Europe’s debt crisis could have a material adverse effect on QCR’s business, financial condition and liquidity.

Standard & Poor’s lowered its long term sovereign credit rating on the U.S. from AAA to AA+ on August 5, 2011. A further downgrade or a downgrade by other rating agencies could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide. Any such adverse impact could have a material adverse effect on QCR’s liquidity, financial condition and results of operations. Many of its investment securities are issued by U.S. government sponsored entities.

In addition, the possibility that certain European Union member states will default on their debt obligations have negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on QCR’s liquidity, financial condition and results of operations.

Liquidity risks could affect operations and jeopardize QCR’s business, results of operations and financial condition.

Liquidity is essential to QCR’s business. An inability to raise funds through deposits, borrowings, the sale of securities and/or loans and other sources could have a substantial negative effect on its liquidity. QCR’s primary sources of funds consist of cash from operations, deposits, investment maturities and calls, and loan/lease repayments. Additional liquidity is provided by federal funds purchased from the Federal Reserve Bank or other correspondent banks, Federal Home Loan Bank, or FHLB, advances, wholesale and customer repurchase agreements, brokered time deposits, and the ability to borrow at the Federal Reserve Bank’s Discount Window. QCR’s access to funding sources in amounts adequate to finance or capitalize its activities or on terms that are acceptable to it could be impaired by factors that affect QCR directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Since mid-2007, the financial services industry and the credit markets generally have been materially and adversely affected by significant declines in asset values and by a lack of liquidity. The liquidity issues have been particularly acute for regional and community banks, as many of the larger financial institutions have significantly curtailed their lending to regional and community banks to reduce their exposure to the risks of other banks. In addition, many of the larger correspondent lenders have reduced or even eliminated federal funds lines for their correspondent customers. Furthermore, regional and community banks generally have less access to the capital markets than do the national and super-regional banks because of their smaller size and limited analyst coverage. Any decline in available funding could adversely impact QCR’s ability to originate loans/leases, invest in securities, meet its expenses, pay dividends to its stockholders, or fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, results of operations and financial condition.

QCR’s business is concentrated in and dependent upon the continued growth and welfare of the Quad Cities and Cedar Rapids, Iowa and Rockford, Illinois markets and, following the merger, the Cedar Falls, Mason City and Waterloo, Iowa and Austin, Minnesota markets.

QCR operates primarily in the Quad Cities, Cedar Rapids, and Rockford markets and, following the merger, the Cedar Falls, Mason City, Waterloo and Austin markets. As a result, QCR’s financial condition, results of operations and cash flows are subject to changes in the economic conditions in those areas. QCR has developed a particularly strong presence in Bettendorf, Cedar Rapids and Davenport, Iowa and Moline and Rockford, Illinois and their surrounding communities. QCR’s success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, as well as in Cedar Falls, Mason City and Waterloo, Iowa and Austin, Minnesota following the merger. Although QCR’s customers’ business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce demand for QCR’s products and services, affect the ability of its customers to repay their loans to QCR, increase the levels of its nonperforming and problem loans, and generally affect its financial condition and results of operations. Because of QCR’s geographic concentration, QCR is less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

QCR faces intense competition in all phases of its business from other banks and financial institutions.

The banking and financial services businesses in QCR’s markets are highly competitive. Its competitors include large regional banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions and other non-bank financial services providers. Many of these competitors are not subject to the same regulatory restrictions as QCR is subject. Many of its unregulated competitors compete across geographic boundaries and are able to provide customers with a feasible alternative to traditional banking services.

Increased competition in QCR’s markets may result in a decrease in the amounts of its loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on its ability to grow and remain profitable. If increased competition causes QCR to significantly discount the interest rates QCR offers on loans or increase the amount it pays on deposits, its net interest income could be adversely impacted. If increased competition causes QCR to modify its underwriting standards, it could be exposed to higher losses from lending activities. Additionally, many of QCR’s competitors are much larger in total assets and capitalization, have greater access to capital markets, have larger lending limits and offer a broader range of financial services than QCR can offer.

The soundness of other financial institutions could negatively affect QCR.

QCR’s ability to engage in routine funding and other transactions could be negatively affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by QCR or by other institutions. QCR could experience increases in deposits and assets as a result of the difficulties or failures of other banks, which would increase the capital QCR needs to support its growth.

QCR’s community banking strategy relies heavily on its subsidiaries’ independent management teams, and the unexpected loss of key managers may adversely affect its operations.

QCR relies heavily on the success of its bank subsidiaries’ independent management teams. Accordingly, much of QCR’s success to date has been influenced strongly by its ability to attract and to retain senior management experienced in banking and financial services and familiar with the communities in its market areas. QCR’s ability to retain the executive officers and current management teams of its operating subsidiaries, including the executive officers and current management team of CNB’s subsidiary bank, will continue to be important to the successful implementation of its strategy. It is also critical, as QCR manages its existing portfolio and grow, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about its market areas to implement its community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on its business, financial condition and results of operations.

QCR has a continuing need for technological change, and QCR may not have the resources to effectively implement new technology.

The financial services industry continues to undergo rapid technological changes with frequent introductions of new technology-driven products and services. In addition to enabling QCR to better serve its customers, the effective use of technology increases efficiency and the potential for cost reduction. QCR’s future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as QCR continues to grow. Many of QCR’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that QCR will be able to offer, which would put it at a competitive disadvantage. Accordingly, QCR cannot provide you with assurance that it will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

QCR’s reputation could be damaged by negative publicity.

Reputational risk, or the risk to QCR’s business, financial condition or results of operations from negative publicity, is inherent in the financial industry. Negative publicity can result from actual or alleged conduct in a number of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, inadequate protection of customer data, ethical behavior of QCR’s employees, and from actions taken by regulators, ratings agencies and others as a result of that conduct. Damage to QCR’s reputation could impact its ability to attract new or maintain existing loan and deposit customers, employees and business relationships.

The repeal of federal prohibitions on payment of interest on business demand deposits could increase QCR’s interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on business demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, some financial institutions have commenced offering interest on these demand deposits to compete for customers. If competitive pressures require QCR to pay interest on these demand deposits to attract and retain business customers, its interest expense would increase and its net interest margin would decrease. This could have a material adverse effect on QCR’s business, financial condition and results of operations. Further, the effect of the repeal of the prohibition could be more significant in a higher interest rate environment as business customers would have a greater incentive to seek interest on demand deposits.

The expiration of the FDIC’s Transaction Account Guarantee Program could negatively impact QCR’s liquidity and cost of funds.

Under the FDIC’s Transaction Account Guarantee Program, certain non-interest-bearing transaction accounts, including those of consumers and businesses, were insured by the FDIC over and above the $250,000 limit. This program expired on December 31, 2012, which could cause QCR’s depositors to withdraw deposits in excess of FDIC-insured levels. The withdrawal of these deposits could negatively impact its liquidity. Furthermore, the withdrawal of these deposits could negatively impact QCR’s cost of funds by potentially reducing its levels of core deposits and increasing the need to rely on wholesale funding sources, which typically represent higher cost funds.

The preparation of QCR’s consolidated financial statements requires QCR’s management to make estimates and judgments, which are subject to an inherent degree of uncertainty and which may differ from actual results.

QCR’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and general reporting practices within the financial services industry, which require QCR to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Some accounting policies, such as those pertaining to QCR’s allowance for loan/lease losses, require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ from these estimates and judgments under different assumptions or conditions, which may have a material adverse effect on its financial condition or results of operations in subsequent periods. CNB’s financial statements are exposed to similar uncertainties and assumptions.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of federal securities laws. Forward-looking information can be identified through the use of words such as “intend,” “plan,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “contemplate,” “possible,” “point,” “will,” “may,” “should,” “would” and “could.” Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, those listed below and under the caption “Risk Factors” on page 16. QCR intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to QCR’s future financial performance, the performance of its loan portfolio, the expected amount of future credit reserves and charge-offs, delinquency trends, growth plans, regulatory developments, securities that QCR may offer from time to time, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial condition and results of operations from expected developments or events, QCR’s business and growth strategies, including future acquisitions of banks, specialty finance or wealth management businesses, internal growth and plans to form additional de novo banks or branch offices. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the risk factors set forth under the caption “Risk Factors”:

•	The costs, effects and outcomes of existing or future litigation, in particular the existing litigation at CNB.

•

Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies, the Federal Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board.

•	The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The ability of QCR to integrate CNB’s subsidiary bank, Community National Bank, promptly into its overall business and plans if the merger is consummated.

•	The ability of QCR to manage the risks associated with the foregoing as well as those under the “Risk Factors” section.

Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements. The reader is cautioned not to place undue reliance on any forward-looking statement made by QCR. Forward-looking statements speak only as of the date they are made, and QCR undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Persons are advised, however, to consult further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

INFORMATION ABOUT THE SPECIAL MEETING OF CNB SHAREHOLDERS

CNB’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of CNB common stock for use at the special meeting of CNB’s shareholders.

Date, time and place of the special meeting

The special meeting will be held at                     on                     , 2013 at         , local time.

Purpose of the special meeting

At the special meeting, CNB board of directors will ask you to vote upon the following:

•	a proposal to approve the merger agreement and thereby approve the merger;

•

a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates; and

•	any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Record date and voting rights for the special meeting

CNB has set the close of business on                     , 2013, as the record date for determining the holders of its common stock entitled to notice of and to vote at the special meeting. Only CNB shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were             shares of CNB common stock outstanding and entitled to vote at the special meeting.

Quorum

The presence in person or by proxy of at least a majority of CNB’s shares issued and outstanding and entitled to vote at the special meeting is required for a quorum to be present at the special meeting. Abstentions and broker non-votes will count toward the establishment of a quorum.

Vote required

Assuming the presence of a quorum, approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy at the special meeting. Approval of the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates requires the affirmative vote of at least a majority of the shares of CNB common stock having voting power, present in person or by proxy at the special meeting, if a quorum is present. In the absence of a quorum, holders of a majority of the shares of CNB common stock present in person or by proxy at the special meeting may adjourn the special meeting.

The failure of a CNB shareholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name,” which we refer to as a broker non-vote, will have the same effect as voting against the proposals to approve the merger agreement and the meeting adjournment proposal. For purposes of the shareholder vote, an abstention, which occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposals to approve the merger agreement and to adjourn the special meeting.

Shares held by CNB directors; voting agreements

All of CNB’s and Community National Bank’s directors and certain executive officers who own shares of CNB common stock whose aggregate ownership as of March 25, 2013 represents approximately 32% of CNB’s outstanding shares have committed to vote their shares in favor of the merger. As of March 25, 2013, QCR owned 1,000 shares of CNB common stock, which amounts to less than 0.05% of the total CNB shares outstanding. See “The Merger—Voting agreement” on page 43 for a description of the provisions of the voting agreement.

How to vote

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the meeting.

Voting instructions are included on your proxy form, which should be returned in the enclosed prepaid envelope. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the CNB board of directors recommends and will be voted “FOR” approval of the merger agreement and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement and the transactions it contemplates.

Revocability of proxies

You may revoke your proxy at any time before it is voted by:

•	filing with the secretary of CNB a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Community National Bancorporation, 422 Commercial Street, P.O. Box 1288, Waterloo, Iowa 50704, Attention: Deb Dralle.

Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of CNB in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. CNB will pay the costs associated with the solicitation of proxies for the special meeting.

Other business; adjournments

CNB is not currently aware of any other business to be acted upon at the CNB special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by the affirmative vote of the holders of a majority of the shares of CNB common stock present in person or by proxy at the special meeting, whether or not a quorum is present, without further notice other than by announcement at the special meeting.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While QCR and CNB believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Annexes and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger. The agreement and plan of merger attached hereto as Annex A, not this summary, is the legal document which governs the merger.

General

The CNB board of directors is using this proxy statement/prospectus to solicit proxies from the holders of CNB common stock for use at the CNB special meeting, at which CNB shareholders will be asked to vote on approval of the merger agreement and thereby approve the merger. When the merger is consummated, CNB will merge with and into Merger Sub and will cease to exist. Merger Sub will survive the merger and QCR intends to dissolve Merger Sub shortly after the merger and Community National Bank will then be a wholly-owned subsidiary of QCR. At the effective time of the merger, holders of CNB common stock will exchange their shares for a combination of cash and shares of QCR common stock, the cash portion of which is subject to adjustment.

Only whole shares of QCR common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares based on the average closing price of QCR’s common stock for the five trading days immediately preceding the closing date of the merger. Shares of CNB common stock held by CNB shareholders who elect to exercise their appraisal rights will not be converted into merger consideration.

Following the merger, Michael L. Peterson, CNB’s current Chairman of the Board, will be appointed to the board of directors of QCR. Following the merger, the board of Community National Bank will remain unchanged. Additionally, Josef M. Vich will serve as the Vice Chairman of Community National Bank and Stacey J. Bentley will serve as the President of Community National Bank.

The companies

QCR Holdings, Inc.

QCR Holdings, Inc. is a multi-bank holding company headquartered in Moline, Illinois, that was formed in February 1993 under the laws of the state of Delaware. QCR serves the Quad Cities, Cedar Rapids and Rockford communities through the following three wholly-owned banking subsidiaries, which provide full-service commercial and consumer banking and trust and asset management services:

•	Quad City Bank and Trust Company, or QCBT, which is based in Bettendorf, Iowa, had assets of $1.18 billion and deposits of $715.3 million as of December 31, 2012;

•	Cedar Rapids Bank and Trust Company, or CRBT, which is based in Cedar Rapids, Iowa, had assets of $625.7 million and deposits of $430.3 million as of December 31, 2012; and

•	Rockford Bank and Trust Company, or RB&T, which is based in Rockford, Illinois, had assets of $313.8 million and deposits of $230.2 million as of December 31, 2012.

QCR also engages in direct financing lease contracts through m2 Lease Funds, LLC, a wholly-owned subsidiary of QCBT based in Brookfield, Wisconsin.

As of December 31, 2012, QCR had total assets of approximately $2.09 billion, total loans and leases of approximately $1.29 billion, total deposits of approximately $1.37 billion, and total stockholders’ equity of approximately $140.4 million.

QCR common stock is traded on NASDAQ under the ticker symbol “QCRH.”

Financial and other information relating to QCR, including information relating to QCR’s business current directors and executive officers, is set forth in “Information About QCR Holdings, Inc.”

QCR Acquisition, LLC

QCR Acquisition, LLC, a Delaware limited liability corporation, is a wholly-owned subsidiary of QCR and was formed solely for the purpose of consummating the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Community National Bancorporation

Community National Bancorporation, an Iowa corporation incorporated on February 10, 1997, is a single bank holding company that owns 100% of Community National Bank, Waterloo, Iowa. Community National Bank has banking locations in Waterloo, Cedar Falls, and Mason City, Iowa, and Austin, Minnesota. Community National Bank commenced its operations in 1997.

CNB’s subsidiary bank is nationally chartered with trust and fiduciary powers pursuant to federal law and regulated by the OCC and has deposit insurance through FDIC. The bank provides traditional banking, trust and asset management services.

Community National Bank had assets of $286.4 million and deposits of $248.9 million as of December 31, 2012.

As of December 31, 2012, CNB had consolidated total assets of approximately $287.1 million, deposits of $247.3 million and total shareholders’ equity of $19.3 million. CNB is not a public company and, accordingly, there is no established trading market for CNB’s common stock.

CNB’s proposals

At the CNB special meeting, holders of shares of CNB common stock will be asked to vote on approval of the merger agreement and thereby approve the merger. The merger will not be completed unless CNB’s shareholders approve the merger agreement and thereby approve the merger.

Background of the merger

CNB’s board of directors and senior management have regularly reviewed and evaluated CNB’s business, strategic direction, performance, prospects and strategic alternatives. In the first part of 2012, CNB’s board and senior management began more in-depth discussions among themselves regarding CNB’s strategic alternatives, including a possible sale of the organization. They discussed the advantages and disadvantages of remaining an independent operating concern, the historical performance and strategic direction of CNB and the lack of dividends and liquidity for CNB’s shareholders. They also discussed the range of possible valuations and potential transaction partners. As part of this discussion, they considered the anticipated general increases in regulatory costs and capital requirements throughout the industry and their effect on CNB, the continuing low interest rate environment, succession planning for directors and senior management, as well as trends in mergers and acquisitions in the financial services sector.

Over the past several years, QCR’s board has also actively considered QCR’s business and strategic direction. In this regard, QCR’s executive management has regularly met from time to time with financial advisors, including representatives from Raymond James & Associates, Inc., to discuss various trends in the industry, the merger and acquisition market and particular financial institutions. The executive management team regularly reported this information to the full board of directors to keep the directors properly knowledgeable and informed on QCR’s strategic alternatives.

In May of 2012, QCR’s board held an informal session during which representatives from Raymond James and QCR’s special legal counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP, gave general presentations regarding, among other things, different business and legal considerations involved in conducting a merger or acquisition, the directors’ fiduciary duties in such a transaction, as well as provided a general overview on financial institutions that may be viable strategic partners with QCR, including CNB.

Several of QCR’s executives and officers, in particular individuals involved with CRBT, have knowledge of the Cedar Falls and Waterloo markets due to the proximity of the markets, in which QCR and CNB operate and are familiar with many of the business people who live or work in those markets. Based on these relationships, in July of 2012, QCR executives met with CNB executives to discuss the companies and bank subsidiaries, their general business strategies, the markets that each of them service, other general matters and whether a strategic transaction would be feasible for both parties. Following that meeting, the parties agreed to stay in communication with one another and to update their respective boards of directors regarding the discussions to determine if there was mutual interest to pursue more formal discussions regarding a possible strategic transaction between QCR and CNB. Shortly thereafter, the parties entered into a joint confidentiality agreement and during late July and August of 2012, the management teams had several informal conversations regarding the possibility of a strategic transaction. Additionally, during this period the parties conducted preliminary due diligence on each other, primarily focusing on the loan and investment portfolios of each entity. QCR’s management team worked with Raymond James on modeling and pricing a potential transaction with CNB.

In September of 2012, the QCR board met and discussed the possibility of a strategic transaction with CNB. Additionally, representatives from Barack Ferrazzano gave a detailed presentation on many of the legal aspects and considerations involved in a strategic transaction. Based on those discussions, management presented a financial analysis of a possible transaction with CNB, which was developed with assistance from representatives of Raymond James. Following the September discussion with the board, QCR’s executives continued their preliminary due diligence on CNB and had several discussions with CNB management. On October 12, 2012, the executive teams for both entities met and, based upon their preliminary due diligence, decided that it would be appropriate to begin more formal discussions regarding a potential transaction and CNB requested a non-binding letter of intent from QCR outlining the possible structure and potential basic terms of such a transaction. QCR’s management team, in consultation with representatives of Raymond James and Barack Ferrazzano, began the preparation of a non-binding letter of intent.

The QCR board met on October 22, 2012 to discuss the proposed letter of intent, which provided for the merger of CNB into a wholly-owned subsidiary of QCR. Based upon the management team’s preliminary due diligence, CNB’s asset quality and overall financial condition, the Cedar Falls, Waterloo, Mason City and Austin markets, CNB’s similar community banking philosophy and the perceived strength of the combined entity, QCR’s board unanimously approved the non-binding letter of intent. QCR submitted the first draft of the non-binding letter of intent on October 23, 2012. Over the next several weeks, CNB’s and QCR’s management teams discussed pricing and other terms contained in the initial letter of intent.

CNB’s board met on November 8, 2012, and discussed the proposed terms of a transaction set forth in the initial letter of intent. Following that meeting, CNB executives contacted QCR executives and they discussed the proposed terms of a transaction.

Thereafter, QCR’s management team prepared a revised draft of the letter of intent with the assistance and input from representatives of Raymond James and Barack Ferrazzano. In the revised draft of the letter of intent, QCR proposed a total aggregate transaction value of approximately $19.6 million, with approximately 30% paid in cash and approximately 70% paid in QCR common stock. On November 15, 2012, QCR held a board meeting to discuss the revised letter of intent. Following a discussion involving the board, QCR’s executive management and representatives from each of Raymond James and Barack Ferrazzano, the board approved the revised letter of intent, which was delivered to CNB later that day.

On November 15, 2012, the CNB board met and held a lengthy discussion on the aggregate value of a possible transaction, the type of consideration involved, the tax treatment and effects of a possible transaction, employment and employee benefit issues, as well as other possible conditions that may be involved in a transaction. This discussion included a review of QCR’s financial information, QCR’s community bank operating philosophy and stock performance history. Following this discussion, CNB’s board determined to pursue a transaction with QCR and authorized the entry into the letter of intent. CNB’s board did not seek additional offers at that time because of the favorable terms of QCR’s proposal and CNB’s confidence in QCR’s management team.

The parties executed the letter of intent on November 16, 2012. During the rest of November, the parties prepared for formal due diligence. QCR conducted on-site due diligence on December 5—7, 2012 and both parties and their legal representatives continued to review due diligence materials through a secure on-line portal throughout December and January. Throughout the due diligence process, representatives of Raymond James and Barack Ferrazzano remained in contact with QCR to assist in the due diligence process and the negotiating and structuring of a final agreement.

Representatives for Barack Ferrazzano prepared the initial draft of the merger agreement and, after multiple discussions with QCR’s management team, delivered the initial draft of the merger agreement with terms that followed the letter of intent to CNB’s legal counsel on December 12, 2012. The parties’ legal counsels had several conversations throughout December regarding the draft merger agreement and the ongoing due diligence. During the months of December of 2012 and January of 2013, CNB, QCR and their respective legal advisors negotiated the terms of the merger agreement, exchanging comments and revised drafts of the merger agreement.

At QCR board meetings on February 6 and 7, 2013, representatives of Raymond James provided the board with a detailed financial analysis of the proposed transaction and representatives of Barack Ferrazzano led a discussion summarizing the merger agreement, the scope of the representations and warranties, the nature of the parties’ covenants prior to closing, the proposed closing conditions and the termination provisions. They also discussed the directors’ fiduciary duties with regard to such a transaction. The QCR board engaged in a lengthy discussion regarding the proposed transaction and the rationales for proceeding with the transaction, which are discussed in more detail below. Following that discussion, QCR’s board of directors authorized the QCR management team to offer CNB $3.00 in cash and 0.40 share of QCR common stock for each share of CNB common stock and that was relayed to CNB on February 7, 2013. The aggregate value of the transaction at that time was $20.1 million, reflecting a $16.58 per share value of QCR’s common stock, which had increased since the start of the negotiations in October of 2012.

CNB’s board met in a special meeting on February 7, 2013, to consider revised terms of the proposed merger. The board also discussed the change of control agreements with Josef M. Vich and Stacey J. Bentley as well as information resulting from due diligence efforts. After consultation with advisors and careful consideration of the prospects of CNB without the merger, the board determined that the best interest of CNB and its shareholders would be served by the completion of the merger. Final approval of the merger would be subject to review of exhibits, schedules and the final merger agreement.

Representatives of QCR and CNB tentatively agreed to the financial terms of the merger agreement on February 8, 2013 and the legal representatives continued to discuss the final terms and provisions of the merger agreement, as well as the terms of new employment agreements with Josef M. Vich and Stacey J. Bentley. The agreements were revised to reflect these final discussions and each of the boards of QCR and CNB met on February 12, 2013. The QCR board reviewed the final terms of the merger agreement and representatives of Raymond James and Barack Ferrazzano each gave a presentation regarding the final terms of the agreement. Based on this and previous discussions, the QCR board unanimously approved the merger agreement and the transactions contemplated in the agreement. On that date, the CNB board also discussed the final merger agreement and the CNB board of directors unanimously approved the merger agreement and the transactions contemplated in the agreement.

On February 13, 2013, the merger agreement was finalized and executed by each of QCR, Merger Sub and CNB. QCR and CNB issued a joint press release on February 14, 2013 announcing the execution of the merger agreement.

CNB’s reasons for the merger and recommendation of the board of directors

CNB’s board of directors has concluded that the merger offers CNB’s shareholders an attractive opportunity to achieve the board’s strategic business objectives, including increasing shareholder value, growing the size of the business and enhancing liquidity for CNB’s shareholders. In addition, CNB’s board of directors believes that the customers and communities served by Community National Bank will benefit from the merger.

In deciding to approve the merger agreement and the transactions it contemplates, CNB’s board of directors consulted with CNB’s management, as well as its legal counsel and other advisors, and considered numerous factors, including the following:

•

information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of CNB and QCR, both individually and as a combined company, including the perceived risks and uncertainties attendant to CNB’s operation as an independent banking organization, the risks and uncertainties related to the continuing low-interest rate environment, competition in CNB’s market area, increased regulatory costs and increased capital requirements;

•	the enhanced liquidity for CNB’s shareholders with respect to the shares of QCR common stock to be received in the merger;

•

the uncertainty associated with the portion of the merger consideration that would be paid in shares of QCR common stock, recognizing the variable nature of the trading price for publicly traded shares as well as the market value of QCR common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of QCR’s strategic initiatives;

•	the value to be received by CNB shareholders in the merger as compared to shareholder value projected for CNB as an independent entity;

•

the fact that QCR is publicly held and the merger would provide greater access to a public trading market for CNB’s shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Among other matters, the CNB’s board also considered the following factors, which the board is permitted to consider under Iowa law:

•	the effect of the merger on Community National Bank and CNB;

•	the effect of the merger on the employees of Community National Bank and CNB;

•	the effect of the merger on the creditors of CNB and Community National Bank, including the holders of trust preferred securities and the holder of senior secured debt; and

•

the effect of the merger on the communities served by Community National Bank and the history of CNB and Community National Bank in providing service to the communities in which they have operated community banks.

The above discussion of the information and factors considered by CNB’s board of directors is not intended to be exhaustive, but includes a description of material factors considered by CNB’s board. In view of the wide variety of factors considered by the CNB board of directors in connection with its evaluation of the merger, the CNB board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. CNB’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of CNB’s shareholders.

CNB’s board of directors believes that the merger is fair to, and in the best interests of, CNB and its shareholders. CNB’s board of directors unanimously approved the merger agreement and recommends that shareholders vote “FOR” approval of the merger agreement.

Certain directors and officers of CNB and Community National Bank have interests in the merger different from or in addition to their interests as shareholders generally, including certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place in order to terminate such agreements and to be made under agreements entered into between the individuals and Community National Bank in connection with the merger. You may wish to consider these interests in evaluating CNB’s board of directors’ recommendation that you vote in favor of the merger. See “The Merger—Interests of certain persons in the merger.” All of CNB’s directors who own shares of CNB common stock have agreed to vote their shares in favor of the merger at the special meeting.

QCR’s reasons for the merger

QCR’s board of directors believes that the merger is in the best interests of QCR and its stockholders. In deciding to approve the merger, QCR’s board of directors after consulting with its management as well as its legal and financial advisors, considered a number of factors, including:

•	management’s view that the acquisition of CNB provides an attractive opportunity to expand into desirable markets, including Cedar Falls and Waterloo, Iowa;

•	CNB’s complementary relationship-oriented community banking model and its compatibility with QCR and its subsidiaries;

•

a review of the demographic, economic and financial characteristics of the markets in which CNB operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of CNB’s business, operations, earnings and financial condition, including its management, capital levels and strong asset quality;

•	anticipated efficiencies to come from integrating certain of CNB’s operations into QCR’s existing operations; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by QCR’s board of directors is not intended to be exhaustive, but includes a description of material factors considered by QCR’s board. In view of the wide variety of factors considered by the QCR board of directors in connection with its evaluation of the merger, the QCR board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. QCR’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of QCR’s stockholders.

Material U.S. federal income tax consequences of the merger

The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of CNB common stock. The summary is based upon the Internal Revenue Code of 1986, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those U.S. holders of CNB common stock that hold their CNB common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of CNB common stock in light of their individual circumstances or to holders of CNB common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold CNB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of CNB common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds CNB common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. It is a condition to CNB’s obligation to complete the merger that CNB receive an opinion from Roth & Company, P.C. dated the closing date of the merger, and it is a condition to QCR’s obligation to complete the merger that QCR receive an opinion from Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the closing date of the merger, each to the effect that (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (ii) CNB and QCR will each be a party to such reorganization within the meaning of Section 368(a) of the Code, (iii) no gain or loss will be recognized by CNB or QCR in the merger, and (iv) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in QCR common stock, no gain or loss will be recognized by any of the holders of CNB common stock in the merger. These conditions are waivable, and QCR and CNB undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by QCR and CNB and upon customary factual assumptions. Neither QCR nor CNB has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger, and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of QCR or CNB. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

The following expresses the opinion of Roth & Company, P.C., tax specialists engaged by CNB, and Barack Ferrazzano Kirschbaum & Nagelberg LLP, outside legal counsel to QCR, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters:

Tax Consequences of the Merger Generally. The material U.S. federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by QCR or CNB as a result of the merger;

•

gain (but not loss) will be recognized by U.S. holders of CNB common stock who receive shares of QCR common stock and cash in exchange for shares of CNB common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the QCR common stock and cash received by a U.S. holder of CNB common stock exceeds such U.S. holder’s basis in its CNB common stock and (2) the amount of cash received by such U.S. holder of CNB common stock (excluding any cash received in lieu of a fractional share of QCR common stock).

•

the aggregate basis of the QCR common stock received by a U.S. holder of CNB common stock in the merger (including fractional shares of QCR common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the CNB common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in QCR common stock) and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share of QCR common stock; and

•

the holding period of QCR common stock received in exchange for shares of CNB common stock (including fractional shares of QCR common stock deemed received and redeemed as described below) will include the holding period of the CNB common stock for which it is exchanged.

Gain that U.S. holders of CNB common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their CNB common stock for more than one year as of the date of the merger. For non-corporate U.S. holders of CNB common stock, the maximum U.S. federal income tax rate on long-term capital gains is 20%.

If a U.S. holder of CNB common stock acquired different blocks of CNB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of CNB common stock, and the cash and shares of QCR common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their own tax advisors with regard to identifying the bases or holding periods of the particular shares of QCR common stock received in the merger.

Cash Received Instead of a Fractional Share of QCR Common Stock. A U.S. holder of CNB common stock who receives cash in lieu of a fractional share of QCR common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by QCR. As a result, such U.S. holder of CNB common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain incurred in connection with the merger.

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of CNB common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of CNB common stock, as a result of having received QCR common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of CNB common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the CNB common stock surrendered and the fair market value of the QCR common stock and cash received in the merger. A “significant holder” is a holder of CNB common stock who, immediately before the merger, owned at least 5% of the outstanding stock of CNB or securities of CNB with a basis for federal income taxes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals. QCR and CNB have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of QCR and CNB is subject to prior approval of each of the Federal Reserve and the IDOB. QCR submitted an application with each of the Federal Reserve Bank of Chicago and the IDOB on February 28, 2013 seeking the necessary approvals.

The merger may not be consummated until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

Interests of certain persons in the merger

General. Members of the board of directors and certain executive officers of CNB and Community National Bank may have interests in the merger that are different from, or are in addition to, the interests of CNB shareholders generally. The CNB board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to CNB shareholders to vote for approval of the merger agreement. As of March 25, 2013, CNB’s and Community National Bank’s directors and executive officers controlled, in the aggregate, 659,651 shares of CNB’s common stock, representing approximately 32% of CNB’s outstanding shares of common stock. Additionally, QCR owned 1,000 shares of CNB common stock as of March 25, 2013. None of the shares owned by QCR at the time of the merger will be entitled to receive the merger consideration.

Employment Agreements. The merger agreement required Josef M. Vich and Stacey J. Bentley to enter into employment agreements with QCR. Under the respective agreements, as of the effective time of the merger, Mr. Vich will serve as Vice Chairman of Community National Bank and Ms. Bentley will serve as President of Community National Bank. Mr. Vich will have an initial annual base salary of $100,000 and Ms. Bentley will have an initial annual base salary of $140,000. Mr. Vich’s employment agreement has an initial term that will extend from the effective time of the closing through December 31, 2014. The agreement will automatically extend for one year, through December 31, 2015, unless either party provides notice of nonrenewal. Ms. Bentley’s agreement will have an initial term that extends from the effective time of the closing through December 31 of the year following the year in which the closing occurs. Ms. Bentley’s agreement will automatically renew for successive one year periods unless either party provides notice of nonrenewal. In the case of a change in control of QCR, Ms. Bentley’s agreement will automatically remain in effect for one year following the effective date of such change in control.

Mr. Vich and Ms. Bentley are eligible to receive annual incentive bonuses, in accordance with the policies and programs of QCR, throughout the terms of their employment with QCR, but no amount of annual incentive is guaranteed. Only if Mr. Vich remains employed with QCR through the first anniversary of the merger, Mr. Vich is entitled to receive a retention award in the aggregate amount of $499,760, the first half of which is to be paid on the first anniversary of the merger and the second half of which is to be paid on the second anniversary of the merger. Mr. Vich is also entitled to receive two $10,000 payments from QCR on each of December 31, 2013 and December 31, 2014. Ms. Bentley is entitled to receive a retention award in each of February 2014 and February 2015, only if she remains employed with QCR through each date. Each payment will be in an amount equal to 10% of her then current base salary. Mr. Vich and Ms. Bentley are eligible to participate, on similar terms and conditions as other senior level employees of QCR, in the benefit plans and programs offered by QCR.

Under her employment agreement, if Ms. Bentley’s employment is terminated by QCR without cause or if she resigns due to a constructive discharge, Ms. Bentley will be eligible to receive a severance payment in the amount of six months of her then current annual base salary. If the termination occurs within 12 months following a change in control of QCR, the aggregate amount of the severance payment will be two times her then current annual base salary. Mr. Vich’s employment agreement makes no provision for a severance payment, regardless of the circumstances for his termination of employment.

Change of Control Agreements. Community National Bank previously entered into change of control agreements with each of Mr. Vich and Ms. Bentley. Benefits will be paid under these agreements only if either Mr. Vich or Ms. Bentley terminates employment during the year following the date of the merger. The agreements generally provide that, if (i) the executive resigns for good reason during the year following a change of control of bank; (ii) the executive’s employment is terminated by the bank without cause; or (iii) the executive dies or becomes disabled, then Mr. Vich will be entitled to an aggregate severance benefit in the amount of the $499.760 retention amount referenced above and Ms. Bentley will be entitled to an aggregate severance benefit equal to six months of her then current base salary, each severance benefit to be payable over the 60 month period following the termination of employment. The agreements expire one year following the change of control. Pursuant to the merger agreement, QCR will assume and maintain these agreements for the one year period following the effective time of the merger.

Supplemental Retirement Agreement. CNB and Community National Bank previously entered into a nonqualified supplemental retirement benefit agreement with Mr. Vich. The agreement provides that, following his retirement, death or disability, Mr. Vich, or his estate, will be eligible to receive a monthly supplemental retirement benefit in the amount of $4,166.67 for a period of 120 months. If Mr. Vich retires prior to attaining age 67, he will receive a reduced retirement benefit. Mr. Vich will reach age 67 on September 15, 2014. Pursuant to the merger agreement, QCR will assume and maintain this agreement following the effective time of the merger.

Phantom Stock Plans. CNB maintains two phantom stock plans, one for the benefit of non-employee directors of CNB and Community National Bank and the other for the benefit of senior management employees of CNB and Community National Bank. Phantom stock units were granted to non-employee members of the board of directors in lieu of director fees. Phantom stock units were granted to senior management employees as incentive compensation. Each phantom stock unit issued under the plans is intended to provide the recipient with the benefit of appreciation in the fair market value of CNB’s common stock, but is not an ownership interest in CNB’s common stock. Pursuant to the merger agreement, CNB will terminate and liquidate these two phantom stock plans as of the effective time of the merger. The termination and liquidation of the two plans will result in lump sum cash payments to the following individuals in the amounts noted, subject to adjustment based upon fair market value as of the effective date of the merger determined by reference to the average of the closing price of QCR common stock for the five trading days immediately preceding the closing of the merger:

Participant	Estimated Amount of Payment
Al Bangtson	$4,310
Stacey Bentley	$30,257
Robert T. Buckley	$106,869
Dr. Kenneth A. Budke	$118,509
Chris Canfield	$4,310
Dawn Bitter Champion	$10,389
(Estate of) Ross Christensen	$20,632
John Deery, Jr.	$4,861
Darvin R. Habben	$14,334
Thomas L. Hovland	$85,117
Rick Jaacks	$3,819
Gary Lindgren	$3,819
David R. Mason	$126,482
Kathleen E. McCoy	$96,989
Jim Mudd, Jr.	$11,991
Michael L. Peterson	$112,286
Justin Salow	$4,310
Robert L. Smith, Jr.	$112,425
Josef Vich	$30,257
Richard C. Young	$120,018

Total	$1,012,984

Continued Director and Officer Liability Coverage. Pursuant to the terms of the merger agreement, QCR has agreed to provide to each person who serves as a director or officer of CNB or its subsidiaries after the effective time substantially the same insurance coverage against personal liability for actions taken after the effective time as is provided to other directors and officers of QCR and its subsidiary banks. In addition, QCR agreed to maintain, for up to seven years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability and other professional insurance maintained by CNB and its subsidiaries for actions taken on or prior to the effective time of the merger. If a seven-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed $150% of the premium. CNB paid for its existing coverage for 2012. Following the effective time and for same period as the insurance coverage QCR agreed to maintain, to the extent permitted by applicable law, QCR has agreed to indemnify and hold harmless the current and former directors and officers of CNB and its subsidiaries for all actions taken by them prior to the effective time of the merger, to the same extent as the indemnification currently provided by CNB and its subsidiaries under their respective organizational documents.

Voting agreement

On February 13, 2013, all directors and certain executive officers of CNB and Community National Bank who own shares of CNB common stock entered into a voting agreement with QCR. Under this agreement, these shareholders have each agreed to vote subject to the fiduciary duties of any of these shareholders who is a director of CNB, their respective shares of CNB common stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•

against any acquisition of control of any capital stock of CNB or Community National Bank through purchase, merger, consolidation or otherwise, or the acquisition by any method of a substantial portion of the assets of CNB or Community National Bank by a third party;

•	against any action or agreement that would result in a breach of any term or obligation of CNB under the merger agreement; and

•	against any action or agreement that would impede or interfere with the transactions contemplated by the merger agreement.

Furthermore, each of these shareholders has also agreed not to sell, assign, transfer or create an encumbrance with respect to any shares of CNB common stock that they own or solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving CNB. Each of these shareholders has also agreed not to sell any of the shares of QCR common stock received in the merger for a period of six months following the consummation of the merger. The shares subject to the voting agreement represent approximately 32% of CNB’s outstanding shares of common stock as of March 25, 2013. The voting obligations under the agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.

Restrictions on resale of QCR common stock

The shares of QCR common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of QCR for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of QCR include individuals or entities that control, are controlled by, or are under common control with, QCR and may include the executive officers, directors and significant stockholders of QCR. Additionally, as noted above, shareholders who entered into the voting agreement have agreed not to sell their shares of QCR common stock that they received in the merger for a period of six months following the consummation of the merger.

CNB shareholder appraisal rights

General. In connection with the merger, shareholders of CNB common stock are entitled to appraisal rights and to obtain payment of the fair value of their shares if the merger is completed. “Fair value” with respect to the shares generally takes into account the value of the shares immediately before the merger, using customary and current valuation concepts. In the determination of the fair value of a bank holding company, Iowa law provides that due consideration shall be given to valuation factors recognized for federal and state estate tax purposes, including discounts for minority interests and discounts for lack of marketability, subject to the limitation that the fair value may not be in an amount less than the total equity capital of the bank holding company divided by the number of shares outstanding.

Procedure. Shareholders wishing to exercise their appraisal rights must carefully comply with the applicable provisions of Division XIII of the IBCA, referred to as “Division XIII.” The following summary of the provisions of Division XIII is not a complete statement of the provisions of those sections and is qualified in its entirety by reference to the full text of the sections contained in Division XIII, a copy of which is attached to this proxy statement/prospectus as Annex B and is incorporated into this summary by reference. All required notices to CNB should be mailed or delivered to: Deb Dralle, Secretary, Community National Bancorporation, 422 Commercial Street, Waterloo, Iowa 50701.

When the merger proposal is submitted to a vote at a shareholders’ meeting, a shareholder wishing to assert appraisal rights with respect to his or her shares must:

•	deliver to CNB, before the vote is taken on the proposed merger, written notice, separate from the proxy card, of the shareholder’s intent to demand payment if the proposed merger is completed; and

•	not vote, or cause or permit to be voted, any of his or her shares in favor of the proposed merger.

A shareholder who does not satisfy the above requirements is not entitled to assert appraisal rights with respect to the proposed merger. A proxy or vote against the merger will not, by itself, be a sufficient written notice of intent to demand payment for purposes of asserting appraisal rights.

No later than 10 days after the merger is consummated, QCR, as successor to CNB, must deliver a written appraisal notice, referred to as the “appraisal notice,” to all shareholders who properly delivered written notice of their intent to assert their appraisal rights and who also either abstained from voting or voted against the merger. The appraisal notice must:

•

provide a form, referred to as the “appraisal form,” that (i) specifies the date of the first announcement to shareholders of the principal terms of the merger, referred to as the “first announcement date,” and (ii) requires the shareholder asserting appraisal rights to certify whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before the first announcement date and that the shareholder did not vote for the merger;

•	include the address where completed appraisal forms must be sent and where and when share certificates for certificated shares must be deposited;

•

include the date by which QCR must receive the completed appraisal form, which cannot be less than 40 days nor more than 60 days after QCR sent the appraisal notice, and state that the shareholder will have waived the right to demand appraisal with respect to his or her shares unless the completed appraisal form is received by QCR by the specified due date;

•	state QCR’s estimate of the fair value of the shares;

•

inform shareholders that if they make such a request in writing, QCR will provide to the shareholder, within 10 days after the date the appraisal form is due, the number of shareholders who returned the appraisal form by the specified date and the total number of shares owned by them;

•	state the date by which QCR must receive a notice of withdrawal from the appraisal process, which must be within 20 days after the date the appraisal form is due; and

•	include a copy of Division XIII.

Any shareholder who receives an appraisal notice and who wishes to exercise appraisal rights must certify on the appraisal form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the first announcement date. Additionally, a shareholder who wishes to exercise appraisal rights must execute and return the appraisal form and, in a case of certificated shares, deposit the shareholder’s share certificates in accordance with the terms of the appraisal notice by the date the appraisal form is due. Once a shareholder deposits his or her share certificates or, if uncertificated shares, returns the completed appraisal form, that shareholder loses all rights as a shareholder, unless that shareholder withdraws from the appraisal process.

Within 30 days after the appraisal form is due, QCR is required to deliver payment in cash to those shareholders who timely submitted completed appraisal forms in the amount it estimates to be the fair value, plus interest, accompanied by the following:

•

CNB’s financial statements, consisting of a balance sheet as of the end of fiscal year not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	a statement of QCR’s estimate of the fair value of the shares, which estimate must equal or exceed QCR’s estimate given in the appraisal notice; and

•

a statement that the shareholders who complied with the process set forth in Division XIII have the right to demand further payment (as described below) and that if any such shareholder does not do so within 30 days after receiving QCR’s payment, such shareholder will be deemed to have accepted the payment to the shareholder in full satisfaction of QCR’s obligation under Division XIII.

QCR may elect to withhold payments from any shareholder who did not certify on the appraisal form that he or she was a beneficial owner of all of the shares for which he or she is asserting appraisal rights before the first announcement date. If QCR elects to withhold payment, QCR must send notice to the applicable shareholders within 30 days after the date the appraisal form is due. The notice must provide:

•	CNB’s financial statements, as described above;

•	QCR’s estimate of the fair value of the shares;

•	that shareholders may accept QCR’s estimate of the fair value, plus interest, in full satisfaction of their demands or demand appraisal, as discussed below;

•	that those shareholders who wish to accept such offer must notify QCR of their acceptance within 30 days of receiving such offer; and

•	that those shareholders who do not satisfy the requirements for demanding appraisal, as described below, shall be deemed to have accepted QCR’s offer.

QCR must pay in cash the amount offered in the notice within 10 days of receiving the shareholder’s acceptance, or within 40 days after sending the notice to those shareholders who do not satisfy the requirements for demanding appraisal.

Shareholders dissatisfied with QCR’s estimate of fair value must reject the offer in writing and demand payment of the shareholder’s estimate of fair value, plus interest, within 30 days after receiving payment or offer of payment from QCR. Shareholders who fail to notify QCR with a written demand of their own estimate of fair value within the 30 day time period will be entitled only to the payment previously made or offered.

If a shareholder makes a demand for payment that remains unsettled, within 60 days after QCR’s receipt of the payment demand, QCR must commence a proceeding in the Iowa District Court for Black Hawk County and petition the court to determine the fair value of the shares and accrued interest. If such a proceeding is not commenced within the 60 day period, QCR must pay in cash to each shareholder whose demand remains unsettled the amount demanded plus interest. QCR must name as parties to the proceeding all shareholders whose demands remain unsettled and must serve each with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each shareholder made a party to the proceeding is entitled to judgment for either:

•	the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by QCR to the shareholder for such shares; or

•	the fair value, plus interest, of the shareholder’s shares for which CNB elected to withhold payment.

In an appraisal proceeding, the court will determine all costs of the proceeding and assess these costs against QCR, unless the court determines that the shareholders acted arbitrarily, vexatiously or not in good faith in making their demand, in which case the court may assess costs against all or some of the shareholders in an amount the court finds fair. The court may also assess fees and expenses of counsel and experts for the parties against QCR if the court finds that it did not substantially comply with the requirements of Division XIII or against any party if the court finds that the party acted arbitrarily, vexatiously or not in good faith. Division XIII also provides that compensation of counsel for any shareholder in an appraisal proceeding whose services benefited other similarly situated shareholders may be paid out of amounts awarded to shareholders who benefited, if such compensation is not assessed against QCR.

The foregoing is a brief summary of Division XIII of the IBCA that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Division XIII, the text of which is attached hereto as Annex B. Failure to comply with all the procedures set forth in Division XIII will result in the loss of a shareholder’s statutory appraisal rights. Consequently, if you desire to exercise your appraisal rights, you are urged to consult a legal adviser before attempting to exercise these rights.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties QCR and CNB made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

The merger agreement provides for the merger of CNB with and into Merger Sub, with Merger Sub the surviving company. After the consummation of the merger, QCR anticipates dissolving Merger Sub and Community National Bank will be a wholly-owned subsidiary of QCR.

Closing and effective time

Closing. The closing of the merger will take place on the fifth business day following the satisfaction of the conditions to closing set forth in the merger agreement, or at another time that both parties mutually agree upon. See “—Conditions to completion of the merger” below for a more complete description of the conditions that must be satisfied prior to closing. The completion of the merger sometimes is referred to in this proxy statement/prospectus as the closing date.

Completion of the Merger. The merger will become effective on the date when the certificate of merger and the articles of merger filed by the parties are duly filed by the Delaware Secretary of State and the Iowa Secretary of State, or at such later date and time specified in such filing as the parties mutually agree upon. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Consideration to be received in the merger

If the merger is completed, each share of CNB common stock which you own immediately before the completion of the merger will be converted into a right to receive $3.00 in cash and 0.40 share of QCR common stock. The amount of the cash consideration is subject to adjustment, as described below.

Assuming that there is no adjustment to the cash consideration and that there are 2,087,932 shares of CNB common stock outstanding at the closing, which is the number of shares of CNB common stock outstanding as of March 25, 2013, the aggregate merger consideration paid by QCR to CNB stockholders is expected to be approximately $19.9 million, consisting of (i) aggregate cash consideration of $6,263,796 and (ii) aggregate share consideration of $13,655,079, based on 835,173 shares of QCR common stock issued in the transaction and the closing price of QCR’s common stock at $16.35 per share on March 25, 2013. On a per share basis, this equals per share consideration of $9.54 for each share of CNB common stock. Based on this, approximately 70% of the aggregate consideration will be in the form of QCR common stock and approximately 30% will be in cash.

Potential Downward Adjustment to the Cash Consideration. The foregoing cash consideration could be subject to downward adjustment if CNB’s total adjusted shareholders’ equity is less than $18,031,404 as of the closing date, as provided in the merger agreement. If CNB’s adjusted shareholders’ equity is less than that amount, then there will be a dollar-for-dollar downward adjustment to the aggregate cash consideration. For example, if CNB’s total adjusted shareholders’ equity at closing is $17,031,404, which is $1.0 million below the threshold, then the aggregate cash consideration will be reduced by $1.0 million to $5,263,796 and the per share cash consideration will be reduced from $3.00 to $2.521.

Prior to the effective time of the merger, CNB will deliver to QCR a closing balance sheet for CNB as of the closing date reflecting CNB’s good faith estimate of the accounts of CNB and its subsidiaries. The closing balance sheet will be used to determine CNB’s adjusted shareholders’ equity and whether any adjustment as set forth above is necessary. The closing balance sheets will be prepared in conformity with past practices and policies of CNB and in accordance with generally accepted accounting principles, and adjusted to reflect the following:

•	the after-tax impact of any realized gains or losses on securities sold by CNB after September 30, 2012 shall be disregarded;

•	accumulated other comprehensive income shall be disregarded; and

•	the after-tax impact of all expenses paid or incurred or projected to be paid or incurred by CNB in connection with the merger agreement and the merger shall be excluded.

As of the date of this proxy statement, based on CNB’s internal projections and expected transaction expenses related to the merger, CNB’s management believes that CNB’s total adjusted shareholders’ equity at closing will exceed the $18,031,404 threshold. However, because projections are inherently uncertain and merger transaction expenses could be greater than originally anticipated, a risk exists that a downward adjustment to the merger consideration could be required.

Potential Upward Adjustment to the Cash Consideration. The foregoing cash consideration could be subject to an upward adjustment if QCR’s total adjusted stockholders’ equity is less than $132,999,000 as of the closing date, as provided in the merger agreement. If QCR’s adjusted stockholders’ equity is less than that threshold, then there will be a dollar-for-dollar upward adjustment to the aggregate cash consideration. For example, if QCR’s total adjusted stockholders’ equity at closing is $131,999,000, which is $1.0 million below the threshold, then the aggregate cash consideration will be increased by $1.0 million to $7,263,796 and the per share cash consideration will be increased from $3.00 to $3.479.

Prior to the effective time of the merger, QCR will deliver to CNB a closing balance sheet for QCR as of the closing date reflecting QCR’s good faith estimate of the accounts of QCR and its subsidiaries. The closing balance sheet will be used to determine QCR’s adjusted stockholders’ equity and whether any adjustment as set forth above is necessary. The closing balance sheet will be prepared in conformity with past practices and policies of QCR and in accordance with generally accepted accounting principles, and adjusted to reflect the following:

•	accumulated other comprehensive income shall be disregarded; and

•	the after-tax impact of all expenses paid or incurred or projected to be paid or incurred by QCR in connection with the merger agreement and the merger shall be excluded.

As of the date of this proxy statement, based on QCR’s internal projections and expected transaction expenses related to the merger, QCR’s management believes that QCR’s total adjusted stockholders’ equity at closing will exceed the $132,999,000 threshold. However, because projections are inherently uncertain, it is possible that an upward adjustment to the merger consideration could be required.

Fractional shares

No fractional shares of QCR common stock will be issued in the merger. Instead, QCR will pay to each holder of CNB common stock who would otherwise be entitled to a fractional share of QCR common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the average closing price of a share of QCR common stock for the five trading days immediately preceding the closing date of the merger by such fraction to which such CNB shareholder would otherwise be entitled.

Exchange of certificates

QCR has engaged IST Shareholder Services to act as its exchange agent to handle the exchange of CNB common stock for the merger consideration and the payment of cash for any fractional share interest. Within five business days after the effective time, the exchange agent will send to each CNB shareholder a letter of transmittal for use in the exchange with instructions explaining how to surrender CNB common stock certificates to the exchange agent. CNB shareholders who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. CNB shareholders that do not exchange their CNB common stock will not be entitled to receive the merger consideration or any dividends or other distributions by QCR until their certificates are surrendered. After surrender of the certificates representing CNB shares, any unpaid dividends or distributions with respect to the QCR common stock represented by the certificates will be paid without interest.

Conduct of business pending the merger and certain covenants

Under the merger agreement, CNB has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, CNB and its subsidiaries are required to conduct their business in the ordinary course of business, consistent with prudent banking practice.

The following is a summary of the more significant restrictions imposed upon CNB, subject to the exceptions set forth in the merger agreement. CNB will not, without QCR’s prior written consent:

•	effect any change in the capitalization of CNB or its subsidiaries or the number of issued and outstanding shares of CNB;

•	pay any dividends or other distributions on its common stock;

•	amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into any contract material to CNB;

•	enter into loan transactions not in accordance with, or consistent with, past practices of Community National Bank;

•	enter into any new credit or new lending relationships in excess of $150,000;

•

maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses on CNB’s outstanding loans and leases, and charge-off any loans or leases that would be deemed uncollectible and place on non-accrual any loans or leases that are past due greater than 90 days;

•

sell, transfer, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to CNB and its subsidiaries, taken as a whole;

•	buy or sell any security held, or intended to be held, for investment not in accordance with its current investment policy;

•	acquire other than in the ordinary course of business all or any portion of the assets, business, deposits or properties of any other entity;

•	amend the charters and bylaws of CNB and its subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

•

except as permitted by the merger agreement, increase in any manner the compensation or benefits of any of the current or former directors or officers of CNB or its subsidiaries in an amount more than 3% in the aggregate;

•	except as permitted by the merger agreement, establish, amend or terminate any employee benefit plan;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•	settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $50,000;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•

make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes, settle or compromise any material tax liability, claim or assessment or file any material amended tax return; or

•	agree to take, make any commitment to take or adopt any resolutions of CNB’s board of directors in support of, any of the actions described in this section.

QCR has agreed to file all other applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Both parties have agreed to cooperate with the other in connection with obtaining the regulatory approvals. Both parties agree:

•

to use all reasonable best efforts and to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger and the merger agreement;

•	to use good faith efforts to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable;

•	that neither will intentionally act in a manner that would cause a breach of the merger agreement;

•	to promptly notify the other party in writing if any fact or condition arises that causes or constitutes a breach of any of the representations and warranties; and

•	to coordinate publicity of the transactions contemplated by the merger agreement to the media.

CNB has agreed to use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and to provide QCR with certain documents before the closing date, including:

•	certain information regarding CNB’s employee benefit plans;

•	an owner’s preliminary report of title issued by a title insurance company for each of CNB’s properties;

•	certain information regarding the loans in Community National Bank’s loan portfolio; and

•	interim financial statements.

CNB has also agreed to the following:

•

to cause Community National Bank, prior to closing, to add a minimum of $400,000 to its allowance for loan and lease losses above the amount reflected in its financial statements dated December 31, 2012;

•	to charge an amount of at least $1,028,000 to its litigation reserve to cover potential losses related to ongoing litigation;

•	to allow QCR to conduct environmental investigations on the properties CNB owns, leases or otherwise has an interest;

•	to write down potential loan losses in conformity with past practices and policies of Community National Bank and GAAP;

•	to cancel any stock option, whether vested or unvested, issued under the Community National Bancorporation Stock Option Plan II or any other stock option plan maintained by CNB; and

•

to correct certain operational violations that may have occurred under the Amendment and Restated Change of Control Agreements between Community National Bank and each of Josef M. Vich and Stacey J. Bentley, in accordance with the procedures set forth in IRS Notice 2010-6.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “—Employee benefit matters” and “The Merger—Interests of certain persons in the merger.”

No solicitation of or discussions relating to an acquisition proposal

The merger agreement contains provisions prohibiting CNB from solicitating, initiating or encouraging an alternative proposal to the merger. CNB has agreed that it will not, and will cause each of its subsidiaries not to, directly or indirectly solicit, encourage or facilitate any proposal or any inquiry or proposal or enter into any negotiations or discussions with any person or entity concerning any proposed acquisition of CNB or its subsidiaries, or furnish any information to any person or entity proposing or seeking such an acquisition. However, the merger agreement provides that CNB may furnish such information pursuant to a customary confidentiality agreement and engage in such negotiations or discussions in response to an acquisition proposal that was not solicited by CNB in violation of the merger agreement, if the board of directors determines in good faith and after consultation with outside counsel.

Notwithstanding the restrictions described above, the merger agreement provides that CNB may provide information to and engage in discussions with third parties from whom CNB has received an acquisition proposal that was not solicited in violation of the merger agreement, so long as the board of directors of CNB, after consultation with its financial advisor and outside legal counsel, determines in good faith that such proposal constitutes a superior proposal and that a failure to pursue such unsolicited proposal is reasonably likely to result in a breach of its fiduciary duties. If the board of directors of CNB determines that it is necessary to pursue a superior proposal in order to act in a manner consistent with its fiduciary duties, the board may withdraw, modify or otherwise change the board’s recommendation with respect to the merger and the merger agreement, and/or terminate the merger agreement. However, the CNB board of directors may not terminate the merger agreement for a superior proposal unless it has first notified QCR and otherwise negotiated with QCR so that the merger may be effected. A “superior proposal” means any acquisition proposal containing terms that the CNB board of directors determines in good faith (based on the advice of an independent financial advisor) to be more favorable to CNB shareholders than the merger and has a reasonable prospect of being consummated in accordance with its terms.

If QCR terminates the merger agreement because CNB breaches its covenant not to solicit an acquisition proposal from a third party, CNB will pay to QCR a termination fee equal to $1.0 million. See “—Termination fee” below.

Representations and warranties

The merger agreement contains representations and warranties made by CNB, QCR and Merger Sub. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	corporate power and authority to enter into the merger and the merger agreement;

•	third party consents and approvals;

•	absence of any breach of organizational documents, law or other agreements as a result of the merger

•	capitalization;

•	compliance with laws;

•	absence of undisclosed investigations and litigation;

•	absence of material adverse changes;

•	broker/finder fees; and

•	absence of omissions in the representations and warranties contained in the merger agreement.

QCR and Merger Sub also represent and warrant to CNB in the merger agreement regarding compliance with SEC filing requirements.

CNB makes additional representations and warranties to QCR in the merger agreement relating to, among other things:

•	organizational documents, minutes and stock records;

•	ownership of its subsidiaries, including Community National Bank;

•	financial statements;

•	filing of necessary reports with regulatory authorities;

•	real property, personal property and other material assets;

•	loans and its allowance for loan losses;

•	certain tax matters;

•	employee matters and employee benefits;

•	conduct of business and absence of undisclosed liabilities;

•	compliance with, absence of default under and information regarding, material contracts;

•	insurance matters;

•	environmental matters;

•	fiduciary accounts;

•	affiliate transactions;

•	compliance with the Community Reinvestment Act;

•	technology and intellectual property;

•	investment securities;

•	performance of obligations under the trust preferred securities; and

•	absence of “excess parachute payments” resulting from the transactions contemplated in the merger agreement.

Conditions to completion of the merger

Closing Conditions for the Benefit of QCR and Merger Sub. QCR’s and Merger Sub’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of CNB in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by CNB in all material respects of its agreements under the merger agreement;

•	approval of the merger agreement at the special meeting of CNB shareholders;

•

no commenced or threatened litigation: (i) involving a challenge to, or seeking relief in connection with, the transactions contemplated by the merger agreement, or (ii) that may have the effect of preventing or delaying any of the transactions contemplated by the merger agreement, in either case that would have a material adverse effect on CNB;

•	receipt of all necessary regulatory approvals;

•

the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•

receipt of an opinion from CNB’s special counsel regarding the valid existence and the valid issuance of the capital stock of CNB, its authority to enter into the merger agreement and the due execution and delivery of the merger agreement by CNB, among other things;

•	receipt of a tax opinion from Barack Ferrazzano that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	receipt of an assignment and assumption agreement or supplemental indenture to effectuate the assumption by QCR of each of the trust preferred securities issued by trusts controlled by CNB;

•

receipt of an assignment and assumption agreement to effectuate the assumption by QCR, or the pay off, of CNB’s outstanding debt obligation to West Bank, the principal of which was $3.95 million as of March 25, 2013;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on NASDAQ;

•	no material adverse change in CNB since February 13, 2013;

•	receipt of balance sheets of CNB, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement;

•	adjustment of the merger consideration, as applicable, as set forth in “—Consideration to be received in the merger;” and

•	receipt of all other necessary consents, permissions and approvals, which the failure to obtain would have a material adverse effect with respect on CNB.

Closing Conditions for the Benefit of CNB. CNB’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of QCR and Merger Sub in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by QCR and Merger Sub in all material respects of its agreements under the merger agreement;

•	approval of the merger agreement by the CNB shareholders at the special meeting;

•

no commenced or threatened litigation: (i) involving a challenge to, or seeking relief in connection with, the transactions contemplated by the merger agreement, or (ii) that may have the effect of preventing or delaying any of the transactions contemplated by the merger agreement, in either case that would have a material adverse effect on QCR;

•	receipt of all necessary regulatory approvals;

•

the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•

receipt of an opinion from QCR’s outside legal counsel regarding the valid existence of QCR and Merger Sub, their authority to enter into the merger agreement, due execution and delivery of the merger agreement by QCR and Merger Sub and the due authorization of QCR common stock issuable pursuant to the merger agreement, among other things;

•	receipt of a tax opinion from Roth & Company, P.C. that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	delivery of the assignment and assumption agreement or supplemental indenture to effectuate the assumption by QCR of each of the trust preferred securities issued by trusts controlled by CNB;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on NASDAQ;

•	receipt of balance sheets of QCR, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement; and

•	adjustment of the merger consideration, as applicable, as set forth in “—Consideration to be received in the merger.”

Termination

QCR and CNB may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either QCR or CNB may terminate the merger agreement as follows:

•

the other party has not satisfied a condition under the merger agreement required to be met by it prior to the closing date, provided its inability to satisfy the condition was not caused by the non-breaching party’s failure to meet any of its obligations under the merger agreement;

•

any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority;

•

the merger is not completed (other than through the failure of any party seeking to terminate the agreement to comply fully with its material obligations under the merger agreement) by June 30, 2013; provided, that the termination date will be extended to July 15, 2013 if, in the judgment of QCR, it is necessary to delay the merger to preserve any tax benefits pursuant to Section 382 of the Code; or

•	a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement.

In addition, a particular party may terminate the merger agreement as follows:

•

QCR may terminate if CNB materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the merger agreement;

•	CNB may terminate if CNB has accepted or consummated a superior proposal from a third party;

•

QCR may terminate if, after the identification or confirmation of the presence of certain environmental conditions related to certain real property, the aggregate cost of remedying such conditions exceeds $500,000;

•	QCR may terminate the agreement if CNB’s adjusted shareholders’ equity, as defined in the merger agreement, is less than $16,228,264; or

•	CNB may terminate if QCR’s adjusted stockholders’ equity, as defined in the merger agreement, is less than $119,699,100.

Any termination of the merger agreement will not affect any rights accrued prior to such termination.

Termination fee

Termination Fees Payable by CNB. CNB has agreed to pay to QCR a termination fee of $500,000 if the merger agreement is terminated by QCR because CNB committed a material breach of or failed to perform its material obligations under the merger agreement and such breach is not the result of QCR’s failure to comply or perform in all material respects with any of its material obligations under the merger agreement.

CNB has agreed to pay QCR a termination fee of $1.0 million if the merger agreement is terminated under the following circumstances:

•

QCR terminates the merger agreement because CNB breaches its covenant not to solicit an acquisition proposal from a third party or its covenant to hold a shareholder meeting to approve the merger agreement;

•	CNB terminates the merger agreement upon the entry into, consummation of or the CNB board’s determination to accept an unsolicited superior proposal; or

•

the merger agreement is terminated (a) by QCR because CNB has not satisfied a condition under the merger agreement required to be met by it prior to the closing date, provided its inability to satisfy the condition was not caused by QCR’s failure to meet any of its obligations under the merger agreement or (b) by QCR because the closing has not occurred by June 30, 2013 (or July 15, 2013, if, in the judgment of QCR, it is necessary to delay the merger to preserve any tax benefits pursuant to Section 382 of the Code) due to the failure of CNB to fulfill its obligations under the merger agreement, and in each such case, within twelve months after termination of the merger agreement, CNB enters into a definitive agreement relating to an acquisition proposal with a third party.

Termination Fees Payable by QCR. QCR has agreed to pay to CNB a termination fee of $500,000 if the merger agreement is terminated by CNB because QCR committed a material breach of or failed to perform its material obligations under the merger agreement and such breach is not the result of CNB failure to comply or perform in all material respects with any of its material obligations under the merger agreement.

Management of QCR and CNB after the merger

Following the merger, Michael L. Peterson, CNB’s current Chairman of the Board, will be appointed to the board of directors of QCR. The QCR board of directors will otherwise remain the same after the merger and the Merger Sub managers will continue to serve as the managers of the surviving company until it is dissolved.

Employee benefit matters

Except as more fully described above under “The Merger—Interests of certain persons in the merger,” pursuant to the merger agreement, QCR will assume all of the employee benefit plans sponsored or maintained by CNB or Community National Bank. Former employees of CNB and Community National Bank may continue to participate in those plans until QCR terminates the plans or merges them with existing QCR plans. To the extent that any former employees of CNB or Community National Bank participate in any employee benefit plans sponsored or maintained by QCR as of the closing date, such employees will be given credit for amounts paid under a corresponding CNB or Community National Bank benefit plan during the plan year in which the closing of the merger occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such QCR benefit plan for the plan year in which the closing of the merger occurs. For purposes of determining eligibility to participate in and, where applicable, vesting under QCR’s applicable employee benefit plans, each former employee of CNB or Community National Bank will receive past service credit for his or her prior employment with CNB or Community National Bank as if each such employee had then been employed by QCR. QCR reserves the right to amend or terminate these plans and arrangements in accordance with the terms of such plans and arrangements and applicable laws. If QCR chooses to terminate any CNB or Community National Bank employee benefit or similar plan after the closing date, employees previously covered under the terminated plan will be eligible to participate in a similar QCR employee benefit plan. Also, if any former employee of CNB or Community National Bank who became an employee of QCR by virtue of the merger is terminated without cause within one year following the effective time of the merger, such individual will be eligible to receive severance in the amount of one week’s base salary for each whole year of continuous service with CNB, Community National Bank and QCR.

Expenses

All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses.

NASDAQ stock listing

QCR common stock currently is listed on NASDAQ under the symbol “QCRH.” The shares to be issued to CNB’s shareholders as merger consideration also will be eligible for trading on the NASDAQ Global Market.

Amendment

The merger agreement may be amended in writing by the parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CNB

The following table shows, as of March 25, 2013, the beneficial ownership of CNB common stock of each person who beneficially owns more than 5% of CNB’s outstanding common stock, of each CNB director, of each executive officer of CNB and all of CNB’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth. Except as indicated in the footnotes to the table below, the business address of the persons listed below is c/o Community National Bancorporation, 422 Commercial Street, P.O. Box 1288, Waterloo, Iowa 50704.

Name	Common Stock directly, indirectly or beneficially owned as of March 25, 2013	Percent of Outstanding
Directors and Executive Officers
Allan D. Bangtson	5,500	*
Darvin R. Habben	24,793	1.2%
David R. Mason, Sr.	24,392	1.2%
Dawn Champion	1,500	*
Dr. Kenneth A. Budke, II	22,500	1.1%
Gary W. Lindgren	1,253	*
James Mudd, Jr.	133	*
John Deery, Jr.	25,000	1.2%
Josef M. Vich	41,048	2.0%
Kathleen McCoy	68,440	3.3%
Michael L. Peterson	320,500	15.4%
Richard C. Young	81,587	3.9%
Robert L. Smith, Jr.	1,504	*
Robert T. Buckley	32,988	1.6%
Stacey J. Bentley	3,128	*
Thomas L. Hovland	5,385	*
All directors and executive officers as a group (16 persons)	659,651	31.6%

*	Indicates that the individual or entity owns less than one percent of CNB’s common stock.

The information presented in the table is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act, as required for purposes of this proxy statement/prospectus. Briefly stated, under that rule shares are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such shares, or who has the right to acquire beneficial ownership thereof within 60 days. Beneficial ownership for the purposes of this proxy statement/prospectus is not necessarily to be construed as an admission of beneficial ownership for other purposes.

COMPARISON OF RIGHTS OF QCR STOCKHOLDERS AND CNB SHAREHOLDERS

General

As a shareholder of CNB, your rights are governed by CNB’s articles of incorporation and its bylaws, each as currently in effect. Upon completion of the merger, the rights of CNB shareholders who receive shares of QCR common stock in exchange for their shares of CNB common stock and become stockholders of QCR will be governed by QCR’s certificate of incorporation, as amended, and amended and restated bylaws, as well as the rules and regulations applying to public companies. QCR is incorporated in Delaware and is subject to the Delaware General Corporation Law, or the DGCL. CNB is incorporated in Iowa and is subject to the IBCA.

The following discussion summarizes material similarities and differences between the rights of CNB shareholders and QCR stockholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the DGCL and IBCA and QCR’s and CNB’s respective certificate of incorporation, articles of incorporation and bylaws.

	QCR Stockholder Rights	CNB Shareholder Rights
Authorized Capital Stock:

QCR is authorized to issue 20 million shares of common stock, par value $1.00 per share, and 250,000 shares of preferred stock, par value $1.00 per share, which we refer to as QCR preferred stock. Of the 250,000 shares of QCR preferred stock, (i) 25,000 have been designated QCR series E preferred, and (ii) 40,090 have been designated QCR series F preferred.

On March 25, 2013, QCR had 4,936,316 shares of common stock outstanding, 25,000 shares of QCR series E preferred outstanding and 29,867 shares of QCR series F preferred outstanding. Further issuance of shares of QCR’s preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by QCR’s board of directors.

CNB is authorized to issue 10 million shares of common stock, no par value per share, and 1 million shares of preferred stock, no par value per share.

On March 25, 2013, CNB had 2,087,932 shares of common stock outstanding and no shares of preferred stock outstanding.

Dividends:	Subject to any rights of holders of QCR preferred stock, QCR may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.	Subject to any rights of holders of CNB preferred stock, CNB may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.

	QCR Stockholder Rights	CNB Shareholder Rights
Number of Directors; Classification:

The QCR board of directors currently consists of 13 members. QCR’s certificate of incorporation provides that its board of directors must consist of not less than three and no more than 15 directors, as may be established by resolution of not less than 80% of the number of directors of the then-current board.

QCR’s board of directors is divided into three classes, with each class consisting of approximately one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.

The CNB board of directors currently consists of nine members. CNB’s articles of incorporation provide that its board of directors must consist of not less than five and no more than 20 directors, as may be established by resolution of the then-current board.

CNB’s board of directors is divided into three classes, with each class consisting of approximately one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of shareholders.

Election of Directors; Vacancies:

Each QCR stockholder is entitled to one vote for each share of the voting stock held by such stockholder. Directors shall be elected by a plurality vote.

QCR’s certificate of incorporation does not provide for cumulative voting.

QCR’s bylaws provide that any vacancy on the board of directors may be filled at an annual meeting or special meeting of the stockholders called for such purpose, or if such vacancy arises between meetings of stockholders, by a majority vote of the board of directors then in office.

Each CNB shareholder is entitled to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote. Directors shall be elected by a plurality vote.

CNB’s bylaws provide that that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the shareholders entitled to vote at an annual meeting or special meeting of the shareholders or by a majority vote of the board of directors then in office.

Removal of Directors:	A QCR director may be removed at a stockholders’ meeting, for cause, by the affirmative vote of not less than 75% of the outstanding shares entitled to vote.	A CNB director may be removed at a special shareholders’ meeting, with or without cause, by the vote of a majority of the shares entitled to vote at an election of directors.

Call of Special Meeting of Directors:	QCR’s bylaws provide that a special meeting of the board of directors may be called by or at the request of the president or any director.	CNB’s bylaws provide that a special meeting of the board of directors may be called by direction of the president, the secretary or any two directors.

Limitation on Director Liability:

QCR’s certificate of incorporation provides that no director will be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty except for liability:

• for any breach of the director’s duty of loyalty to the corporation or its stockholders;

CNB’s articles of incorporation provide that a director will not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty except for liability:

• for any breach of the director’s duty of loyalty to the corporation or its shareholders;

	QCR Stockholder Rights	CNB Shareholder Rights

• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• under Section 174 of the DGCL (which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions), as it exists or hereafter may be amended; or

• for any transaction from which the director derived an improper benefit.

• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• under Section 490.833 of the IBCA (which creates liability for unlawful payment of dividends), as it exists or hereafter may be amended; or

• for any transaction from which the director derived an improper personal benefit.

Indemnification:

QCR’s certificate of incorporation and bylaws provide for indemnification of its officers and directors to the fullest extent authorized by the DGCL.

The bylaws provide that, to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify the director or officer against expenses actually and reasonably incurred by him or her in connection with such proceeding to the extent he or she was a party as a result of being a director or officer, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The board may indemnify employees and agents of the corporation in this context.

CNB’s articles of incorporation and bylaws provide for indemnification of its officers and directors to the fullest extent authorized by the IBCA.

The bylaws provide that, to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify the director or officer against expenses actually and reasonably incurred by such person in connection with such proceeding to the extent such person was a party as a result of being a director or officer, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

Call of Special Meetings of Stockholders/Shareholders:

QCR’s bylaws provide that a special meeting of the stockholders may be called by the chairman of the board, the president, the board of directors or at the request in writing of stockholders owning a majority of the issued and outstanding voting stock of the corporation.

Written notice stating the place, date, hour and purpose(s) of the special meeting must be delivered, either personally or by mail or facsimile, not less than 10 nor more than 60 days before the date of the meeting.

CNB’s bylaws provide that a special meeting of the shareholders may be called by the president, the secretary, the board of directors or at the written request of the holders of a majority of all outstanding shares entitled to vote at the meeting.

Written notice stating the place, day, hour and purpose(s) of the special meeting must be delivered, either personally or by mail, not less than 10 nor more than 60 days before the date of the meeting.

	QCR Stockholder Rights	CNB Shareholder Rights
Quorum of Stockholders/Shareholders:	QCR’s bylaws provide that a majority of the outstanding shares of voting stock, represented in person or by proxy, constitutes a quorum at any meeting of stockholders.	CNB’s bylaws provide that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at any meeting of shareholders.

Advance Notice Regarding Stockholders/Shareholders Proposals (other than Nomination of Candidates for Election to the Board of Directors):

QCR’s bylaws provide that for a stockholder to properly bring business before an annual or special meeting of stockholders, written notice of such proposal must be delivered, mailed or telegraphed to the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting (provided, however, that if less than 40 days’ notice of the date of the scheduled meeting is given or made by the corporation, notice by the stockholder to be timely must be so delivered, mailed or telegraphed to the corporation not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to stockholders).

A stockholder’s notice to the secretary shall set forth the following as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (iii) the number of shares of the corporation’s common stock beneficially owned by such stockholder on the date of such stockholder’s notice, and (iv) any financial or other interest of such stockholder in the proposal.

CNB’s bylaws provide that any business brought before the meeting may be transacted at an annual meeting of shareholders, or a special meeting may be called for any purpose. Requests for special meetings shall state the purpose(s) for which the meeting is to be called.

Advance Notice Regarding Stockholders/Shareholders Nomination of Candidates for Election to the Board of Directors:

QCR’s bylaws provide that nominations of persons for election to the board of directors may be made at an annual or special meeting of stockholders by a stockholder of QCR.

For nominations for election to the board of directors of QCR to be

CNB’s articles of incorporation and bylaws do not address shareholder nomination of candidates for election to the board of directors. The IBCA also does not address shareholder nomination of candidates for election to the board of directors.

QCR Stockholder Rights	CNB Shareholder Rights

properly brought before an annual or special meeting, written notice of such nomination(s) must be delivered to or mailed and received by the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the meeting (provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of meeting was mailed or such public disclosure was made).

A stockholder’s notice to the secretary shall set forth: (i) the name and address of record of the stockholder who intends to make the nomination, (ii) a representation that the stockholder is, a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee, (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (v) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, as then in effect, and (vi) the consent of each nominee to serve as a director of the corporation if so elected.

	QCR Stockholder Rights	CNB Shareholder Rights
Stockholder/Shareholder Action by Written Consent:	QCR’s certificate of incorporation provides that any action required or permitted to be taken by the holders of capital stock of the corporation must be effected at a duly called annual or special meeting of the holders of capital stock of the corporation and may not be effected by any consent in writing by such holders, unless such action is authorized by not less than 80% of the number of directors.	CNB’s bylaws provide that any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting or vote if a consent in writing, setting forth the action so taken, is signed by 90% or more of the votes entitled to be cast at a meeting at which all share entitled to vote on the action were present and voted, and delivered to CNB for filing with the corporate minutes or records.

Appointment and Removal of Officers:

QCR’s bylaws provide that the officers shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. Each officer will hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby.

CNB’s bylaws provide that the officers shall be appointed annually by the board of directors at the annual meeting thereof. Each officer will hold office until the next succeeding annual meeting of the board of directors and until a successor is duly appointed and qualified or until the officer’s death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby. Officers may also be removed by any superior officer or agent upon whom the power to appoint shall have been conferred by the board of directors.

Required Vote for Certain Transactions	The QCR certificate of incorporation requires the affirmative vote of stockholders having at least 75% of the voting power of all outstanding voting stock for the following transactions: (i) merger or consolidation, (ii) sale, lease or exchange of all or substantially all of the assets of the corporation, (iii) issuance or transfer of any voting securities to a corporation, person or entity in exchange for cash, assets or securities, and (iv) voluntary dissolution of the corporation. However, such vote is not necessary for any such transaction if approved by not less than 80% of the number of directors then in office.	The CNB articles of incorporation do not specifically discuss transactions involving merger, consolidation, or sale, lease or exchange of all or substantially all of the property or assets of the corporation, except for such transactions with an interested shareholder. The applicable IBCA provisions state that such a transaction must be approved by the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the plan exists. The corporation may, however, without approval by a vote of shareholders, merge with any corporation of which at least 90% of the outstanding shares of each class is owned by the corporation.

	QCR Stockholder Rights	CNB Shareholder Rights
Amendment to Charter and Bylaws:

An amendment to the certificate of incorporation that relates to certain provisions, including the amendment process, use of written ballots, business combinations with interested stockholders and stockholder action by written consent, must be approved by the affirmative vote of the holders of shares having at least 75% of the voting power of all outstanding stock of the corporation entitled to vote thereon.

Otherwise, as provided by the DGCL, the certificate of incorporation may be amended by the affirmative vote of at least a majority of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a stockholders’ meeting.

The bylaws of QCR may be amended, altered, changed or repealed by either an affirmative vote of holders of not less than 75% of the outstanding shares of stock entitled to vote or the affirmative vote of not less than 80% of the directors then in office.

As provided by the IBCA, CNB’s articles of incorporation may be amended by the affirmative vote of at least a majority of the shares entitled to vote on the proposal after the board of directors has adopted the amendment and submitted it to the shareholders for their approval. Additionally, the board of directors may adopt amendments to the articles of incorporation without shareholder approval for certain enumerated purposes.

The bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors then in office.

Certain anti-takeover effects of QCR’s certificate and bylaws and Delaware law and federal law

Certain provisions of QCR’s certificate of incorporation, bylaws and the DGCL may have the effect of impeding the acquisition of control of QCR by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by QCR’s board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by QCR’s board of directors but which individual QCR stockholders may deem to be in their best interests or in which QCR stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of QCR’s current board of directors or management more difficult.

These provisions of QCR’s certificate of incorporation and bylaws include the following:

•

QCR’s board of directors may issue additional authorized shares of QCR’s capital stock to deter future attempts to gain control of QCR, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, QCR’s board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

•

QCR’s certificate of incorporation does not provide for cumulative voting for any purpose, and QCR’s certificate of incorporation also provides that any action required or permitted to be taken by stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting unless authorized by not less than 80% of the directors;

•

Certain transactions (including any merger or consolidation, the sale, lease or exchange of all of substantially all assets, any issuance or transfer of any voting securities to any other entity in exchange for cash, assets or securities, and the voluntary dissolution of QCR) must be approved by at least 75% of the outstanding voting stock, unless approved by not less than 80% of the directors;

•

When evaluating a proposal by another person to make a tender or exchange offer for an equity security, to merge or consolidate with QCR or to purchase or otherwise acquire all or substantially all of the assets of QCR, QCR’s certificate of incorporation allows the board of directors to consider non-stockholder interests, such as the social and economic effects of the transaction on QCR and its subsidiaries and the other elements of the communities in which QCR and its subsidiaries operate or are located; and

•

The amendment of QCR’s certificate of incorporation must be approved by a majority vote of the board of directors and also by a majority vote of the outstanding shares of QCR’s common stock, provided, however, that an affirmative vote of at least 75% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the certificate of incorporation, including provisions (i) governing amendment of the bylaws, (ii) relating to the use of written ballots, (iii) limiting business combinations with interested stockholders, (iv) limiting the stockholders’ ability to act by written consent, and (v) regarding amendment of the foregoing supermajority provisions of QCR’s certificate of incorporation. QCR’s bylaws may be amended only by vote of 80% of the board of directors or by affirmative vote of not less than 75% of the outstanding shares of stock then entitled to vote.

Additionally, on September 11, 2003, QCR’s board of directors adopted a stockholders’ rights agreement, which we refer to as the Rights Agreement. Pursuant to the terms of the Rights Agreement, QCR’s board of directors authorized and declared a dividend of one preferred share purchase right, or a Right, for each share of QCR common stock outstanding as of the close of business on September 22, 2003, with each Right representing the right to purchase one one-thousandth (subject to adjustment) of a share of series B junior participating preferred stock, $1.00 par value per share. The Rights have no immediate economic value to QCR’s stockholders and cannot be exercised unless and until a person, group or entity acquires 15% or more of QCR’s common stock or announces a tender offer. The Rights Agreement also permits QCR’s board of directors to redeem each right for $0.01 under various circumstances. In general, the Rights Agreement provides that if a person, group or entity acquires a 15% or larger stake in QCR or announces a tender offer, and QCR’s board of directors chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offer or, will be able to purchase a certain amount of QCR’s common stock for half of its market price. The Rights Agreement will expire pursuant to its terms on September 11, 2013.

To extend the term of the Rights Plan, QCR’s board of directors unanimously approved an amendment to the Rights Agreement on February 7, 2013, which we refer to as the Amended Rights Agreement. The Amended Rights Agreement will not become effective until and unless approved by QCR’s stockholders at their 2013 annual meeting, which will be held on May 1, 2013. The primary purpose of the Amended Rights Agreement is to extend the term of the Rights Agreement for an additional three years, increase the trigger from 15% to 20%, add additional stockholder protections and amend certain provisions that limit the authority of QCR’s board of directors. The Rights Agreement will continue in effect until shareholders approve the Amended Rights Agreement at the annual meeting, and, if the Amended Rights Agreement is not approved, the Rights Agreement will expire on September 11, 2013. If the Amended Rights Agreement is not approved and the Rights Agreement expires, QCR’s board of directors may reconsider whether to pursue a stockholders’ rights plan in the future.

The provisions described above are intended to reduce QCR’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of QCR’s board of directors.

The ability of a third party to acquire QCR is also subject to applicable banking laws and regulations. The Bank Holding Company Act of 1956 and the regulations thereunder require any “bank holding company” (as defined in that Act) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of the outstanding shares of a class of QCR’s voting stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the outstanding shares of a class of QCR’s voting stock under the Change in Bank Control Act of 1978. Any holder of 25% or more (or between 10% and 25%, if the holder is unable to rebut the presumption that it controls QCR) of the outstanding shares of a class of QCR’s voting stock, other than an individual, is subject to supervision and regulation as a bank holding company under the Bank Holding Company Act. In calculating a holder’s aggregate ownership of QCR’s common stock for purposes of these banking regulations, the Federal Reserve likely would include at least the minimum number of shares (and could instead include the maximum number of shares) of QCR common stock that a holder is entitled to receive pursuant to securities convertible into or settled in QCR common stock, including QCR’s series E preferred stock.

DESCRIPTION OF QCR CAPITAL STOCK

The following description of the capital stock of QCR does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of QCR’s certificate of incorporation, as amended, and QCR’s amended and restated bylaws. QCR’s certificate of incorporation, as amended, and QCR’s amended and restated bylaws are incorporated by reference and will be sent to stockholders of QCR and shareholders of CNB upon request. See “Where You Can Find More Information.”

Authorized capital stock

Under its certificate of incorporation, as amended, QCR has the authority to issue 20 million shares of common stock, par value $1.00 per share, and 250,000 shares of preferred stock, par value $1.00 per share. As of March 25, 2013, there were issued and outstanding 4,936,316 shares of QCR common stock (exclusive of shares held in treasury), 25,000 shares of series E preferred and 29,867 shares of series F preferred.

QCR common stock

QCR Common Stock Outstanding. The outstanding shares of QCR common stock are, and the shares of QCR common stock issued pursuant to the merger or issuable upon the conversion of the series E preferred will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of QCR common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of QCR preferred stock, including the series E preferred, series F preferred and any series of preferred stock that QCR may designate and issue in the future.

Voting Rights. Each holder of QCR common stock is entitled to one vote for each share held of record on all matters voted upon by stockholders of QCR and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of QCR common stock entitled to vote in any election of directors of QCR may elect all of the directors standing for election.

Dividend Rights. The holders of QCR common stock are entitled to receive dividends, if and when declared payable by the QCR board of directors from any funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding QCR preferred stock, including the series E preferred and series F preferred. Upon the liquidation, dissolution or winding up of QCR, the holders of QCR common stock are entitled to share pro rata in the net assets of QCR available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding QCR preferred stock, including the series E preferred and series F preferred.

Preemptive Rights. The certificate of incorporation, as amended, does not grant the holders of QCR common stock any preemptive, subscription, redemption or conversion rights.

Preferred stock

Blank Check Preferred Stock. Under its certificate of incorporation, as amended, the QCR board of directors has the authority to issue preferred stock in one or more series, and to fix for each series the voting powers, full or limited, or no voting powers, and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the QCR board of directors providing for the issuance of such series as may be permitted by the DGCL, without any further vote or action by the stockholders of QCR.

QCR series E preferred stock

Series E Preferred Stock Outstanding. As of March 25, 2013, QCR had 25,000 shares of series E preferred outstanding.

Dividends. Non-cumulative dividends on the series E preferred are payable quarterly in arrears if, when and as declared by QCR’s board of directors, at a rate of 7.00% per year on the liquidation preference of $1,000 per share. No dividends may be paid on any preferred stock ranking junior to the series E preferred or the common stock unless and until dividends have been paid on the series E preferred. The series E preferred is not redeemable by the holders thereof. After the fifth anniversary of the issuance date, QCR may redeem all, but not less than all, of the series E preferred shares.

Conversion. Holders of the series E preferred may convert their shares into common stock at any time at a per share conversion price of $12.15. QCR may convert all, but not less than all, of the series E preferred into common stock at the same share conversion price of $12.15 on or after the third anniversary of the issuance date, if, for at least 20 trading days in a period of 30 consecutive trading days, the closing price of its common stock equals or exceeds $17.22 and QCR has declared or paid in full dividends on the series E preferred for four consecutive quarters. The conversion price of the series E preferred is subject to customary anti-dilution adjustments.

Reorganization Events and Fundamental Transactions. If QCR consummates a capital reorganization of the common stock or a merger or consolidation of QCR with or into another corporation, or the sale of all or substantially all QCR’s properties and assets to any other person, each share of the series E preferred will become convertible into the number of shares of stock or other securities or property to which a holder of that number of shares of common stock deliverable upon conversion of the series E preferred would have been entitled on such capital reorganization, merger, consolidation or sale.

Voting Rights. Holders of the series E preferred generally do not have any voting rights, except as required by law.

QCR series F preferred stock

Series F Preferred Stock Outstanding. As of March 25, 2013, QCR had 29,867 shares of series F preferred outstanding. QCR issued the shares of series F preferred to the United States Department of the Treasury on September 15, 2011, in connection with the SBLF program.

Dividends. Non-Cumulative dividends on the series F preferred are payable quarterly in arrears if, when and as declared by QCR’s board of directors. The per annum dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the series F preferred is outstanding, based upon changes in the amount of “Qualified Small Business Lending” or “QSBL” of QCR’s wholly-owned bank subsidiaries from the baseline (as defined by SBLF, the baseline is the average of QSBL for the last two quarters of 2009 and first two quarters of 2010). The dividend rate for the initial dividend period (which ended September 30, 2011) was 5.00%. For the second through the 10th calendar quarters, the dividend rate may be adjusted to between 1.00% and 5.00% to reflect the change the QCR’s subsidiary banks’ level of QSBL. For the 11th calendar quarter to four and one-half years after the issuance date, the dividend rate will be fixed at between 1.00% and 5.00%, based upon the increase in QSBL from the baseline to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013), or will be fixed at 7.00% if there is no increase or there is a decrease in QSBL during such period. In addition, beginning on April 1, 2014 and ending on April 1, 2016, if there is no increase or there is a decrease in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013), because of QCR’s participation in Treasury’s Capital Purchase Program, QCR will be subject to an additional lending incentive fee of 2.00% per year. From and after four and one-half years from the issuance date (i.e., as of March 15, 2016), the dividend rate will be fixed at 9.00%, regardless of the amount of QSBL.

For 2011 and 2012, QCR reported a net decline in QSBL from the baseline; therefore, the dividend rate for all of the corresponding calendar quarters was 5.00%. As of March 25, 2013, the dividend rate was 5.00%. On a going forward basis, QCR does not anticipate reporting QSBL at a level necessary to take advantage of the reduced dividend rate discussed above.

The liquidation preference is $1,000 per share. No dividends may be paid on any preferred stock ranking junior to the series F preferred or the common stock unless and until dividends have been paid on the series F preferred. The series F preferred is not redeemable by the holders thereof. The series F preferred is redeemable at any time at the option of QCR, subject to the approval of QCR’s primary federal banking regulator, in amounts equal to at least 25% of the number of originally issued shares, or 100% of the then-outstanding shares (if less than 25% of the originally issued shares). QCR has redeemed 25% of the Series F preferred that was originally issued to the United States Department of the Treasury.

Conversion. Holders of the series F preferred may not convert their shares into common stock.

Reorganization Events and Fundamental Transactions. QCR may not (i) consummate a merger, exchange, dissolution or similar transaction that would affect the rights of series F preferred, or (ii) sell all, or any material portion of, QCR’s assets if in conjunction with such sale, the series F preferred will not be redeemed in full without the consent of the holder of series F preferred.

Voting Rights. Holders of the series F preferred generally do not have any voting rights, except as required by law. However, QCR may not amend its certificate of incorporation or bylaws in a manner adverse to the rights of the series F preferred, authorize or issue capital stock ranking senior to the series F preferred or take certain other actions without the approval of the holder of the series F preferred. In addition, in the event that QCR misses five dividend payments, whether or not consecutive, the holder of series F preferred will have the right, but not the obligation, to appoint a representative as an observer on QCR’s board of directors. In the event that QCR misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the series F preferred is at least $25,000,000, then the holder of series F preferred will have the right to designate two directors to the board of directors of QCR. The right of the holder of the series F preferred to appoint a non-voting observer or elect directors, as the case may be, will terminate when full dividends have been timely paid on the series F preferred for at least four consecutive dividend periods.

Exchange agent and registrar

IST Shareholder Services is the exchange agent for the merger and the registrar for the QCR common stock.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the QCR common stock to be issued in the merger have been passed upon by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain matters pertaining to the federal income tax consequences of the merger have been passed upon by Barack Ferrazzano Kirschbaum & Nagelberg LLP.

EXPERTS

The consolidated financial statements of QCR for the years ended December 31, 2012 and 2011 and the effectiveness of QCR’s internal control over financial reporting as of December 31, 2012 have been audited by McGladrey LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated herein.

WHERE YOU CAN FIND MORE INFORMATION

QCR files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document QCR files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. QCR’s SEC filings are also available on its Web site at http://www.qcrh.com.

QCR filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of QCR common stock to be issued to CNB’s shareholders upon completion of the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of QCR in addition to being a proxy statement of CNB for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

INFORMATION ABOUT QCR HOLDINGS, INC.

In this section, references to “QCR Holdings,” “QCR,” “the Company,” “we,” “us” and “our” refer to QCR Holdings, Inc. and its subsidiaries collectively, unless the context requires otherwise.

Business of QCR Holdings, Inc.

General. QCR Holdings, Inc. (the “Company”) is a multi-bank holding company headquartered in Moline, Illinois, that was formed in February 1993 under the laws of the state of Delaware. The Company serves the Quad Cities, Cedar Rapids, and Rockford communities through the following three wholly-owned banking subsidiaries, which provide full-service commercial and consumer banking and trust and asset management services:

•	Quad City Bank and Trust Company (“QCBT”), which is based in Bettendorf, Iowa, and commenced operations in 1994;

•	Cedar Rapids Bank and Trust Company (“CRBT”), which is based in Cedar Rapids, Iowa, and commenced operations in 2001; and

•	Rockford Bank and Trust Company (“RB&T”), which is based in Rockford, Illinois, and commenced operations in 2005.

The Company also engages in direct financing lease contracts through m2 Lease Funds, LLC (“m2”), a wholly-owned subsidiary of QCBT based in Brookfield, Wisconsin. QCBT previously owned 80% of m2. In August 2012, QCBT entered into an amendment to the operating agreement of m2 and purchased the remaining 20% noncontrolling interest. See Note 21 to the consolidated financial statements for further discussion of the acquisition.

Velie Plantation Holding Company (“VPHC”), previously owned 91% by the Company, was engaged in holding the real estate property known as the Velie Plantation in Moline, Illinois, which is the location for the Company’s headquarters. In October 2012, the Company acquired the remaining 9% noncontrolling interest, and effective December 31, 2012, VPHC was dissolved and liquidated.

Quad City Bancard, Inc. (“Bancard”), previously a wholly-owned subsidiary of the Company, conducted the Company’s credit card issuing and merchant credit cards acquiring operations. During 2008, Bancard sold its merchant credit card acquiring business. The resulting gain on sale, net of taxes and related expenses, was approximately $3.0 million. The comparative financial results associated with the merchant credit card acquiring business have been reflected as discontinued operations throughout the annual report. Effective December 31, 2009, Bancard was dissolved and liquidated. The credit card issuing operation was merged in as a department of QCBT. In January 2013, QCBT sold its credit card portfolio and the related credit card issuing operations to a third party. In connection with the transaction, the Company expects a pre-tax gain, net of transaction-related costs, of approximately $800 thousand to be realized in the first quarter of 2013.

In February 2013, the Company entered into a definitive agreement to acquire Community National Bancorporation (“Community National”). The transaction is expected to close in the second quarter of 2013. Based on the closing price of the Company’s common stock on February 13, 2013, the implied valuation of the acquisition is approximately $20.1 million. See Note 23 to the consolidated financial statements for further discussion of the acquisition.

On December 31, 2008, the Company sold its Milwaukee, Wisconsin subsidiary, First Wisconsin Bank and Trust Company (“FWBT”), for $13.7 million which resulted in a pre-tax gain on sale of approximately $495 thousand. The comparative financial results associated with FWBT have been reflected as discontinued operations throughout the annual report.

Subsidiary Banks. QCBT was capitalized on October 13, 1993, and commenced operations on January 7, 1994. QCBT is an Iowa-chartered commercial bank that is a member of the Federal Reserve System with depository accounts insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum amount permitted by law. QCBT provides full service commercial and consumer banking and trust and asset management services in the Quad Cities and adjacent communities through its five offices that are located in Bettendorf and Davenport, Iowa and in Moline, Illinois. QCBT, on a consolidated basis with m2, had total segment assets of $1.18 billion and $1.11 billion as of December 31, 2012 and 2011, respectively.

CRBT is an Iowa-chartered commercial bank that is a member of the Federal Reserve System with depository accounts insured by the FDIC to the maximum amount permitted by law. The Company commenced operations in Cedar Rapids in June 2001, operating a branch of QCBT. The Cedar Rapids branch operation then began functioning under the CRBT charter in September 2001. CRBT provides full-service commercial and consumer banking and trust and asset management services to Cedar Rapids, Iowa and adjacent communities through its two facilities. The headquarters for CRBT is located in downtown Cedar Rapids, and its branch location is located in northern Cedar Rapids. CRBT had total segment assets of $625.7 million and $560.1 million as of December 31, 2012 and 2011, respectively.

RB&T is an Illinois-chartered commercial bank that is a member of the Federal Reserve System with depository accounts insured by the FDIC to the maximum amount permitted by law. The Company commenced operations in Rockford, Illinois in September 2004, operating a branch of QCBT, and that operation began functioning under the RB&T charter in January 2005. RB&T provides full-service commercial and consumer banking and trust and asset management services to Rockford and adjacent communities through its original office located in downtown Rockford and its branch facility located on Guilford Road at Alpine Road in Rockford. RB&T had total segment assets of $313.8 million and $294.4 million as of December 31, 2012 and 2011, respectively.

See Note 20 to the consolidated financial statements for additional business segment information.

Other Operating Subsidiaries. m2, which is based in Brookfield, Wisconsin, is engaged in the business of leasing machinery and equipment to commercial and industrial businesses under direct financing lease contracts. On August 26, 2005, QCBT acquired 80% of the membership units of m2. John Engelbrecht, the President and Chief Executive Officer of m2, retained 20% of the membership units. On August 31, 2012, QCBT acquired the 20% noncontrolling interest previously owned by John Engelbrecht.

VPHC was engaged in holding the real estate property known as the Velie Plantation Mansion in Moline, Illinois. Beginning in 1998, the Company held a 20% equity investment in VPHC. The Company acquired additional membership units in 2006 (37%), in 2009 (16%), and in 2010 (18%), bringing its total equity investment to 91%. During the fourth quarter of 2012, the Company acquired the remaining 9% noncontrolling interest and, effective as of December 31, 2012, VPHC was dissolved and liquidated.

On January 1, 2008, QCBT acquired 100% of the membership units of CMG Investment Advisors, LLC, which is an investment management and advisory company. During 2010, the operating subsidiary was renamed Quad City Investment Advisors, LLC.

Trust Preferred Subsidiaries. Following is a listing of the Company’s non-consolidated subsidiaries formed for the issuance of trust preferred securities, including pertinent information as of December 31, 2012 and 2011:

Name	Date Issued	Amount Issued	Interest Rate		Interest Rate as of 12/31/12	Interest Rate as of 12/31/11
QCR Holdings Statutory Trust II	February 2004	$12,372,000	2.85% over 3-month LIBOR	*	3.21%	3.22%
QCR Holdings Statutory Trust III	February 2004	8,248,000	2.85% over 3-month LIBOR		3.21%	3.22%
QCR Holdings Statutory Trust IV	May 2005	5,155,000	1.80% over 3-month LIBOR		2.14%	2.20%
QCR Holdings Statutory Trust V	February 2006	10,310,000	1.55% over 3-month LIBOR	**	1.89%	1.95%

		$36,085,000	Weighted Average Rate		2.68%	2.71%

*	Rate was fixed at 6.93% until March 31, 2011 when it became variable based on 3-month LIBOR plus 2.85%, reset quarterly.
**	Rate was fixed at 6.62% until April 7, 2011 when it became variable based on 3-month LIBOR plus 1.55%, reset quarterly.

Securities issued by Trust II, Trust III, Trust IV, and Trust V mature thirty years from the date of issuance, but are all currently callable at par at anytime.

Other Ownership Interests. The Company invests limited amounts of its capital in stocks of financial institutions and mutual funds. In addition to its wholly-owned subsidiaries, the Company owns a 20% equity position in Nobel Real Estate Investors, LLC. In June 2005, CRBT entered into a joint venture as a 50% owner of Cedar Rapids Mortgage Company, LLC.

The Company previously owned a 2.25% equity investment in Trisource Solutions, LLC (“Trisource”). On July 2, 2010, the Company exercised a put option and sold its equity investment back to the majority owner of Trisource for $750 thousand received in monthly installments of $10 thousand through July 2012, and a final balloon payment of $584 thousand received in August 2012. The gain (materially all of the sales proceeds) was recognized on a cash basis.

Business. The Company’s principal business consists of attracting deposits and investing those deposits in loans/leases and securities. The deposits of the subsidiary banks are insured to the maximum amount allowable by the FDIC. The Company’s results of operations are dependent primarily on net interest income, which is the difference between the interest earned on its loans/leases and securities and the interest paid on deposits and borrowings. The Company’s operating results are affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Its operating results also can be affected by trust fees, investment advisory and management fees, deposit service charge fees, gains on the sale of residential real estate and government guaranteed loans, earnings from bank-owned life insurance and other income. Operating expenses include employee compensation and benefits, occupancy and equipment expense, professional and data processing fees, advertising and marketing expenses, bank service charges, FDIC and other insurance, loan/lease expenses and other administrative expenses.

The Company and its subsidiaries collectively employed 356 and 355 full-time equivalents (“FTEs”) at December 31, 2012 and 2011, respectively.

The Board of Governors of the Federal Reserve System (the “Federal Reserve”) is the primary federal regulator of the Company and its subsidiaries. In addition, QCBT and CRBT are regulated by the Iowa Superintendent of Banking (“Iowa Superintendent”) and RB&T is regulated by the State of Illinois Department of Financial and Professional Regulation (“DFPR”). The FDIC, as administrator of the Deposit Insurance Fund, has regulatory authority over the subsidiary banks.

Lending/Leasing. The Company and its subsidiaries provide a broad range of commercial and retail lending and investment services to corporations, partnerships, individuals, and government agencies. The subsidiary banks actively market their services to qualified lending and deposit clients. Officers actively solicit the business of new clients entering their market areas as well as long-standing members of the local business community. The Company has an established lending/leasing policy which includes a number of underwriting factors to be considered in making a loan/lease, including, but not limited to, location, loan-to-value ratio, cash flow, collateral and the credit history of the borrower.

In accordance with Iowa regulation, the legal lending limit to one borrower for QCBT and CRBT, calculated as 15% of aggregate capital, was $14.9 million and $8.4 million, respectively, as of December 31, 2012. In accordance with Illinois regulation, the legal lending limit to one borrower for RB&T, calculated as 25% of aggregate capital, totaled $9.4 million as of December 31, 2012.

The Company recognizes the need to prevent excessive concentrations of credit exposure to any one borrower or group of related borrowers. As such, the Company has established an in-house lending limit, which is lower than each subsidiary bank’s legal lending limit, in an effort to manage individual borrower exposure levels.

The in-house lending limit is the maximum amount of credit each subsidiary bank will extend to a single borrowing entity or group of related entities. Under the in-house limit, total credit exposure to a single borrowing entity or group of related entities will not exceed the following, subject to certain exceptions:

Quad City Bank & Trust:	$7.5 million
Cedar Rapids Bank & Trust:	$6.5 million
Rockford Bank & Trust:	$3.7 million

On a consolidated basis, the in-house lending limit is $10.0 million, which is the maximum amount of credit that all affiliated banks, when combined, will extend to a single borrowing entity or group of related entities, subject to certain exceptions.

In addition, m2’s in-house lending limit is $1.0 million to a single leasing entity or group of related entities.

As part of the loan monitoring activity at the three subsidiary banks, credit administration personnel interact closely with senior bank management. For example, the internal loan committee of each subsidiary bank meets weekly. The Company has a separate in-house loan review function to analyze credits of the subsidiary banks. To complement the in-house loan review, an independent third-party performs external loan reviews. Management has attempted to identify problem loans at an early stage and to aggressively seek a resolution of those situations.

The Company recognizes that a diversified loan/lease portfolio contributes to reducing risk in the overall loan/lease portfolio. The specific loan/lease portfolio mix is subject to change based on loan/lease demand, the business environment and various economic factors. The Company actively monitors concentrations within the loan/lease portfolio to ensure appropriate diversification and concentration risk is maintained.

Specifically, each subsidiary bank’s total loans as a percentage of average assets may not exceed 85%. In addition, following are established policy limits and the actual allocations for the three subsidiary banks as of December 31, 2012 for the loan portfolio on a per loan type basis, reflected as a percentage of the subsidiary bank’s average gross loans:

	Maximum Percentage per Loan Policy**	As of December 31, 2012
Type of Loan*		QCBT	CRBT	RB&T
One-to-four family residential	30%	15%	11%	19%
Multi-family	15%	4%	8%	5%
Farmland	5%	0%	0%	1%
Non-farm, nonresidential	50%	28%	40%	45%
Construction and land development	20%	5%	5%	3%
Commercial and industrial	60%	20%	30%	24%
Loans to individuals	10%	3%	2%	1%
Lease financing	20%	16%	0%	0%
All other loans	10%	9%	4%	2%

		100%	100%	100%
Bank stock loans***	15%	7%	0%	1%

*	The loan types above are as defined and reported in the subsidiary banks’ quarterly Reports of Condition and Income (also known as Call Reports).

**	The maximum percentages listed are the same for all subsidiary banks except for CRBT, where the maximum percentage for one-to-four family residential is 25%, the maximum percentage for construction and land development is 15%, and the maximum percentage for lease financing receivables is 5%. Additionally, both CRBT and RB&T have maximum percentages for bank stock loans of 10%.
***	Bank stock loans are not a separate reportable line item on the Call Reports. The loans are reported within “all other loans” above.

The following table presents total loans/leases by major loan/lease type and subsidiary as of December 31, 2012 and 2011. Residential real estate loans held for sale are included in residential real estate loans below.

	Quad City Bank & Trust		m2 Lease Funds		Cedar Rapids Bank & Trust		Rockford Bank & Trust		Intercompany Elimination	Consolidated Total
	$	%	$	%	$	%	$	%	$	$	%
As of December 31, 2012:	(dollars in thousands)
Commercial and industrial loans	$203,542	36%	$—	0%	$130,261	35%	$60,441	26%	$—	$394,244	31%
Commercial real estate loans	258,133	45%	—	0%	201,659	54%	136,025	58%	(1,838)	593,979	46%
Direct financing leases	—	0%	103,686	96%	—	0%	—	0%	—	103,686	8%
Residential real estate loans	60,666	11%	—	0%	27,863	7%	27,053	11%	—	115,582	9%
Installment and other consumer loans	47,621	8%	—	0%	17,425	4%	11,675	5%	—	76,721	6%
Deferred loan/lease origination costs, net of fees	(77)	0%	3,907	4%	(738)	0%	84	0%	—	3,176	0%

	$569,885	100%	$107,593	100%	$376,470	100%	$235,278	100%	$(1,838)	$1,287,388	100%

As of December 31, 2011:
Commercial and industrial loans	$177,069	34%	$—	0%	$116,714	34%	$57,011	25%	$—	$350,794	29%
Commercial real estate loans	260,895	49%	—	0%	184,338	53%	134,580	59%	(2,009)	577,804	48%
Direct financing leases	—	0%	93,212	97%	—	0%	—	0%	—	93,212	8%
Residential real estate loans	43,405	8%	—	0%	29,847	8%	24,855	11%	—	98,107	8%
Installment and other consumer loans	48,590	9%	—	0%	17,846	5%	11,787	5%	—	78,223	7%
Deferred loan/lease origination costs, net of fees	56	0%	3,217	3%	(703)	0%	35	0%	—	2,605	0%

	$530,015	100%	$96,429	100%	$348,042	100%	$228,268	100%	$(2,009)	$1,200,745	100%

Proper pricing of loans is necessary to provide adequate return to the Company’s stockholders. Loan pricing, as established by the subsidiary banks’ Asset/Liability Committee, shall include consideration for the cost of funds, loan maturity and risk, origination and maintenance costs, appropriate stockholder return, competitive factors, and the economic environment. The portfolio contains a mix of loans with fixed and floating interest rates. Management attempts to maximize the use of interest rate floors on its variable rate loan portfolio.

Commercial and Industrial Lending. As noted above, the subsidiary banks are active commercial and industrial lenders. The current areas of emphasis include loans to small and mid-sized businesses with a wide range of operations such as wholesalers, manufacturers, building contractors, business services companies, other banks, and retailers. The banks provide a wide range of business loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of facilities, equipment and other purposes. Since 2010, the subsidiary banks have been active in participating in lending programs offered by the Small Business Administration (“SBA”) and the United States Department of Agriculture (“USDA”). Under these programs, the government entities will generally provide a guarantee of repayment ranging from 50% to 85% of the principal amount of the qualifying loan.

Loan approval is generally based on the following factors:

•	Ability and stability of current management of the borrower;

•	Stable earnings with positive financial trends;

•	Sufficient cash flow to support debt repayment;

•	Earnings projections based on reasonable assumptions;

•	Financial strength of the industry and business; and

•	Value and marketability of collateral.

For commercial and industrial loans, the Company assigns internal risk ratings which are largely dependent upon the aforementioned approval factors. The risk rating is reviewed annually or on an as needed basis depending on the specific circumstances of the loan. See Note 1 to the consolidated financial statements for additional information, including the internal risk rating scale.

As part of the underwriting process, management reviews current borrower financial statements. When appropriate, certain commercial and industrial loans may contain covenants requiring maintenance of financial performance ratios such as, but not limited to:

•	Minimum debt service coverage ratio;

•	Minimum current ratio;

•	Maximum debt to tangible net worth ratio; and/or

•	Minimum tangible net worth

Establishment of these financial performance ratios depends on a number of factors, including risk rating and the specific industry.

Collateral for these loans generally includes accounts receivable, inventory, equipment, and real estate. The lending policy specifies approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans must exceed the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash. Approved non-real estate collateral types and corresponding maximum advance percentages for each are listed below.

Approved Collateral Type	Maximum Advance %
Financial Instruments
U.S. Government Securities	90% of market value
Securities of Federal Agencies	90% of market value
Municipal Bonds rated by Moody’s As “A” or better	80% of market value
Listed Stocks	75% of market value
Mutual Funds	75% of market value
Cash Value Life Insurance	95%, less policy loans
Savings/Time Deposits (Bank)	100% of current value

General Business
Accounts Receivable	80% of eligible accounts
Inventory	50% of value
Fixed Assets (Existing)	50% of net book value, or
75% of orderly liquidation appraised value
Fixed Assets (New)	80% of cost
Leasehold Improvements	0%

Generally, if the above collateral is part of a cross-collateralization with other approved assets, then the maximum advance percentage may be higher.

The lending policy specifies maximum term limits for commercial and industrial loans. For term loans, the maximum term is generally 7 years. Generally, term loans range from 3 to 5 years. For lines of credit, the maximum term is typically 365 days.

In addition, the subsidiary banks often take personal guarantees or cosignors to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.

Commercial Real Estate Lending. The subsidiary banks also make commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those standards and processes specific to real estate loans. Collateral for these loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower. The lending policy specifies maximum loan-to-value limits based on the category of commercial real estate (commercial real estate loans on improved property, raw land, land development, and commercial construction). These limits are the same limits as, or in some situations, more conservative than, those established by regulatory authorities. Following is a listing of these limits as well as some of the other guidelines included in the lending policy for the major categories of commercial real estate loans:

Commercial Real Estate Loan Types	Maximum Advance Rate**	Maximum Term
Commercial Real Estate Loans on Improved Property*	80%	7 years
Raw Land	Lesser of 90% of project cost, or 65% of “as is” appraised value	12 months
Land Development	Lesser of 90% of project cost, or 75% of appraised value	24 months
Commerical Construction Loans	Lesser of 90% of project cost, or 80% of appraised value	365 days

*	Generally, the debt service coverage ratio must be a minimum of 1.25x for non-owner occupied loans and 1.15x for owner-occupied loans. For loans greater than $500 thousand, the subsidiary banks sensitivity test this ratio for deteriorated economic conditions, major changes in interest rates, and/or significant increases in vacancy rates.
**	These maximum rates are consistent with , or in some situations, more conservative than, those established by regulatory authorities.

The lending policy also includes guidelines for real estate appraisals and evaluations, including minimum appraisal and evaluation standards based on certain transactions. In addition, the subsidiary banks often take personal guarantees to help assure repayment.

In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of December 31, 2012 and 2011, approximately 35% and 29%, respectively, of the commercial real estate loan portfolio was owner-occupied.

The Company’s lending policy limits non-owner occupied commercial real estate lending to 300% of total risk-based capital, and limits construction, land development, and other land loans to 100% of total risk-based capital. Exceeding these limits warrants the use of heightened risk management practices in accordance with regulatory guidelines. As of December 31, 2012, all three subsidiary banks were in compliance with these limits.

Following is a listing of the significant industries within the Company’s commercial real estate loan portfolio as of December 31, 2012 and 2011:

	2012		2011
	Amount	%	Amount	%
	(dollars in thousands)
Lessors of Nonresidential Buildings	$178,060	30%	$179,511	31%
Lessors of Residential Buildings	61,460	10%	50,029	9%
Land Subdivision	28,854	5%	33,252	6%
New Car Dealers	27,079	5%	25,223	4%
Hotels	26,710	4%	19,061	3%
Lessors of Other Real Estate Property	12,765	2%	15,830	3%
New Single Family Construction	10,746	2%	10,788	2%
Other*	248,305	42%	244,110	42%

Total Commercial Real Estate Loans	$593,979	100%	$577,804	100%

*	“Other” consists of all other industries. None of these had concentrations greater than $10.0 million, or 2.0% of total commercial real estate loans.

Direct Financing Leasing. m2 leases machinery and equipment to commercial and industrial customers under direct financing leases. All lease requests are subject to the credit requirements and criteria as set forth in the lending/leasing policy. In all cases, a formal independent credit analysis of the lessee is performed.

The following private and public sector business assets are generally acceptable to consider for lease funding:

•	Computer systems

•	Photocopy systems

•	Fire trucks

•	Specialized road maintenance equipment

•	Medical equipment

•	Commercial business furnishings

•	Vehicles classified as heavy equipment

•	Aircraft

•	Equipment classified as plant or office equipment

•	Marine boat lifts

m2 will generally refrain from funding leases of the following type:

•	Leases collateralized by non-marketable items

•	Leases collateralized by consumer items, such as vehicles, household goods, recreational vehicles, boats, etc.

•	Leases collateralized by used equipment, unless its remaining useful life can be readily determined

•	Leases with a repayment schedule exceeding 7 years

Residential Real Estate Lending. Generally, the subsidiary banks’ residential real estate loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell loans in the secondary market. The subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that adjust in one to five years, and then retain these loans in their portfolios. During 2011 and 2012, the subsidiary banks originated and held a limited amount of 15-year fixed rate residential real estate loans that met certain credit guidelines. Servicing rights are not presently retained on the loans sold in the secondary market. The lending policy establishes minimum appraisal and other credit guidelines.

As mentioned above, the subsidiary banks sell the majority of their residential real estate loans in the secondary market. The following table presents the originations and sales of residential real estate loans for the Company.

	For the year ended December 31,
	2012	2011	2010
	(dollars in thousands)
Originations of residential real estate loans	$151,676	$117,914	$164,572
Sales of residential real estate loans	$104,740	$83,926	$134,304
Percentage of sales to originations	69%	71%	82%

Installment and Other Consumer Lending. The consumer lending department of each subsidiary bank provides many types of consumer loans, including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The lending policy addresses specific credit guidelines by consumer loan type. In particular, for home equity loans and home equity lines of credit, the minimum credit bureau score is 680. For both home equity loans and lines of credit, the maximum advance rate is 90% of value with a minimum credit bureau score of 720, and the maximum advance rate is 80% of value with a credit bureau score of 680 to 719. The maximum term on home equity loans is 10 years and maximum amortization is 15 years. The maximum term on home equity lines of credit is 5 years.

In some instances for all loans/leases, it may be appropriate to originate or purchase loans/leases that are exceptions to the guidelines and limits established within the lending policy described above. In general, exceptions to the lending policy do not significantly deviate from the guidelines and limits established within the lending policy and, if there are exceptions, they are generally noted as such and specifically identified in loan/lease approval documents.

Competition. The Company currently operates in the highly competitive Quad Cities, Cedar Rapids, and Rockford markets. Competitors include not only other commercial banks, credit unions, thrift institutions, and mutual funds, but also insurance companies, finance companies, brokerage firms, investment banking companies, and a variety of other financial services and advisory companies. Many of these competitors are not subject to the same regulatory restrictions as the Company. Many of these unregulated competitors compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services. The Company competes in markets with a number of much larger financial institutions with substantially greater resources and larger lending limits.

Internet Site, Securities Filings and Governance Documents. The Company maintains Internet sites for itself and each of its three banking subsidiaries. The Company makes available free of charge through these sites its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Also available are many of its corporate governance documents, including the Code of Conduct and Ethics Policy. The sites are www.qcrh.com, www.qcbt.com, www.crbt.com, and www.rkfdbank.com.

Supervision and Regulation

General. Financial institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory authorities, including the Iowa Superintendent of Banking (the “Iowa Superintendent”), the Illinois Department of Financial and Professional Regulation (the “DFPR”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”) and the newly-created Bureau of Consumer Financial Protection (the “CFPB”). Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board (the “FASB”) and securities laws administered by the Securities and Exchange Commission (the “SEC”) and state securities authorities have an impact on the business of the Company. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the operations and results of the Company and its subsidiary Banks, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These federal and state laws, and the regulations of the bank regulatory authorities issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends. Moreover, turmoil in the credit markets in recent years prompted the enactment of unprecedented legislation that has allowed the U.S. Department of the Treasury (the “Treasury”) to make equity capital available to qualifying financial institutions to help restore confidence and stability in the U.S. financial markets, which imposes additional requirements on institutions in which the Treasury invests.

The Company and its subsidiary Banks are also subject to regular examination by their respective regulatory authorities, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and its subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory or regulatory provision.

Financial Regulatory Reform. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. The Dodd-Frank Act represents a sweeping reform of the supervisory and regulatory framework applicable to financial institutions and capital markets in the United States, certain aspects of which are described below in more detail. The Dodd-Frank Act creates new federal governmental entities responsible for overseeing different aspects of the U.S. financial services industry, including identifying emerging systemic risks. It also shifts certain authorities and responsibilities among federal financial institution regulators, including the supervision of holding company affiliates and the regulation of consumer financial services and products. In particular, and among other things, the Dodd-Frank Act: creates the CFPB, which is authorized to regulate providers of consumer credit, savings, payment and other consumer financial products and services; narrows the scope of federal preemption of state consumer laws enjoyed by national banks and federal savings associations and expands the authority of state attorneys general to bring actions to enforce federal consumer protection legislation; imposes more stringent capital requirements on bank holding companies and subjects certain activities, including interstate mergers and acquisitions, to heightened capital conditions; significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property; restricts the interchange fees payable on debit card transactions for issuers with $10 billion in assets or greater; requires the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards to be determined by regulation; creates a Financial Stability Oversight Council as part of a regulatory structure for identifying emerging systemic risks and improving interagency cooperation; provides for enhanced regulation of advisers to private funds and of the derivatives markets; enhances oversight of credit rating agencies; and prohibits banking agency requirements tied to credit ratings.

Numerous provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Many of the required regulations have been issued and others have been released for public comment, but there remain a number that have yet to be released in any form. Furthermore, while the reforms primarily target systemically important financial service providers, their influence is expected to filter down in varying degrees to smaller institutions over time. Management of the Company will continue to evaluate the effect of the changes; however, in many respects, the ultimate impact of the Dodd-Frank Act will not be fully known for years, and no current assurance may be given that the Dodd-Frank Act, or any other new legislative changes, will not have a negative impact on the results of operations and financial condition of the Company and its subsidiaries.

The Increasing Regulatory Emphasis on Capital. The Company is subject to various regulatory capital requirements administered by the federal and state banking regulators noted above. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), the Company must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. Our capital amounts and classifications are also subject to judgments by the regulators regarding qualitative components, risk weightings and other factors.

While capital has historically been one of the key measures of the financial health of both bank holding companies and depository institutions, its role is becoming fundamentally more important in the wake of the financial crisis, as the regulators have recognized that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, will ultimately establish strengthened capital standards for banks and bank holding companies, will require more capital to be held in the form of common stock and will disallow certain funds from being included in capital determinations. Once fully implemented, these provisions will represent regulatory capital requirements that are meaningfully more stringent than those in place currently.

Company and Bank Required Capital Levels. Bank holding companies have historically had to comply with less stringent capital standards than their bank subsidiaries and were able to raise capital with hybrid instruments such as trust preferred securities. The Dodd-Frank Act mandated the Federal Reserve to establish minimum capital levels for bank holding companies on a consolidated basis that are as stringent as those required for insured depository institutions. As a consequence, over a phase-in period of three years, the components of holding company permanent capital known as “Tier 1 capital” are being restricted to capital instruments that are considered to be Tier 1 capital for insured depository institutions. A result of this change is that the proceeds of trust preferred securities are being excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank holding companies with less than $15 billion of assets. Because the Company has assets of less than $15 billion, it is able to maintain its trust preferred proceeds as Tier 1 capital but will have to comply with new capital mandates in other respects, and will not be able to raise Tier 1 capital in the future through the issuance of trust preferred securities. In addition, the Basel III proposal, discussed below, includes a phase-out of trust preferred securities for all bank holding companies, including the Company.

The Company owns three subsidiary banks (collectively, the “Banks”): Quad City Bank and Trust Company (“QCBT”), Cedar Rapids Bank and Trust Company (“CRBT”), and Rockford Bank and Trust Company (“RB&T”). Under current federal regulations, the Banks are subject to, and, after the phase-in period, the Company will be subject to, the following minimum capital standards:

•	a leverage requirement, consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and

•

a risk-based capital requirement, consisting of a minimum ratio of total capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4%. For this purpose, “Tier 1 capital” consists primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus “Tier 2 capital,” which includes other non-permanent capital items, such as certain other debt and equity instruments that do not qualify as Tier 1 capital, and a portion of the Banks’ allowance for loan and leases losses.

The capital standards described above are minimum requirements. Federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is “well-capitalized” may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept brokered deposits. Under the capital regulations of the Federal Reserve, in order to be “well-capitalized,” a banking organization must maintain a ratio of total capital to total risk-weighted assets of 10% or greater, a ratio of Tier 1 capital to total risk-weighted assets of 6% or greater and a ratio of Tier 1 capital to total assets of 5% or greater. The Federal Reserve’s guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a “tangible tier 1 leverage ratio” (deducting all intangibles) in evaluating proposals for expansion or to engage in new activity.

Higher capital levels may also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve’s capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Prompt Corrective Action. A banking organization’s capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized,” in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution’s asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

As of December 31, 2012: (i) none of the Banks was subject to a directive from the Federal Reserve to increase capital to an amount in excess of the minimum regulatory capital requirements; (ii) each Bank exceeded its minimum regulatory capital requirements under Federal Reserve capital adequacy guidelines; and (iii) each Bank was “well-capitalized,” as defined by Federal Reserve regulations. As of December 31, 2012, the Company had regulatory capital in excess of the Federal Reserve’s requirements and met the Dodd-Frank capital requirements.

Basel III. The current risk-based capital guidelines described above, which apply to the Banks and are being phased in for the Company, are based upon the 1988 capital accord known as “Basel I” adopted by the international Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by the U.S. federal banking regulators on an interagency basis. In 2008, the banking agencies collaboratively began to phase-in capital standards based on a second capital accord, referred to as “Basel II,” for large or “core” international banks (generally defined for U.S. purposes as having total assets of $250 billion or more, or consolidated foreign exposures of $10 billion or more). Basel II emphasized internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis. Basel III requires, among other things:

•	a new required ratio of minimum common equity equal to 4.5% of risk-weighted assets,

•	an increase in the minimum required amount of Tier 1 capital from the current level of 4% of total assets to 6% of risk-weighted assets, and

•	a continuation of the current minimum required amount of total capital at 8% of risk-weighted assets.

In addition, institutions that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in common equity attributable to a capital conservation buffer to be phased in over three years. The purpose of the conservation buffer is to ensure that banks maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the conservation buffer increases the ratios depicted above to 7% for common equity, 8.5% for Tier 1 capital and 10.5% for total capital.

On June 12, 2012, the federal banking regulators (the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC) (the “Agencies”) formally proposed for comment, in three separate but related proposals, rules to implement Basel III in the United States. The proposals are: (i) the “Basel III Proposal,” which applies the Basel III capital framework to almost all U.S. banking organizations; (ii) the “Standardized Approach Proposal,” which applies certain elements of the Basel II standardized approach for credit risk weightings to almost all U.S. banking organizations; and (iii) the “Advanced Approaches Proposal,” which applies changes made to Basel II and Basel III in the past few years to large U.S. banking organizations subject to the advanced Basel II capital framework. The comment period for these notices of proposed rulemaking ended October 22, 2012.

The Basel III Proposal and the Standardized Approach Proposal are expected to have a direct impact on the Company and the Banks. The Basel III Proposal is applicable to all U.S. banks that are subject to minimum capital requirements, including federal and state banks, as well as to bank and savings and loan holding companies other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $500 million). There will be separate phase-in/phase-out periods for: (i) minimum capital ratios; (ii) regulatory capital adjustments and deductions; (iii) nonqualifying capital instruments; (iv) capital conservation and countercyclical capital buffers; (v) a supplemental leverage ratio for advanced approaches banks; and (vi) changes to the FDIC’s prompt corrective action rules.

The criteria in the U.S. proposal for common equity and additional Tier 1 capital instruments, as well as Tier 2 capital instruments, are broadly consistent with the Basel III criteria. A number of instruments that now qualify as Tier 1 capital will not qualify, or their qualification will change, if the Basel III Proposal becomes final. For example, cumulative preferred stock and certain hybrid capital instruments, including trust preferred securities, which the Company may retain under the Dodd-Frank Act, will no longer qualify as Tier 1 capital of any kind. Noncumulative perpetual preferred stock, which now qualifies as simple Tier 1 capital, would not qualify as common equity Tier 1 capital, but would qualify as additional Tier 1 capital.

In addition to the changes in capital requirements included within the Basel III Proposal, the Standardized Approach Proposal revises a large number of the risk weightings (or their methodologies) for bank assets that are used to determine the capital ratios. For nearly every class of assets, the proposal requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings. For example, under the current risk-weighting rules, residential mortgages have a risk weighting of 50%. Under the proposed new rules, two categories of residential mortgage lending would be created: (i) traditional lending would be category 1, where the risk weightings range from 35 to 100%; and (ii) nontraditional loans would fall within category 2, where the risk weightings would range from 50 to 150%. There is concern in the U.S. that the proposed methodology for risk weighting residential mortgage exposures and the higher risk weightings for certain types of mortgage products will increase costs to consumers and reduce their access to mortgage credit.

In addition, there is significant concern noted by the financial industry in connection with the Basel III rulemaking as to the proposed treatment of accumulated other comprehensive income (“AOCI”). The proposed treatment of AOCI would require unrealized gains and losses on available-for-sale securities to flow through to regulatory capital as opposed to the current treatment, which neutralizes such effects. There is concern that this treatment would introduce capital volatility, due not only to credit risk but also to interest rate risk, and affect the composition of firms’ securities holdings.

While the Basel III accord called for national jurisdictions to implement the new requirements beginning January 1, 2013, in light of the volume of comments received by the Agencies and the concerns expressed above, the Agencies have indicated that the commencement date for the proposed Basel III rules has been delayed and it is unclear when the Basel III regime, as it may be implemented by final rules, will become effective in the United States.

The Company.

General. The Company, as the sole stockholder of the Banks, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHCA”). In accordance with Federal Reserve policy, and as now codified by the Dodd-Frank Act, the Company is legally obligated to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is also required to file with the Federal Reserve periodic reports of the Company’s operations and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see “—The Increasing Regulatory Emphasis on Capital” above.

The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking. as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. As of the date of this filing, the Company has not elected to operate as a financial holding company.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines, as affected by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see “—The Increasing Regulatory Emphasis on Capital” above. If capital levels fall below the minimum required levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

U.S. Government Investment in Bank Holding Companies. Events in the U.S. and global financial markets in 2008 and 2009, including the deterioration of the worldwide credit markets, created significant challenges for financial institutions throughout the country. In response to this crisis affecting the U.S. banking system and financial markets, on October 3, 2008, the U.S. Congress passed, and the President signed into law, the Emergency Economic Stabilization Act of 2008 (the “EESA”). The EESA authorized the Secretary of the Treasury to implement various temporary emergency programs designed to strengthen the capital positions of financial institutions and stimulate the availability of credit within the U.S. financial system. Financial institutions participating in certain of the programs established under the EESA are required to adopt the Treasury’s standards for executive compensation and corporate governance.

On October 14, 2008, the Treasury announced that it would provide Tier 1 capital (in the form of perpetual preferred stock) to eligible financial institutions. This program, known as the TARP Capital Purchase Program (the “TCPP”), allocated $250 billion from the $700 billion authorized by the EESA to the Treasury for the purchase of senior preferred shares from qualifying financial institutions (the “TCPP Preferred Stock”). Under the program, eligible institutions were able to sell equity interests to the Treasury in amounts equal to between 1% and 3% of the institution’s risk-weighted assets. In conjunction with the purchase of the TCPP Preferred

Stock, the Treasury received warrants to purchase common stock from the participating public institutions with an aggregate market price equal to 15% of the preferred stock investment. Participating financial institutions were required to adopt the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TCPP.

Pursuant to the TCPP, on February 13, 2009, the Company entered into a Letter Agreement with the Treasury, pursuant to which the Company issued (i) 38,237 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series D (the “Series D Preferred Stock”) and (ii) a warrant to purchase 521,888 shares of the Company’s common stock for an aggregate purchase price of $38.237 million in cash.

Small Business Lending Fund and TCPP Redemption. Under the Small Business Jobs Act of 2010, the Treasury established a Small Business Lending Fund (the “SBLF”), a $30 billion fund that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. The Company applied for the SBLF program, was accepted, and on September 15, 2011, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Treasury, pursuant to which it issued and sold to the Treasury 40,090 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”), having a liquidation preference of $1,000 per share (the “Liquidation Amount”), for aggregate proceeds of $40,090,000. On the same date, the Company redeemed from the Treasury, using the proceeds from the issuance of the Series F Preferred Stock, all 38,237 outstanding shares of its Series D Preferred Stock issued under the TCPP, for a redemption price of approximately $38.4 million, including accrued but unpaid dividends to the date of redemption. The Treasury remitted a cash payment to the Company in the amount of approximately $1.7 million to cover the difference between the outstanding balance of the Series D Preferred Stock and the proceeds from the issuance of the Series F Preferred Stock. As a result of its redemption of the Series D Preferred Stock, the Company is no longer subject to the limits on executive compensation and other restrictions stipulated under the TCPP. The Company also repurchased the warrant issued to the Treasury in November of 2011 for an aggregate purchase price of $1.1 million.

On June 29, 2012, the Company redeemed 10,223 shares of the Series F Preferred Stock from the Treasury for an aggregate redemption amount of $10,223,000 plus unpaid dividends to the date of redemption of $124,948. The remaining Series F Preferred Stock may be redeemed at any time at the option of the Company, subject to the approval of the Company’s primary federal banking regulator. All redemptions must be in amounts equal to at least 25% of the number of originally issued shares, or 100% of the then-outstanding shares (if less than 25% of the originally issued shares).

Dividend Payments. The Company’s ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Delaware corporation, the Company is subject to the limitations of the Delaware General Corporation Law (the “DGCL”), which allow the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if: (i) the company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company’s capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

The terms of the Series F Preferred Stock issued in connection with the SBLF impose limits on the Company’s ability to pay dividends on and repurchase shares of its common stock and other securities. In general, the Company may declare and pay dividends on its common stock or any other stock junior to the Series F Preferred Stock, or repurchase shares of any such stock, only, if after payment of such dividends or repurchase of such shares, the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital (as defined and set forth in the Certificate of Designation), excluding any subsequent net charge-offs and any redemption of the Series F Preferred Stock (the “Tier 1 Dividend Threshold”). The Tier 1 Dividend Threshold is subject to reduction, beginning on the 2nd anniversary and ending on the 10th anniversary of issuance of the Series F Preferred Stock, by 10% for each one 1% increase in the Banks’ QSBL over the baseline level. If, however, the Company fails to declare and pay dividends on the Series F Preferred Stock in a given quarter, then during such quarter and for the next three quarters following such missed dividend payment the Company may not pay dividends on or repurchase any common stock or any other securities that are junior to (or in parity with) the Series F Preferred Stock, except in very limited circumstances. If any Series F Preferred Stock remains outstanding on the 10th anniversary of issuance, the Company may not pay any further dividends on its common stock or any other junior stock until the Series F Preferred Stock is redeemed in full.

Federal Securities Regulation. The Company’s common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Corporate Governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act will increase stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments, and authorizing the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

The Banks.

General. The Company owns three subsidiary banks: QCBT and CRBT are chartered under Iowa law (collectively, the “Iowa Banks”) and RB&T is chartered under Illinois law. The deposit accounts of the Banks are insured by the FDIC’s Deposit Insurance Fund (“DIF”) to the maximum extent provided under federal law and FDIC regulations. The Banks are also members of the Federal Reserve System (“member banks”).

As Iowa-chartered, FDIC-insured member banks, the Iowa Banks are subject to the examination, supervision, reporting and enforcement requirements of the Iowa Superintendent, as the chartering authority for Iowa banks. As an Illinois-chartered, FDIC-insured member bank, RB&T is subject to the examination, supervision, reporting and enforcement requirements of the DFPR, as the chartering authority for Illinois banks. The Banks are also subject to the examination, reporting and enforcement requirements of the Federal Reserve, as the primary federal regulator of member banks. In addition, the FDIC, as administrator of the DIF, has regulatory authority over the Banks.

Deposit Insurance. As FDIC-insured institutions, the Banks are required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators.

On November 12, 2009, the FDIC adopted a final rule that required insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. As such, on December 31, 2009, the Banks prepaid the FDIC its assessments. The FDIC determined each institution’s prepaid assessment based on the institution’s: (i) actual September 30, 2009 assessment base, increased quarterly by a 5% annual growth rate through the fourth quarter of 2012; and (ii) total base assessment rate in effect on September 30, 2009, increased by an annualized three basis points beginning in 2011. The FDIC began to offset prepaid assessments on March 30, 2010, representing payment of the regular quarterly risk-based deposit insurance assessment for the fourth quarter of 2009. Any prepaid assessment not exhausted after collection of the amount due on June 30, 2013, will be returned to the institution.

Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. This may shift the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC is given until September 3, 2020 to meet the 1.35% reserve ratio target. Several of these provisions could increase the Banks’ FDIC deposit insurance premiums.

The Dodd-Frank Act permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per insured depositor, retroactive to January 1, 2009. Although the legislation provided that non-interest-bearing transaction accounts had unlimited deposit insurance coverage through December 31, 2012.

FICO Assessments. The Financing Corporation (“FICO”) is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO’s authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance. During the year ended December 31, 2012, the FICO assessment rate was approximately 0.0066%, which reflects the change from an assessment base computed on deposits to an assessment base computed on assets as required by the Dodd-Frank Act.

Supervisory Assessments. Each of the Banks is required to pay supervisory assessments to its respective state banking regulator to fund the operations of that agency. The amount of the assessment payable by each Bank is calculated on the basis of that Bank’s total assets. During the year ended December 31, 2012, the Iowa Banks paid supervisory assessments to the Iowa Superintendent totaling $160 thousand and RB&T paid supervisory assessments to the DFPR totaling $48 thousand.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see “—The Increasing Regulatory Emphasis on Capital” above.

Liability of Commonly Controlled Institutions. Under federal law, institutions insured by the FDIC may be liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of commonly controlled FDIC-insured depository institutions or any assistance provided by the FDIC to commonly controlled FDIC-insured depository institutions in danger of default. Because the Company controls each of the Banks, the Banks are commonly controlled for purposes of these provisions of federal law.

Dividend Payments. The primary source of funds for the Company is dividends from the Banks. In general, the Banks may only pay dividends either out of their historical net income after any required transfers to surplus or reserves have been made or out of their retained earnings. The Federal Reserve Act also imposes limitations on the amount of dividends that may be paid by state member banks, such as the Banks. Without prior Federal

Reserve approval, a state member bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank’s calendar year-to-date net income plus the bank’s retained net income for the two preceding calendar years.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, each of the Banks exceeded its minimum capital requirements under applicable guidelines as of December 31, 2012. As of December 31, 2012, approximately $10.9 million was available to be paid as dividends by the Banks. Notwithstanding the availability of funds for dividends, however, the Federal Reserve may prohibit the payment of any dividends by the Banks if the Federal Reserve determines such payment would constitute an unsafe or unsound practice.

Insider Transactions. The Banks are subject to certain restrictions imposed by federal law on “covered transactions” between the Banks and their “affiliates.” The Company is an affiliate of each Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Banks. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates as of July 21, 2011, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to directors and officers, to directors and officers of the Company, to principal stockholders of the Company and to “related interests” of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Banks, or a principal stockholder of the Company, may obtain credit from banks with which the Banks maintain correspondent relationships.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the institution’s rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. The Iowa Banks have the authority under Iowa law to establish branches anywhere in the State of Iowa, subject to receipt of all required regulatory approvals. In 1997, the Company formed a de novo Illinois bank that was merged into QCBT, resulting in QCBT establishing a branch office in Illinois. Under Illinois law, QCBT may continue to establish offices in Illinois to the same extent permitted for an Illinois bank

(subject to certain conditions, including certain regulatory notice requirements). Similarly, RB&T has the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. However, the Dodd-Frank Act permits well-capitalized and well-managed banks to establish new branches across state lines without these impediments.

State Bank Investments and Activities. The Banks are permitted to make investments and engage in activities directly or through subsidiaries as authorized by Iowa or Illinois law, as applicable. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the DIF. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Banks.

Transaction Account Reserves. Federal Reserve regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2013: the first $12.4 million of otherwise reservable balances are exempt from the reserve requirements; for transaction accounts aggregating more than $12.4 million to $79.5 million, the reserve requirement is 3% of total transaction accounts; and for net transaction accounts in excess of $79.5 million, the reserve requirement is $2,013,000 plus 10% of the aggregate amount of total transaction accounts in excess of $79.5 million. These reserve requirements are subject to annual adjustment by the Federal Reserve. The Banks are in compliance with the foregoing requirements.

Consumer Financial Service.

There are numerous developments in federal and state laws regarding consumer financial products and services that impact the Banks’ business. Importantly, the current structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Banks, as well as the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Banks, will continue to be examined by their applicable bank regulators.

Ability-to-Repay Requirement and Qualified Mortgage Rule. The Dodd-Frank Act contains additional provisions that affect consumer mortgage lending. First, it significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property and augments federal law combating predatory lending practices. In addition to numerous new disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower’s ability to repay, while also establishing a presumption of compliance for certain “qualified mortgages.” Most significantly, the new standards limit the total points and fees that the Banks and/or a broker may charge on conforming and jumbo loans to 3% of the total loan amount. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells and other asset-backed securities that the securitizer issues if the loans have not complied with the ability-to-repay standards. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

On January 10, 2013, the CFPB issued a final rule, effective January 10, 2014, which implements the Dodd-Frank Act’s ability-to-repay requirements and clarifies the presumption of compliance for “qualified mortgages.” In assessing a borrower’s ability to repay a mortgage-related obligation, lenders generally must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. The final rule also includes guidance regarding the application of, and methodology for evaluating, these factors.

Further, the final rule also clarifies that qualified mortgages do not include “no-doc” loans and loans with negative amortization, interest-only payments, balloon payments, terms in excess of 30 years, or points and fees paid by the borrower that exceed 3% of the loan amount, subject to certain exceptions. In addition, for qualified mortgages, the monthly payment must be calculated on the highest payment that will occur in the first five years of the loan, and the borrower’s total debt-to-income ratio generally may not be more than 43%. The final rule also provides that certain mortgages that satisfy the general product feature requirements for qualified mortgages and that also satisfy the underwriting requirements of Fannie Mae and Freddie Mac (while they operate under federal conservatorship or receivership) or the U.S. Department of Housing and Urban Development, Department of Veterans Affairs, or Department of Agriculture or Rural Housing Service are also considered to be qualified mortgages. This second category of qualified mortgages will phase out as the aforementioned federal agencies issue their own rules regarding qualified mortgages, the conservatorship of Fannie Mae and Freddie Mac ends, and, in any event, after seven years.

As set forth in the Dodd-Frank Act, subprime (or higher-priced) mortgage loans are subject to the ability-to-repay requirement, and the final rule provides for a rebuttable presumption of lender compliance for those loans. The final rule also applies the ability-to-repay requirement to prime loans, while also providing a conclusive presumption of compliance (i.e., a safe harbor) for prime loans that are also qualified mortgages. Additionally, the final rule generally prohibits prepayment penalties (subject to certain exceptions) and sets forth a 3-year record retention period with respect to documenting and demonstrating the ability-to-repay requirement and other provisions.

Changes to Mortgage Loan Originator Compensation. Effective April 2, 2011, previously existing regulations concerning the compensation of mortgage loan originators were amended. As a result of these amendments, mortgage loan originators may not receive compensation based on a mortgage transaction’s terms or conditions other than the amount of credit extended under the mortgage loan. Further, the new standards limit the total points and fees that a bank and/or a broker may charge on conforming and jumbo loans to 3% of the total loan amount. Mortgage loan originators may receive compensation from a consumer or from a lender, but not both. These rules contain requirements designed to prohibit mortgage loan originators from “steering” consumers to loans that provide mortgage loan originators with greater compensation. In addition, the rules contain other requirements concerning recordkeeping.

Foreclosure and Loan Modifications. Federal and state laws further impact foreclosures and loan modifications, with many of such laws having the effect of delaying or impeding the foreclosure process on real estate secured loans in default. Mortgages on commercial property can be modified, such as by reducing the principal amount of the loan or the interest rate, or by extending the term of the loan, through plans confirmed under Chapter 11 of the Bankruptcy Code. In recent years, legislation has been introduced in the U.S. Congress that would amend the Bankruptcy Code to permit the modification of mortgages secured by residences, although at this time the enactment of such legislation is not presently proposed. The scope, duration and terms of potential future legislation with similar effect continue to be discussed. We cannot predict whether any such legislation will be passed or the impact, if any, it would have on our business.

Properties of QCR Holdings

The following table is a listing of the Company’s operating facilities for its subsidiary banks:

Facility Address	Facility Square Footage	Facility Owned or Leased
Quad City Bank & Trust
2118 Middle Road in Bettendorf, IA	6,700	Owned
4500 Brady Street in Davenport, IA	36,000	Owned
3551 7th Street in Moline, IL	30,000	Owned	*
5405 Utica Ridge Road in Davenport, IA	7,400	Leased
1700 Division Street in Davenport, IA	12,000	Owned

Cedar Rapids Bank & Trust
500 1st Avenue NE, Suite 100 in Cedar Rapids, IA	36,000	Owned
5400 Council Street in Cedar Rapids, IA	5,900	Owned

Rockford Bank & Trust
127 North Wyman Street in Rockford, IL	7,800	Leased
4571 Guilford Road in Rockford, IL	20,000	Owned

*	The building was previously owned by VPHC. With the acquisition of the remaining 9% noncontrolling interest and the subsequent dissolution of VPHC, the Company now owns 100% of the building as of December 31, 2012.

The subsidiary banks intend to limit their investment in premises to no more than 50% of their capital. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured, and are adequately equipped for carrying on the business of the Company.

No individual real estate property or mortgage amounts to 10% or more of consolidated assets.

Legal Proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party other than ordinary routine litigation incidental to their respective businesses.

Stock Information

Market Information. The common stock, par value $1.00 per share, of the Company is listed on The NASDAQ Global Market under the symbol “QCRH”. The stock began trading on NASDAQ on October 6, 1993. The Company transferred its listing from the NASDAQ Capital Market to the NASDAQ Global Market on March 1, 2010. As of December 31, 2012, there were 4,918,202 shares of common stock outstanding held by approximately 2,600 holders of record.

The following table sets forth the high and low sales prices of the common stock, as reported by NASDAQ for the periods indicated.

	2012 Sales Price		2011 Sales Price		2010 Sales Price
	High	Low	High	Low	High	Low
First quarter	$12.450	$8.500	$8.670	$7.220	$10.000	$7.650
Second quarter	14.500	10.700	9.470	7.290	14.400	8.730
Third quarter	14.980	12.620	9.928	8.701	10.970	8.930
Fourth quarter	15.500	11.400	9.234	8.420	9.520	6.745

Dividends on Common Stock. On May 2, 2012, the Company declared a cash dividend of $0.04 per share, or $189 thousand, which was paid on July 6, 2012, to stockholders of record as of June 21, 2012. On November 8, 2012, the Company declared a cash dividend of $0.04 per share, or $192 thousand, which was paid on January 7, 2013, to stockholders of record as of December 22, 2012. In the future, it is the Company’s intention to continue to consider the payment of dividends on a semi-annual basis. The Company anticipates an ongoing need to retain much of its operating income to help provide the capital to redeem the Series F Noncumulative Perpetual Preferred Stock (the “Series F Preferred Stock” (see Note 10 to the consolidated financial statements for a detailed discussion of preferred stock) in the short-term and for continued growth in the long-term, but believes that operating results have reached a level that can sustain dividends to stockholders as well.

The Company is heavily dependent on dividend payments from its subsidiary banks to make dividend payments on the Company’s preferred and common stock. Under applicable state laws, the banks are restricted as to the maximum amount of dividends that they may pay on their common stock. Iowa and Illinois law provide that state-chartered banks in those states may not pay dividends in excess of their undivided profits.

The Company’s ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized.

The Company also has certain contractual restrictions on its ability to pay dividends. The Company has issued junior subordinated debentures in four private placements. Under the terms of the debentures, the Company may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. Additionally, the Company has issued shares of non-cumulative perpetual preferred stock and under the terms of this preferred stock, the Company may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. See Note 10 to the consolidated financial statements for additional detail on the preferred stock. None of these circumstances existed through the date of filing of this Form S-4 filed with the Securities and Exchange Commission.

Purchase of Equity Securities by the Company. There were no purchases of common stock by the Company for the years ended December 31, 2012, 2011, and 2010.

Directors and Executive Officers

Our directors are divided into three classes having staggered terms of three years. At QCR’s next annual meeting, scheduled for May 1, 2013, stockholders have been asked to elect four Class II directors for a term expiring in 2016. The board has considered and nominated current directors Patrick S. Baird, Larry J. Helling, Douglas M. Hultquist and Mark C. Kilmer to serve as Class II directors of QCR Holdings. Charles M. Peters, a Class II director since 2007, informed the board that he would not seek re-election for an additional term as a director of QCR Holdings, and accordingly, the board did not re-nominate him for election at this year’s meeting. As a result, his directorship will end at the 2013 annual meeting of stockholders. Following the merger, Michael L. Peterson, CNB’s current Chairman of the Board, will be appointed to the board as a Class III director.

Name - (Age)	Director Since	Positions with QCR Holdings and subsidiaries
CLASS II (Pending re-election at the May 1, 2013 stockholder meeting (New term will expire in 2016)

Patrick S. Baird—(Age 59)	2010	Vice Chairman of the Board and Director of QCR Holdings; Vice Chairman of the Board and Director of Cedar Rapids Bank and Trust

Larry J. Helling—(Age 57)	2001	Director of QCR Holdings; President, Chief Executive Officer and Director of Cedar Rapids Bank and Trust; Director of Quad City Bank and Trust; Director of m2 Lease Funds

Douglas M. Hultquist—(Age 57)	1993	President, Chief Executive Officer and Director of QCR Holdings; Director of Quad City Bank and Trust; Director of Rockford Bank and Trust; Director of m2 Lease Funds

Mark C. Kilmer—(Age 54)	2004	Director of QCR Holdings; Chairman of the Board and Director of Quad City Bank and Trust

CLASS III (Term expires 2014)

John K. Lawson—(Age 73)	2000	Director of QCR Holdings

Ronald G. Peterson—(Age 69)	1993	Director of QCR Holdings; Director of Quad City Bank and Trust

John D. Whitcher—(Age 58)	2008	Director of QCR Holdings; Chairman of the Board and Director of Rockford Bank and Trust

Marie Z. Ziegler—(Age 55)	2008	Director of QCR Holdings; Director of Quad City Bank and Trust

Michael L. Peterson—(Age 51)	—	Chairman of the Board and Director of Community National and Community National Bank; will be appointed to QCR Holdings board following the merger

CLASS I (Term Expires 2015)

James J. Brownson—(Age 67)	1997	Chairman of the Board and Director of QCR Holdings; Director of Quad City Bank and Trust

Lindsay Y. Corby—(Age 35)	2012	Director of QCR Holdings

Todd A. Gipple—(Age 49)	2009	Director of QCR Holdings; Executive Vice President, Chief Operating Officer, and Chief Financial Officer of QCR Holdings; Director of Quad City Bank and Trust; Director of Cedar Rapids Bank and Trust; Director of Rockford Bank and Trust

Donna J. Sorensen —(Age 63)	2009	Director of QCR Holdings; Chairman of the Board and Director of Cedar Rapids Bank and Trust

All of our continuing directors and nominees will hold office for the terms indicated, or until their earlier death, resignation, removal, disqualification, or ineligibility due to exceeding age eligibility requirements (a person who has reached age 72 before the date of the annual meeting is not eligible for election to the board) and until their respective successors are duly elected and qualified. All of our executive officers hold office for a term of one year. There are no arrangements or understandings between any of the directors, executive officers or any other person pursuant to which any of our directors or executive officers have been selected for their respective positions. Mr. Hultquist is a director of United Fire Group, Inc. and Mr. Baird is a director of National Financial Partners Corp, both companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No other nominee or director has been a director of another company with securities registered under the Exchange Act within the past five years.

The business experience of each of the directors of QCR Holdings following the merger for the past five years, as well as their qualifications to serve on the board, are as follows:

Patrick S. Baird is the retired President and Chief Executive Officer of AEGON USA, LLC, the U.S. subsidiary of the AEGON Insurance Group, a leading multinational insurance organization. Mr. Baird joined the AEGON USA companies in 1976. He was appointed to that position in March 2002, having previously served as Executive Vice President and Chief Operating Officer, Chief Financial Officer and Chief Tax Officer. He is a graduate of the University of Iowa, and is a Certified Public Accountant. Mr. Baird was appointed by the Governor of the State of Iowa to the Ijobs Commission as Vice Chairman and also serves as a Commissioner for the Eastern Iowa Airport. Mr. Baird is also a founding board member and Treasurer of the Zach Johnson Foundation. He currently serves as a director, audit committee member and compensation committee member for National Financial Partners, a NYSE listed firm. Mr. Baird has been a director of Cedar Rapids Bank and Trust since its formation in 2001. We consider Mr. Baird to be a qualified candidate for service on the board and on the committees he is a member of due to his experience as the President and Chief Executive Officer of a successful insurance company in Cedar Rapids, Iowa, one of our market areas, his knowledge of the business community in this area and his broad based financial acumen.

James J. Brownson is President of W.E. Brownson Co., a manufacturers’ representative agency located in Eldridge, Iowa involved in the sale of custom engineered products to OEM manufacturers in the Midwest, and has been in that position since 1978. Mr. Brownson is a graduate of St. Ambrose University, Davenport, Iowa and the Graduate School of Banking, University of Wisconsin, Madison, Wisconsin. He began his career in 1967 as a member of the audit staff at Arthur Young & Co., in Chicago, Illinois. From 1969 until 1978, Mr. Brownson was employed by Davenport Bank and Trust Company, where he left as Senior Vice President and Cashier. He is a past member of the National Sales Representative Council of Crane Plastics, Columbus, Ohio, and Dayton Rogers Manufacturing Co., Minneapolis, Minnesota. Mr. Brownson has been a featured speaker at national Bank Director Magazine and SNL Financial conferences on the role of the board of directors in executive compensation, strategic planning and the boards’ strategic role in successful community banking. Mr. Brownson has served on the board of directors of the United Way of the Quad Cities, Junior Achievement of the Quad Cities, St. Ambrose University Alumni Association and United Cerebral Palsy of the Quad Cities. Mr. Brownson has been a director of Quad City Bank and Trust since its formation in October 1993. We consider Mr. Brownson to be a qualified candidate for service on the board and the committees he is a member of due to his experience as the President of a successful manufacturer’s representative business in Davenport, Iowa, one of our market areas, his prior experience in banking and public accounting, his educational background in banking, his participation in numerous national banking conferences, and his knowledge of the business community throughout the Midwest.

Lindsay Y. Corby is a Principal at BXM Holdings, Inc., based in Chicago, Illinois, a financial services company formed to facilitate recapitalization transactions in depository institutions. Ms. Corby joined BXM Holdings, Inc. in February 2011. Prior to joining BXM Holdings, Ms. Corby was a Vice President in the investment banking group of Keefe, Bruyette & Woods, holding various positions since 2001. During her years at KBW, she focused on mergers and acquisitions, capital markets transactions, complex recapitalizations and valuation activities for U.S. financial institutions. Prior to joining KBW, Ms. Corby worked at Merrill Lynch as an analyst in its Technology Investment Banking Group. Ms. Corby received a M.S. in Accounting, a B.A. in Spanish and a B.B.A. in Accounting from Southern Methodist University. Ms. Corby is a graduate of the Kellogg Executive Education, Women’s Senior Leadership Program, and is a Registered Certified Public Accountant. We consider Ms. Corby to be a qualified candidate for service on the board and the committees she is a member of due to her experience in the investment banking area advising financial institutions and her education and training.

Todd A. Gipple is a Certified Public Accountant and began his career with KPMG Peat Marwick in 1985. In 1991, McGladrey & Pullen acquired the Quad Cities practice of KPMG. Mr. Gipple was named Tax Partner with McGladrey & Pullen in 1994 and served as the Tax Partner-in-Charge of the firm’s Mississippi Valley Practice and as one of five Regional Tax Coordinators for the national firm. He specialized in Financial Institutions Taxation and Mergers and Acquisitions throughout his 14-year career in Public Accounting. He joined QCR Holdings in January of 2000, and currently serves as Executive Vice President, Chief Operating Officer and Chief Financial Officer. He also serves as a Director of Quad City Bank and Trust, Cedar Rapids Bank and Trust, and Rockford Bank and Trust. Mr. Gipple previously served on the board of directors and the Executive Committee of the Davenport Chamber of Commerce, United Way of the Quad Cities and the Scott County Beautification Foundation, and was a member of the original Governing Body for the Quad City’s “Success by 6” Initiative. Mr. Gipple currently serves on the Audit Committee for the Community Foundation of the Great River Bend. He is also Chairman of the board of directors of SAL Family and Community Services, and is a member of the American Institute of CPAs and the Iowa Society of CPAs. We consider Mr. Gipple to be a qualified candidate for service on the board and the committees he is a member of due to his experience as the Chief Financial Officer and Chief Operating Officer of QCR Holdings and his prior experience as a tax partner in public accounting.

Larry J. Helling was previously the Executive Vice President and Regional Commercial Banking Manager of Firstar Bank in Cedar Rapids with a focus on the Cedar Rapids metropolitan area and the Eastern Iowa region. Prior to his six years with Firstar, Mr. Helling spent twelve years with Omaha National Bank. Mr. Helling is a graduate of the Cedar Rapids’ Leadership for Five Seasons program and currently serves on the board of trustees of the United Way of East Central Iowa and the board of trustees of Junior Achievement. He is past President and a member of the Rotary Club of Cedar Rapids, on the board of the Entrepreneurial Development Center, is past Chairman and board member of the Downtown Cedar Rapids Self-Supported Municipal Improvement District and is on the board of the Human Services Campus of East Central Iowa. We consider Mr. Helling to be a qualified candidate for service on the board and the committees he is a member of due to his past experience as an executive officer of Firstar Bank, located in Cedar Rapids, Iowa, one of our market areas, and his prior banking experience.

Douglas M. Hultquist is a certified public accountant and previously served as a tax partner with two major accounting firms. He began his career with KPMG Peat Marwick in 1977 and was named a partner in 1987. In 1991, the Quad Cities office of KPMG Peat Marwick merged with McGladrey & Pullen. Mr. Hultquist served as a tax partner in the Illinois Quad Cities office of McGladrey & Pullen from 1991 until co-founding QCR Holdings in 1993. During his public accounting career, Mr. Hultquist specialized in bank taxation, taxation of closely held businesses, and mergers and acquisitions. Mr. Hultquist served on the board of directors of the PGA TOUR John Deere Classic and was its Chairman for the July 2001 tournament. Mr. Hultquist serves on the board of United Fire Group, Inc., and is chair of its Risk Management Committee, is past chairman of the Augustana College board of trustees, a past president of the Quad City Estate Planning Council, past finance chairman of Butterworth Memorial Trust and previously served on the board of the Illinois Bankers Association. He is also a member of the American Institute of CPAs and the Iowa Society of CPAs, and was recently selected as the Iowa Society of CPAs’ Outstanding CPA in Business and Industry for 2011. Mr. Hultquist is a member of the Quad Cities Chamber of Commerce board of directors, and is Chair of its Finance Committee, is a board member of the Rock Island County Children’s Advocacy Center and participates in Big Brothers/Big Sisters. He received his undergraduate degree from Augustana College in Accounting and Economics in 1977 and in 2009 received an

Honorary Doctorate degree from the college. Along with QCR Holdings co-founder Mr. Michael A. Bauer, Mr. Hultquist received the 1998 Ernst & Young “Entrepreneur of the Year” award for the Iowa and Nebraska region and was inducted into the Quad Cities Area Junior Achievement Business Hall of Fame in 2003. We consider Mr. Hultquist to be a qualified candidate for service on the board and the committees he is a member of due to his experience as the President and Chief Executive Officer of QCR Holdings and his prior public accounting experience as a tax partner.

Mark C. Kilmer is President of The Republic Companies, a family-owned group of businesses founded in 1916 and headquartered in Davenport, Iowa involved in the wholesale equipment and supplies distribution of energy management, electrical, refrigeration, heating, air-conditioning and sign support systems. Prior to joining Republic in 1984, Mr. Kilmer worked in the Management Information Systems Department of Standard Oil of California (Chevron) in San Francisco. Mr. Kilmer currently is a board member of The Genesis Health System and serves on the board of directors of IMARK Group, Inc., a national member-owned purchasing cooperative of electric supplies and equipment distributors. He is a two-term past chairman of the PGA TOUR John Deere Classic and the past chairman of the Scott County YMCA’s board of directors. Mr. Kilmer is the past chairman of the board of Genesis Medical Center, and has served on the board of directors of The Genesis Heart Institute, St. Luke’s Hospital, Rejuvenate Davenport, The Vera French Foundation and Trinity Lutheran Church. He was a four-time project business consultant for Junior Achievement. Mr. Kilmer has been a director of Quad City Bank and Trust since February 1996 and named its Chairman in January 2007. Prior to joining the board of Quad City Bank and Trust, Mr. Kilmer served on the board of Citizen’s Federal Savings Bank in Davenport, Iowa. We consider Mr. Kilmer to be a qualified candidate for service on the board and the committees he is a member of due to his experience as the President of a successful wholesale and supply distribution business in Davenport, Iowa, one of our market areas, prior service on a bank board and his knowledge of the business community in this area.

John K. Lawson began his career with Deere & Company in 1958 as an engineering co-op trainee and worked in various positions with Deere & Company until his retirement in 2002. He received his mechanical engineering degree in 1962 from Iowa State University. Mr. Lawson held a variety of positions in several manufacturing operations, including General Manager in Dubuque and Davenport. In 1985, Mr. Lawson was named Vice President, Manufacturing, Agricultural Equipment Division. In 1992, he became President of the Construction Division. In his final position with Deere & Company as Senior Vice President, Technology and Engineering for Deere & Company, Mr. Lawson was responsible for the company’s engineering, business computer systems, quality, supply management and communications areas. He is a member of the board of governors of the Iowa State University Foundation, the board of directors of Junior Achievement of the Heartland Foundation, and the Moline Foundation Finance Committee. Mr. Lawson also serves as a board member for Kent Corporation, located in Muscatine, Iowa. Mr. Lawson has been director of Quad City Bank and Trust since July 1997. Prior to joining the board of Quad City Bank and Trust, Mr. Lawson served on the board of First of America in Rock Island, Illinois. We consider Mr. Lawson to be a qualified candidate for service on the board and the committees he is a member of due to his past experience as an executive officer of Deere & Company, prior service on a bank board, and his knowledge of, and prominence in, our Iowa and Illinois market areas.

Michael L. Peterson is Chairman of Community National Bancorporation and Community National Bank, based in Waterloo, Iowa, and will be appointed to the board of directors of QCR Holdings following the merger. Mr. Peterson is also owner and President of Peterson Genetics, Inc., based in Cedar Falls, Iowa, providing soybean genetics to seed companies for over 25 years. Mr. Peterson is a graduate of Iowa State University with a B.S. in Agricultural Business. He is a past President of the Iowa Seed Association, past Chair of the Soybean Division of the American Seed Trade Association and past Chairman of the American Seed Trade Association. We consider Mr. Peterson qualified for service on the board due to his experience in the banking industry and his business connections in and extensive knowledge of our market areas.

Ronald G. Peterson is the retired President and Chief Executive Officer of the First State Bank of Illinois, located in La Harpe, Illinois. Prior to his retirement, he served in that position since 1982. Mr. Peterson serves on the board of directors of First State Bank of Illinois, and is Treasurer and Vice President of First State Bancorporation, Inc. He currently serves as a member of the board of directors and Vice President of the La Harpe Educational Foundation, and is a member of the Macomb Rotary Club. He is a past co-chairman of the McDonough District Hospital Development Council, past President of the Macomb Rotary Club, past Treasurer of the Western Illinois University Foundation and is a current member of the Foundation’s Executive Committee. In 2005, Mr. Peterson was named Banker of the Year by the Illinois Bankers Association. Mr. Peterson has been a director of Quad City Bank and Trust since its formation in October 1993, and currently serves as Chair of its Loan Committee. We consider Mr. Peterson to be a qualified candidate for service on the board and the committees he is a member of due to his experience in the banking industry serving as the President and Chief Executive Officer of First State Bank of Illinois, located in La Harpe, Illinois.

Donna J. Sorensen is President of Sorensen Consulting, a management consulting and executive coaching firm. Ms. Sorensen earned her undergraduate degree from Marycrest College and her Juris Doctorate degree from the University of Iowa College of Law. She has twenty years of prior experience in trust and investment management serving as Executive Vice President Institutional Trust for U.S. Bank (formerly Firstar Bank). Ms. Sorensen currently serves on the boards of the University of Iowa Obermann Center for Advanced Research and the Greater Cedar Rapids Community Foundation Agency Investment Advisory Council and is a member of the Iowa State Bar Association. She has been a director of Cedar Rapids Bank and Trust since 2002, and she currently serves as Chair of its Board, as well as serving on its Loan and Wealth Management Committee. We consider Ms. Sorensen to be a qualified candidate for service on the board and the committees she is a member of due to her experience as the President of a consulting firm in Iowa City, Iowa, her prior banking experience and her education and training as an attorney.

John D. Whitcher is Vice President and General Counsel, as well as Director and Shareholder, of Viking Chemical Company. Mr. Whitcher earned his undergraduate and Juris Doctorate degrees from Southern Methodist University. He is a past director of Rockford Health System, the largest health system in the region, and previously served as chairman of the audit committee and is a past member of the finance committee, the planning committee and the executive compensation committee. He is a past chairman of the board of both the Northern Illinois Chapter of Big Brothers/Big Sisters and the Crusader Clinic Health Foundation and remains active in the Rockford community. Mr. Whitcher has been a director of Rockford Bank and Trust since its formation in January 2005, and was named its Chairman in May 2009. We consider Mr. Whitcher to be a qualified candidate for service on the board and the committees he is a member of due to his experience as Vice President and General Counsel of a chemical company in Rockford, Illinois, one of our market areas, his knowledge of the business community in this area and his education and training as an attorney.

Marie Z. Ziegler is Vice President and Deputy Financial Officer of Deere & Company. Ms. Ziegler joined Deere & Company in 1978 as a consolidation accountant and has held management positions in finance, treasury operations, strategic planning and investor and banking relations. Most recently, she served as Vice President and Treasurer for the company. Ms. Ziegler is a 1978 graduate of St. Ambrose University, with a bachelor of arts in accounting. She received her CPA in 1979 and an MBA from the University of Iowa in 1985. Ms. Ziegler is on the board of trustees for the Two Rivers YMCA (Moline, Illinois) and on the fundraising committee of Playcrafters Barn Theatre (Moline, Illinois). She is a member of The University of Iowa’s College of Business Board of Visitors. Ms. Ziegler is a past member of Unified Growth Strategy Committee of the Illinois Quad City Chamber of Commerce, and a past member of the board of the Girl Scouts of the Mississippi Valley, Inc., Trinity Regional Health System and Trinity Medical Center. She also served on the Deere & Company Credit Union board, and as a member of the board of the United Way of the Quad Cities, chaired its 2003 Quad Cities United Way Campaign. She also is past treasurer of fundraising for Playcrafters Barn Theatre, Moline. We consider Ms. Ziegler to be a qualified candidate for service on the board and the committees she is a member of due primarily to the knowledge and experience regarding public companies she gained in her role as Vice President and Treasurer of Deere & Company, a publicly-traded company with over $36 billion in annual revenues. At Deere & Company, Ms. Ziegler regularly interacts with banks, institutional investors and sell side analysts as a company representative, and this experience with participants in the public marketplace makes her a valuable contributor as a director of QCR Holdings. Ms. Ziegler is also involved with a number of charitable organizations headquartered in communities served by QCR Holdings, providing her with business connections and extensive knowledge of our market areas.

Our executive officers consist of Douglas M. Hultquist, Todd A. Gipple and Larry J. Helling, each of whom is also a director of QCR Holdings. Mr. Hultquist has served as the President and Chief Executive Officer of QCR Holdings since 1993; Mr. Gipple has served as the Executive Vice President, Chief Operating Officer and Chief Financial Officer since 2008, and he previously served as Executive Vice President and Chief Financial Officer since 2000; and Mr. Helling has served as President and Chief Executive Officer of Cedar Rapids Bank and Trust since 2001.

Generally, the board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the board does not involve itself in the day-to-day operations of QCR Holdings, which is monitored by our executive officers and management. Our directors fulfill their duties and responsibilities by attending regular meetings of the full board, which are held no less frequently than quarterly. Our directors also discuss business and other matters with Mr. Hultquist, our Chief Executive Officer, other key executives and our principal external advisors (legal counsel, auditors and other consultants). Director Corby was appointed to the Board on September 21, 2012 after the Board of Directors increased the number of directors constituting the full Board from 12 to 13, to fill the resultant vacancy. Following the merger, Michael L. Peterson will be appointed to the board.

Directors Baird, Brownson, Corby, Kilmer, Lawson, Ronald G. Peterson, Sorensen, Whitcher and Ziegler are deemed to be “independent” as that term is defined by Nasdaq. Following his appointment, Director Michael L. Peterson will be considered independent. Directors Gipple, Helling, and Hultquist are not considered to be “independent” because they also serve as executive officers of either QCR Holdings or one of our subsidiaries.

Executive Compensation

The Compensation Committee has overall responsibility for evaluating the compensation plans, policies and programs relating to the executive officers of QCR Holdings. The Compensation Committee relies upon the input of management, particularly Mr. Hultquist, when carrying out its responsibilities in establishing executive compensation. Management provides the committee with evaluations as to employee performance, guidance on establishing performance targets and objectives and recommends salary levels and equity awards. The committee also consults with management on matters that are related to executive compensation and benefit plans where board or stockholder action is expected, including the adoption of new plans or the amendment of existing plans. No executive officer participates in any recommendation or decision regarding his or her own compensation.

The Compensation Committee’s charter gives it the authority to hire outside consultants to further its objectives and responsibilities. During 2012, the Compensation Committee retained Pearl Meyer & Partners, LLC to provide services to the committee in connection with a review of the compensation paid or provided to QCR Holdings’s named executive officers. Pearl Meyer & Partners, LLC does not provide any services, other than those performed at the direction of the Compensation Committee, to QCR Holdings. The committee’s charter also gives it the ability to delegate its authority to subcommittees and employees to facilitate the operation and administration of compensation plans.

QCR Holdings maintains a comprehensive compensation program. The compensation program is designed to attract and retain key employees, motivate the key employees to achieve, and reward key employees for, superior performance. The overall design of the compensation program strives to balance short- and long-term performance goals, with the ultimate goal being the increase of stockholder value over the long term. With respect to the individuals named in the Summary Compensation Table, the compensation program includes the following: salary, annual cash incentive bonus, long-term incentive compensation (which is delivered primarily through equity awards) and other benefits and perquisites. The executive compensation program is administered by the Compensation Committee.

Regulatory Impact on Compensation. Under its long-standing Interagency Guidelines Establishing Standards for Safety and Soundness, the FDIC has long held that excessive compensation is prohibited as an unsafe and unsound practice. In describing a framework within which to make a determination as to whether compensation is to be considered excessive, the FDIC has indicated that financial institutions should consider whether aggregate cash amounts paid, or noncash benefits provided, to employees are unreasonable or disproportionate to the services performed by an employee. The FDIC encourages financial institutions to review an employee’s compensation history and to consider internal pay equity, and, as appropriate, to consider benchmarking compensation to peer groups. Finally, the FDIC provides that, in order to give proper context, such an assessment must be made in light of the institution’s overall financial condition.

In addition to the Safety and Soundness standards, the Compensation Committee must also take into account the joint agency Guidance on Sound Incentive Compensation Policies. Various financial institution regulatory agencies worked together to issue the Guidance, which is intended to serve as a compliment to the Safety and Soundness standards. The Guidance sets forth a framework for assessing and mitigating risk associated with incentive compensation plans, programs and arrangements maintained by financial institutions. The Guidance is more narrow in scope than the Safety and Soundness standards because it applies only to senior executive officers and those other individuals who, either alone or as a group, could pose a material risk to an institution. With respect to such individuals, the Guidance is intended to focus an institution’s attention on balanced risk-taking incentives, compatibility of incentives with effective controls and risk management, and a focus on general principles of strong corporate governance in establishing, reviewing and maintaining incentive compensation programs.

The Compensation Committee, with the assistance of its advisors and management, continues to monitor the status of compensation-related rules and regulations expected to be finalized or issued under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). While the committee believes its own risk assessment procedures are effective, the committee is prepared to implement any additional steps that may be deemed necessary to fully comply with such rules and regulations when finally finalized or issued. The Compensation Committee does note, however, that the proposed risk assessment rules issued under the Dodd-Frank Act nearly mirror the Safety and Soundness standards and the framework of the Guidance. As such, the committee already adheres, in many respects, with the proposed rules and regulations under the Dodd-Frank Act.

Finally, in addition to the foregoing, as a publicly-traded corporation, QCR Holdings is also subject to the Securities and Exchange Commission rules regarding risk assessment. Those rules require a publicly-traded company to determine whether any of its existing incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the company.

The Compensation Committee continues to believe in and practice a sensible approach to balancing risk-taking and rewarding reasonable, but not necessarily easily attainable, goals, and this has always been a component of its overall assessment of the compensation plans, programs and arrangements it has put in place for QCR Holdings’s named executive officers. In this regard, the committee has regularly revisited the components of the frameworks set forth in the Safety and Soundness standards and the Guidance as an effective tool for conducting its own assessment of the balance between risk and reward built into QCR Holdings’s compensation programs for its named executive officers. The committee believes there are adequate policies and procedures in place to balance and control any risk-taking that may be incentivized by the employee compensation plans. The Compensation Committee further believes that such policies and procedures will work to limit the risk that any employee would manipulate reporting earnings in an effort to enhance his or her compensation.

2012 Say-On-Pay. QCR Holdings successfully received 94.3% of votes cast in support of executive compensation during the 2012 annual stockholder’s meeting. QCR Holdings, the board and the Compensation Committee pay careful attention to communications received from stockholders regarding executive compensation, including the results of these non-binding advisory votes. The committee considered the results of the advisory vote, but not for specific 2012 compensation decisions. The committee believes that the vote reflects our stockholders’ agreement with our compensation philosophy and the manner in which we compensate our named executive officers, as such the committee did not alter our compensation philosophy for 2012 as a result of the 2012 vote.

Summary of Compensation Paid to Named Executive Officers. The table below sets forth the following information for the years ended December 31, 2012 and 2011: (i) the dollar value of base salary earned; (ii) the aggregate grant date fair value of stock awards granted, calculated in accordance with FASB ASC Topic 718; (iii) the aggregate grant date fair value of option awards granted, calculated in accordance with FASB ASC Topic 718; (iv) the dollar value of earnings for services pursuant to awards granted under non-equity incentive plans; (v) above-market earnings on nonqualified deferred compensation; (vi) all other compensation; and, finally, (vii) the dollar value of total compensation.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Stock awards ($)(1)	Option awards ($)(1)	Non-equity incentive plan compensation ($)		Nonqualified deferred compensation earnings ($) (2)	All other compensation ($)		Total ($)
(a)	(b)	(c)	(e)	(f)	(g)		(h)	(i)		(j)
Douglas M. Hultquist,	2012	$290,000	$124,872	$27,476	$236,594	(3)	$8,831	$71,954	(5)	$759,727
President & CEO	2011	$275,000	$107,500	—	$68,690	(4)	$8,057	$66,392	(6)	$525,639

Todd A. Gipple, EVP, COO & CFO	2012	$240,000	$95,649	$14,191	$123,556	(3)	—	$53,136	(7)	$526,532
	2011	$230,000	$103,750	—	$39,026	(4)	—	$45,756	(8)	$418,532

Larry J.Helling, President & CEO of Cedar Rapids Bank	2012	$240,000	$46,308	$46,308	$141,109	(3)	$5,632	$96,851	(9)	$576,208
	2011	$230,000	$103,750	—	$127,347	(4)	$4,597	$45,814	(10)	$511,508

(1)

In accordance with the Securities and Exchange Commission reporting requirements, we report all equity awards at full grant date fair value of each award calculated in accordance with FASB ASC Topic 718. For restricted stock, the fair value per share is equal to the closing price of our stock on the date of the grant. The restricted stock was granted pursuant to the applicable exception to the bonus prohibition set forth in the TARP rules. For stock options, the fair value per share is based on certain assumptions that are explained in the footnotes to our financial statements, which are included in our Annual Report on Form 10-K. To the extent it was the subject of a written employment agreement between a named executive officer and QCR Holdings (or a subsidiary) or otherwise satisfied an exception to the TARP bonus prohibition, any such equity award granted during the TARP period was not subject to the TARP bonus prohibition.

(2)

As determined in accordance with, and for purposes of, proxy disclosure rules only, represents above market earnings (generally over 120% of the applicable federal long-term rate) under the deferred compensation arrangement.

(3)

The Compensation Committee defined specific threshold, target, and maximum award opportunities as a percentage of salary for each named executive officer. The specific percentages were based on the individual executive’s position and competitive market data for similar positions. The 2012 awards were contingent primarily on performance relative to goals for net income, non performing assets and deposit growth. The performance criteria were weighted to reflect QCR Holdings’s strategic objectives. In addition, certain executives also had individual performance goals that were consistent with QCR Holdings’s 2012 strategic objectives and more closely aligned with their specific role with QCR Holdings.

(4)

The Compensation Committee defined specific threshold, target, and maximum award opportunities as a percentage of salary for each named executive officer. The specific percentages were based on the individual executive’s position and competitive market data for similar positions. The 2011 awards were contingent primarily on performance relative to goals for net income, nonperforming assets and deposit growth. The performance criteria were weighted to reflect QCR Holdings’s strategic objectives. In addition, certain executives also had individual performance goals that were consistent with QCR Holdings’s 2011 strategic objectives and more closely aligned with their specific role with QCR Holdings. The awards reflected here are with respect to only that portion of 2011 that followed QCR Holdings’s exit from TARP.
(5)

Mr. Hultquist had contributions made to the QCR Holdings 401(k)/Profit Sharing Plan (the “401(k) Plan”) for his benefit in the amount of $13,162; reimbursement for tax preparation services in the amount of $2,250; car allowance of $12,000; annual physical examination of $3,418 and dividends paid on his restricted stock of $1,781. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $20,000. QCR Holdings also provided a life insurance benefit to Mr. Hultquist that was valued, pursuant to Internal Revenue Code rules, at $19,343.

(6)

Mr. Hultquist had contributions made to the 401(k) Plan for his benefit in the amount of $12,653; reimbursement for tax preparation services in the amount of $2,190; car allowance of $12,000; annual physical examination of $4,032 and dividends paid on his restricted stock of $961. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $20,000. QCR Holdings also provided a life insurance benefit to Mr. Hultquist that was valued, pursuant to Internal Revenue Code rules, at $14,556.

(7)

Mr. Gipple had contributions made to the 401(k) Plan for his benefit in the amount of $13,162; reimbursement for tax preparation services in the amount of $2,250; car allowance of $8,000; annual physical examination of $2,911 and dividends paid on his restricted stock of $1,514. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $15,000. QCR Holdings also provided a life insurance benefit to Mr. Gipple that was valued, pursuant to Internal Revenue Code rules, at $10,299.

(8)

Mr. Gipple had contributions made to the 401(k) Plan for his benefit in the amount of $12,048; reimbursement for tax preparation services in the amount of $2,190; car allowance of $8,000; and dividends paid on his restricted stock of $768. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $15,000. QCR Holdings also provided a life insurance benefit to Mr. Gipple that was valued, pursuant to Internal Revenue Code rules, at $7,750.

(9)

Mr. Helling had contributions made to the 401(k) Plan for his benefit in the amount of $11,166; reimbursement for tax preparation services in the amount of $970; car allowance of $6,000; annual physical examination of $2,750 and dividends paid on his restricted stock of $1,309. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $15,000 and made a contribution under the Long-Term Deferred Incentive Compensation Program in the amount of $40,000. QCR Holdings also provided a life insurance benefit to Mr. Helling that was valued, pursuant to Internal Revenue Code rules, at $19,701.

(10)

Mr. Helling had contributions made to the 401(k) Plan for his benefit in the amount of $8,396; reimbursement for tax preparation services in the amount of $895; car allowance of $6,000; and dividends paid on his restricted stock of $698. In addition, pursuant to the deferred compensation arrangement, QCR Holdings made a matching contribution for his benefit in the amount of $15,000. QCR Holdings also provided a life insurance benefit to Mr. Helling that was valued, pursuant to Internal Revenue Code rules, at $14,825.

The following table sets forth information on outstanding equity awards held by the individuals named in the Summary Compensation Table at December 31, 2012, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and the expiration date of each outstanding option. Other than what is footnoted below, the options expire 10 years from the date of grant and vest in five equal annual portions beginning one year from the date of grant. All stock awards are restricted stock. The market value of stock awards is based on our closing stock price on December 31, 2012, which was $13.22.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards								Stock Awards
Name	Number of securities underlying unexercised options (#) Exercisable		Number of securities underlying unexercised options (#) Unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)
(a)	(b)		(c)		(d)	(e)		(f)	(g)		(h)
Douglas M. Hultquist	5,000 3,900 2,450 25,785 11,282 6,452 — — — —	(1)	— — — — — 3,225 9,848 — — —	(1) (1)	— — — — — — — — — —	$ $ $ $ $ $ $	21.00 19.05 16.85 15.62 9.30 9.00 9.30 — — —	1/28/2015 1/27/2016 1/26/2017 5/7/2018 2/2/2019 2/1/2020 2/1/2022 — — —	— — — — — — 1,035 13,454 10,471 2,954	(2) (3) (4) (5)	$ $ $ $	— — — — — — 13,683 177,862 138,427 39,052

Todd A. Gipple	1,125 750 1,500 1,250 375 1,125 5,920 4,914 2,332 — — — —	(1)	— — — — — — — — 1,166 5,086 — — —	(1) (1)	— — — — — — — — — — — — —	$ $ $ $ $ $ $ $ $ $	18.67 22.00 21.00 19.05 17.60 16.85 15.62 9.30 9.00 9.30 — — —	1/5/2014 1/5/2015 1/28/2015 1/27/2016 10/26/2016 1/26/2017 5/7/2018 2/2/2019 2/1/2020 2/1/2022 — — —	— — — — — — — — — 374 12,985 8,758 1,525	(2) (3) (4) (5)	$ $ $ $	— — — — — — — — — 4,944 171,662 115,781 20,161

Larry J. Helling	2,000 2,350 2,800 5,021 4,581 2,791 — — —	(1)	— — — — — 1,395 16,597 — —	(1) (1)	— — — — — — — — —	$ $ $ $ $ $ $	21.00 19.05 16.85 15.62 9.30 9.00 9.30 — —	1/28/2015 1/27/2016 1/26/2017 5/7/2018 2/2/2019 2/1/2020 2/1/2022 — —	— — — — — — 448 12,985 4,978	(2) (3) (5)	$ $ $	— — — — — — 5,923 171,662 65,809

(1)

Options vest in three equal annual portions beginning one year from date of grant. Because the stock options granted during the TARP period were the subject of a written employment agreement between a named executive officer and QCR Holdings (or a subsidiary), they were not subject to the TARP bonus prohibition.

(2)	Unvested stock awards were granted on February 2, 2010 and vest in three equal annual portions beginning one year from date of grant.
(3)

Unvested stock awards were granted on February 1, 2011 and, in accordance with applicable TARP rules, vest two years following the date of grant on February 1, 2013. Because QCR Holdings has exited TARP, these shares will be freely transferable as of the vesting date, February 1, 2013.

(4)

Unvested stock awards were granted on February 1, 2012, and, in accordance with applicable TARP rules, vest two years following the date of grant on February 1, 2014. Because QCR Holdings has exited TARP, these shares will be freely transferable as of the vesting date, February 1, 2014.

(5)	Unvested stock awards were granted on February 1, 2012 and vest in three equal annual portions beginning one year from date of grant.

The following table sets forth information for each of the individuals named in the Summary Compensation Table regarding stock option exercises and vesting of stock awards during 2012.

Option (and SAR) Exercises and Stock Vested in 2012

	Option Awards		Stock Awards
(a)	(b)	(c)	(d)	(e)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Douglas M. Hultquist			2,127	$19,783
Todd A. Gipple	1,181	$2,261	850	$7,905
Larry J. Helling			891	$8,287

The following table sets forth the present value of accumulated benefits payable to each of the individuals named in the Summary Compensation Table, including the number of years of service credited to each under the QCR Holdings, Inc. Non-qualified Supplemental Executive Retirement Plan (the “Supplemental Executive Retirement Plan”) determined using interest rate and mortality rate assumptions consistent with those used in our financial statements.

Non-Qualified Supplemental Executive Retirement Plan

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
(a)	(b)	(c)	(d)(1)	(e)
Douglas M. Hultquist	Supplemental Executive Retirement Plan	18	962,004	—

Todd A. Gipple	Supplemental Executive Retirement Plan	12	431,012	—

Larry J. Helling	Supplemental Executive Retirement Plan	11	467,217	—

(1)

Each calendar year, QCR Holdings accrues an expense with respect to the Supplemental Executive Retirement Plan in accordance with generally accepted accounting principles. During 2012, the following amounts were accrued with respect to each of our named executive officers: Mr. Hultquist—$152,252; Mr. Gipple—$61,135; and Mr. Helling—$19,662.

The following table sets forth information concerning our non-qualified deferred compensation agreements with each individual named in the Summary Compensation Table. The agreements are discussed in detail on page 27 of this proxy statement.

Non-Qualified Deferred Compensation

Name	Executive contributions in 2012 ($)	Registrant contributions in 2012 ($)	Aggregate earnings in 2012 ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at 12/31/12 ($)
(a)	(b)	(c)	(d)	(e)	(f)
Douglas M. Hultquist	$30,000	$20,000	$60,494	—	$829,085
Todd A.Gipple	$15,000	$15,000	$20,773	—	$382,443
Larry J.Helling	$15,000	$55,000	$38,097	—	$531,165

Terms of Mr. Douglas M. Hultquist’s Employment Agreement. On January 1, 2004, we entered into an employment agreement with Mr. Hultquist. In 2008, certain provisions of the employment agreement were amended in order to bring such provisions into compliance with the applicable provisions of Section 409A of the Internal Revenue Code of 1986, as amended (and guidance issued thereunder). The agreement has a three-year term and in the absence of notice from either party to the contrary, the employment term extends for an additional one year on the anniversary of the agreement. Pursuant to the agreement, Mr. Hultquist will receive a minimum salary of $175,000. The agreement includes provisions for the possible increase of compensation on an annual basis, performance bonuses, membership in various local clubs, an automobile allowance and participation in our benefit plans. The agreement also provides term life insurance coverage of two times Mr. Hultquist’s base salary and average annual bonus as of the date of the agreement, which may be provided through a group term carve-out plan. The agreement further provides for severance compensation equal to one year of salary plus average annual bonus and three months of outplacement services in the event Mr. Hultquist is terminated without cause; and three times the sum of salary and average annual bonus and three years of continued health insurance if he is terminated within one year following a change in control or if he voluntarily terminates employment within six months of a change in control. Under the agreement, Mr. Hultquist is subject to a two-year non-compete provision following the termination of his employment.

Terms of Mr. Todd A. Gipple’s Employment Agreement. On January 1, 2004, we entered into an employment agreement with Mr. Gipple. In 2008, certain provisions of the employment agreement were amended in order to bring such provisions into compliance with the applicable provisions of Section 409A of the Internal Revenue Code of 1986, as amended (and guidance issued thereunder). The agreement has a three-year term and in the absence of notice from either party to the contrary, the employment term extends for an additional one year on the anniversary of the agreement. Mr. Gipple’s employment agreement provides that Mr. Gipple is to receive a minimum salary of $140,500. The agreement includes a provision for the possible increase in compensation on an annual basis, performance bonuses, membership in a country club, a monthly automobile allowance and participation in our benefit plans. Mr. Gipple’s agreement also provides term life insurance coverage of two times the sum of his base salary and average annual bonus as of the date of the agreement, which may be provided through a group term carve-out plan. The agreement further provides that he is entitled to a payment equal to the sum of one-half of his then-current annual salary plus one-half of his average annual bonus and three months of outplacement services if he is terminated without cause; and two times the sum of his annual salary and average annual bonus and three years of continued health insurance if he is terminated within one year following a change in control or if he voluntarily terminates employment within six months of a change in control. Under the agreement, Mr. Gipple is subject to a two-year non-compete provision following the termination of his employment

Terms of Mr. Larry J. Helling’s Employment Agreement. On January 1, 2004, we entered into an employment agreement with Mr. Helling. In 2008, certain provisions of the employment agreement were amended in order to bring such provisions into compliance with the applicable provisions of Section 409A of the

Internal Revenue Code of 1986, as amended (and guidance issued thereunder). The agreement has a two-year term and in the absence of notice from either party to the contrary, the employment term extends for an additional one year on the anniversary of the agreement. Mr. Helling’s employment agreement provides that Mr. Helling is to receive a minimum salary of $167,000. The agreement includes a provision for the possible increase in compensation on an annual basis, performance bonuses, a monthly automobile allowance, membership in various country clubs and participation in our benefit plans. Mr. Helling’s agreement also provides term life insurance coverage of two times the sum of his base salary and average annual bonus as of the date of the agreement, which may be provided through a group term carve-out plan. The agreement further provides for a severance payment equal to six months of his salary in the event of a termination without cause and two times his annual salary in the event he is terminated within one year following a change in control or if he voluntarily terminates employment within six months of a change in control. Under the agreement, Mr. Helling is subject to a two-year non-compete provision following the termination of his employment. Additionally, Mr. Helling’s agreement allowed him to participate in the Cedar Rapids Long-term Deferred Incentive Compensation Program. Under the agreement, Mr. Helling was allocated a total of 40% of amounts paid pursuant to the incentive program.

Beginning in 2009, QCR Holdings no longer reimburses Messrs. Hultquist, Gipple, and Helling for country club memberships.

Stock Ownership and Retention Guidelines. As indicated previously, to reinforce our philosophy of equity ownership for executives and to further align the interests of our executives with our stockholders, we have share retention and ownership guidelines for our executives. The stock ownership guidelines vary based upon position, and for our named executive officers, is 30,000 shares of QCR Holdings common stock. Currently all named executive officers exceed these ownership guidelines.

Long-Term Incentive Plans.

2004 Stock Incentive Plan. In 2004, we adopted the QCR Holdings, Inc. 2004 Stock Incentive Plan for the benefit of our directors, officers and employees. The plan was approved by stockholders and authorized 150,000 shares for issuance under the plan. This plan provides for the issuance of incentive stock options, nonqualified stock options, restricted stock, tax benefit rights and stock appreciation rights. As of the approval of the 2008 Stock Incentive Plan, all of the remaining shares available for grant transferred to the 2008 Stock Incentive Plan.

2008 Equity Incentive Plan. In 2008, we adopted the QCR Holdings, Inc. 2008 Equity Incentive Plan for the benefit of our directors, officers and employees. The plan was approved by stockholders and authorized 250,000 shares for issuance under the plan plus unissued shares under prior plans. This plan provides for the issuance of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. As of December 31, 2012, there were 14,922 remaining shares available for grant under this plan.

2010 Equity Incentive Plan. In 2010, we adopted the QCR Holdings, Inc. 2010 Equity Incentive Plan for the benefit of our directors, officers and employees. The plan was approved by stockholders and authorized 350,000 shares for issuance under the plan. This plan provides for the issuance of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. As of December 31, 2012, there were 57,872 remaining shares available for grant under this plan.

2013 Equity Incentive Plan. In 2013, our board of directors, subject to stockholder approval, adopted the QCR Holdings, Inc. 2013 Equity Incentive Plan for the benefit of our directors, officers and employees. The plan is being presented to stockholders at our 2013 annual meeting and, if approved, will have 350,000 shares authorized for issuance. This plan provides for the issuance of nonqualified stock options, restricted stock, stock appreciation rights and other stock and cash-based awards. If adopted by our stockholders, this plan will replace the 2008 Equity Incentive Plan and the 2010 Equity Incentive Plan.

Employee Stock Purchase Plan. QCR Holdings adopted and stockholders approved the QCR Holdings Employee Stock Purchase Plan to be effective in 2003, and in May 2012, the stockholders approved the amended and restated plan. The plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The plan allows employees of QCR Holdings and our subsidiaries to purchase shares of common stock available under the plan. The purchase price is currently 90% of the lesser of the fair market value at the date of the grant or the investment date. The investment date is the date common stock is purchased after the end of each calendar quarter during an offering period. Beginning January 1, 2007, the maximum percentage that any one participant can elect to contribute is 8% of his or her compensation. During 2012, 31,554 shares were purchased under the plan.

QCR Holdings 401(k)/Profit Sharing Plan. QCR Holdings sponsors a tax-qualified profit sharing plan qualifying under Section 401(k) of the Internal Revenue Code of 1986 (the “Code”). All employees are eligible to participate in the plan. Pursuant to the 401(k) Plan, QCR Holdings matches 100% of the first 3% of employee contributions and 50% of the next 3% of employee contributions, up to a maximum of 4.5% of an employee’s compensation. Additionally, at its discretion, QCR Holdings may make additional contributions to the 401(k) Plan, which are allocated to the accounts of participants based on relative compensation. The total contributions under the 401(k) Plan for the benefit of our named executive officers are reflected in the Summary Compensation Table on page 20 of this proxy statement.

Non-qualified Supplemental Executive Retirement Program (“SERP”). QCR Holdings provides SERP benefits to its key executives, which will provide supplemental retirement income to the named executive officers. The SERP arrangements are an important, common component of competitive compensation packages and they include retention and non-competition provisions that protect QCR Holdings and help support the objective of maintaining a stable, committed, and qualified team of key executives.

QCR Holdings currently has SERP arrangements in place for Messrs. Hultquist, Gipple, and Helling. The SERP arrangements were approved by QCR Holdings in April 2004, and have an effective date of May 2004. Under the agreements, the executives will receive a supplemental retirement benefit in an annual pre-tax amount equal to 2.5% for each year of full-time service until the executive reaches age 65 (not to exceed 40 years), multiplied by the executive’s average annual base salary plus cash bonus for the three most recently completed plan years, subject to a maximum of 70%.

The supplemental retirement benefit will be reduced by any contributions plus earnings thereon made by QCR Holdings to the credit of the executive pursuant to the 401(k) Plan or other deferred compensation plans. The supplemental retirement benefit payable under the plans will generally be made in monthly installments for a period of 180 months. If an executive retires after reaching age 55 (but before reaching age 65) and has at least 10 years of service, QCR Holdings will pay a supplemental early retirement benefit made in monthly installments for a period of 180 months to the executive. The SERP arrangements also provide for the payment of a survivor’s benefit payable to a participating executive’s beneficiary upon the executive’s death.

Pursuant to the existing SERP arrangements and the TARP rules, assuming the participating executives retire on or after reaching age 55 and based on the participants’ salary and cash bonus paid for 2012, we will owe the following projected annual amounts at age 55 or retirement age, whichever comes later: Mr. Hultquist—$78,543; Mr. Gipple—$118,493; Mr. Helling—$35,870.

Non-Qualified Deferred Compensation Plan Agreements. QCR Holdings has entered into deferred compensation plan agreements with the executive officers to allow them to defer a portion of their salary or annual bonus. These plans are voluntary, non-tax qualified, deferred compensation plans that enable the executives to save for retirement by deferring a portion of their current cash compensation. QCR Holdings matches these deferrals up to certain maximums and interest is earned at the prime rate subject to certain floor and cap rates, as follows:

	Deferred Compensation Plan Agreements
Executive	2012 Contribution	2012 Match Maximum	Interest Rate Floor and Cap
Douglas M. Hultquist	$20,000	$20,000	8.00%—10.00%
Todd A. Gipple	$15,000	$15,000	6.00%—12.00%
Larry J. Helling	$15,000	$15,000	8.00%—12.00%

Both the SERP and the non-qualified deferred compensation plan agreements are considered “unfunded” general contractual obligations of QCR Holdings and are subject to the claims of our creditors. In the event that QCR Holdings becomes insolvent, the participants will be unsecured general creditors of QCR Holdings. This status with respect to these benefits should help insure that the interests of the officer participants are aligned with the long-term interests of QCR Holdings, its debt holders, and its stockholders.

Long-Term Deferred Incentive Compensation Program. QCR Holdings has entered into a Long-Term Deferred Incentive Compensation Program with certain key senior management members at Cedar Rapids Bank and Trust and Rockford Bank and Trust. The program is administered by the Compensation Committee and results in deferred incentive compensation contributions being made into the plan, for the benefit of the participants, if certain growth and earnings objectives are met. Mr. Helling was a participant in the plan for the years 2006 through 2011, and could earn between $16,000 and $120,000 annually based on the performance of Cedar Rapids Bank and Trust. Mr. Helling earned a $40,000 contribution to his deferred compensation plan in 2011 that was paid in January 2012. He did not earn any incentive compensation in 2006 through 2010.

Deferred Income Plans. QCR Holdings adopted and stockholders approved the 1997 Deferred Income Plan and 2005 Deferred Income Plan to enable directors and selected key officers of QCR Holdings and its related companies, to elect to defer all or a portion of the fees and cash compensation payable to them for their service as directors or employees. The plan then purchases shares of QCR Holdings common stock at market value.

Compensation Committee Interlocks and Insider Participation

During 2012, the Compensation Committee, which sets the salaries and compensation for our executive officers, was comprised solely of independent directors Brownson, Lawson, Ronald G. Peterson, Whitcher and Ziegler. None of these individuals was an officer or employee of QCR Holdings in 2012, and none of these individuals is a former officer or employee of QCR Holdings. In addition, during 2012, no executive officer of QCR Holdings served on the board of directors or compensation committee of any other corporation with respect to which any member of the Compensation Committee was engaged as an executive officer.

Director Compensation

QCR Holdings uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as well as the skill level required of members of the board.

Cash Compensation Paid to Board Members. In 2012, members of the board who were not employees of QCR Holdings were entitled to receive an annual cash retainer. Pursuant to the QCR Holdings, Inc. 1997 Deferred Income Plan and the 2005 Deferred Income Plan, a director may elect to defer the fees and cash compensation payable by us for the director’s service until either the termination of such director’s service on the board or the age specified in the director’s deferral election. During 2012, all but five directors (at the subsidiary banks) deferred 100% of their director fees pursuant to the plan, and the total expense for the deferred fees with respect to all participating directors was $441,558 for 2012. Directors who are employees of QCR Holdings receive no compensation for their service as directors. The following table shows the director fees approved for 2013 and the fees paid for 2012 for QCR Holdings and our other affiliated boards.

	2013	2012
QCR Holdings, Inc.
Quarterly Retainer	$3,500	$3,500
Additional Quarterly Retainers
-Board Chairman	3,000	2,500
-Audit Committee Chairman	1,500	1,500
-Audit Committee Financial Expert	625	625
-Compensation Committee Chairman	1,250	1,000
-Nomination & Governance Committee Chairman	625	500
-Risk Oversight Committee Chairman	625	500
-Strategic Direction Committee Chairman	625	500
-Audit Committee Member	625	500
-Compensation Committee Member	625	625
-All other Committee Members	300	300
Subsidiaries
Quarterly Retainer	1,950	1,950
Additional Quarterly Retainers
- Board Chairman	1,000	1,000
-Asset/Liability Management Committee Chairman	500	500
-Loan Committee Chairman	500	500
-Wealth Management Committee Chairman	500	500
-All Committee Members	250	250
m2 Lease Funds, LLC
Quarterly Retainer	1,000	1,000

Equity Awards. In February 2012, each current non-employee QCR Holdings director received a grant of 800 stock awards and each current non-employee subsidiary director received a grant of 300 stock awards at the fair market price of QCR Holdings’s stock on the date of the grant, or $9.30. The awards vested immediately on the date of grant.

The following table discloses the cash and equity awards earned, paid or awarded, as the case may be, to each of our directors during the fiscal year ended 2012.

Summary Compensation Table—Directors

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Total ($)
(a)	(b)	(c)	(f)
Patrick S. Baird	28,600	10,231	38,831
James J. Brownson	44,900	10,231	55,131
Lindsay Y. Corby	5,867	—	5,867
Mark C. Kilmer	31,200	10,231	41,431
John K. Lawson	30,200	10,231	40,431
Charles M. Peters	26,400	10,231	36,631
Ronald G. Peterson	31,000	10,231	41,231
Donna J. Sorensen	30,500	10,231	40,731
John D. Whitcher	38,375	10,231	48,606
Marie Z. Ziegler	30,900	10,231	41,131

(1)

Directors may elect to defer the receipt of all or part of their fees and retainers. All of the directors listed above defer the receipt of all their fees and retainers, and the deferred compensation is used to purchase additional shares of QCR Holdings common stock at market value through the Deferred Income Plans.

(2)

We report all equity awards at full grant date fair value of each award calculated in accordance with FASB ASC Topic 718. For restricted stock, the fair value per share is equal to the closing price of our stock on the date of the grant.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding our common stock beneficially owned on December 31, 2012, by each director, by each executive officer named in the summary compensation table, by persons who are the beneficial owners of more than 5% of our common stock and by all directors and executive officers of QCR Holdings as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of December 31, 2012.

Name of Stockholder and Number of Persons in Group	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Directors, Nominees and Named Executive Officers
Patrick S. Baird	62,281	(2)	1.3%
James J. Brownson	74,886	(3)	1.5%
Lindsay Y. Corby	129	(4)	*
Todd A. Gipple	60,033	(5)	1.2%
Larry J. Helling	95,590	(6)	1.9%
Douglas M. Hultquist	168,356	(7)	3.4%
Mark C. Kilmer	71,449	(8)	1.5%
John K. Lawson	59,321	(9)	1.2%
Charles M. Peters	33,587	(10)	*
Ronald G. Peterson	41,347	(11)	*
Donna J. Sorensen	24,484	(12)	*
John D. Whitcher	28,225	(13)	*
Marie Z. Ziegler	24,713	(14)	*
All directors and executive officers as a group (16 persons)	953,659	(15)	18.9%

5% Stockholder

The Banc Funds Company, LLP**	388,601	(16)	7.9%

*	Less than 1%.
**	The Banc Funds Company, LLP, 20 North Wacker Drive, Suite 3300, Chicago, Illinois 60606.
(1)

Amounts reported include shares held directly, including certain shares subject to options, as well as shares held in retirement accounts, by certain members of the named individuals’ families or held by trusts of which the named individual is a trustee or substantial beneficiary. Inclusion of shares shall not constitute an admission of beneficial ownership or voting or investment power over included shares. The nature of beneficial ownership for shares listed in this table is sole voting and investment power, except as set forth in the following footnotes.

(2)

Includes 3,100 shares subject to options which are presently exercisable and over which Mr. Baird has no voting or investment power. Also includes 42,831 shares held jointly by Mr. Baird and his spouse and 16,200 shares held in a trust, over which he has shared voting and investment power.

(3)

Includes 10,750 shares subject to options which are presently exercisable and over which Mr. Brownson has no voting or investment power. Also includes 7,985 shares held jointly by Mr. Brownson and his spouse, 3,000 shares held by his spouse, 32,556 shares held in a trust, and 20,595 shares held in an IRA account, over which he has shared voting and investment power.

(4)	All 129 shares are held in a trust, over which she has shared voting and investment power.
(5)

Includes 19,291 shares subject to options which are presently exercisable and over which Mr. Gipple has no voting or investment power. Also includes 1,199 shares held in an IRA account, 1,300 shares held by his children, 2,000 shares held by his spouse, 2,101 shares held in the 401(k) Plan, and 668 shares held in a trust, over which he has shared voting and investment power. Excludes 6,252 option shares not presently exercisable.

(6)

Includes 19,543 shares subject to options which are presently exercisable and over which shares Mr. Helling has no voting or investment power. Also includes 36,450 shares held in an IRA account, 4,178 shares held in a trust and 15,413 shares held in the 401(k) Plan, over which he has shared voting and investment power. Excludes 17,992 option shares not presently exercisable.

(7)

Includes 54,869 shares subject to options which are presently exercisable and over which Mr. Hultquist has no voting or investment power. Also includes 11,337 shares held by his spouse or for the benefit of his children, 4,550 shares held in an IRA account, 9,265 shares held in a trust and 17,775 shares in the 401(k) Plan, over which he has shared voting and investment power. Excludes 13,073 option shares not presently exercisable.

(8)

Includes 3,600 shares subject to options which are presently exercisable and over which Mr. Kilmer has no voting or investment power. Also includes 11,438 shares held by his spouse or children, 25,361 shares held in a trust and 3,375 shares held in an IRA account, over which he has shared voting and investment power.

(9)

Includes 3,400 shares subject to options which are presently exercisable and over which Mr. Lawson has no voting or investment power. Also includes 28,256 shares held in trust, over which shares he has shared voting and investment power.

(10)

Includes 1,850 shares subject to options which are presently exercisable and over which Mr. Peters has no voting or investment power. Also includes 11,500 shares held in an IRA account and 17,337 shares held in trust, over which he has shared voting and investment power.

(11)

Includes 3,400 shares subject to options which are presently exercisable and over which Mr. Peterson has no voting or investment power. Also includes 2,500 shares held in an IRA account and 27,630 shares held in a trust, over which he has shared voting and investment power.

(12)

Includes 1,350 shares subject to options which are presently exercisable and over which Ms. Sorensen has no voting or investment power. Also includes 6,825 shares held jointly and 13,509 shares held in a trust, over which she has shared voting and investment power.

(13)

Includes 1,200 shares subject to options which are presently exercisable and over which Mr. Whitcher has no voting or investment power. Also includes 18,218 shares held in a trust, over which he has shared voting and investment power.

(14)	Includes 200 shares held by her spouse and 10,398 shares held in a trust, over which she has shared voting and investment power.
(15)	Excludes 43,167 option shares not presently exercisable.
(16)

Includes shares held Banc Fund VI L.P., an Illinois Limited Partnership, Banc Fund VII L.P., an Illinois Limited Partnership, and Banc Fund VIII L.P., an Illinois Limited Partnership, as reported in a Schedule 13G/A filed on February 5, 2013.

Transactions with Management and Directors

Our directors and officers and their associates were customers of and had transactions with QCR Holdings and our subsidiaries during 2012. Additional transactions are expected to take place in the future. All outstanding loans, commitments to loan, and certificates of deposit and depository relationships, in the opinion of management, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by the subsidiary banks’ board of directors in accordance with applicable bank regulatory requirements. Additionally, the Audit Committee considers any other non-lending transactions between us and a director to ensure that such transactions do not affect a director’s independence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides additional information regarding our operations for the years ending December 31, 2012, 2011, and 2010, and our financial condition at December 31, 2012 and 2011. This discussion should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and the accompanying notes thereto included or incorporated by reference elsewhere in this document.

Overview. The Company was formed in February 1993 for the purpose of organizing QCBT. Over the past twenty years, the Company has grown to include two additional banking subsidiaries and a number of nonbanking subsidiaries. As of December 31, 2012, the Company had $2.09 billion in consolidated assets, including $1.29 billion in total loans/leases and $1.37 billion in deposits.

The Company recognized net income of $13.1 million for the year ended December 31, 2012, and net income attributable to QCR Holdings, Inc. of $12.6 million, which excludes the net income attributable to noncontrolling interests of $488 thousand. After preferred stock dividends of $3.5 million, the Company reported net income available to common stockholders of $9.1 million, or diluted earnings per share of $1.85. For the same period in 2011, the Company recognized net income of $10.1 million, and net income attributable to QCR Holdings, Inc. of $9.7 million, which excludes the net income attributable to noncontrolling interests of $438 thousand. After preferred stock dividends and discount accretion of $5.3 million, the Company reported net income available to common stockholders of $4.4 million, or diluted earnings per share of $0.92. The $5.3 million of preferred stock dividends and discount accretion included $1.2 million of accelerated discount accretion on the repurchased Treasury Capital Purchase Program (“TCPP”) preferred shares. Excluding the impact of the accelerated accretion, the Company’s diluted earnings per share for 2011 would have been $1.18. By comparison, for 2010, the Company recognized net income of $6.8 million, and net income attributable to QCR Holdings, Inc. of $6.6 million, which excludes the net income attributable to noncontrolling interests of $221 thousand. After preferred stock dividends and discount accretion of $4.1 million, the Company reported net income available to common stockholders of $2.5 million, or diluted earnings per share of $0.53.

Following is a table that represents the various net income measurements for the years ended December 31, 2012, 2011, and 2010.

	Year Ended December 31,
	2012	2011		2010
Net income	$13,106,240	$10,129,869		$6,807,726
Less: Net income attributable to noncontrolling interests	488,473	438,221		221,047

Net income attributable to QCR Holdings, Inc.	$12,617,767	$9,691,648		$6,586,679

Less: Preferred stock dividends and discount accretion	3,496,085	5,283,885	*	4,128,104

Net income attributable to QCR Holdings, Inc. common stockholders	$9,121,682	$4,407,763		$2,458,575

Diluted earnings per common share	$1.85	$0.92		$0.53

Weighted average common and common equivalent shares outstanding	4,919,559	4,789,026		4,618,242

*	Includes $1.2 million of accelerated accretion of discount on the TCPP preferred shares repurchased during the third quarter of 2011. See Note 10 to the consolidated financial statements for detailed discussion of preferred stock.

Following is a table that represents the major income and expense categories.

	Year Ended December 31,
	2012	2011	2010
Net interest income	$57,649,260	$54,144,856	$49,863,768
Provision for loan/lease losses	(4,370,767)	(6,616,014)	(7,463,618)
Noninterest income	16,621,295	17,461,878	15,405,888
Noninterest expense	(52,258,947)	(50,992,652)	(48,549,063)
Federal and state income tax	(4,534,601)	(3,868,199)	(2,449,249)

Net income	$13,106,240	$10,129,869	$6,807,726

Net Interest Income and Margin. Net interest income, on a tax equivalent basis, grew $4.2 million, or 8% in 2012 compared to 2011. Interest income (on a tax equivalent basis) grew slightly as growth in earning assets coupled with diversification of the securities portfolio outpaced the impact of declining yields. In addition, interest expense continued its significant decline as the Company continued its shift in mix of funding from wholesale (FHLB advances, wholesale structured repurchase agreements (“structured repos”), and brokered time deposits) to core deposits. For 2012, average earning assets increased by $122.2 million, or 7%, while average interest-bearing liabilities grew modestly by $15.7 million, or 1%, when compared with average balances for 2011. Primarily funding the growth in average earning assets, noninterest-bearing deposits grew $95.9 million, or 30%. A comparison of yields, spreads and margins from 2012 to 2011 shows the following (on a tax equivalent basis):

•	The average yield on interest-earning assets decreased 27 basis points from 4.41% to 4.14%.

•	The average cost of interest-bearing liabilities decreased 28 basis points from 1.65% to 1.37%.

•	The net interest spread improved 1 basis point from 2.76% to 2.77%.

•	The net interest margin improved 2 basis points from 3.08% to 3.10%.

Net interest income, on a tax equivalent basis, grew $4.3 million, or 9% in 2011 compared to 2010. A decline in interest income was more than offset by a significant decline in interest expense. For 2011, average earning assets increased by $53.0 million, or 3%, and average interest-bearing liabilities declined by $25.3 million, or 2%, when compared with average balances for 2010. Offsetting this decline and primarily funding the growth in average earning assets, noninterest-bearing deposits grew $84.5 million, or 36%. A comparison of yields, spreads and margins from 2011 to 2010 shows the following (on a tax equivalent basis):

•	The average yield on interest-earning assets decreased 27 basis points from 4.68% to 4.41%.

•	The average cost of interest-bearing liabilities decreased 43 basis points from 2.08% to 1.65%.

•	The net interest spread improved 16 basis points from 2.60% to 2.76%.

•	The net interest margin improved 16 basis points from 2.92% to 3.08%.

The Company’s management closely monitors and manages net interest margin. From a profitability standpoint, an important challenge for the Company’s subsidiary banks and leasing company is the improvement of their net interest margins. Management continually addresses this issue with pricing and other balance sheet management strategies including, but not limited to, the use of alternative funding sources. Over the past two years, the Company’s management has emphasized improving its funding mix by reducing its reliance on wholesale funding, which tends to be at a higher cost than deposits. In addition, with deposit growth outpacing loan growth, the Company’s management has focused on growing and diversifying its securities portfolio.

The following strategies were executed by the Company to reduce reliance on wholesale funding or reducing the cost of portions of the Company’s wholesale funding.

The Company’s largest subsidiary bank, QCBT, executed a balance sheet restructuring during the first quarter of 2011. Specifically, the bank utilized excess liquidity and prepaid $15.0 million of FHLB advances with a weighted average interest rate of 4.87% and a weighted average maturity of May 2012. The fees for prepayment totaled $832 thousand. The Company sold $37.4 million of government sponsored agency securities and recognized pre-tax gains of $880 thousand which more than offset the prepayment fees. The proceeds from the sales of the government sponsored agency securities were reinvested into government guaranteed residential mortgage-backed securities with reduced risk-weighting for regulatory capital purposes and yields that were comparable to the sold securities. The resulting impacts were significant and included:

•	Significantly reduced interest expense and improved net interest margin

•	Stronger regulatory capital

•	Reduced reliance on wholesale funding

Separately, during the first quarter of 2011, QCBT modified $20.4 million of fixed rate FHLB advances with a weighted average interest rate of 4.33% and a weighted average maturity of October 2013 into new fixed rate advances with a weighted average interest rate of 3.35% and a weighted average maturity of February 2014.

Additionally, during the fourth quarter of 2011, the Company’s newest subsidiary bank, RB&T, modified $13.0 million of fixed rate FHLB advances with a weighted average interest rate of 3.37% and a weighted average maturity of March 2013 into new fixed rate FHLB advances with a weighted average interest rate of 2.29% and a weighted average maturity of February 2016.

During the second quarter of 2012, the Company modified $25.0 million of fixed rate structured repos with a weighted average interest rate of 3.77% and a weighted average maturity of December 2015 into new fixed rate structured repos with a weighted average interest rate of 3.21% and a weighted average maturity of April 2019.

These modifications serve to reduce interest expense and improve net interest margin, and minimize the exposure to rising rates through the duration extension of fixed rate liabilities.

The Company’s average balances, interest income/expense, and rates earned/paid on major balance sheet categories are presented in the following table:

	Years Ended December 31,
	2012			2011			2010
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
	(dollars in thousands)
ASSETS
Interest earning assets:
Federal funds sold	$3,003	$6	0.20%	$49,510	$92	0.19%	$63,430	$174	0.27%
Interest-bearing deposits at financial institutions	54,834	378	0.69	29,691	405	1.36	31,002	411	1.33
Investment securities(1)	603,568	14,268	2.36	501,470	12,344	2.46	400,224	11,457	2.86
Restricted investment securities	15,172	507	3.34	15,573	558	3.58	16,750	497	2.97
Gross loans/leases receivable(2)(3)(4)	1,219,623	63,364	5.20	1,177,705	64,808	5.50	1,209,587	67,999	5.62

Total interest earning assets	$1,896,200	78,523	4.14	$1,773,949	78,207	4.41	$1,720,993	80,538	4.68

Noninterest-earning assets:
Cash and due from banks	$40,770			$48,797			$34,559
Premises and equipment, net	31,502			30,848			31,557
Less allowance for estimated losses on loans/lease	(19,162)			(19,902)			(21,678)
Other	76,383			73,346			73,887

Total assets	$2,025,693			$1,907,038			$1,839,318

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$545,739	2,679	0.49%	$530,340	3,927	0.74%	$425,702	3,771	0.89%
Time deposits	352,582	3,540	1.00	363,337	5,012	1.38	465,160	8,911	1.92
Short-term borrowings	170,065	248	0.15	144,267	290	0.20	142,197	628	0.44
Federal Home Loan Bank advances .	201,704	7,280	3.61	211,361	7,972	3.77	233,384	9,247	3.96
Junior subordinated debentures	36,085	1,039	2.88	36,085	1,228	3.40	36,085	1,945	5.39
Other borrowings(4)	137,226	4,941	3.60	142,281	5,149	3.62	150,430	5,732	3.81

Total interest-bearing liabilities	$1,443,401	19,727	1.37	$1,427,670	23,578	1.65	$1,452,958	30,234	2.08

Noninterest-bearing demand deposits	$412,039			$316,110			$231,604
Other noninterest-bearing liabilities	28,460			26,558			23,690

Total liabilities	$1,883,900			$1,770,338			$1,708,252

Stockholders’ equity	141,793			136,700			131,066

Total liabilities and stockholders’ equity	$2,025,693			$1,907,038			$1,839,318

Net interest income		$58,796			$54,629			$50,304

Net interest spread			2.77%			2.76%			2.60%

Net interest margin			3.10%			3.08%			2.92%

Ratio of average interest earning assets to average interest-bearing liabilities	131.37%			124.25%			118.45%

(1)	Interest earned and yields on nontaxable investment securities are determined on a tax equivalent basis using a 34% tax rate in each year presented.
(2)	Loan/lease fees are not material and are included in interest income from loans/leases receivable in accordance with accounting and regulatory guidance.
(3)	Non-accrual loans/leases are included in the average balance for gross loans/leases receivable in accordance with accounting and regulatory guidance.
(4)

In accordance with ASC 860, effective January 1, 2010, the Company accounts for some participations sold, including sales of government-guaranteed portions of loans during the recourse period, as secured borrowings. As such, these amounts are included in the average balance for gross loans/leases receivable and other borrowings. For the years ended December 31, 2012, 2011 and 2010, this totaled $0.0 million, $2.5 million and $9.6 million, respectively. During the second quarter of 2011, SBA removed the recourse provision for sales which allowed for sale accounting treatment at the time of sale; thus, the decline in average balance.

The Company’s components of change in net interest income are presented in the following table:

	For the years ended December 31, 2012, 2011 and 2010
	Inc./(Dec.) from Prior Year	Components of Change(1)		Inc./(Dec.) from Prior Year	Components of Change(1)
		Rate	Volume		Rate	Volume
	2012 vs. 2011			2011 vs. 2010
	(dollars in thousands)			(dollars in thousands)
INTEREST INCOME
Federal funds sold	$(86)	$6	$(92)	$(82)	$(49)	$(33)
Interest-bearing deposits at other financial institutions	(27)	(263)	236	(6)	12	(18)
Investment securities(2)	1,924	(506)	2,430	887	(1,750)	2,637
Restricted investment securities	(51)	(37)	(14)	61	98	(37)
Gross loans/leases receivable(3)(4)(5)	(1,444)	(3,701)	2,257	(3,191)	(1,420)	(1,771)

Total change in interest income	$316	$(4,501)	$4,817	$(2,331)	$(3,109)	$778

INTEREST EXPENSE
Interest-bearing demand deposits	$(1,248)	$(1,359)	$111	$156	$(727)	$883
Time deposits	(1,472)	(1,328)	(144)	(3,899)	(2,188)	(1,711)
Short-term borrowings	(42)	(88)	46	(338)	(347)	9
Federal Home Loan Bank advances	(692)	(336)	(356)	(1,275)	(430)	(845)
Junior subordinated debentures	(189)	(189)	—	(717)	(717)	—
Other borrowings(5)	(208)	(26)	(182)	(583)	(281)	(302)

Total change in interest expense	$(3,851)	$(3,326)	$(525)	$(6,656)	$(4,690)	$(1,966)

Total change in net interest income	$4,167	$(1,175)	$5,342	$4,325	$1,581	$2,744

(1)

The column “Inc/(Dec) from Prior Year” is segmented into the changes attributable to variations in volume and the changes attributable to changes in interest rates. The variations attributable to simultaneous volume and rate changes have been proportionately allocated to rate and volume.

(2)	Interest earned and yields on nontaxable investment securities are determined on a tax equivalent basis using a 34% tax rate in each year presented.
(3)	Loan/lease fees are not material and are included in interest income from loans/leases receivable in accordance with accounting and regulatory guidance.
(4)	Non-accrual loans/leases are included in the average balance for gross loans/leases receivable in accordance with accounting and regulatory guidance.
(5)

In accordance with ASC 860, effective January 1, 2010, the Company accounts for some participations sold, including sales of government-guaranteed portions of loans during the recourse period, as secured borrowings. As such, these amounts are included in the average balance for gross loans/leases receivable and other borrowings For the years ended December 31, 2012, 2011 and 2010, this totaled $0.0 million, $2.5 million and $9.6 million, respectively. During the second quarter of 2011, SBA removed the recourse provision for sales which allowed sale accounting treatment at the time of the sale; thus, the decline in average balance.

The Company’s operating results are also impacted by various sources of noninterest income, including trust department fees, investment advisory and management fees, deposit service fees, gains from the sales of residential real estate loans and government guaranteed loans, earnings on bank-owned life insurance, and other income. Offsetting these items, the Company incurs noninterest expenses which include salaries and employee benefits, occupancy and equipment expense, professional and data processing fees, FDIC and other insurance expense, loan/lease expense, and other administrative expenses.

The Company’s operating results are also affected by economic and competitive conditions, particularly changes in interest rates, income tax rates, government policies, and actions of regulatory authorities.

Critical Accounting Policies. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred.

Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan/lease losses (also referred to as “allowance for estimated losses on loans/leases”). The Company’s allowance for loan/lease losses methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan/lease losses that management believes is appropriate at each reporting date. Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, governmental guarantees, payment status, changes in nonperforming loans/leases, and other factors. Quantitative factors also incorporate known information about individual loans/leases, including borrowers’ sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company’s markets, including economic conditions throughout the Midwest, and in particular, the economic health of certain industries. Size and complexity of individual credits in relation to loan/lease structure, existing loan/lease policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan/lease portfolio, it enhances its methodology accordingly. Management may report a materially different amount for the provision for loan/lease losses in the statement of operations to change the allowance for loan/lease losses if its assessment of the above factors were different. The discussion regarding the Company’s allowance for loan/lease losses should be read in conjunction with the Company’s financial statements and the accompanying notes presented elsewhere in this Form S-4, as well as the portion of this Management’s Discussion and Analysis section entitled “Financial Condition—Allowance for Estimated Losses on Loans/Leases.” Although management believes the level of the allowance as of December 31, 2012 was adequate to absorb losses inherent in the loan/lease portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

The Company’s assessment of other-than-temporary impairment of its available-for-sale securities portfolio is another critical accounting policy as a result of the level of judgment required by management. Available-for-sale securities are evaluated to determine whether declines in fair value below their cost are other-than-temporary. In estimating other-than-temporary impairment losses management considers a number of factors including, but not limited to, (1) the length of time and extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, (3) the current market conditions, and (4) the intent of the Company to not sell the security prior to recovery and whether it is not more-likely-than-not that the Company will be required to sell the security prior to recovery. The discussion regarding the Company’s assessment of other-than-temporary impairment should be read in conjunction with the Company’s financial statements and the accompanying notes presented elsewhere in this Form S-4.

Results of Operations for the years ended December 31, 2012, 2011, and 2010.

Overview. Net income attributable to QCR Holdings, Inc. for 2012 was $12.6 million, or diluted earnings per share of $1.85 after preferred stock dividends of $3.5 million. Comparing 2012 to 2011, annual earnings grew 30%, and diluted earnings per share more than doubled. Net interest income grew $3.5 million, or 6%, as growth and shift in mix of earning assets and funding outpaced the impact of declining yields on loans and securities. Provision for loan/lease losses declined $2.2 million as loan quality continued to improve. Noninterest income fell $841 thousand which was primarily the result of increased losses on other real estate owned (“OREO”) as most of the other recurring sources realized modest gains year-over-year. Noninterest expenses grew $1.3 million, or 2%, during 2012. The large majority of this increase was salaries and employee benefits as health insurance costs continued to increase, incentive compensation grew due to improved financial performance, and the continuation of customary annual salary and benefits increases across the employee base.

Net income attributable to QCR Holdings, Inc. for 2011 was $9.7 million, or diluted earnings per share of $0.92 after preferred stock dividends and discount accretion of $5.3 million, compared to $6.6 million, or diluted earnings per share of $0.53 after preferred stock dividends of $4.1 million, for 2010. The $5.3 million of preferred stock dividends and discount accretion included $1.2 million of accelerated discount accretion on the repurchased TCPP preferred shares. Excluding the impact of the accelerated accretion, the Company’s diluted earnings per share for 2011 would have been $1.18. Net interest income grew $4.3 million, or 9%, year-over-year. The Company’s noninterest income increased $2.1 million, or 13%, during 2011. As part of the balance sheet restructuring at QCBT and as a result of favorable market conditions, the Company sold $54.3 million of securities at pre-tax gains totaling $1.5 million. The remaining increase consisted of modest growth across the majority of the Company’s major noninterest income sources. Noninterest expense increased $2.4 million, or 5%, during 2011. The large majority of this increase was salaries and employee benefits as the Company resumed customary annual salary and benefits increases for the majority of the employee base, increased health insurance costs, and increased incentive compensation based on improved financial performance. Lastly, the Company’s provision for loan/lease losses declined $848 thousand, or 11%, during 2011.

Interest Income. For 2012, interest income declined modestly ($347 thousand, or less than 1%) as growth in earning assets and diversification of the securities portfolio fell short of the impact of declining yields on loans and securities. The Company’s average interest-earning assets increased $122.2 million, or 7%, year-over-year. The Company grew securities ($102.1 million, or 20%) and loans ($41.9 million, or 4%), while its federal funds sold position declined $46.5 million as the Company invested some of its excess liquidity. As growth in deposits continued to outpace loan growth during 2012, the Company continued to grow and diversify its securities portfolio, including increasing the portfolio of government guaranteed residential mortgage-backed securities as well as more than tripling the portfolio of tax exempt municipal securities. Of the latter, the large majority are privately placed debt issuances located in or near the Company’s existing markets and require a thorough underwriting process before investment. Notably, the significant increase in tax exempt municipal debt securities expanded interest income on a tax equivalent basis to reflect net growth year-over-year.

For 2011, interest income declined $2.4 million, or 3%, primarily as a result of the continued shift in interest-earning asset mix and the extended historical low interest rate environment. The Company’s average interest-earning assets increased $53.0 million, or 3%, year-over-year. Most notably, the Company grew its securities portfolio as the average balance of investment securities increased $101.3 million, or 25%. Partially offsetting this growth, the average balance of loans/leases declined $31.9 million, or 3%, and the average balance of federal funds sold fell $13.9 million, or 22%. This continued shift in interest-earning asset mix is the result of weak loan demand and the Company’s strategy to invest some of its excess liquidity in government sponsored agency securities and government guaranteed residential mortgage-backed securities.

The Company intends to continue to grow quality loans and leases as well as diversify the securities portfolio to maximize yield while minimizing credit and interest rate risk.

Interest Expense. Comparing 2012 to 2011, interest expense declined $3.9 million, or 16%, year-over-year. With average interest-bearing liabilities increasing slightly, the following were major contributors to the decline in interest expense:

•	Continued reduction of interest rates paid across all deposits without runoff (the average cost of interest-bearing deposits fell from 1.00% for 2011 down to 0.61% for 2012),

•	The impact of the aforementioned balance sheet restructuring strategies executed in 2011 and 2012, and

•	Continued shift of funding from wholesale borrowings and brokered and other time deposits to core deposits, including non-interest bearing deposits.

Comparing 2011 to 2010, interest expense declined $6.7 million, or 22%, year-over-year. The Company’s average interest-bearing liabilities decreased $25.3 million, or 2%, from 2010 to 2011. Also contributing to the decline in interest expense, the Company was successful in shifting the mix of funding from wholesale borrowings and brokered time deposits to core deposits. The aforementioned balance sheet strategies executed by QCBT and RB&T in 2011 were major contributors to the shift in mix and the decline in interest expense. Lastly, management continued to drive down deposit pricing. The average cost of interest-bearing deposits declined 42 basis points from 1.42% for 2010 down to 1.00% for 2011.

The Company’s management intends to continue to shift the mix of funding from wholesale borrowing and brokered and other time deposits to core deposits including noninterest-bearing deposits. Continuing this trend will strengthen the Company’s franchise value, reduce funding costs, and increase fee income opportunities through deposit service charges.

Provision for Loan/Lease Losses. The provision for loan/lease losses is established based on a number of factors, including the Company’s historical loss experience, delinquencies and charge-off trends, the local and national economy and the risk associated with the loans/leases in the portfolio as described in more detail in the “Critical Accounting Policies” section.

The Company’s provision for loan/lease losses declined $2.2 million, or 34%, from $6.6 million for 2011 to $4.4 million for 2012. This decline followed a drop in provision for loan/lease losses of $848 thousand, or 11%, comparing 2010 to 2011. The declines were the result of continued improvement in loan quality as evidenced by a declining trend in the level of classified and criticized loans (see table and further discussion in the Allowance for Estimated Losses on Loans/Leases section). This trend translated over to nonperforming loans/leases, as the Company’s level of nonperforming loans/leases declined $9.1 million, or 22%, from 2010 to 2011, and then again $6.6 million, or 21%, from 2011 to 2012. The impact of improving loan quality to the provision for loan/lease losses more than offset the impact of loan growth over the past two years.

The Company had an allowance for estimated losses on loans/leases of 1.55% of total gross loans/leases at December 31, 2012, compared to 1.56% of total gross loans/leases at December 31, 2011, and compared to 1.74% of total gross loans/leases at December 31, 2010.

Noninterest Income. The following tables set forth the various categories of noninterest income for the years ended December 31, 2012, 2011, and 2010.

	Years Ended
	December 31, 2012	December 31, 2011	$ Change	% Change
Trust department fees	$3,632,278	$3,368,995	$263,283	7.8%
Investment advisory and management fees, gross	2,361,159	2,108,918	252,241	12.0
Deposit service fees	3,485,929	3,493,001	(7,072)	(0.2)
Gains on sales of residential real estate loans	1,388,142	999,162	388,980	38.9
Gains on sales of government guaranteed portions of loans	1,069,565	1,565,881	(496,316)	(31.7)
Earnings on bank-owned life insurance	1,609,208	1,445,891	163,317	11.3
Credit card fees, net of processing costs	599,164	500,544	98,620	19.7

Subtotal	$14,145,445	$13,482,392	$663,053	4.9
Securities gains, net	104,600	1,472,528	(1,367,928)	(92.9)
Losses on other real estate owned, net	(1,332,972)	(374,910)	(958,062)	255.5
Other	3,704,222	2,881,868	822,354	28.5

Total noninterest income	$16,621,295	$17,461,878	$(840,583)	(4.8)%

	Years Ended
	December 31, 2011	December 31, 2010	$ Change	% Change
Trust department fees	$3,368,995	$3,290,844	$78,151	2.4%
Investment advisory and management fees, gross	2,108,918	1,812,903	296,015	16.3
Deposit service fees	3,493,001	3,478,743	14,258	0.4
Gains on sales of residential real estate loans	999,162	1,655,570	(656,408)	(39.6)
Gains on sales of government guaranteed portions of loans	1,565,881	1,513,944	51,937	3.4
Earnings on bank-owned life insurance	1,445,891	1,331,085	114,806	8.6
Credit card fees, net of processing costs	500,544	259,590	240,954	92.8

Subtotal	$13,482,392	$13,342,679	$139,713	1.0
Securities gains, net	1,472,528	—	1,472,528	100.0
Losses on other real estate owned, net	(374,910)	(835,163)	460,253	(55.1)
Other	2,881,868	2,898,372	(16,504)	(0.6)

Total noninterest income	$17,461,878	$15,405,888	$2,055,990	13.3%

Trust department fees continue to be a significant contributor to noninterest income. Income is generated primarily from fees charged based on assets under administration for corporate and personal trusts and for custodial services. The majority of the trust department fees are determined based on the value of the investments within the fully managed trusts. As the markets have experienced volatility with the national economy’s recovery from recession, the Company’s fee income has experienced similar volatility, but has realized net growth year-over-year in fee income for 2011 (2.4%) and 2012 (7.8%). In recent years, the Company has been successful in expanding its customer base which has helped to offset some of the volatility and contributed to the net growth in fee income.

Over the past two years, management has placed a stronger emphasis on growing its investment advisory and management services, including adding three business development officers in late 2011 and early 2012. Fee income from investment advisory and management services increased in consecutive years with year-over-year increases of 16.3% and 12.0% for 2011 and 2012, respectively. Similar to trust department fees, these fees are largely determined based on the value of the investments managed. And, similar to the trust department, the Company has had some success in expanding its customer base which has helped to offset the market volatility affecting asset values as the national economy continues to slowly recover.

As management understands the importance of growing fee income, expanding market share in trust and investment advisory services will continue to be a primary strategic focus.

Deposit service fees have remained flat over the past two years. The Company has placed an emphasis on shifting the mix of deposits from brokered and retail time deposits to non-maturity demand deposits as the latter tends to be lower in interest cost and higher in service fees. A large majority of this shift and growth over the past two years has been non-interest bearing correspondent bank deposits. The majority of these deposits include a variety of services (processing of cash letter items, wire transfer services, safekeeping of securities, etc.) and the Company has offered a reduction of fees charged for these services if the correspondent bank carries a certain level of non-interest bearing deposits. With loan demand weak and liquidity strong across the correspondent bank customer portfolio, the correspondent bank customers have carried higher deposits to maximize the reduction of fees. The Company has continually reviewed the fees charged on all deposit-related services and has consistently increased across the board to be in line with or to lead the market. In addition, the Company has recently evaluated the level of fee reduction and compensating balances for the aforementioned correspondent bank deposits and restructured the program to minimize the reduction of fees beginning in 2013. The Company plans to continue the shift in mix of deposits and to focus on growing deposit service fees.

Regarding sales of residential mortgages, the Company experienced fluctuation as refinancing activity was strong in 2010, slowed in 2011, and rebounded in 2012 as the yield curve flattened further driving down longer-term interest rates and allowing opportunities for refinancing.

In 2010, the Company elevated its focus on small business lending by taking advantage of programs offered by the SBA and USDA. In some cases, it is more beneficial for the Company to sell the government guaranteed portion at a premium. Sales activity for government guaranteed portions of loans tends to fluctuate depending on the demand for small business loans that fit the criteria for the government guarantee. Further, some of the transactions can be large and, as the gain is determined as a percentage of the guaranteed amount, the resulting gain on sale can be large. Lastly, a strategy for improved pricing is packaging loans together for sale. From time to time, the Company may execute on this strategy, which may delay the gains on sales of some loans to achieve better pricing. Despite the fluctuation, the Company will continue to focus on growing small business lending and selling the government guaranteed portion as it continues to be beneficial.

During the third quarter of 2011, as a result of favorable market conditions, QCBT sold $8.6 million of government agency securities for a pre-tax gain totaling $444 thousand. The related sales proceeds were reinvested into residential mortgage-backed securities with higher yields and similar credit risk to the sold securities. Similarly, as a result of favorable market conditions, RB&T sold $8.3 million of government agency securities for a pre-tax gain totaling $149 thousand. The sales proceeds were utilized to diversify RB&T’s securities portfolio and fund loan growth. Separately, during the first quarter of 2011, in an effort to offset the $832 thousand of fees for prepaying $15.0 million of FHLB advances, QCBT sold $37.4 million of government agency securities for a pre-tax gain totaling $880 thousand. See detailed discussion of this restructuring transaction in the Net Interest Income and Margin section earlier in Management’s Discussion and Analysis.

In 2012, the Company incurred increased write-downs of existing OREO as the result of further declines in appraised values. Of the total losses on OREO for the year, the Company wrote down $1.2 million of existing OREO and recognized losses on sales of $173 thousand. Management continues to proactively manage its OREO portfolio in an effort to sell timely at minimal loss. The Company’s OREO portfolio totaled $4.0 million at December 31, 2012 which is the lowest level since 2008.

Earnings on bank-owned life insurance (“BOLI”) experienced strong growth over the past two years. The Company purchased additional BOLI in 2011 totaling $7.0 million (or growth of 21% over 2010), and another $2.0 million (or growth of 5% over 2011) in 2012. Yields on BOLI (based on a simple average and excluding impact of federal tax exemption) were 3.67% for 2012 and 3.83% for 2011. Notably, a small portion of the Company’s BOLI is variable rate whereby the returns are determined by the performance of the equity market. Management intends to continue to review its BOLI investments to be consistent with policy and regulatory limits in conjunction with the rest of its earning assets in an effort to maximize returns while minimizing risk.

Included in other noninterest income for 2012, the Company recognized $580 thousand pre-tax gain on the sale of a small equity interest in a company that provided data processing services to the Company merchant credit card acquiring business that was previously sold in 2008. In addition, CRBT recognized $616 thousand of fee income for the execution of interest rate swaps related to four commercial loans in 2012. The interest rate swaps allow the commercial borrowers to pay a fixed interest rate while CRBT receives a variable interest rate as well as an upfront fee depending on the pricing. Management believes that these swaps help position CRBT more favorably for rising rate environments. Management will continue to review opportunities to execute these swaps at all three of its subsidiary banks as the circumstances are appropriate for the borrower and the Company.

Noninterest Expenses. The following tables set forth the various categories of noninterest expenses for the years ended December 31, 2012, 2011, and 2010.

	Years Ended
	December 31, 2012	December 31, 2011	$ Change	% Change
Salaries and employee benefits	$33,274,509	$30,365,020	$2,909,489	9.6%
Occupancy and equipment expense	5,635,257	5,297,949	337,308	6.4
Professional and data processing fees	4,317,939	4,461,187	(143,248)	(3.2)
FDIC and other insurance	2,330,611	2,698,282	(367,671)	(13.6)
Loan/lease expense	1,041,824	2,160,674	(1,118,850)	(51.8)
Advertising and marketing	1,445,476	1,288,797	156,679	12.2
Postage and telephone	959,708	937,557	22,151	2.4
Stationery and supplies	541,122	516,873	24,249	4.7
Bank service charges	853,895	725,717	128,178	17.7

Subtotal	$50,400,341	$48,452,056	$1,948,285	4.0
Prepayment fees on Federal Home Loan Bank advances	—	832,099	(832,099)	(100.0)
Other-than-temporary impairment losses on securities	62,400	118,847	(56,447)	(47.5)
Other	1,796,206	1,589,650	206,556	13.0

Total noninterest expense	$52,258,947	$50,992,652	$1,266,295	2.5%

	Years Ended
	December 31, 2011	December 31, 2010	$ Change	% Change
Salaries and employee benefits	$30,365,020	$27,843,127	$2,521,893	9.1%
Occupancy and equipment expense	5,297,949	5,472,248	(174,299)	(3.2)
Professional and data processing fees	4,461,187	4,524,519	(63,332)	(1.4)
FDIC and other insurance	2,698,282	3,528,267	(829,985)	(23.5)
Loan/lease expense	2,160,674	1,657,552	503,122	30.4
Advertising and marketing	1,288,797	1,053,909	234,888	22.3
Postage and telephone	937,557	1,004,176	(66,619)	(6.6)
Stationery and supplies	516,873	491,252	25,621	5.2
Bank service charges	725,717	420,252	305,465	72.7

Subtotal	$48,452,056	$45,995,302	$2,456,754	5.3
Prepayment fees on Federal Home Loan Bank advances	832,099	—	832,099	100.0
Other-than-temporary impairment losses on securities	118,847	113,800	5,047	4.4
Losses on lease residual values	—	617,000	(617,000)	(100.0)
Other	1,589,650	1,822,961	(233,311)	(12.8)

Total noninterest expense	$50,992,652	$48,549,063	$2,443,589	5.0%

Management places strong emphasis on overall cost containment and is committed to improve the Company’s general efficiency.

Salaries and employee benefits, which is the largest component of noninterest expense, increased 9.1% and 9.6% in 2011 and 2012, respectively. For the past two years, the increases are largely the result of:

•	Customary annual salary and benefits increases for the majority of the Company’s employee base in 2011 and 2012. For 2010, the Company did not generally increase salaries across the employee base.

•	Continued increases in health insurance-related employee benefits for the majority of the Company’s employee base.

•	Higher accrued incentive compensation based on improved financial performance in 2011 and 2012.

•

Targeted talent additions in late 2011 and early 2012. Specifically, the Company added four business development officers (three in the Wealth Management Division and one in the Correspondent Banking Division) in an effort to continue to grow market share.

Occupancy and equipment expense increased from 2011 to 2012 with the purchases of additional technology for enhanced customer service and for improved fraud detection and prevention systems. In addition, the largest branch of RB&T was renovated to allow for existing and future expansion.

Professional and data processing fees declined in 2011 and again in 2012 as management was successful in containing costs through contract renegotiation or managed reduction in activity where costs are determined on a usage basis. Management will continue to focus on driving these recurring costs down.

FDIC and other insurance expense experienced significant declines in 2011 and 2012. FDIC insurance premiums are calculated using a variety of factors, including, but not limited to, balance sheet levels, funding mix, and regulatory compliance. The subsidiary banks have been successful in managing these factors and driving down FDIC insurance cost. In addition, the FDIC modified the calculation for premiums effective during the second quarter of 2011. The modification was favorable for the Company’s subsidiary banks.

Loan/lease expense fluctuated significantly over the past two years with a 30% increase during 2011, and a 52% decline in 2012. Generally, loan/lease expense has a direct relationship with the level of nonperforming loans/leases; however, it may deviate depending upon the individual nonperforming loans/leases. Management expects these historically elevated levels of expense to continue to decline in line with the declining trend in nonperforming loans/leases.

The Company incurred additional expenses for advertising and marketing during 2011 and 2012 in an effort to gain market share across all three markets the Company serves.

Bank service charges, which include costs incurred to provide services to QCBT’s correspondent banking customer portfolio, have increased significantly over the past two years. The increase is due, in large part, to the success QCBT has had in growing its correspondent banking customer portfolio over the past two years.

In an effort to utilize some of its excess liquidity and improve net interest margin by eliminating some of its higher cost wholesale funding, QCBT prepaid $15.0 million of FHLB advances during the first quarter of 2011. As a result, QCBT incurred a prepayment fee totaling $832 thousand. To offset these fees, QCBT sold $37.4 million of government sponsored agency securities for a pre-tax gain totaling $880 thousand. See a detailed discussion of this restructuring transaction in the Net Interest Income and Margin section earlier in Management’s Discussion and Analysis.

During 2012, the Company’s evaluation of its securities portfolio for other-than-temporary impairment (“OTTI”) determined that two privately held equity securities experienced declines in fair value that were other-than-temporary. As a result, the Company wrote down the value of these securities and recognized losses in the amount of $62 thousand. Similarly, during 2011, the Company’s evaluation determined that two privately held equity securities experienced declines in fair value that were other-than-temporary and the Company wrote down the value of these securities and recognized losses in the amount of $119 thousand. Moreover, in 2010, management identified a single issue trust preferred security that experienced a decline in fair value determined to be other-than-temporary. As a result, the Company wrote down the value of this security and recognized a loss totaling $114 thousand. The Company does not own any other trust preferred securities.

During the first quarter of 2010, the Company recognized losses in residual values for two direct financing equipment leases. The sharp declines in value were isolated and attributable to changes in unique market conditions during the quarter related to the specific equipment. Specifically, one of the affected leases related to auto-industry equipment. During the first quarter of 2010, several like equipment dealers declared bankruptcy which led to disruption in the specific market. As a result, pricing for new like equipment declined sharply. Similarly, for the other affected lease, the underlying equipment was a commercial printer. The commercial printing industry has experienced some challenges and pricing for this particular equipment experienced sharp declines during the first quarter of 2010. In both cases, management determined the amount of the loss by comparing the recorded estimated residual value of the affected leases to the estimated value at the end of the lease term, as adjusted for the declined pricing for new like equipment. And, in both cases, the equipment was sold in the second quarter of 2010 without any further losses realized. For 2011 and 2012, there were no losses on residual values. Management continues to perform periodic and specific reviews of its residual values, and has identified modest residual risk remaining in the lease portfolio.

Income Tax Expense. The provision for income taxes was $4.5 million for 2012, or an effective tax rate of 25.7%, compared to $3.9 million for 2011, or an effective tax rate of 27.6%, for an increase of $666 thousand, or 17%. The decline in effective tax rate is primarily the result of the following:

•	The continued application of tax credits that were acquired in the third quarter of 2011.

•

The increase in tax-exempt municipal securities during 2012, which, in turn, resulted in an increase in nontaxable income. Specifically, the Company grew its municipal securities portfolio from $25.7 million at December 31, 2011 to $97.6 million at December 31, 2012.

The provision for income taxes was $3.9 million for the year ended December 31, 2011, compared to $2.5 million for the year ended December 31, 2010 for an increase of $1.4 million, or 58%. The increase was the result of significant growth in income before taxes of $4.7 million, or 51%, year-over-year. Additionally, primarily due to a decline in the proportionate share of tax-exempt income to total income year-over-year, the Company experienced a slight increase in the effective tax rate from 26.5% for 2010 to 27.6% for 2011.

Financial Condition.

Overview. Following is a table that represents the major categories of the Company’s balance sheet.

	As of December 31,
	2012		2011		2010
	(dollars in thousands)
	Amount	%	Amount	%	Amount	%
Cash, federal funds sold, and interest-bearing deposits	$110,488	5%	$100,673	5%	$143,737	8%
Securities	602,239	29%	565,229	29%	424,847	23%
Net loans/leases	1,267,462	61%	1,181,956	60%	1,152,174	63%
Other assets	113,541	5%	118,752	6%	115,877	6%

Total assets	$2,093,730	100%	$1,966,610	100%	$1,836,635	100%

Total deposits	$1,374,114	66%	$1,205,458	61%	$1,114,816	61%
Total borrowings	547,758	26%	590,603	30%	566,059	31%
Other liabilities	31,424	1%	26,116	1%	23,189	1%
Total stockholders’ equity	140,434	7%	144,433	8%	132,571	7%

Total liabilities and stockholders’ equity	$2,093,730	100%	$1,966,610	100%	$1,836,635	100%

Total assets grew $127.1 million, or 6%, to $2.09 billion at December 31, 2012, from $1.97 billion at December 31, 2011. The Company grew its net loan/lease portfolio $85.5 million, or 7%, and its securities portfolio $37.0 million, or 7%, during 2012. The asset growth was funded by strong and continued growth of the Company’s deposit portfolio (as balances grew $168.7 million, or 14%) partially offset by a reduction in federal funds purchased.

Total assets grew $130.0 million, or 7%, to $1.97 billion at December 31, 2011, from $1.84 billion at December 31, 2010. The Company grew its securities portfolio $140.4 million, or 33%, during 2011. Additionally, gross loans/leases grew $28.2 million, or 2%. The growth was partially offset by a decline in federal funds sold and interest-bearing deposits at financial institutions as the Company invested some of its excess liquidity. The net increase in assets was funded primarily by strong and continued growth of the Company’s deposit portfolio as balances grew $90.6 million, or 8%.

Investment Securities. The composition of the Company’s securities portfolio is managed to meet liquidity needs while prioritizing the impact on asset-liability position and maximizing return. With the strong growth in deposits more than outpacing the loan growth over the past two years, the Company has grown and diversified its securities portfolio, including increasing the portfolio of agency sponsored residential mortgage-backed securities as well as more than tripling the portfolio of municipal securities. Of the latter, the large majority are privately placed debt issuances by municipalities located in or near the Company’s existing markets and require a thorough underwriting process before investment. As the portfolio has grown over the recent years, management has elevated its focus on maximizing return while minimizing credit and interest rate risk. Additionally, management will continue to diversify the portfolio with further growth strictly dictated by the pace of growth in deposits and loans. Ideally, management expects to fund future loan growth partially with cashflow from the securities portfolio (calls and maturities of government sponsored agencies and/or paydowns on residential mortgage-backed securities).

Following is a breakdown of the Company’s securities portfolio by type as of December 31, 2012, 2011, and 2010.

	2012		2011		2010
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
U.S. govt. sponsored agency securities	$338,609	56%	$428,955	76%	$402,225	95%
Residential mortgage-backed and related securities	163,601	27%	108,854	19%	70	0%
Municipal securities	97,615	16%	25,689	5%	20,603	5%
Trust preferred securities	139	0%	81	0%	78	0%
Other securities	2,275	0%	1,650	0%	1,871	0%

	$602,239	100%	$565,229	100%	$424,847	100%

As a % of Total Assets	28.76%		28.74%		23.13%
Net Unrealized Gains as a % of Amortized Cost	1.44%		1.38%		0.27%
Duration (in years)	2.8		1.8		1.7

The Company has not invested in commercial mortgage-backed securities or pooled trust preferred securities.

See Note 2 to the consolidated financial statements for additional information regarding the Company’s investment securities.

Loans/Leases. The Company’s gross loan/lease portfolio grew $86.6 million, or 7%, from 1.20 billion at December 31, 2011, to $1.29 billion at December 31, 2012. The growth was spread out over commercial and industrial ($43.5 million, or 12%), owner-occupied commercial real estate ($37.1 million, or 22%), residential real estate loans ($17.5 million, or 18%), and direct financing leases ($10.5 million, or 11%). Partially offsetting this growth, commercial construction loans ($15.4 million, or 26%) and other non-owner occupied commercial real estate loans ($4.9 million, or 1%) declined.

The Company’s gross loan/lease portfolio grew $28.2 million, or 2%, from $1.17 billion at December 31, 2010, to $1.20 billion at December 31, 2011. The growth was spread out over owner-occupied commercial real estate loans ($26.4 million, or 19%), direct financing leases ($10.2 million, or 12%), and residential real estate loans ($15.9 million, or 19%). Partially offsetting this growth, commercial and industrial loans declined $14.8 million, or 4%. The net decline in commercial and industrial loans is primarily a function of:

•	The residual impact of the economic downturn whereby originations have been outpaced by payments and maturities, and

•

The Company’s strategy to sell the government guaranteed portions of certain commercial and industrial loans at a premium. The guaranteed portion typically ranged from 70% to 90% of the total outstanding loan balance. For 2011, the Company sold $27.1 million of government guaranteed portions of commercial and industrial loans.

The shift in mix within the commercial loan portfolio in 2012 was favorable as commercial construction and other non-owner commercial real estate loans are historically riskier than commercial and industrial and owner-occupied commercial real estate loans.

Regarding the Company’s levels of qualified small business lending as defined by the Treasury as part of the Company’s participation in the SBLF, see the Stockholders’ Equity section later in the Management’s Discussion and Analysis.

The mix of loan/lease types within the Company’s loan/lease portfolio is presented in the following table.

	As of December 31,
	2012		2011		2010		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Commercial and industrial loans	$394,244	31%	$350,794	29%	$365,625	31%	$441,536	36%	$439,117	36%
Commercial real estate loans	593,979	46%	577,804	48%	553,717	47%	556,007	45%	526,669	43%
Direct financing leases	103,686	8%	93,212	8%	83,010	7%	90,059	7%	79,408	7%
Residential real estate loans	115,582	9%	98,107	8%	82,197	7%	70,608	6%	79,228	7%
Installment and other consumer loans	76,720	6%	78,223	7%	86,240	8%	84,271	6%	88,540	7%

Total loans/leases	$1,284,211	100%	$1,198,140	100%	$1,170,789	100%	$1,242,481	100%	$1,212,962	100%
Plus deferred loan/lease origination costs, net of fees	3,176		2,605		1,750		1,839		1,727
Less allowance for estimated losses on loans/leases	(19,925)		(18,789)		(20,365)		(22,505)		(17,809)

Net loans/leases	$1,267,462		$1,181,956		$1,152,174		$1,221,815		$1,196,880

Historically, the Company structures most residential real estate loans to conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell the loans on the secondary market avoiding the interest rate risk associated with longer term fixed rate loans and recognizing noninterest income for the gain on sale. Loans originated for this purpose were classified as held for sale and are included in the residential real estate loans above. Historically, the subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retain these loans in their portfolios. During 2011 and 2012, the Company originated and held a limited amount of 15-year fixed rate residential real estate loans that met certain credit guidelines. The remaining residential real estate loans originated by the Company were sold on the secondary market to avoid the interest rate risk associated with longer term fixed rate loans. In addition, the Company has not originated any subprime, Alt-A, no documentation, or stated income residential real estate loans throughout its history.

The following tables set forth the remaining maturities by loan/lease type as of December 31, 2012 and 2011. Maturities are based on contractual dates.

	As of December 31, 2012
				Maturities After One Year
	Due in one year or less	Due after one through 5 years	Due after 5 years	Predetermined interest rates	Adjustable interest rates
	(dollars in thousands)
Commercial and industrial loans	$183,891	$147,051	$63,302	$117,183	$93,170
Commercial real estate loans	135,789	328,703	129,487	322,114	136,076
Direct financing leases	4,256	95,675	3,755	99,430	—
Residential real estate loans	1,717	2,253	111,612	75,573	38,292
Installment and other consumer loans	33,132	38,566	5,022	23,322	20,266

	$358,785	$612,248	$313,178	$637,622	$287,804

Percentage of total loans/leases	28%	48%	24%	69%	31%

	As of December 31, 2011
				Maturities After One Year
	Due in one year or less	Due after one through 5 years	Due after 5 years	Predetermined interest rates	Adjustable interest rates
	(dollars in thousands)
Commercial and industrial loans	$144,928	$150,567	$55,299	$108,815	$97,051
Commercial real estate loans	129,446	332,610	115,748	336,709	111,649
Direct financing leases	3,109	86,663	3,440	90,103	—
Residential real estate loans	825	1,064	96,218	57,244	40,038
Installment and other consumer loans	27,389	43,869	6,965	27,333	23,501

	$305,697	$614,773	$277,670	$620,204	$272,239

Percentage of total loans/leases	26%	51%	23%	69%	31%

Over the past two years, the Company has seen minimal extension of its overall loan/lease portfolio. With the growth in municipal securities and residential real estate loans, both of which are longer duration assets with fixed interest rates, it’s important that the Company limits extension of the rest of the loan portfolio in an effort to limit exposure to rising rate scenarios. The aforementioned strategy discussed in the Noninterest Income section for execution of interest rate swaps on commercial loans helps to offset the growth of the longer term fixed rate assets and maintain a favorable interest rate risk profile.

Management continues to focus on growing quality loans/leases and carefully monitors maturities and interest rate sensitivity of the current portfolio.

See Note 3 to the consolidated financial statements for additional information on the Company’s loan/lease portfolio.

Allowance for Estimated Losses on Loans/Leases. The allowance for estimated losses on loans/leases totaled $19.9 million at December 31, 2012, which was an increase of $1.1 million, or 6%, from $18.8 million at December 31, 2011. Provision for loan/lease losses totaled $4.4 million for 2012 and outpaced net charge-offs of $3.2 million, or 27 basis points of average loans/leases outstanding, which is the lowest level since 2008.

The allowance for estimated losses on loans/leases was $18.8 million at December 31, 2011, which was a decline of $1.6 million, or 8%, from $20.4 million at December 31, 2010. For 2011, net charge-offs of $8.2 million, or 70 basis points of average loans/leases outstanding, exceeded provision leading to the net decline.

The following table summarizes the activity in the allowance for estimated losses on loans/leases.

	Years ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Average amount of loans/leases outstanding, before allowance for estimated losses on loans/leases	$1,219,623	$1,177,705	$1,209,587	$1,222,493	$1,124,255

Allowance for estimated losses on loans/leases:
Balance, beginning of fiscal period	$18,789	$20,365	$22,505	$17,809	$11,315
Charge-offs:
Commercial and industrial	(683)	(3,334)	(2,609)	(7,510)	(1,205)
Commercial real estate	(2,232)	(3,682)	(5,922)	(2,824)	(805)
Direct financing leases	(740)	(1,101)	(999)	(1,255)	(264)
Residential real estate	(4)	—	(35)	(314)	(326)
Installment and other consumer	(717)	(945)	(1,135)	(2,104)	(1,085)

Subtotal charge-offs	(4,376)	(9,062)	(10,700)	(14,007)	(3,685)

Recoveries:
Commercial and industrial	663	414	380	344	313
Commercial real estate	222	287	381	98	420
Direct financing leases	77	3	163	52	—
Residential real estate	—	—	—	40	81
Installment and other consumer	179	166	172	1,193	143

Subtotal recoveries	1,141	870	1,096	1,727	957

Net charge-offs	(3,235)	(8,192)	(9,604)	(12,280)	(2,728)
Provision charged to expense	4,371	6,616	7,464	16,976	9,222

Balance, end of fiscal year	$19,925	$18,789	$20,365	$22,505	$17,809

Ratio of net charge-offs to average loans/leases outstanding	0.27%	0.70%	0.79%	1.00%	0.24%

The adequacy of the allowance for estimated losses on loans/leases was determined by management based on factors that included the overall composition of the loan/lease portfolio, types of loans/leases, historical loss experience, loan/lease delinquencies, potential substandard and doubtful credits, economic conditions, collateral positions, government guarantees and other factors that, in management’s judgment, deserved evaluation. To ensure that an adequate allowance was maintained, provisions were made based on the increase/decrease in loans/leases and a detailed analysis of the loan/lease portfolio. The loan/lease portfolio was reviewed and analyzed monthly with specific detailed reviews completed on all credits risk-rated less than “fair quality” and carrying aggregate exposure in excess of $100 thousand. The adequacy of the allowance for estimated losses on loans/leases was monitored by the credit administration staff and reported to management and the board of directors.

During the year ended December 31, 2010, two of the Company’s subsidiary banks, CRBT and RB&T, decreased the duration for the historical charge-off experience used in the quantitative factor from five years to three years. Based on the change (growth, mix, and quality) of the loan portfolios of CRBT and RB&T over the past several years, management determined decreasing the duration appropriately addressed the credit risk within the current portfolios.

The Company continued the strengthening of its core loan portfolio as the levels of criticized and classified loans declined in 2011 and 2012, as reported in the following table.

	As of December 31,
Internally Assigned Risk Rating*	2012	2011	2010
	(dollars in thousands)
Special Mention (Rating 6)	$22,056	$26,034	$43,551
Substandard (Rating 7)—Performing	31,821	36,278	42,498
Substandard (Rating 7)—Nonperforming	16,427	26,434	32,612
Doubtful (Rating 8)	—	—	21

	$70,304	$88,746	$118,682

Criticized Loans **	$70,304	$88,746	$118,682
Classified Loans ***	$48,248	$62,712	$75,131

*	Amounts above exclude the government guaranteed portion, if any. The Company assigns internal risk ratings of Pass (Rating 2) for the government guaranteed portion.
**	Criticized loans are defined as commercial and industrial and commercial real estate loans with internally assigned risk ratings of 6, 7, or 8, regardless of performance.
***	Classified loans are defined as commercial and industrial and commercial real estate loans with internally assigned risk ratings of 7 or 8, regardless of performance.

The declining trend in criticized and classified loans over the past two years translated to a reduction in nonperforming loans/leases of $6.6 million, or 21%, during 2012, and $9.1 million, or 22%, during 2011. Furthermore, nonperforming loans/leases have declined $22.4 million, or 47%, from their peak at September 30, 2010. See the table in the following section for further detail on nonperforming loans/leases and nonperforming assets. As a direct result, the level of allowance as a percentage of gross loans/leases has declined since 2009 and leveled off in 2012. Notably, the Company has strengthened its allowance as a percentage of nonperforming loans/leases. The following table summarizes the trend in allowance as a percentage of gross loans/leases and as a percentage of nonperforming loans/leases as of December 31, 2012, 2011, and 2010.

	As of December 31,
	2012	2011	2010
Allowance / Gross Loans/Leases	1.55%	1.56%	1.74%
Allowance / Nonperforming Loans/Leases *	78.47%	58.70%	49.49%

*	Nonperforming loan/leases consist of nonaccrual loans/leases, accruing loans/leases past due 90 days or more, and accruing troubled debt restructurings.

The following table presents the allowance for estimated losses on loans/leases by type and the percentage of loan/lease type to total loans/leases.

	As of December 31,
	2012		2011		2010		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Commercial and industrial loans	4,532	31%	4,878	29%	7,549	31%	6,239	36%	8,260	36%
Commercial real estate loans	11,070	46%	10,597	48%	9,087	47%	11,147	45%	6,255	43%
Direct financing leases	1,990	8%	1,339	8%	1,531	7%	1,681	7%	1,402	7%
Residential real estate loans	1,070	9%	705	8%	748	7%	737	6%	690	7%
Installment and other consumer loans	1,263	6%	1,270	7%	1,450	8%	2,407	6%	1,195	7%
Unallocated	—	NA	—	NA	—	NA	294	NA	7	NA

	$19,925	100%	$18,789	100%	$20,365	100%	$22,505	100%	$17,809	100%

%—Represents the percentage of the certain type of loan/lease to total loans/leases

Although management believes that the allowance for estimated losses on loans/leases at December 31, 2012 was at a level adequate to absorb probable losses on existing loans/leases, there can be no assurance that such losses will not exceed the estimated amounts or that the Company will not be required to make additional provisions for loan/lease losses in the future. Unpredictable future events could adversely affect cash flows for both commercial and individual borrowers, which could cause the Company to experience increases in problem assets, delinquencies and losses on loans/leases, and require additional increases in the provision. Asset quality is a priority for the Company and its subsidiaries. The ability to grow profitably is in part dependent upon the ability to maintain that quality. The Company continually focuses efforts at its subsidiary banks and leasing company with the intention to improve the overall quality of the Company’s loan/lease portfolio.

See Note 3 to the consolidated financial statements for additional information on the Company’s allowance for estimated losses on loans/leases.

Nonperforming Assets. The table below presents the amounts of nonperforming assets.

	As of December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Nonaccrual loans/leases(1)(2)	$17,932	$18,995	$37,427	$28,742	$20,828
Accruing loans/leases past due 90 days or more	159	1,111	320	89	222
Troubled debt restructures—accruing	7,300	11,904	3,405	1,201	—
Other real estate owned	3,955	8,386	8,535	9,286	3,857
Other repossessed assets	212	109	366	1,071	450

	$29,558	$40,505	$50,053	$40,389	$25,357

Nonperforming loans/leases to total loans/leases	1.97%	2.67%	3.51%	2.41%	1.73%
Nonperforming assets to total loans/leases plus reposessed property	2.29%	3.35%	4.24%	3.22%	2.08%
Nonperforming assets to total assets	1.41%	2.06%	2.73%	2.27%	1.58%
Texas ratio(3)	18.68%	25.58%	33.57%	27.47%	23.69%

(1)	Includes government guaranteed portions of loans, if applicable.
(2)	Includes troubled debt restructurings of $5.7 million at December 31, 2012, $8.6 million at December 31, 2011, $12.6 million at December 31, 2010 and none for the other periods presented.
(3)

Texas Ratio = Nonperforming Assets (excluding Other Repossessed Assets) / Tangible Equity plus Allowance for Estimated Losses on Loans/Leases. Texas Ratio is a non-GAAP financial measure. Management included as this is considered by many investors and analysts to be a metric with which to analyze and evaluate asset quality. Other companies may calculate this ratio differently.

Historically, the large majority of the Company’s nonperforming assets consisted of nonaccrual loans/leases and OREO. For nonaccrual loans/leases, management has thoroughly reviewed these loans/leases and has provided specific allowances as appropriate. OREO is carried at the lower of carrying amount or fair value less costs to sell.

The policy of the Company is to place a loan/lease on nonaccrual status if: (a) payment in full of interest or principal is not expected; or (b) principal or interest has been in default for a period of 90 days or more unless the obligation is both in the process of collection and well secured. A loan/lease is well secured if it is secured by collateral with sufficient market value to repay principal and all accrued interest. A debt is in the process of collection if collection of the debt is proceeding in due course either through legal action, including judgment enforcement procedures, or in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to current status.

Over the past two years, the Company’s nonperforming assets have declined significantly ($10.9 million, or 27%, during 2012, and $9.5 million, or 19%, during 2011). A combination of improved performance and charge-offs contributed to the general decrease throughout 2011 and 2012. In addition, there was a significant shift in mix as accruing troubled debt restructurings (“TDRs”) grew and nonaccrual loans/leases and OREO fell during the two-year period. This shift in mix is favorable as the accruing TDRs are performing on the restructured terms and accruing interest income.

Deposits. Deposits grew $168.7 million, or 14%, during 2012, and grew $90.6 million, or 8%, during 2011. The table below presents the composition of the Company’s deposit portfolio.

	As of December 31,
	2012		2011		2010
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Noninterest bearing demand deposits	$450,660	33%	$357,184	30%	$276,827	25%
Interest bearing demand deposits	588,912	43%	510,788	42%	460,624	41%
Time deposits	289,222	21%	292,575	24%	312,010	28%
Brokered time deposits	45,320	3%	44,911	4%	65,355	6%

	$1,374,114	100%	$1,205,458	100%	$1,114,816	100%

The Company has been successful in shifting the deposit mix over the past two years with an increase in noninterest bearing deposits and declines in brokered and retail time deposits. Specifically, QCBT continues to have success growing its correspondent banking business as noninterest bearing correspondent deposits more than doubled growing $123.2 million from $80.8 million at December 31, 2010 to $204.0 million at December 31, 2012. These increases and the Company’s overall strong liquidity position have allowed the Company to reduce the level of brokered and other time deposits which drives the reduction in the Company’s average cost of deposits. Management will continue to focus on growing its noninterest bearing deposit portfolio, including its correspondent banking business at QCBT, as well as shifting the mix from brokered and other higher cost deposits to lower cost core deposits. With the significant success achieved by QCBT in growing its correspondent banking business, QCBT has developed procedures to proactively monitor this industry concentration of deposits and loans.

Short-Term Borrowings. The subsidiary banks offer overnight repurchase agreements to some of their major customers. Also, the subsidiary banks purchase federal funds for short-term funding needs from the Federal Reserve Bank, or from their correspondent banks. The table below presents the composition of the Company’s short-term borrowings.

	As of December 31,
	2012	2011	2010
	(dollars in thousands)
Overnight repurchase agreements with customers	$104,943	$110,236	$118,904
Federal funds purchased	66,140	103,300	22,250

	$171,083	$213,536	$141,154

The large increase in federal funds purchased from December 31, 2010 to December 31, 2011 was temporary and the result of short-term fluctuations in noninterest bearing correspondent deposit balances for several customers over the end of the year.

See Note 6 to the consolidated financial statements for additional information on the Company’s short-term borrowings.

FHLB Advances and Other Borrowings. As a result of their memberships in the FHLB of Des Moines and Chicago, the subsidiary banks have the ability to borrow funds for short-term or long-term purposes under a variety of programs. The subsidiary banks utilize FHLB advances for loan matching as a hedge against the possibility of rising interest rates or when these advances provide a less costly source of funds than customer deposits. FHLB advances declined $34.0 million, or 14%, during 2011 as the result of a combination of prepayment ($15.0 million) and maturities ($19.0 million). For 2012, FHLB advances declined slightly; however, the decline would have been larger if RB&T had not borrowed a short-term 14-day advance in the amount of $9.0 million at the end of 2012 for short-term funding needs because the cost of the FHLB advance was less than federal funds purchased.

	As of December 31,
	2012	2011	2010
	(dollars in thousands)
Amount Due	$202,350	$204,750	$238,750
Weighted Average Interest Rate at Year-End	3.45%	3.67%	3.84%

See Note 7 to the consolidated financial statements for additional information regarding FHLB advances.

Other borrowings consist largely of wholesale structured repurchase agreements which the subsidiary banks utilize as an alternative funding source to FHLB advances and customer deposits. The table below presents the composition of the Company’s other borrowings.

	As of December 31,
	2012	2011	2010
	(dollars in thousands)
Wholesale structured repurchase agreements	$130,000	$130,000	$135,000
364-day revolving note	5,600	3,600	2,500
Series A subordinated notes	2,640	2,632	2,624
Secured borrowings—loan participations sold	—	—	9,946

	$138,240	$136,232	$150,070

The increase in borrowing on the 364-day revolving note of $2.0 million was the result of funding needed to execute on the partial redemption of the Series F Preferred Stock previously issued to the Treasury under the SBLF program. For a detailed discussion of this partial redemption, see below.

As a result of a change in accounting rules, effective January 1, 2010, the Company recorded $9.9 million of secured borrowings and $561 thousand of deferred gains related to sales of the government guaranteed portion of certain loans as of December 31, 2010. These secured borrowings did not bear interest and matured within 90 days of the sales, at which time the sales were fully recognized for accounting purposes.

Effective with the second quarter of 2011, SBA and USDA removed the recourse provisions for future sales which allows for sale accounting treatment at the time of sale. As a result, the Company was able to recognize gains at the time of sale for the sales during the second quarter and in subsequent periods. In addition, the Company did not have any related secured liabilities at December 31, 2011 or December 31, 2012.

Additional information regarding other borrowings is described in Note 8 to the consolidated financial statements.

It is management’s intention to continue to reduce the reliance on wholesale funding, including FHLB advances, structured repos, and brokered time deposits. Replacement of this funding with core deposits helps to reduce interest expense as the wholesale funding tends to be higher funding cost. Management continually evaluates the potential opportunities to prepay or modify (essentially refinance at a net lower interest rate while extending the maturity) these liabilities, as the Company has successfully executed in the past. The table below presents the maturity schedule including weighted average cost for the Company’s combined wholesale funding portfolio.

	As of December 31,
	2012		2011
Maturity:	Amount Due	Weighted Average Interest Rate at Quarter-End	Amount Due	Weighted Average Interest Rate at Year-End
	(dollar amounts in thousands)
Year ending December 31:
2012	$—	0.00%	$34,601	2.93%
2013	34,508	1.29	18,000	2.24
2014	39,170	2.88	39,170	2.87
2015	66,000	2.59	67,000	2.97
2016	85,992	3.72	82,890	3.81
2017	46,000	3.70	42,000	3.91
Thereafter	106,000	3.66	96,000	3.75

Total Wholesale Funding	$377,670	3.20	$379,661	3.41

Stockholders’ Equity. The table below presents the composition of the Company’s stockholders’ equity, including the common and preferred equity components.

	As of December 31,
	2012		2011		2010
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Common stock	$5,039		$4,879		$4,732
Additional paid in capital—common	25,804		26,381		24,328
Retained earnings	53,327		44,586		40,551
Accumulated other comprehensive income	4,707		4,755		704
Noncontrolling interests	—		2,052		1,648
Less: Treasury stock	(1,606)		(1,606)		(1,606)

Total common stockholders’ equity	87,271	62%	81,047	56%	70,357	53%

Preferred stock	55		65		63
Additional paid in capital—preferred	53,108		63,321		62,151

Total preferred stockholders’ equity	53,163	38%	63,386	44%	62,214	47%

Total stockholders’ equity	$140,434	100%	$144,433	100%	$132,571	100%

Tangible common equity* / total tangible assets	4.02%		3.85%		3.56%

*	Tangible common equity is defined as total common stockholders’ equity excluding equity of noncontrolling interests and excluding goodwill and other intangible assets. This ratio is a non-GAAP financial measure. Management included this ratio as it is considered by many investors and analysts to be a metric with which to analyze and evaluate the equity composition. Other companies may calculate this ratio differently.

The following table presents the details of the preferred stock issued and outstanding as of December 31, 2012.

	Date Issued	Aggregate Purchase Price	Stated Dividend Rate	Annual Dividend
Series E Non-Cumulative Convertible Perpetual Preferred Stock	June 2010	$25,000,000	7.00%	$1,750,000
Series F Non-Cumulative Perpetual Preferred Stock	September 2011	29,867,000	5.00%	1,493,350

		$54,867,000		$3,243,350

The Series E Noncumulative Convertible Perpetual Preferred Stock (the “Series E Preferred Stock”) is perpetually convertible by the holder into shares of the Company’s common stock at a per share conversion price of $12.15, subject to anti-dilution adjustments upon the occurrence of certain events. In addition, the Company can exercise a conversion option on or after the third anniversary of the issue date (June 30, 2013) at the same $12.15 per share conversion price if the Company’s common stock price equals or exceeds $17.22 for at least 20 trading days in a period of 30 consecutive trading days.

Regarding the Series F Preferred Stock, non-cumulative dividends are payable quarterly, and the dividend rate is based on changes in the level of “Qualified Small Business Lending” or “QSBL” by the Company’s wholly owned bank subsidiaries, QCBT, CRBT and RB&T. Based upon the change in the banks’ level of QSBL over the baseline level (as defined by the SBLF, the baseline is the average of QSBL for the last two quarters of 2009 and the first two quarters of 2010), the dividend rate for the first 10 calendar quarters may be adjusted to between 1% and 5%. For the 11th calendar quarter through 4.5 years after issuance, the dividend rate will be fixed at between 1% and 5%, based upon the increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e. as of September 30, 2013), or will be fixed at 7% if there is no increase or there is a decrease in QSBL during such period. In addition, beginning on April 1, 2014 and ending on April 1, 2016, if there is no increase or there is a decrease in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e. as of September 30, 2013), because of the Company’s participation in the TCPP, the Company will be subject to an additional lending incentive fee of 2% per year, or 9% dividend rate. After 4.5 years from issuance, regardless of QSBL growth over baseline, the dividend rate will increase to 9%.

For 2011 and 2012, the Company reported a net decline in QSBL from the baseline; therefore, the dividend rate for all of the corresponding calendar quarters was 5%. Specifically, as of December 31, 2012, the Company reported its QSBL in accordance with SBLF guidelines and calculated a net decline from the baseline of $66.9 million, or 15%. The decline is primarily the result of the following:

•

The Company’s strategic introduction into SBA and USDA lending in 2010. The government guaranteed portion of these loans (typically 50% to 85% of the total amount outstanding) is not eligible as QSBL per SBLF guidelines.

•

Based on the size of the Company and its legal lending limit, the majority of commercial loan growth over the past several years has been to businesses whose revenues exceeded the limits defined as QSBL per SBLF guidelines.

•

The Company had a strong small business loan portfolio as of the baseline, which coupled with the residual impact of the economic downturn and the increased competition for small business loans (as many competitor lenders shifted their focus from construction and non-owner occupied commercial real estate lending to small business lending), resulted in originations outpaced by payments and maturities in the second half of 2010 and all of 2011.

Since the baseline, the Company continues to support the lending needs of small businesses, although some of this support may be ineligible as QSBL per SBLF guidelines. Regardless of eligibility, the Company will continue to focus strongly on small business lending.

On June 29, 2012, the Company redeemed 10,223 shares of Series F Preferred Stock from the Treasury for an aggregate redemption amount of $10.2 million plus unpaid dividends to the date of redemption of $125 thousand. The remaining Series F Preferred Stock may be redeemed at any time at the option of the Company, subject to approval of the Company’s primary federal banking regulator. All redemptions must be in amounts equal to the lesser of at least 25% of the number of originally issued shares, or 100% of the then-outstanding shares.

See Note 10 to the consolidated financial statements for detail on the Company’s preferred stock.

Discussion on Changes in Stockholders’ Equity for 2012. Stockholders’ equity decreased $4.0 million, or 3%, during 2012. Net income of $13.1 million for 2012 increased retained earnings; however, this was more than offset by the partial redemption of $10.2 million of the Series F Preferred Stock, the purchase of the noncontrolling interests of m2 and VPHC of $4.7 million, and the declaration of preferred and common stock dividends totaling $3.5 million and $381 thousand, respectively. Specifically regarding the preferred stock dividends, the following details the dividend activity for 2012:

•	$1.8 million for the four quarterly dividends on the outstanding shares of the Series E Preferred Stock at a stated dividend rate of 7.00%, and

•	$1.7 million for the four quarterly dividends on the outstanding shares of the Series F Preferred Stock at a stated dividend rate of 5.00%.

See discussion above and Note 10 to the consolidated financial statements for further discussion on the partial redemption of the Series F Preferred Stock.

See Note 21 to the consolidated financial statements for discussion on the acquisition of the noncontrolling interest in m2 which comprises the large majority of the total purchase of $4.7 million described above.

Lastly, the available for sale portion of the securities portfolio experienced a slight decline in fair value for 2012.

Discussion on Changes in Stockholders’ Equity for 2011. Stockholders’ equity increased $11.9 million, or 9%, during 2011. Net income of $10.1 million for 2011 increased retained earnings; however, this was partially offset by declaration and accrual of preferred stock dividends and discount accretion totaling $5.3 million, and declaration of common stock dividends of $373 thousand. Specifically regarding the preferred stock dividends, the following details the dividend activity for 2011:

•

$1.8 million for the quarterly dividends on the outstanding shares of the Series D Cumulative Perpetual Preferred Stock (the “Series D Preferred Stock”) at a stated rate of 5.00%, including the related discount accretion, paid up through redemption which occurred on September 15, 2011,

•	$1.2 million for the accelerated accretion of the remaining discount on the redeemed Series D Preferred Stock,

•	$1.8 million for the four quarterly dividends on the outstanding shares of the Series E Preferred Stock at a stated dividend rate of 7.00%, and

•	$590 thousand for the first quarterly dividend on the outstanding shares of the Series F Preferred Stock at a stated dividend rate of 5.00%.

The net proceeds from the issuance of the Series F Preferred Stock and the simultaneous redemption of the Series D Preferred Stock totaled $1.7 million which helped contribute to the increase in stockholder’s equity. See Note 10 to the consolidated financial statements for additional information on the Series F Preferred Stock.

Lastly, the available for sale portion of the securities portfolio experienced an increase in fair value of $4.1 million, net of tax, for 2011 as a result of fluctuation in certain market interest rates.

Liquidity and Capital Resources. Liquidity measures the ability of the Company to meet maturing obligations and its existing commitments, to withstand fluctuations in deposit levels, to fund its operations, and to provide for customers’ credit needs. The Company monitors liquidity risk through contingency planning stress testing on a regular basis. The Company seeks to avoid over concentration of funding sources and to establish and maintain contingent funding facilities that can be drawn upon if normal funding sources become unavailable. One source of liquidity is cash and short-term assets, such as interest-bearing deposits in other banks and federal funds sold, which averaged $98.6 million during 2012, $128.0 million during 2011, and $129.0 million during 2010. The Company’s on balance sheet liquidity position can fluctuate based on short-term activity in deposits and loans. During 2012, the Company invested some of its excess liquidity as its overall liquidity position (both on and off balance sheet liquidity) had strengthened.

The subsidiary banks have a variety of sources of short-term liquidity available to them, including federal funds purchased from correspondent banks, FHLB advances, structured repos, brokered time deposits, lines of credit, borrowing at the Federal Reserve Discount Window, sales of securities available for sale, and loan/lease participations or sales. The Company also generates liquidity from the regular principal payments and prepayments made on its loan/lease portfolio, and on the regular monthly payments on its residential mortgage-backed securities portfolio. At December 31, 2012, the subsidiary banks had 31 lines of credit totaling $311.7 million, of which $52.7 million was secured and $259.0 million was unsecured. At December 31, 2012, $271.7 million was available as $40.0 million was utilized for short-term borrowing needs at QCBT. At December 31, 2011, the subsidiary banks had 22 lines of credit totaling $225.4 million, of which $72.9 million was secured and $152.5 million was unsecured. At December 31, 2011, $159.4 million was available as $66.0 million was utilized as a result of the short-term fluctuations in noninterest bearing correspondent deposit balances for several customers over the end of the year. The Company has emphasized growing the number and amount of lines of credit in an effort to strengthen this contingent source of liquidity. Additionally, the Company has a single $20.0 million secured revolving credit note with a maturity of March 29, 2013. As of December 31, 2012, the Company had $14.4 million available as the note carried an outstanding balance of $5.6 million. See Note 8 to the consolidated financial statements for additional information regarding the lines of credit and revolving credit note.

Investing activities used cash of $132.8 million during 2012 compared to $137.3 million for 2011, and $59.5 million for 2010. Proceeds from calls, maturities, paydowns, and sales of securities were $433.5 million for 2012 compared to $486.3 million for 2011, and $326.1 million for 2010. Purchases of securities used cash of $474.5 million for 2012 compared to $622.2 million for 2011, and $383.0 million for 2010. The net increase in loans/leases used cash of $91.3 million for 2012 compared to $56.1 million for 2011. For 2010, the Company’s net decrease in loans/leases was $63.4 million.

Financing activities provided cash of $110.5 million for 2012 compared to $111.8 million for 2011, and $47.7 million for 2010. Net increases in deposits totaled $168.7 million, $90.6 million, and $25.5 million for 2012, 2011, and 2010, respectively.

Total cash provided by operating activities was $30.7 million for 2012 compared to $36.6 million for 2011, and $17.9 million for 2010.

Throughout its history, the Company has secured additional capital through various resources, including the issuance of trust preferred securities and the issuance of preferred stock. See Notes 9 and 10 to the consolidated financial statements for information on the issuance of trust preferred securities and the issuance of preferred stock, respectively.

As of December 31, 2012 and 2011, the subsidiary banks remained “well-capitalized” in accordance with regulatory capital requirements administered by the federal banking authorities. See Note 14 to the consolidated financial statements for detail of the capital amounts and ratios for the Company and subsidiary banks.

In June 2012, the federal bank regulatory agencies issued joint proposed rules that would implement an international capital accord called “Basel III,” developed by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors. The proposed rules would apply to all depository organizations in the United States and most of their parent companies and would increase minimum capital ratios, add a new minimum common equity ratio, add a new capital conservation buffer, include unrealized gains and losses on available-for-sale securities as Tier 1 Capital, and would change the risk-weightings of certain assets for the purposes of calculating certain capital ratios. The proposed changes, if implemented, would be phased in from 2013 through 2019. The comment period with respect to the proposed rules expired on October 22, 2012. Various banking associations, industry groups, individual financial institutions (including the Company) provided comments on the proposed rules to the regulators. On November 9, 2012, the federal bank regulatory agencies announced that the implementation of the proposed rules under Basel III in the United States was indefinitely delayed. It is unclear when the final rules will be adopted and what changes, if any, may be made to the proposed rules. Management continues to assess the effect of the proposed rules on the Company and the subsidiary banks’ capital positions and will monitor development regarding the proposed rules.

Commitments, Contingencies, Contractual Obligations, and Off-Balance Sheet Arrangements. In the normal course of business, the subsidiary banks make various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, and standby letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the banks upon extension of credit, is based upon management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the subsidiary banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year, or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The banks hold collateral, as described above, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the banks would be required to fund the commitments. The maximum potential amount of future payments the banks could be required to make is represented by the contractual amount. If the commitment is funded, the banks would be entitled to seek recovery from the customer. At December 31, 2012 and 2011, no amounts had been recorded as liabilities for the banks’ potential obligations under these guarantees.

As of December 31, 2012 and 2011, commitments to extend credit aggregated $430.1 million and $393.6 million, respectively. As of December 31, 2012 and 2011, standby letters of credit aggregated $15.2 million and $8.3 million, respectively. Management does not expect that all of these commitments will be funded.

Additional information regarding commitments, contingencies, and off-balance sheet arrangements is described in Note 16 to the consolidated financial statements.

The Company has various financial obligations, including contractual obligations and commitments, which may require future cash payments. The following table presents, as of December 31, 2012, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Financial Statement Note Reference	Payments Due by Period
Description		Total	One Year or Less	2 - 3 Years	4 - 5 Years	After 5 Years
		(dollars in thousands)
Deposits without a stated maturity	N/A	$1,039,572	$1,039,572	$—	$—	$—
Certificates of deposit	5	334,542	225,152	90,917	18,473	—
Short-term borrowings	6	171,083	171,083	—	—	—
FHLB advances	7	202,350	24,000	43,850	93,500	41,000
Other borrowings	8	138,240	5,600	35,000	30,000	67,640
Junior subordinated debentures	9	36,085	—	—	—	36,085
Rental commitments	4	1,752	373	592	448	339
Operating contracts	N/A	6,158	4,173	1,985	—	—

Total contractual cash obligations		$1,929,782	$1,469,953	$172,344	$142,421	$145,064

Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company had no purchase obligations at December 31, 2012. The Company’s operating contract obligations represent short and long-term lease payments for data processing equipment and services, software, and other equipment and professional services.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards. In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarified the application of existing fair value measurement requirements, changed certain principles in Topic 820 and required additional fair value disclosures. ASU 2011-04 was effective for annual periods beginning after December 15, 2011, and did not have a significant impact on the Company’s consolidated financial statements. See Note 19 to the consolidated financial statements.

In June 2011, FASB issued ASU 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income. ASU 2011-05 amended Topic 220, Comprehensive Income, to require that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 required entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. ASU 2011-05 was effective for annual periods beginning after December 15, 2011. Additionally, in December 2011, FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05. ASU 2011-12 deferred the effective date for the changes in ASU 2011-05 that specifically refer to the presentation of the effects of reclassifications adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income on the face of the financial statements for all periods presented. ASU 2011-12 reinstated the requirements of the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. ASU 2011-12 and 2011-05 were both effective for the Company for the quarter ending March 31, 2012. See new separate consolidated statements of comprehensive income within the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet, and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. Adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2013, FASB issued ASU 2013-02, Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. ASU 2013-02 supersedes and replaces the presentation requirements for reclassifications out of accumulated other comprehensive income (“AOCI”) in ASUs 2011-05 and 2011-12, which were adopted by the Company during the current year. The amendments require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required. Adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

QCR Stockholder Proposals

To be considered for inclusion in QCR’s proxy statement and form of proxy for QCR’s 2014 annual meeting of stockholders, stockholder proposals must be received by QCR’s corporate secretary no later than November 20, 2013, and must otherwise comply with the notice and other provisions of our bylaws, as well as SEC rules and regulations.

For proposals to be otherwise brought by a stockholder at an annual meeting, including the nomination of any person for election as a director, the stockholder must file a written notice of the proposal to our corporate secretary not less than 30 days nor more than 75 days prior to the date of the annual meeting, provided, however, that if we provide less than 40 days’ notice of the meeting, notice by the stockholder, to be timely, must be delivered no later than 10 days from the date on which notice of the meeting was mailed. The notice must set forth: (i) a brief description of the proposal and the reasons for conducting such business at the meeting; (ii) the name and address of the proposing stockholder; (iii) the number of shares of the corporation’s common stock beneficially owned by the stockholder on the date of the notice; and (iv) any financial or other interest of the stockholder in the proposal. Stockholder proposals brought under this paragraph will not be included in our proxy statement.

QCR Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

QCR Holdings, Inc.

We have audited the accompanying consolidated balance sheets of QCR Holdings, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QCR Holdings, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QCR Holdings, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion on the effectiveness of QCR Holdings, Inc. and subsidiaries’ internal control over financial reporting.

Davenport, Iowa

March 11, 2013

QCR Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012 and 2011

Assets	2012	2011
Cash and due from banks	$61,568,446	$53,136,710
Federal funds sold	26,560,000	20,785,000
Interest-bearing deposits at financial institutions	22,359,490	26,750,602

Securities held to maturity, at amortized cost	72,079,385	200,000
Securities available for sale, at fair value	530,159,986	565,029,291

	602,239,371	565,229,291

Loans receivable, held for sale	4,577,233	3,832,760
Loans/leases receivable, held for investment	1,282,810,406	1,196,912,737

	1,287,387,639	1,200,745,497
Less allowance for estimated losses on loans/leases	(19,925,204)	(18,789,262)

	1,267,462,435	1,181,956,235

Premises and equipment, net	31,262,390	31,740,751
Goodwill	3,222,688	3,222,688
Bank-owned life insurance	45,620,489	42,011,281
Restricted investment securities	15,747,850	15,253,600
Other real estate owned, net	3,954,538	8,385,758
Other assets	13,732,795	18,138,138

Total assets	$2,093,730,492	$1,966,610,054

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$450,659,723	$357,183,481
Interest-bearing	923,454,377	848,274,307

Total deposits	1,374,114,100	1,205,457,788

Short-term borrowings	171,082,961	213,536,450
Federal Home Loan Bank advances	202,350,000	204,750,000
Other borrowings	138,239,762	136,231,663
Junior subordinated debentures	36,085,000	36,085,000
Other liabilities	31,424,848	26,116,451

Total liabilities	1,953,296,671	1,822,177,352

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, $1 par value, shares authorized 250,000	54,867	65,090
December 2012—54,867 shares issued and outstanding
December 2011—65,090 shares issued and outstanding
Common stock, $1 par value; shares authorized 20,000,000	5,039,448	4,879,435
December 2012—5,039,448 shares issued and 4,918,202 outstanding
December 2011—4,879,435 shares issued and 4,758,189 outstanding
Additional paid-in capital	78,912,791	89,702,533
Retained earnings	53,326,542	44,585,902
Accumulated other comprehensive income	4,706,683	4,754,714
Noncontrolling interests	—	2,051,538
Less treasury stock, December 2012 and 2011—121,246 common shares, at cost	(1,606,510)	(1,606,510)

Total stockholders’ equity	140,433,821	144,432,702

Total liabilities and stockholders’ equity	$2,093,730,492	$1,966,610,054

See Notes to Consolidated Financial Statements.

QCR Holdings, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Interest and dividend income:
Loans/leases, including fees	$63,363,520	$64,807,673	$67,999,191
Securities:
Taxable	10,781,300	10,877,832	10,109,083
Nontaxable	2,339,579	983,040	907,085
Interest-bearing deposits at financial institutions	378,566	404,879	411,079
Restricted investment securities	507,281	557,698	497,214
Federal funds sold	5,627	92,126	173,714

Total interest and dividend income	77,375,873	77,723,248	80,097,366

Interest expense:
Deposits	6,218,713	8,939,056	12,681,625
Short-term borrowings	248,545	290,450	628,255
Federal Home Loan Bank advances	7,279,599	7,972,025	9,246,562
Other borrowings	4,940,970	5,149,022	5,732,142
Junior subordinated debentures	1,038,786	1,227,839	1,945,014

Total interest expense	19,726,613	23,578,392	30,233,598

Net interest income	57,649,260	54,144,856	49,863,768
Provision for loan/lease losses	4,370,767	6,616,014	7,463,618

Net interest income after provision for loan/lease losses	53,278,493	47,528,842	42,400,150

Noninterest income:
Trust department fees	3,632,278	3,368,995	3,290,844
Investment advisory and management fees	2,361,159	2,108,918	1,812,903
Deposit service fees	3,485,929	3,493,001	3,478,743
Gains on sales of loans, net	2,457,707	2,565,043	3,169,514
Securities gains	104,600	1,472,528	—
Losses on other real estate owned, net	(1,332,972)	(374,910)	(835,163)
Earnings on bank-owned life insurance	1,609,208	1,445,891	1,331,085
Credit card issuing fees, net of processing costs	599,164	500,544	259,590
Other	3,704,222	2,881,868	2,898,372

Total noninterest income	16,621,295	17,461,878	15,405,888

Noninterest expenses:
Salaries and employee benefits	33,274,509	30,365,020	27,843,127
Occupancy and equipment expense	5,635,257	5,297,949	5,472,248
Professional and data processing fees	4,317,939	4,461,187	4,524,519
FDIC and other insurance	2,330,611	2,698,282	3,528,267
Loan/lease expense	1,041,824	2,160,674	1,657,552
Advertising and marketing	1,445,476	1,288,797	1,053,909
Postage and telephone	959,708	937,557	1,004,176
Stationery and supplies	541,122	516,873	491,252
Bank service charges	853,895	725,717	420,252
Prepayment fees on Federal Home Loan Bank advances	—	832,099	—
Other-than-temporary impairment losses on securities	62,400	118,847	113,800
Losses on lease residual values	—	—	617,000
Other	1,796,206	1,589,650	1,822,961

Total noninterest expenses	52,258,947	50,992,652	48,549,063

Income before income taxes	17,640,841	13,998,068	9,256,975
Federal and state income tax expense	4,534,601	3,868,199	2,449,249

Net income	$13,106,240	$10,129,869	$6,807,726
Less: net income attributable to noncontrolling interests	488,473	438,221	221,047

Net income attributable to QCR Holdings, Inc.	$12,617,767	$9,691,648	$6,586,679

Less: preferred stock dividends and discount accretion	3,496,085	5,283,885	4,128,104

Net income attributable to QCR Holdings, Inc. common stockholders	9,121,682	4,407,763	2,458,575

Basic earnings per common share	$1.88	$0.93	$0.54
Diluted earnings per common share	$1.85	$0.92	$0.53

Weighted average common shares outstanding	4,844,776	4,724,781	4,593,096
Weighted average common and common equivalent shares outstanding	4,919,559	4,789,026	4,618,242

Cash dividends declared per common share	$0.08	$0.08	$0.08

See Notes to Consolidated Financial Statements.

QCR HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Net income	$13,106,240	$10,129,869	$6,807,726

Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period before tax	(40,839)	7,914,236	803,133
Less reclassification adjustment for gains (losses) included in net income before tax	42,200	1,353,681	(113,800)

	(83,039)	6,560,555	916,933
Tax expense (benefit)	(35,008)	2,510,006	348,376

Other comprehensive income (loss), net of tax	(48,031)	4,050,549	568,557

Comprehensive income attributable to QCR Holdings, Inc.	$13,058,209	$14,180,418	$7,376,283

See Notes to Consolidated Financial Statements

QCR Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2012, 2011, and 2010

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interests	Treasury Stock	Total
Balance, December 31, 2009	$38,805	$4,674,536	$82,194,330	$38,458,477	$135,608	$1,699,630	$(1,606,510)	$125,594,876
Net income	—	—	—	6,586,679	—	221,047	—	6,807,726
Other comprehensive income, net of tax	—	—	—	—	568,557	—	—	568,557
Common cash dividends declared, $0.08 per share	—	—	—	(366,152)	—	—	—	(366,152)
Preferred cash dividends declared and accrued	—	—	—	(3,679,100)	—	—	—	(3,679,100)
Discount accretion on cumulative preferred stock	—	—	449,004	(449,004)	—	—	—	—
Exchange of 268 shares of Series B Non-Cumulative Perpetual Preferred Stock for 13,400 shares of Series E Non-Cumulative Perpetual Convertible Preferred Stock	13,132	—	(13,132)	—	—	—	—	—
Exchange of 300 shares of Series C Non-Cumulative Perpetual Preferred Stock for 7,500 shares of Series E Non-Cumulative Perpetual Convertible Preferred Stock	7,200	—	(7,200)	—	—	—	—	—
Proceeds from issuance of 4,100 shares of Series E Non-Cumulative Perpetual Convertible Preferred Stock	4,100	—	3,183,133	—	—	—	—	3,187,233
Proceeds from issuance of warrants to purchase 54,000 shares of common stock in conjunction with the issuance of Series A Subordinated Notes	—	—	84,240	—	—	—	—	84,240
Proceeds from issuance of 28,907 shares of common stock as a result of stock purchased under the Employee Stock Purchase Plan	—	28,907	192,362	—	—	—	—	221,269
Proceeds from issuance of 5,754 shares of common stock as a result of stock options exercised	—	5,754	37,621	—	—	—	—	43,375
Exchange of 367 shares of common stock in connection with payroll taxes for restricted stock	—	(367)	(2,730)	—	—	—	—	(3,097)
Stock-based compensation expense	—	—	533,271	—	—	—	—	533,271
Restricted stock awards	—	23,598	(23,598)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	(149,032)	—	—	(270,968)	—	(420,000)
Distributions to noncontrolling interests	—	—	—	—	—	(1,490)	—	(1,490)

Balance, December 31, 2010	$63,237	$4,732,428	$86,478,269	$40,550,900	$704,165	$1,648,219	$(1,606,510)	$132,570,708

Net income	—	—	—	9,691,648	—	438,221	—	10,129,869
Other comprehensive income, net of tax	—	—	—	—	4,050,549	—	—	4,050,549
Common cash dividends declared, $0.08 per share	—	—	—	(372,761)	—	—	—	(372,761)
Preferred cash dividends declared and accrued	—	—	—	(3,694,441)	—	—	—	(3,694,441)
Discount accretion on cumulative preferred stock*	—	—	1,589,444	(1,589,444)	—	—	—	—
Proceeds from issuance of 40,090 shares of Series F Non-Cumulative Perpetual Preferred Stock	40,090	—	39,956,832	—	—	—	—	39,996,922
Redemption of 38,237 shares of Series D Cumulative Perpetual Preferred Stock	(38,237)	—	(38,198,763)	—	—	—	—	(38,237,000)
Redemption of 521,888 shares of common stock warrants issued in conjunction with Series D Cumulative Perpetual Preferred Stock	—	—	(1,100,000)	—	—	—	—	(1,100,000)
Proceeds from issuance of 36,174 shares of common stock as a result of stock purchased under the Employee Stock Purchase Plan	—	36,174	207,592	—	—	—	—	243,766

QCR Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity—(Continued)

Years Ended December 31, 2012, 2011, and 2010

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interests	Treasury Stock	Total
Proceeds from issuance of 36,459 shares of common stock as a result of stock options exercised	—	36,459	216,765	—	—	—	—	253,224
Exchange of 2,550 shares of common stock in connection with stock options exercised	—	(2,550)	(17,101)	—	—	—	—	(19,651)
Stock-based compensation expense	—	—	646,419	—	—	—	—	646,419
Restricted stock awards	—	76,924	(76,924)	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	(34,902)	—	(34,902)

Balance, December 31, 2011	$65,090	$4,879,435	$89,702,533	$44,585,902	$4,754,714	$2,051,538	$(1,606,510)	$144,432,702

Net income	—	—	—	12,617,767	—	488,473	—	13,106,240
Other comprehensive loss, net of tax	—	—	—	—	(48,031)	—	—	(48,031)
Common cash dividends declared, $0.08 per share	—	—	—	(381,042)	—	—	—	(381,042)
Preferred cash dividends declared and accrued	—	—	—	(3,496,085)	—	—	—	(3,496,085)
Redemption of 10,223 shares of Series F Noncumulative Perpetual Preferred Stock	(10,223)	—	(10,212,777)	—	—	—	—	(10,223,000)
Proceeds from issuance of 31,554 shares of common stock as a result of stock purchased under the Employee Stock Purchase Plan	—	31,554	249,316	—	—	—	—	280,870
Proceeds from issuance of 17,876 shares of common stock as a result of stock options exercised	—	17,876	155,428	—	—	—	—	173,304
Exchange of 611 shares of common stock in connection with stock options exercised	—	(611)	(7,125)	—	—	—	—	(7,736)
Exchange of 576 shares of common stock in connection with payroll taxes for restricted stock	—	(576)	(2,103)	—	—	—	—	(2,679)
Proceeds from exercise of warrants to purchase 54,000 shares of common stock issued in conjunction with the Series A Subordinated Notes	—	54,000	486,000	—	—	—	—	540,000
Stock-based compensation expense	—	—	849,760	—	—	—	—	849,760
Restricted stock awards	—	57,770	(57,770)	—	—	—	—	—
Purchase of noncontrolling interest	—	—	(2,250,471)	—	—	(2,531,748)	—	(4,782,219)
Distributions to noncontrolling interests	—	—	—	—	—	(8,263)	—	(8,263)

Balance, December 31, 2012	$54,867	$5,039,448	$78,912,791	$53,326,542	$4,706,683	$—	$(1,606,510)	$140,433,821

*	Includes $1,252,895 of accelerated discount accretion as a result of redeeming Series D Cumulative Perpetual Preferred Stock.

See Notes to Consolidated Financial Statements.

QCR Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$13,106,240	$10,129,869	$6,807,726
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,350,303	2,442,896	2,533,597
Provision for loan/lease losses	4,370,767	6,616,014	7,463,618
Deferred income taxes	2,684,367	3,952,046	1,256,004
Amortization of offering costs on subordinated debentures	14,317	14,317	14,317
Stock-based compensation expense	849,760	696,407	488,112
Losses on other real estate owned, net	1,332,972	374,910	835,163
Amortization of premiums on securities, net	3,946,551	3,487,361	3,411,202
Securities gains, net	(104,600)	(1,472,528)	—
Other-than-temporary impairment losses on securities	62,400	118,847	113,800
Loans originated for sale	(120,430,173)	(100,789,010)	(172,623,744)
Proceeds on sales of loans	122,143,407	113,606,152	167,843,529
Gains on sales of loans, net	(2,457,707)	(2,565,043)	(3,169,514)
Prepayment fees on Federal Home Loan Bank advances	—	832,099	—
Losses on lease residual values	—	—	617,000
Increase in cash value of bank-owned life insurance	(1,609,208)	(1,445,891)	(1,331,085)
Decrease (increase) in other assets	757,107	(1,881,557)	2,248,856
Increase in other liabilities	3,638,414	2,523,387	1,406,270

Net cash provided by operating activities	30,654,917	36,640,276	17,914,851

Cash Flows from Investing Activities:
Net (increase) decrease in federal funds sold	(5,775,000)	41,175,000	(55,361,667)
Net decrease (increase) in interest-bearing deposits at financial institutions	4,391,112	12,995,009	(10,416,198)
Proceeds from sales of other real estate owned	5,241,265	9,220,631	6,038,825
Activity in securities portfolio:
Purchases	(474,461,164)	(622,245,920)	(383,018,764)
Calls, maturities and redemptions	374,292,050	422,870,000	325,649,238
Paydowns	39,956,569	9,094,080	435,149
Sales	19,215,075	54,326,191	—
Activity in restricted investment securities:
Purchases	(4,584,300)	(292,800)	(1,710,800)
Redemptions	4,090,050	1,707,900	252,200
Activity in bank-owned life insurance:
Purchases	(2,000,000)	(7,000,000)	(3,150,000)
Surrender of policy	—	—	609,772
Net (increase) decrease in loans/leases originated and held for investment	(91,275,511)	(56,096,989)	63,387,668
Purchase of premises and equipment	(1,871,942)	(3,064,903)	(2,197,448)

Net cash used in investing activities	(132,781,796)	(137,311,801)	(59,482,025)

Cash Flows from Financing Activities:
Net increase in deposits	168,656,312	90,641,931	25,493,131
Net (decrease) increase in short-term borrowings	(42,453,489)	72,381,951	(9,745,072)
Activity in Federal Home Loan Bank advances:
Advances	23,000,000	5,000,000	36,000,000
Calls and maturities	(25,400,000)	(24,000,000)	(13,100,000)
Prepayments	—	(15,832,099)	—
Net increase (decrease) in other borrowings	2,008,099	(13,839,122)	7,395,184
Proceeds from issuance of Series A Subordinated Notes and detachable warrants to purchase 54,000 shares of common stock	—	—	2,700,000
Payment of cash dividends on common and preferred stock	(4,088,949)	(3,712,493)	(4,052,089)
Redemption of 10,223 share of Series F Noncumulative Perpetual Preferred Stock, net	(10,223,000)	—	—
Proceeds from issuance of 40,090 shares of Series F Noncumulative Perpetual Preferred Stock, net	—	39,996,922	—
Redemption of Series D Cumulative Perpetual Preferred Stock, net	—	(38,237,000)	—
Repurchase of 521,888 shares of common stock warrants issued in conjunction with Series D Cumulative Perpetual Preferred Stock	—	(1,100,000)	—
Proceeds from issuance of Series E Noncumulative Convertible Perpetual Preferred Stock, net	—	—	3,187,233
Proceeds from issuance of common stock, net	994,174	477,339	261,547
Purchase of noncontrolling interests	(1,934,532)	—	(420,000)

Net cash provided by financing activities	110,558,615	111,777,429	47,719,934

Net increase in cash and due from banks	8,431,736	11,105,904	6,152,760
Cash and due from banks, beginning	53,136,710	42,030,806	35,878,046

Cash and due from banks, ending	$61,568,446	$53,136,710	$42,030,806

QCR Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Supplemental Disclosures of Cash Flow Information, cash payments for:
Interest	$19,962,937	$24,194,198	$31,017,369
Income and franchise taxes	1,345,000	1,246,489	3,236,558

Supplemental Schedule of Noncash Investing Activities:
Change in accumulated other comprehensive income (loss), unrealized gains (losses) on securities available for sale, net	(48,031)	4,050,549	568,557
Exchange of shares of common stock in connection with payroll taxes for restricted stock and options exercised	(10,415)	—	(3,097)
Transfers of loans to other real estate owned	2,143,017	9,446,588	6,122,328
Liability established for purchase of noncontrolling interest	2,847,687	—	—

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

QCR Holdings, Inc. (the “Company”) is a bank holding company providing bank and bank related services through its subsidiaries, Quad City Bank and Trust Company (“QCBT”), Cedar Rapids Bank and Trust Company (“CRBT”), Rockford Bank and Trust Company (“RB&T”), m2 Lease Funds, LLC (“m2”), QCR Holdings Statutory Trust II (“Trust II”), QCR Holdings Statutory Trust III (“Trust III”), QCR Holdings Statutory Trust IV (“Trust IV”), and QCR Holdings Statutory Trust V (“Trust V”). QCBT is a commercial bank that serves the Iowa and Illinois Quad Cities and adjacent communities. CRBT is a commercial bank that serves Cedar Rapids, Iowa, and adjacent communities. RB&T is a commercial bank that serves Rockford, Illinois, and adjacent communities.

QCBT and CRBT are chartered and regulated by the state of Iowa, and RB&T is chartered and regulated by the state of Illinois. All three subsidiary banks are insured and subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”), and are members of and regulated by the Federal Reserve System. m2, which is now a wholly-owned subsidiary of QCBT, based in the Milwaukee, Wisconsin area, is engaged in the business of direct financing lease contracts. QCBT previously owned 80% of m2. In August 2012, QCBT purchased the remaining 20% noncontrolling interest. See Note 21 for further discussion of the acquisition. Velie Plantation Holding Company, LLC (“VPHC”), previously owned 91% by the Company, was engaged in holding the real estate property known as the Velie Plantation in Moline, Illinois. The Velie Plantation is the location of the Company’s headquarters. In October 2012, the Company acquired the remaining 9% noncontrolling interest, and effective December 31, 2012, VPHC was dissolved. Trust II, Trust III, Trust IV and Trust V were formed for the purpose of issuing various trust preferred securities (see Note 9).

Significant accounting policies:

Accounting estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for estimated losses on loans/leases, other-than-temporary impairment of securities, and the fair value of financial instruments.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, except Trust II, Trust III, Trust IV and Trust V, which do not meet the criteria for consolidation. All material intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and due from banks include cash on hand and noninterest bearing amounts due from banks. Cash flows from federal funds sold, interest bearing deposits at financial institutions, loans/leases, deposits, and short-term and other borrowings are treated as net increases or decreases.

Cash and due from banks: The subsidiary banks are required by federal banking regulations to maintain certain cash and due from bank reserves. The reserve requirement was approximately $15,512,000 and $6,247,000 as of December 31, 2012 and 2011, respectively.

Investment securities: Investment securities held to maturity are those debt securities that the Company has the ability and intent to hold until maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. Such securities are carried at cost adjusted for amortization of premiums and accretion of discounts. If the ability or intent to hold to maturity is not present for certain specified securities, such securities are considered available for sale as the Company intends to hold them for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other factors. Securities available for sale are carried at fair value. Unrealized gains or losses, net of taxes, are reported as increases or decreases in accumulated other comprehensive income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

All securities are evaluated to determine whether declines in fair value below their amortized cost are other-than-temporary.

In estimating other-than-temporary impairment losses on available for sale debt securities, management considers a number of factors including, but not limited to, (1) the length of time and extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, (3) the current market conditions, and (4) the intent of the Company to not sell the security prior to recovery and whether it is not more-likely-than-not that it will be required to sell the security prior to recovery. If the Company does not intend to sell the security, and it is not more-likely-than-not the entity will be required to sell the security before recovery of its amortized cost basis, the Company will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held to maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion would be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

In estimating other-than-temporary impairment losses on available for sale equity securities management considers factors (1), (2) and (3) above as well as whether the Company has the intent and the ability to hold the security until its recovery. If the Company (a) intends to sell an impaired equity security and does not expect the fair value of the security to fully recover before the expected time of sale, or (b) does not have the ability to hold the security until its recovery, the security is deemed other-than-temporarily impaired and the impairment is charged to earnings. The Company recognizes an impairment loss through earnings if based upon other factors the loss is deemed to be other-than-temporary even if the decision to sell has not been made.

Loans receivable, held for sale: Residential real estate loans which are originated and intended for resale in the secondary market in the foreseeable future are classified as held for sale. These loans are carried at the lower of cost or estimated market value in the aggregate. As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans receivable, held for investment: Loans that management has the intent and ability to hold for the foreseeable future, or until pay-off or maturity occurs, are classified as held for investment. These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, and any deferred fees and/or costs on originated loans. Interest is credited to earnings as earned based on the principal amount outstanding. Deferred direct loan origination fees and/or costs are amortized as an adjustment of the related loan’s yield. As assets held for and used in the production of services, the origination and collection of these loans are classified as investing activities in the statement of cash flows.

The Company discloses allowance for credit losses (also known as “allowance for estimated loss on loans/leases”) and fair value by portfolio segment, and credit quality information, impaired financing receivables, nonaccrual status, and troubled debt restructurings by class of financing receivable. A portfolio segment is the level at which the Company develops and documents a systematic methodology to determine its allowance for credit losses. A class of financing receivable is a further disaggregation of a portfolio segment based on risk characteristics and the Company’s method for monitoring and assessing credit risk. See this information following and in Note 3.

The Company’s portfolio segments are as follows:

•	Commercial and industrial

•	Commercial real estate

•	Residential real estate

•	Installment and other consumer

Direct financing leases would be considered a segment within the overall loan/lease portfolio. The accounting policies for direct financing leases are disclosed below.

The Company’s classes of loans receivable are as follows:

•	Commercial and industrial

•	Owner-occupied commercial real estate

•	Commercial construction, land development, and other land loans that are not owner-occupied commercial real estate

•	Other non-owner-occupied commercial real estate

•	Residential real estate

•	Installment and other consumer

Direct financing leases would be considered a class of financing receivable within the overall loan/lease portfolio. The accounting policies for direct financing leases are disclosed below.

Generally, for all classes of loans receivable, loans are considered past due when contractual payments are delinquent for 31 days or greater.

For all classes of loans receivable, loans will generally be placed on nonaccrual status when the loan has become 90 days past due (unless the loan is well secured and in the process of collection); or if any of the following conditions exist:

•	It becomes evident that the borrower will not make payments, or will not or cannot meet the terms for renewal of a matured loan,

•	When full repayment of principal and interest is not expected,

•	When the loan is graded “doubtful”

•	When the borrower files bankruptcy and an approved plan of reorganization or liquidation is not anticipated in the near future, or

•	When foreclosure action is initiated.

When a loan is placed on nonaccrual status, income recognition is ceased. Previously recorded but uncollected amounts of interest on nonaccrual loans are reversed at the time the loan is placed on nonaccrual status. Generally, cash collected on nonaccrual loans is applied to principal. Should full collection of principal be expected, cash collected on nonaccrual loans can be recognized as interest income.

For all classes of loans receivable, nonaccrual loans may be restored to accrual status provided the following criteria are met:

•	The loan is current, and all principal and interest amounts contractually due have been made,

•	All principal and interest amounts contractually due, including past due payments, are reasonably assured of repayment within a reasonable period, and

•	There is a period of minimum repayment performance, as follows, by the borrower in accordance with contractual terms:

•	Six months of repayment performance for contractual monthly payments, or

•	One year of repayment performance for contractual quarterly or semi-annual payments

Direct finance leases receivable, held for investment: The Company leases machinery and equipment to customers under leases that qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual values (approximately 3% to 15% of the cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis that results in an approximate level rate of return on the unrecovered lease investment. Lease income is recognized on the interest method. Residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value at lease termination, the Company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The Company’s estimates are reviewed continuously to ensure reasonableness; however, the amounts the Company will ultimately realize could differ from the estimated amounts. If the review results in a lower estimate than had been previously established, a determination is made as to whether the decline in estimated residual value is other-than-temporary. If the decline in estimated unguaranteed residual value is judged to be other-than-temporary, the accounting for the transaction is revised using the changed estimate. The resulting reduction in the investment is recognized as a loss in the period in which the estimate is changed. An upward adjustment of the estimated residual value is not recorded.

The policies for delinquency and nonaccrual for direct financing leases are materially consistent with those described above for all classes of loan receivables.

The Company defers and amortizes fees and certain incremental direct costs over the contractual term of the lease as an adjustment to the yield. These initial direct leasing costs generally approximate 4% of the leased asset’s cost. The unamortized direct costs are recorded as a reduction of unearned lease income.

Troubled debt restructurings: Troubled debt restructuring exists when the Company, for economic or legal reasons related to the borrower’s/lessee’s financial difficulties, grants a concession (either imposed by court order, law, or agreement between the borrower/lessee and the Company) to the borrower/lessee that it would not otherwise consider. The Company is attempting to maximize its recovery of the balances of the loans/leases through these various concessionary restructurings.

The following criteria, related to granting a concession, together or separately, create a troubled debt restructuring:

•	A modification of terms of a debt such as one or a combination of:

•	The reduction of the stated interest rate.

•	The extension of the maturity date or dates at a stated interest rate lower than the current market rate for the new debt with similar risk.

•	The reduction of the face amount or maturity amount of the debt as stated in the instrument or other agreement.

•	The reduction of accrued interest.

•	A transfer from the borrower/lessee to the Company of receivables from third parties, real estate, other assets, or an equity position in the borrower to fully or partially satisfy a loan.

•

The issuance or other granting of an equity position to the Company to fully or partially satisfy a debt unless the equity position is granted pursuant to existing terms for converting the debt into an equity position.

Allowance for estimated losses on loans/leases: For all portfolio segments, the allowance for estimated losses on loans/leases is established as losses are estimated to have occurred through a provision for loan/lease losses charged to earnings. Loan/lease losses, for all portfolio segments, are charged against the allowance when management believes the uncollectability of a loan/lease balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

For all portfolio segments, the allowance for estimated losses on loans/leases is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans/leases in light of historical experience, the nature and volume of the loan/lease portfolio, adverse situations that may affect the borrower’s/lessee’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A discussion of the risk characteristics and the allowance for estimated losses on loans/leases by each portfolio segment follows:

For commercial and industrial loans, the Company focuses on small and mid-sized businesses with primary operations as wholesalers, manufacturers, building contractors, business services companies, other banks, and retailers. The Company provides a wide range of commercial and industrial loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of facilities, equipment and other purposes. Approval is generally based on the following factors:

•	Ability and stability of current management of the borrower;

•	Stable earnings with positive financial trends;

•	Sufficient cash flow to support debt repayment;

•	Earnings projections based on reasonable assumptions;

•	Financial strength of the industry and business; and

•	Value and marketability of collateral.

Collateral for commercial and industrial loans generally includes accounts receivable, inventory, equipment and real estate. The lending policy specifies approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans must exceed the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash.

The lending policy specifies maximum term limits for commercial and industrial loans. For term loans, the maximum term is generally 7 years. Generally, term loans range from 3 to 5 years. For lines of credit, the maximum term is typically 365 days.

In addition, the Company often takes personal guarantees or cosignors to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those standards and processes specific to real estate loans. Collateral for commercial real estate loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower. The lending policy specifies maximum loan-to-value limits based on the category of commercial real estate (commercial real estate loans on improved property, raw land, land development, and commercial construction). These limits are the same limits established by regulatory authorities.

The lending policy also includes guidelines for real estate appraisals, including minimum appraisal standards based on certain transactions. In addition, the Company often takes personal guarantees to help assure repayment.

In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of December 31, 2012 and 2011, approximately 35% and 29%, respectively, of the commercial real estate loan portfolio was owner-occupied.

The Company’s lending policy limits non-owner occupied commercial real estate lending to 300% of total risk-based capital, and limits construction, land development, and other land loans to 100% of total risk-based capital. Exceeding these limits warrants the use of heightened risk management practices in accordance with regulatory guidelines. As of December 31, 2012 and 2011, all three subsidiary banks were in compliance with these limits.

In some instances for all loans/leases, it may be appropriate to originate or purchase loans/leases that are exceptions to the guidelines and limits established within the lending policy described above and below. In general, exceptions to the lending policy do not significantly deviate from the guidelines and limits established within the lending policy and, if there are exceptions, they are clearly noted as such and specifically identified in loan/lease approval documents.

For commercial and industrial and commercial real estate loans, the allowance for estimated losses on loans consists of specific and general components.

The specific component relates to loans that are classified as impaired, as defined below. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan.

For commercial and industrial loans and all classes of commercial real estate loans, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a case-by-case basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component consists of quantitative and qualitative factors and covers non-impaired loans. The quantitative factors are based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. See below for a detailed description of the Company’s internal risk rating scale. The qualitative factors are determined based on an assessment of internal and/or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

For commercial and industrial and commercial real estate loans, the Company utilizes the following internal risk rating scale:

1. Highest Quality—loans of the highest quality with no credit risk, including those fully secured by subsidiary bank certificates of deposit and U.S. government securities.

2. Superior Quality—loans with very strong credit quality. Borrowers have exceptionally strong earnings, liquidity, capital, cash flow coverage, and management ability. Includes loans secured by high quality, marketable securities, certificates of deposit from other institutions, and cash value of life insurance. Also includes loans supported by U.S. government, state, or municipal guarantees.

3. Satisfactory Quality—loans with satisfactory credit quality. Established borrowers with satisfactory financial condition, including credit quality, earnings, liquidity, capital and cash flow coverage. Management is capable and experienced. Collateral coverage and guarantor support, if applicable, are more than adequate. Includes loans secured by personal assets and business assets, including equipment, accounts receivable, inventory, and real estate.

4. Fair Quality—loans with moderate but still acceptable credit quality. The primary repayment source remains adequate; however, management’s ability to maintain consistent profitability is unproven or uncertain. Borrowers exhibit acceptable leverage and liquidity. May include new businesses with inexperienced management or unproven performance records in relation to peer, or borrowers operating in highly cyclical or deteriorating industries.

5. Early Warning—loans where the borrowers have generally performed as agreed, however unfavorable financial trends exist or are anticipated. Earnings may be erratic, with marginal cash flow or declining sales. Borrowers reflect leveraged financial condition and/or marginal liquidity. Management may be new and a track record of performance has yet to be developed. Financial information may be incomplete, and reliance on secondary repayment sources may be increasing.

6. Special Mention—loans where the borrowers exhibit credit weaknesses or unfavorable financial trends requiring close monitoring. Weaknesses and adverse trends are more pronounced than Early Warning loans, and if left uncorrected, may jeopardize repayment according to the contractual terms. Currently, no loss of principal or interest is expected. Borrowers in this category have deteriorated to the point that it would be difficult to refinance with another lender. Special Mention should be assigned to borrowers in turnaround situations. This rating is intended as a transitional rating, therefore, it is generally not assigned to a borrower for a period of more than one year.

7. Substandard—loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if applicable. These loans have a well-defined weakness or weaknesses which jeopardize repayment according to the contractual terms. There is distinct loss potential if the weaknesses are not corrected. Includes loans with insufficient cash flow coverage which are collateral dependent, other real estate owned, and repossessed assets.

8. Doubtful—loans which have all the weaknesses inherent in a Substandard loan, with the added characteristic that existing weaknesses make full principal collection, on the basis of current facts, conditions and values, highly doubtful. The possibility of loss is extremely high, but because of pending factors, recognition of a loss is deferred until a more exact status can be determined. All doubtful loans will be placed on non-accrual, with all payments, including principal and interest, applied to principal reduction.

For term commercial and industrial and commercial real estate loans or credit relationships with aggregate exposure greater than $1,000,000, a loan review is required within 15 months of the most recent credit review. The review is completed in enough detail to, at a minimum, validate the risk rating. Additionally, the review shall include an analysis of debt service requirements, covenant compliance, if applicable, and collateral adequacy. The frequency of the review is generally accelerated for loans with poor risk ratings.

The Company’s Loan Quality area will perform a documentation review of a sampling of commercial and industrial and commercial real estate loans, the primary purpose of which is to ensure the credit is properly documented and closed in accordance with approval authorities and conditions. A review will also be performed by the Company’s Internal Audit Department of a sampling of commercial and industrial and commercial real estate loans, according to an approved schedule. Validation of the risk rating is part of Internal Audit’s review.

Additionally, over the past several years, the Company has contracted an independent outside third party to review a sampling of commercial and industrial and commercial real estate loans. Validation of the risk rating is part of this review as well.

The Company leases machinery and equipment to commercial and industrial customers under direct financing leases. All lease requests are subject to the credit requirements and criteria as set forth in the lending/leasing policy. In all cases, a formal independent credit analysis of the lessee is performed.

For direct financing leases, the allowance for estimated lease losses consists of specific and general components.

The specific component relates to leases that are classified as impaired, as defined for commercial loans above. For those leases that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired lease is lower than the carrying value of that lease.

The general component consists of quantitative and qualitative factors and covers nonimpaired leases. The quantitative factors are based on historical charge-off experience for the entire lease portfolio. The qualitative factors are determined based on an assessment of internal and/or external influences on credit quality that are not fully reflected in the historical loss data.

Generally, the Company’s residential real estate loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell loans in the secondary market. The subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years or fixed rate mortgages that mature in 15 years, and then retain these loans in their portfolios. Servicing rights are not presently retained on the loans sold in the secondary market. The lending policy establishes minimum appraisal and other credit guidelines.

The Company provides many types of installment and other consumer loans including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The lending policy addresses specific credit guidelines by consumer loan type.

For residential real estate loans, and installment and other consumer loans, these large groups of smaller balance homogenous loans are collectively evaluated for impairment. The Company applies a quantitative factor based on historical charge-off experience in total for each of these segments. Accordingly, the Company generally does not separately identify individual residential real estate loans, and/or installment or other consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

During the year ended December 31, 2010, CRBT and RB&T decreased the duration for the historical charge-off experience used in the quantitative factor from five years to three years. Based on the change (growth, mix, and quality) of the loan portfolios of CRBT and RB&T over the past several years, management determined decreasing the duration allowed for a more accurate assessment of the credit risk within the current portfolios.

Troubled debt restructurings are considered impaired loans/leases and are subject to the same allowance methodology as described above for impaired loans/leases by portfolio segment.

Credit related financial instruments: In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of financial assets: Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a modest benefit to the transferor, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets (for example, participations of loan receivables), the transfer must meet the definition of a “participating interest” in order to account for the transfer as a sale. Following are the characteristics of a “participating interest”:

•	Pro-rata ownership in an entire financial asset.

•	From the date of the transfer, all cash flows received from entire financial assets are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

•

The rights of each participating interest holder have the same priority, and no participating interest holder’s interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

•	No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets.

Goodwill: The Company has recorded goodwill from QCBT’s purchase of 80% of m2 in August 2005. The goodwill is not being amortized, but is evaluated at least annually for impairment. An impairment charge is recognized when the calculated fair value of the reporting unit, including goodwill, is less than its carrying amount. Based on the annual analysis completed as of July 31, 2012, the Company determined that the goodwill was not impaired.

Bank-owned life insurance: Bank-owned life insurance is carried at cash surrender value with increases/decreases reflected as income/expense in the statement of income.

Restricted investment securities: Restricted investment securities represent Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank common stock. The stock is carried at cost. These equity securities are “restricted” in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable equity securities. The Company views its investment in restricted stock as a long-term investment. Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value, rather than recognizing temporary declines in value. There have been no other-than-temporary write-downs recorded on these securities.

Other real estate owned: Real estate acquired through, or in lieu of, loan foreclosures, is held for sale and initially recorded at fair value less costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Subsequent write-downs to fair value are charged to earnings.

Treasury stock: Treasury stock is accounted for by the cost method, whereby shares of common stock reacquired are recorded at their purchase price. When treasury stock is reissued, any difference between the sales proceeds, or fair value when issued for business combinations, and the cost is recognized as a charge or credit to additional paid-in capital.

Stock-based compensation plans: At December 31, 2012, the Company had four stock-based employee compensation plans, which are described more fully in Note 13.

The Company accounts for stock-based compensation with measurement of compensation cost for all stock-based awards at fair value on the grant date and recognition of compensation over the requisite service period for awards expected to vest.

As discussed in Note 13, during the years ended December 31, 2012, 2011, and 2010, the Company recognized stock-based compensation expense related to stock options, stock purchase plans, and stock appreciation rights of $849,760, $696,407, and $488,112, respectively. As required, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option grants with the following assumptions for the indicated periods:

	2012	2011	2010
Dividend yield	.86%	.88% to 1.00%	.89% to .90%
Expected volatility	29.36%	29.64% to 30.30%	26.72% to 26.88%
Risk-free interest rate	1.98%	1.90% to 3.58%	3.86% to 4.21%
Expected life of option grants	6 years	6 years	6 years
Weighted-average grant date fair value	$2.79	$2.74	$2.89

The Company also uses the Black-Scholes option pricing model to estimate the fair value of stock purchase grants with the following assumptions for the indicated periods:

	2012	2011	2010
Dividend yield	.61% to .88%	.88% to 1.12%	.85% to .96%
Expected volatility	27.20% to 31.11%	51.62% to 53.58%	39.56% to 56.43%
Risk-free interest rate	.03% to .18%	.08% to .23%	.13% to .29%
Expected life of purchase grants	3 to 6 months	3 to 6 months	3 to 6 months
Weighted-average grant date fair value	$1.71	$1.68	$1.81

The fair value is amortized on a straight-line basis over the vesting periods of the grants and will be adjusted for subsequent changes in estimated forfeitures. The expected dividend yield assumption is based on the Company’s current expectations about its anticipated dividend policy. Expected volatility is based on historical volatility of the Company’s common stock price. The risk-free interest rate for periods within the contractual life of the option or purchase is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the option and purchase grants is derived using the “simplified” method and represents the period of time that options and purchases are expected to be outstanding. Historical data is used to estimate forfeitures used in the model. Two separate groups of employees (employees subject to broad based grants, and executive employees and directors) are used.

As of December 31, 2012, there was $419,100 of unrecognized compensation cost related to share based payments, which is expected to be recognized over a weighted average period of 2.2 years.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the 305,222 options that were in-the-money at December 31, 2012. The aggregate intrinsic value at December 31, 2012 was $1,295,785 on options outstanding and $398,168 on options exercisable. During the years ended December 31, 2012, 2011 and 2010, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $56,371, $47,026, and $16,639, respectively, and determined as of the date of the option exercise.

Income taxes: The Company files its tax return on a consolidated basis with its subsidiaries. The entities follow the direct reimbursement method of accounting for income taxes under which income taxes or credits which result from the inclusion of the subsidiaries in the consolidated tax return are paid to or received from the parent company.

Deferred income taxes are provided under the liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of income.

Trust assets: Trust assets held by the subsidiary banks in a fiduciary, agency, or custodial capacity for their customers, other than cash on deposit at the subsidiary banks, are not included in the accompanying consolidated financial statements since such items are not assets of the subsidiary banks.

Earnings per common share: See Note 15 for a complete description and calculation of basic and diluted earnings per common share.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified, with no effect on net income, comprehensive income, or stockholders’ equity, to conform with the current period presentation.

New accounting pronouncements: In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarified the application of existing fair value measurement requirements, changed certain principles in Topic 820 and required additional fair value disclosures. ASU 2011-04 was effective for annual periods beginning after December 15, 2011, and did not have a significant impact on the Company’s consolidated financial statements. See Note 19.

In June 2011, FASB issued ASU 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income. ASU 2011-05 amended Topic 220, Comprehensive Income, to require that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 required entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. ASU 2011-05 was effective for annual periods beginning after December 15, 2011. Additionally, in December 2011, FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05. ASU 2011-12 deferred the effective date for the changes in ASU 2011-05 that specifically refer to the presentation of the effects of reclassifications adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income on the face of the financial statements for all periods presented. ASU 2011-12 reinstated the requirements of the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. ASU 2011-12 and 2011-05 were both effective for the Company for the quarter ending March 31, 2012. See new separate consolidated statements of comprehensive income within the consolidated financial statements.

In December 2011, FASB issued ASU 2011-11, Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet, and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. Adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2013, FASB issued ASU 2013-02, Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. ASU 2013-02 supersedes and replaces the presentation requirements for reclassifications out of accumulated other comprehensive income (“AOCI”) in ASUs 2011-05 and 2011-12, which were adopted by the Company during the current year. The amendments require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required. Adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

Note 2. Investment Securities

The amortized cost and fair value of investment securities as of December 31, 2012 and 2011 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2012:
Securities held to maturity:
Municipal securities	$71,429,385	$997,969	$(71,648)	$72,355,706
Other securities	650,000	—	—	650,000

	$72,079,385	$997,969	$(71,648)	$73,005,706

Securities available for sale:
U.S. govt. sponsored agency securities	$336,570,995	$2,198,655	$(160,279)	$338,609,371
Residential mortgage-backed and related securities	160,035,196	3,736,821	(170,914)	163,601,103
Municipal securities	24,508,015	1,696,555	(18,834)	26,185,736
Trust preferred securities	86,200	53,200	—	139,400
Other securities	1,347,113	300,732	(23,469)	1,624,376

	$522,547,519	$7,985,963	$(373,496)	$530,159,986

December 31, 2011:
Securities held to maturity:
Other securities	$200,000	$—	$—	$200,000

Securities available for sale:
U.S. govt. sponsored agency securities	$426,581,913	$2,428,994	$(55,687)	$428,955,220
Residential mortgage-backed and related securities	105,373,614	3,488,350	(8,215)	108,853,749
Municipal securities	23,937,118	1,752,246	—	25,689,364
Trust preferred securities	86,200	—	(5,400)	80,800
Other securities	1,354,940	140,022	(44,804)	1,450,158

	$557,333,785	$7,809,612	$(114,106)	$565,029,291

The Company’s held-to-maturity municipal securities consist largely of private issues of municipal debt. The municipalities are located within the Midwest with a large portion located in or adjacent to the communities of QCBT and CRBT. The municipal debt investments are underwritten using specific guidelines with ongoing monitoring.

The Company’s residential mortgage-backed and related securities portfolio consists entirely of government sponsored or government guaranteed securities. The Company has not invested in commercial mortgage-backed securities or pooled trust preferred securities.

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2012 and 2011, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2012:
Securities held to maturity:
Municipal securities	$4,282,352	$(71,648)	$—	$—	$4,282,352	$(71,648)

Securities available for sale:
U.S. govt. sponsored agency securities	$55,621,718	$(160,279)	$—	$—	$55,621,718	$(160,279)
Residential mortgage-backed and related securities	29,324,928	(170,914)	—	—	29,324,928	(170,914)
Municipal securities	1,039,625	(18,834)	—	—	1,039,625	(18,834)
Other securities	—	—	217,500	(23,469)	217,500	(23,469)

	$85,986,271	$(350,027)	$217,500	$(23,469)	$86,203,771	$(373,496)

December 31, 2011:
Securities available for sale:
U.S. govt. sponsored agency securities	$59,979,620	$(55,687)	$—	$—	$59,979,620	$(55,687)
Residential mortgage-backed and related securities	4,906,398	(8,215)	—	—	4,906,398	(8,215)
Trust preferred securities	—	—	80,800	(5,400)	80,800	(5,400)
Other securities	251,957	(44,332)	2,778	(472)	254,735	(44,804)

	$65,137,975	$(108,234)	$83,578	$(5,872)	$65,221,553	$(114,106)

At December 31, 2012, the investment portfolio included 378 securities. Of this number, 50 securities had unrealized losses with aggregate depreciation of less than 1% from the total amortized cost basis. Of these 50, one had an unrealized loss for 12 months or more. All of the debt securities in unrealized loss positions are considered acceptable credit risks. Based upon an evaluation of the available evidence, including the recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary. In addition, the Company does not intend to sell these securities and/or it is not more-likely-than-not that the Company will be required to sell these debt securities before their anticipated recovery. At December 31, 2012 and 2011, the Company’s equity securities represent less than 1% of the total portfolio.

For the years ended December 31, 2012 and 2011, the Company did not recognize other-than-temporary impairment on any debt securities.

For the year ended December 31, 2010, the Company’s evaluation determined the decline in fair value for one individual issue trust preferred security was other-than-temporary. As a result, the Company wrote down the value of this security and recognized a loss in the amount of $113,800. The Company does not have any other investments in trust preferred securities.

For the year ended December 31, 2012, the Company’s evaluation determined that one privately held equity security experienced a decline in fair value that was other-than-temporary. As a result, the Company wrote down the value of this security and recognized a loss in the amount of $62,400.

For the year ended December 31, 2011, the Company’s evaluation determined that two privately held equity securities experienced declines in fair value that were other-than-temporary. As a result, the Company wrote down the value of these securities and recognized losses in the amount of $118,847.

The Company did not recognize other-than-temporary impairment on any equity securities for the year ended December 31, 2010.

All sales of securities, as applicable, for the years ended December 31, 2012, 2011 and 2010, respectively, were from securities identified as available for sale. Information on proceeds received, as well as the gains from the sale of those securities is as follows:

	2012	2011	2010
Proceeds from sales of securities	$19,215,075	$54,326,191	$—
Gross gains from sales of securities	104,600	1,472,528	—

The amortized cost and fair value of securities as of December 31, 2012, by contractual maturity are shown below. Expected maturities of mortgage-backed and related securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following summary. Other securities are excluded from the maturity categories as there is no fixed maturity date.

	Amortized Cost	Fair Value
Securities held to maturity:
Due in one year or less	$853,965	$858,014
Due after one year through five years	9,801,254	9,813,395
Due after five years	61,424,166	62,334,297

	$72,079,385	$73,005,706

Securities available for sale:
Due in one year or less	$995,005	$995,917
Due after one year through five years	33,202,789	33,663,178
Due after five years	326,967,416	330,275,412

	$361,165,210	$364,934,507
Residential mortgage-backed and related securities	160,035,196	163,601,103
Other securities	1,347,113	1,624,376

	$522,547,519	$530,159,986

Portions of the U.S. government sponsored agencies and municipal securities contain call options, at the discretion of the issuer, to terminate the security at predetermined dates prior to the stated maturity, summarized as follows:

	Amortized Cost	Fair Value
Municipal securities, held to maturity	$46,672,253	$47,157,578

U.S. govt. sponsored agency securities	304,670,224	306,253,738
Municipal securities, available for sale	13,498,939	14,381,300

	$318,169,163	$320,635,038

As of December 31, 2012 and 2011, investment securities with a carrying value of $384,194,020 and $412,820,519, respectively, were pledged on Federal Home Loan Bank advances, customer and wholesale repurchase agreements, and for other purposes as required or permitted by law.

Note 3. Loans/Leases Receivable

The composition of the loan/lease portfolio as of December 31, 2012 and 2011 is presented as follows:

	2012	2011
Commercial and industrial loans	$394,244,252	$350,794,278
Commercial real estate loans
Owner-occupied commercial real estate	204,911,308	167,790,621
Commercial construction, land development, and other land	44,962,381	60,384,738
Other non owner-occupied commercial real estate	344,105,550	349,628,491

	593,979,239	577,803,850
Direct financing leases*	103,685,656	93,212,362
Residential real estate loans**	115,581,573	98,107,051
Installment and other consumer loans	76,720,514	78,223,080

	1,284,211,234	1,198,140,621
Plus deferred loan/lease origination costs, net of fees	3,176,405	2,604,876

	1,287,387,639	1,200,745,497
Less allowance for estimated losses on loans/leases	(19,925,204)	(18,789,262)

	$1,267,462,435	$1,181,956,235

* Direct financing leases:
Net minimum lease payments to be received	$117,719,380	$106,389,988
Estimated unguaranteed residual values of leased assets	1,095,848	1,043,326
Unearned lease/residual income	(15,129,572)	(14,220,952)

	103,685,656	93,212,362
Plus deferred lease origination costs, net of fees	3,907,140	3,217,011

	107,592,796	96,429,373
Less allowance for estimated losses on leases	(1,990,395)	(1,339,496)

	$105,602,401	$95,089,877

Management performs an evaluation of the estimated unguaranteed residual values of leased assets on an annual basis, at a minimum. The evaluation consists of discussions with reputable and current vendors and management’s expertise and understanding of the current states of particular industries to determine informal valuations of the equipment. As necessary and where available, management will utilize valuations by independent appraisers. The large majority of leases with residual values contain a lease options rider which requires the lessee to pay the residual value directly, finance the payment of the residual value, or extend the lease term to pay the residual value. In these cases, the residual value is protected and the risk of loss is minimal.

There were no losses related to residual values during the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, the Company recognized losses totaling $617,000 in residual values for two direct financing equipment leases. At December 31, 2012, the Company had 34 leases remaining with residual values totaling $1,095,848 that were not protected with a lease end options rider. At December 31, 2011, the Company had 39 leases remaining with residual values totaling $1,043,326 that were not protected with a lease end options rider. Management has performed specific evaluations of these residual values and determined that the valuations are appropriate.

**	Includes residential real estate loans held for sale totaling $4,577,233 and $3,832,760 as of December 31, 2012 and 2011, respectively.

The aging of the loan/lease portfolio by classes of loans/leases as of December 31, 2012 and 2011 is presented as follows:

	2012
Classes of Loans/Leases	Current	30-59 Days Past Due	60-89 Days Past Due	Accruing Past Due 90 Days or More	Nonaccrual Loans/Leases	Total
Commercial and Industrial	$388,825,307	$3,724,506	$9,940	$120,000	$1,564,499	$394,244,252
Commercial Real Estate
Owner-Occupied Commercial Real Estate	204,141,070	142,993	—	—	627,245	204,911,308
Commercial Construction, Land Development, and Other Land	42,180,819	—	—	—	2,781,562	44,962,381
Other Non Owner-Occupied Commercial Real Estate	332,644,532	86,986	1,111,856	—	10,262,176	344,105,550
Direct Financing Leases	101,635,084	877,210	174,560	—	998,802	103,685,656
Residential Real Estate	111,993,859	2,254,730	283,466	—	1,049,518	115,581,573
Installment and Other Consumer	75,711,203	301,025	20,112	39,481	648,693	76,720,514

	$1,257,131,874	$7,387,450	$1,599,934	$159,481	$17,932,495	$1,284,211,234

As a percentage of total loan/lease portfolio	97.89%	0.58%	0.12%	0.01%	1.40%	100.00%

	2011
Classes of Loans/Leases	Current	30-59 Days Past Due	60-89 Days Past Due	Accruing Past Due 90 Days or More	Nonaccrual Loans/Leases	Total
Commercial and Industrial	$347,417,683	$226,394	$239,991	$120,000	$2,790,210	$350,794,278
Commercial Real Estate
Owner-Occupied Commercial Real Estate	166,632,318	146,847	—	—	1,011,456	167,790,621
Commercial Construction, Land Development, and Other Land	55,741,827	211,878	486,802	968,919	2,975,312	60,384,738
Other Non Owner-Occupied Commercial Real Estate	336,080,128	522,323	3,732,935	—	9,293,105	349,628,491
Direct Financing Leases	91,273,406	826,187	396,344	—	716,425	93,212,362
Residential Real Estate	95,456,433	1,127,465	389,678	—	1,133,475	98,107,051
Installment and Other Consumer	76,376,399	737,543	12,122	22,160	1,074,856	78,223,080

	$1,168,978,194	$3,798,637	$5,257,872	$1,111,079	$18,994,839	$1,198,140,621

As a percentage of total loan/lease portfolio	97.57%	0.32%	0.44%	0.09%	1.59%	100.00%

Nonperforming loans/leases by classes of loans/leases as of December 31, 2012 and 2011 is presented as follows:

	2012
Classes of Loans/Leases	Accruing Past Due 90 Days or More	Nonaccrual Loans/Leases*	Troubled Debt Restructurings- Accruing	Total Nonperforming Loans/Leases	Percentage of Total Nonperforming Loans/Leases
Commercial and Industrial	$120,000	$1,564,499	$184,084	$1,868,583	7.36%
Commercial Real Estate
Owner-Occupied Commercial Real Estate	—	627,245	—	627,245	2.47%
Commercial Construction, Land Development, and Other Land	—	2,781,562	1,016,023	3,797,585	14.96%
Other Non Owner-Occupied Commercial Real Estate	—	10,262,176	5,820,765	16,082,941	63.34%
Direct Financing Leases	—	998,802	—	998,802	3.93%
Residential Real Estate	—	1,049,518	167,739	1,217,257	4.79%
Installment and Other Consumer	39,481	648,693	110,982	799,156	3.15%

	$159,481	$17,932,495	$7,299,593	$25,391,569	100.00%

*	At December 31, 2012, nonaccrual loans/leases included $5,658,781 of troubled debt restructurings, including $99,804 in commercial and industrial loans, $5,173,589 in commercial real estate loans, $64,722 in residential real estate loans, and $320,666 in installment loans.

	2011
Classes of Loans/Leases	Accruing Past Due 90 Days or More	Nonaccrual Loans/Leases*	Troubled Debt Restructurings- Accruing	Total Nonperforming Loans/Leases	Percentage of Total Nonperforming Loans/Leases
Commercial and Industrial	$120,000	$2,790,210	$187,407	$3,097,617	9.68%
Commercial Real Estate
Owner-Occupied Commercial Real Estate	—	1,011,456	—	1,011,456	3.16%
Commercial Construction, Land Development, and Other Land	968,919	2,975,312	6,076,143	10,020,374	31.30%
Other Non Owner-Occupied Commercial Real Estate	—	9,293,105	5,049,795	14,342,900	44.81%
Direct Financing Leases	—	716,425	590,238	1,306,663	4.08%
Residential Real Estate	—	1,133,475	—	1,133,475	3.54%
Installment and Other Consumer	22,160	1,074,856	—	1,097,016	3.43%

	$1,111,079	$18,994,839	$11,903,583	$32,009,501	100.00%

**	At December 31, 2011, nonaccrual loans/leases included $8,622,874 of troubled debt restructurings, including $198,697 in commercial and industrial loans, $8,074,777 in commercial real estate loans, $64,726 in direct financing leases, and $284,674 in installment loans.

Changes in the allowance for estimated losses on loans/leases by portfolio segment for the years ended December 31, 2012, 2011, and 2010 are presented as follows:

	Year Ended December 31, 2012
	Commercial and Industrial	Commercial Real Estate	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Balance, beginning	$4,878,006	$10,596,958	$1,339,496	$704,946	$1,269,856	$18,789,262
Provisions charged to expense	(327,045)	2,482,327	1,313,767	370,140	531,578	4,370,767
Loans/leases charged off	(682,877)	(2,232,004)	(739,755)	(4,758)	(717,035)	(4,376,429)
Recoveries on loans/leases previously charged off	663,461	222,221	76,887	—	179,035	1,141,604

Balance, ending	$4,531,545	$11,069,502	$1,990,395	$1,070,328	$1,263,434	$19,925,204

	Year Ended December 31, 2011
	Commercial and Industrial	Commercial Real Estate	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Balance, beginning	$7,548,922	$9,087,315	$1,530,572	$748,028	$1,449,819	$20,364,656
Provisions charged to expense	256,945	4,759,003	907,014	(4,147)	697,199	6,616,014
Loans/leases charged off	(3,262,742)	(3,590,868)	(1,100,886)	(38,935)	(1,068,320)	(9,061,751)
Recoveries on loans/leases previously charged off	334,881	341,508	2,796	—	191,158	870,343

Balance, ending	$4,878,006	$10,596,958	$1,339,496	$704,946	$1,269,856	$18,789,262

	Year Ended December 31, 2010
	Commercial and Industrial	Commercial Real Estate	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Balance, beginning	$5,425,624	$12,665,721	$1,681,376	$685,732	$2,046,281	$22,504,734
Provisions charged to expense	5,099,350	1,203,163	684,619	97,723	378,763	7,463,618
Loans/leases charged off	(3,309,273)	(5,210,444)	(998,737)	(35,427)	(1,146,395)	(10,700,276)
Recoveries on loans/leases previously charged off	333,221	428,875	163,314	—	171,170	1,096,580

Balance, ending	$7,548,922	$9,087,315	$1,530,572	$748,028	$1,449,819	$20,364,656

The allowance for estimated losses on loans/leases by impairment evaluation and by portfolio segment as of December 31, 2012 and 2011 is presented as follows:

	2012
	Commercial and Industrial	Commercial Real Estate	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Allowance for loans/leases individually evaluated for impairment	$280,170	$4,005,042	$125,000	$105,565	$71,992	$4,587,769
Allowance for loans/leases collectively evaluated for impairment	4,251,375	7,064,460	1,865,395	964,763	1,191,442	15,337,435

	$4,531,545	$11,069,502	$1,990,395	$1,070,328	$1,263,434	$19,925,204

Loans/leases individually evaluated for impairment	$1,006,952	$20,383,846	$998,802	$1,217,256	$687,355	$24,294,211
Loans/leases collectively evaluated for impairment	393,237,300	573,595,393	102,686,854	114,364,317	76,033,159	1,259,917,023

	$394,244,252	$593,979,239	$103,685,656	$115,581,573	$76,720,514	$1,284,211,234

Allowance as a percentage of loans/leases individually evaluated for impairment	27.82%	19.65%	12.51%	8.67%	10.47%	18.88%
Allowance as a percentage of loans/leases collectively evaluated for impairment	1.08%	1.23%	1.82%	0.84%	1.57%	1.22%
Total allowance as a percentage of total loans/leaess	1.15%	1.86%	1.92%	0.93%	1.65%	1.55%

	2011
	Commercial and Industrial	Commercial Real Estate	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Allowance for loans/leases individually evaluated for impairment	$903,187	$4,297,738	$66,675	$55,884	$22,819	$5,346,303
Allowance for loans/leases collectively evaluated for impairment	3,974,819	6,299,220	1,272,821	649,062	1,247,037	13,442,959

	$4,878,006	$10,596,958	$1,339,496	$704,946	$1,269,856	$18,789,262

Loans/leases individually evaluated for impairment	$2,152,855	$24,281,365	$1,306,663	$1,133,474	$984,806	$29,859,163
Loans/leases collectively evaluated for impairment	348,641,423	553,522,485	91,905,699	96,973,577	77,238,274	1,168,281,458

	$350,794,278	$577,803,850	$93,212,362	$98,107,051	$78,223,080	$1,198,140,621

Allowance as a percentage of loans/leases individually evaluated for impairment	41.95%	17.70%	5.10%	4.93%	2.32%	17.91%
Allowance as a percentage of loans/leases collectively evaluated for impairment	1.14%	1.14%	1.38%	0.67%	1.61%	1.15%
Total allowance as a percentage of total loans/leaess	1.39%	1.83%	1.44%	0.72%	1.62%	1.56%

Information for impaired loans/leases is presented in the tables below. The recorded investment represents customer balances net of any partial charge-offs recognized on the loan/lease. The unpaid principal balance represents the recorded balance outstanding on the loan/lease prior to any partial charge-offs.

Loans/leases, by classes of financing receivable, considered to be impaired as of and for the years ended December 31, 2012, 2011, and 2010 is presented as follows:

	2012
Classes of Loans/Leases	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized for Cash Payments Received
Impaired Loans/Leases with No Specific Allowance Recorded:
Commercial and Industrial	$438,355	$1,203,710	$—	$757,286	$7,910	$7,910
Commercial Real Estate
Owner-Occupied Commercial Real Estate	503,321	503,321	—	624,766	—	—
Commercial Construction, Land Development, and Other Land	678,523	678,523	—	3,359,435	3,549	3,549
Other Non Owner-Occupied Commercial Real Estate	495,702	495,702	—	5,288,820	2,017	2,017
Direct Financing Leases	777,645	777,645	—	871,076	—	—
Residential Real Estate	944,211	1,127,242	—	1,050,160	6,728	6,728
Installment and Other Consumer	534,368	534,368	—	815,720	629	629

	$4,372,125	$5,320,511	$—	$12,767,263	$20,833	$20,833

Impaired Loans/Leases with Specific Allowance Recorded:
Commercial and Industrial	$568,597	$590,849	$280,170	$499,036	$—	$—
Commercial Real Estate
Owner-Occupied Commercial Real Estate	—	—	—	—	—	—
Commercial Construction, Land Development, and Other Land	3,967,583	3,967,583	1,105,795	2,311,845	5,749	5,749
Other Non Owner-Occupied Commercial Real Estate	14,738,717	14,991,676	2,899,247	10,949,295	308,339	308,339
Direct Financing Leases	221,157	221,157	125,000	90,610	—	—
Residential Real Estate	273,045	273,045	105,565	258,677	—	—
Installment and Other Consumer	152,987	152,987	71,992	101,075	—	—

	$19,922,086	$20,197,297	$4,587,769	$14,210,538	$314,088	$314,088

Total Impaired Loans/Leases:
Commercial and Industrial	$1,006,952	$1,794,559	$280,170	$1,256,322	$7,910	$7,910
Commercial Real Estate
Owner-Occupied Commercial Real Estate	503,321	503,321	—	624,766	—	—
Commercial Construction, Land Development, and Other Land	4,646,106	4,646,106	1,105,795	5,671,280	9,298	9,298
Other Non Owner-Occupied Commercial Real Estate	15,234,419	15,487,378	2,899,247	16,238,115	310,356	310,356
Direct Financing Leases	998,802	998,802	125,000	961,686	—	—
Residential Real Estate	1,217,256	1,400,287	105,565	1,308,837	6,728	6,728
Installment and Other Consumer	687,355	687,355	71,992	916,795	629	629

	$24,294,211	$25,517,808	$4,587,769	$26,977,801	$334,921	$334,921

Impaired loans/leases for which no allowance has been provided have adequate collateral, based on management’s current estimates.

	2011
Classes of Loans/Leases	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized for Cash Payments Received
Impaired Loans/Leases with No Specific Allowance Recorded:
Commercial and Industrial	$360,947	$979,901	$—	$3,873,371	$—	$—
Commercial Real Estate
Owner-Occupied Commercial Real Estate	736,610	736,610	—	1,909,754	—	—
Commercial Construction, Land Development, and Other Land	—	—	—	2,979,950	—	—
Other Non Owner-Occupied Commercial Real Estate	3,936,826	3,986,820	—	5,568,776	—	—
Direct Financing Leases	1,094,178	1,094,178	—	1,487,570	81,921	81,921
Residential Real Estate	788,685	862,298	—	892,480	—	—
Installment and Other Consumer	593,987	593,987	—	821,889	—	—

	$7,511,233	$8,253,794	$—	$17,533,790	$81,921	$81,921

Impaired Loans/Leases with Specific Allowance Recorded:
Commercial and Industrial	$1,791,908	$1,791,908	$903,187	$1,175,105	$36,984	$36,984
Commercial Real Estate
Owner-Occupied Commercial Real Estate	217,059	217,059	47,911	121,201	—	—
Commercial Construction, Land Development, and Other Land	9,051,455	9,051,455	3,002,450	4,334,241	16,249	16,249
Other Non Owner-Occupied Commercial Real Estate	10,339,415	10,839,415	1,247,377	5,595,044	11,623	11,623
Direct Financing Leases	212,485	212,485	66,675	138,127	5,244	5,244
Residential Real Estate	344,789	344,789	55,884	282,020	—	—
Installment and Other Consumer	390,819	390,819	22,819	51,871	—	—

	$22,347,930	$22,847,930	$5,346,303	$11,697,609	$70,100	$70,100

Total Impaired Loans/Leases:
Commercial and Industrial	$2,152,855	$2,771,809	$903,187	$5,048,476	$36,984	$36,984
Commercial Real Estate
Owner-Occupied Commercial Real Estate	953,669	953,669	47,911	2,030,955	—	—
Commercial Construction, Land Development, and Other Land	9,051,455	9,051,455	3,002,450	7,314,191	16,249	16,249
Other Non Owner-Occupied Commercial Real Estate	14,276,241	14,826,235	1,247,377	11,163,820	11,623	11,623
Direct Financing Leases	1,306,663	1,306,663	66,675	1,625,697	87,165	87,165
Residential Real Estate	1,133,474	1,207,087	55,884	1,174,500	—	—
Installment and Other Consumer	984,806	984,806	22,819	873,760	—	—

	$29,859,163	$31,101,724	$5,346,303	$29,231,399	$152,021	$152,021

Impaired loans/leases for which no allowance has been provided have adequate collateral, based on management’s current estimates.

	2010
Classes of Loans/Leases	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized for Cash Payments Received
Impaired Loans/Leases with No Specific Allowance Recorded:
Commercial and Industrial	$1,459,790	$3,350,036	$—	$1,782,357	$—	$—
Commercial Real Estate
Owner-Occupied Commercial Real Estate	681,727	681,727	—	553,012	—	—
Commercial Construction, Land Development, and Other Land	2,538,621	2,872,083	—	1,530,324	—	—
Other Non Owner-Occupied Commercial Real Estate	2,942,189	3,792,226	—	1,478,956	—	—
Direct Financing Leases	953,994	953,994	—	1,080,564	27,089	27,089
Residential Real Estate	758,031	758,031	—	721,757	—	—
Installment and Other Consumer	1,561,322	1,561,322	—	569,542	11,825	11,825

	$10,895,674	$13,969,419	$—	$7,716,512	$38,914	$38,914

Impaired Loans/Leases with Specific Allowance Recorded:
Commercial and Industrial	$7,364,880	$7,866,634	$3,331,436	$5,962,381	$19,891	$19,891
Commercial Real Estate
Owner-Occupied Commercial Real Estate	1,074,210	1,074,210	232,194	847,507	45,641	45,641
Commercial Construction, Land Development, and Other Land	7,660,458	7,660,458	1,818,193	9,263,675	3,832	3,832
Other Non Owner-Occupied Commercial Real Estate	9,872,826	10,091,777	1,658,791	9,393,250	235,366	235,366
Direct Financing Leases	811,096	811,096	335,000	663,697	—	—
Residential Real Estate	528,246	528,246	27,355	565,051	—	—
Installment and Other Consumer	49,777	49,777	49,777	432,460	—	—

	$27,361,493	$28,082,198	$7,452,746	$27,128,021	$304,730	$304,730

Total Impaired Loans/Leases:
Commercial and Industrial	$8,824,670	$11,216,670	$3,331,436	$7,744,738	$19,891	$19,891
Commercial Real Estate
Owner-Occupied Commercial Real Estate	1,755,937	1,755,937	232,194	1,400,519	45,641	45,641
Commercial Construction, Land Development, and Other Land	10,199,079	10,532,541	1,818,193	10,793,999	3,832	3,832
Other Non Owner-Occupied Commercial Real Estate	12,815,015	13,884,003	1,658,791	10,872,206	235,366	235,366
Direct Financing Leases	1,765,090	1,765,090	335,000	1,744,261	27,089	27,089
Residential Real Estate	1,286,277	1,286,277	27,355	1,286,808	—	—
Installment and Other Consumer	1,611,099	1,611,099	49,777	1,002,002	11,825	11,825

	$38,257,167	$42,051,617	$7,452,746	$34,844,533	$343,644	$343,644

Impaired loans/leases for which no allowance has been provided have adequate collateral, based on management’s current estimates.

For commercial and industrial and commercial real estate loans, the Company’s credit quality indicator is internally assigned risk ratings. Each commercial loan is assigned a risk rating upon origination. The risk rating is reviewed every 15 months, at a minimum, and on as needed basis depending on the specific circumstances of the loan. See Note 1 for further discussion on the Company’s risk ratings.

For direct financing leases, residential real estate loans, and installment and other consumer loans, the Company’s credit quality indicator is performance determined by delinquency status. Delinquency status is updated daily by the Company’s loan system.

For each class of financing receivable, the following presents the recorded investment by credit quality indicator as of December 31, 2012 and 2011:

	2012
		Commercial Real Estate
			Non Owner-Occupied
Internally Assigned Risk Rating	Commercial and Industrial	Owner-Occupied Commercial Real Estate	Commercial Construction, Land Development, and Other Land	Other Commercial Real Estate	Total
Pass (Ratings 1 through 5)	$371,856,380	$195,567,523	$38,125,793	$312,370,393	$917,920,089
Special Mention (Rating 6)	8,008,866	5,488,602	1,238,152	7,319,902	22,055,522
Substandard (Rating 7)	14,379,006	3,855,183	5,598,436	24,415,255	48,247,880
Doubtful (Rating 8)	—	—	—	—	—

	$394,244,252	$204,911,308	$44,962,381	$344,105,550	$988,223,491

	2012
Delinquency Status*	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Performing	$102,686,854	$114,364,316	$75,921,358	$292,972,528
Nonperforming	998,802	1,217,257	799,156	3,015,215

	$103,685,656	$115,581,573	$76,720,514	$295,987,743

	2011
		Commercial Real Estate
			Non Owner-Occupied
Internally Assigned Risk Rating	Commercial and Industrial	Owner-Occupied Commercial Real Estate	Commercial Construction, Land Development, and Other Land	Other Commercial Real Estate	Total
Pass (Ratings 1 through 5)	$324,225,905	$158,955,618	$46,268,554	$310,401,972	$839,852,049
Special Mention (Rating 6)	8,814,497	2,700,496	764,586	13,754,798	26,034,377
Substandard (Rating 7)	17,753,876	6,134,507	13,351,598	25,471,721	62,711,702
Doubtful (Rating 8)	—	—	—	—	—

	$350,794,278	$167,790,621	$60,384,738	$349,628,491	$928,598,128

	2011
Delinquency Status*	Direct Financing Leases	Residential Real Estate	Installment and Other Consumer	Total
Performing	$91,905,699	$96,973,576	$77,126,064	$266,005,339
Nonperforming	1,306,663	1,133,475	1,097,016	3,537,154

	$93,212,362	$98,107,051	$78,223,080	$269,542,493

*	Performing = loans/leases accruing and less than 90 days past due. Nonperforming = loans/leases on nonaccrual, accruing loans/leases that are greater than or equal to 90 days past due, and accruing troubled debt restructurings.

As of December 31, 2012 and 2011, troubled debt restructurings totaled $12,958,374 and $20,526,457, respectively.

For each class of financing receivable, the following presents the number and recorded investment of troubled debt restructurings, by type of concession, that were restructured during the years ended December 31, 2012 and 2011. The difference between the pre-modification recorded investment and the post-modification recorded investment would be any partial charge-offs at the time of restructuring.

	2012
Classes of Loans/Leases	Number of Loans/ Leases	Pre- Modification Recorded Investment	Post- Modification Recorded Investment	Specific Allowance
CONCESSION—Extension of maturity
Other Non Owner-Occupied Commercial Real Estate	1	$733,442	$733,442	$176,526

CONCESSION—Significant payment delay
Commercial Construction, Land Development, and Other Land	8	$1,274,172	$1,274,172	$190,997
Other Non Owner-Occupied Commercial Real Estate	2	264,173	264,173	36,724
Residential Real Estate	1	64,722	64,722	—
Installment and Other Consumer	2	35,318	35,318	5,332

	13	$1,638,385	$1,638,385	$233,053

CONCESSION—Interest rate adjusted below market
Commercial Construction, Land Development, and Other Land	1	$337,500	$337,500	$55,295
Other Non Owner-Occupied Commercial Real Estate	2	1,542,784	1,289,825	262,704
Residential Real Estate	1	167,739	167,739	—
Installment and Other Consumer	1	16,043	16,043	—

	5	$2,064,066	$1,811,107	$317,999

TOTAL	19	$4,435,893	$4,182,934	$727,578

Of the troubled debt restructurings reported above, 9 with post-modification recorded investments totaling $1,779,126 were on nonaccrual as of December 31, 2012.

	2011
Classes of Loans/Leases	Number of Loans/ Leases	Pre- Modification Recorded Investment	Post- Modification Recorded Investment	Specific Allowance
CONCESSION—Extension of maturity
Other Non Owner-Occupied Commercial Real Estate	1	$2,851,134	$2,851,134	$—

CONCESSION—Significant payment delay
Commercial and Industrial	4	$1,175,819	$1,175,819	$—
Other Non Owner-Occupied Commercial Real Estate	2	4,309,589	4,309,589	308,254
Direct Financing Leases	2	633,621	633,621	—
Installment and Other Consumer	1	187,650	187,650	125,928

	9	$6,306,679	$6,306,679	$434,182

CONCESSION—Interest rate adjusted below market
Commercial Construction, Land Development, and Other Land	5	$6,549,376	$6,549,376	$2,203,438

TOTAL	15	$15,707,189	$15,707,189	$2,637,620

Of the troubled debt restructurings reported above, five with post-modification recorded investments totaling $4,480,398 were on nonaccrual at December 31, 2011. None of the troubled debt restructurings reported above had partial charge-offs.

For the years ended December 31, 2012 and 2011, none of the Company’s troubled debt restructurings had redefaulted within 12 months subsequent to restructure where default is defined as delinquency of 90 days or more and/or placement on nonaccrual status.

Loans are made in the normal course of business to directors, executive officers, and their related interests. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other persons. An analysis of the changes in the aggregate committed amount of loans greater than or equal to $60,000 during the years ended December 31, 2012, 2011, and 2010, was as follows:

	2012	2011	2010
Balance, beginning	$19,155,542	$20,796,427	$25,532,422
Net increase (decrease) due to change in related parties	2,784,143	(235,000)	(9,306,435)
Advances	6,754,970	10,674,567	13,576,200
Repayments	(8,192,597)	(12,080,452)	(9,005,760)

Balance, ending	$20,502,058	$19,155,542	$20,796,427

The Company’s loan portfolio includes a geographic concentration in the Midwest. Additionally, the loan portfolio includes a concentration of loans in certain industries as of December 31, 2012 and 2011 as follows:

	2012		2011
Industry Name	Balance	Percentage of Total Loans/Leases	Balance	Percentage of Total Loans/Leases
Lessors of Non-Residential Buildings	$178,060,120	14%	$179,510,937	15%
Lessors of Residential Buildings	61,459,574	5%	50,029,069	4%
Bank Holding Companies	47,662,055	4%	38,046,779	3%

Note 4. Premises and Equipment

The following summarizes the components of premises and equipment as of December 31, 2012 and 2011:

	2012	2011
Land	$5,583,180	$5,525,022
Buildings (useful lives 15 to 50 years)	28,368,503	28,124,868
Furniture and equipment (useful lives 3 to 10 years)	20,069,281	18,882,807

	54,020,964	52,532,697
Less accumulated depreciation	22,758,574	20,791,946

	$31,262,390	$31,740,751

Certain facilities are leased under operating leases. Rental expense was $372,631, $290,101, and $464,447, for the years ended December 31, 2012, 2011, and 2010, respectively.

Future minimum rental commitments under noncancelable leases are as follows as of December 31, 2012:

Year ending December 31:
2013	$373,079
2014	374,846
2015	216,844
2016	222,897
2017	224,772
Thereafter	339,102

$1,751,540

Note 5. Deposits

The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000, was $249,664,219 and $244,564,702 as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, the scheduled maturities of certificates of deposit were as follows:

Year ending December 31:
2013	$225,152,331
2014	51,775,136
2015	39,141,526
2016	14,601,275
2017	3,871,506

$334,541,774

Note 6. Short-Term Borrowings

Short-term borrowings as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Overnight repurchase agreements with customers	$104,942,961	$110,236,450
Federal funds purchased	66,140,000	103,300,000

	$171,082,961	$213,536,450

Information concerning overnight repurchase agreements with customers is summarized as follows as of December 31, 2012 and 2011:

	2012	2011
Average daily balance during the period	$111,782,307	$110,468,792
Average daily interest rate during the period	0.13%	0.23%
Maximum month-end balance during the period	$141,890,506	$117,901,743
Weighted average rate as of end of period	0.11%	0.23%

Securities underlying the agreements as of end of period:
Carrying value	$160,950,808	$201,053,829
Fair value	160,950,808	201,053,829

The securities underlying the agreements as of December 31, 2012 and 2011 were under the Company’s control in safekeeping at third-party financial institutions.

Information concerning federal funds purchased is summarized as follows as of December 31, 2012 and 2011:

	2012	2011
Average daily balance during the period	$52,379,823	$33,702,904
Average daily interest rate during the period	0.27%	0.27%
Maximum month-end balance during the period	$80,150,000	$103,300,000
Weighted average rate as of end of period	0.26%	0.22%

Note 7. Federal Home Loan Bank Advances

The subsidiary banks are members of the FHLB of Des Moines or Chicago. As of December 31, 2012 and 2011, the subsidiary banks held $11,986,400 and $11,516,800, respectively, of FHLB stock, which is included in restricted investment securities on the consolidated balance sheets.

During the first quarter of 2011, the Company’s largest subsidiary bank, QCBT, prepaid $15,000,000 of FHLB advances with a weighted average interest rate of 4.87% and a weighted average maturity of May 2012. The fees for prepayment totaled $832,099 and are included in noninterest expenses in the Statement of Income. In addition, QCBT modified $20,350,000 of fixed rate FHLB advances with a weighted average interest rate of 4.33% and a weighted average maturity of October 2013 into new fixed rate FHLB advances with a weighted average interest rate of 3.35% and a weighted average maturity of February 2014.

During the fourth quarter of 2011, the Company’s smallest subsidiary bank, RB&T, modified $13,000,000 of fixed rate FHLB advances with a weighted average rate of 3.37% and a weighted average maturity of March 2013 into new fixed rate FHLB advances with a weighted average interest rate of 2.29% and a weighted average maturity of February 2016.

There were no modifications or prepayments during 2012.

Maturity and interest rate information on advances from FHLB as of December 31, 2012 and 2011 is as follows:

	December 31, 2012
	Amount Due	Weighted Average Interest Rate at Year-End	Amount Due with Putable Option*	Weighted Average Interest Rate at Year-End
Maturity:
Year ending December 31:
2013	$24,000,000	1.50%	$—	—%
2014	27,850,000	3.16	—	—
2015	16,000,000	2.84	—	—
2016	57,500,000	4.19	47,500,000	4.64
2017	36,000,000	3.89	20,000,000	4.51
Thereafter	41,000,000	3.58	33,000,000	3.64

Total FHLB advances	$202,350,000	3.45	$100,500,000	4.29

	December 31, 2011
	Amount Due	Weighted Average Interest Rate at Year-End	Amount Due with Putable Option*	Weighted Average Interest Rate at Year-End
Maturity:
Year ending December 31:
2012	$15,400,000	3.95%	$—	—%
2013	15,000,000	2.35	—	—
2014	27,850,000	3.16	—	—
2015	16,000,000	3.03	—	—
2016	57,500,000	3.91	47,500,000	4.64
Thereafter	73,000,000	3.85	53,000,000	3.97

Total FHLB advances	$204,750,000	3.67	$100,500,000	4.29

*	Of the advances outstanding, a large portion have putable options which allow the FHLB, at its discretion, to terminate the advances and require the subsidiary banks to repay at predetermined dates prior to the stated maturity date of the advances.

Advances are collateralized by securities with a carrying value of $18,959,669 and $14,095,430 as of December 31, 2012 and 2011, respectively, and by loans pledged of $423,179,584 and $413,662,493, respectively, in aggregate. On pledged loans, the FHLB applies varying collateral maintenance levels from 125% to 333% based on the loan type.

Note 8. Other Borrowings and Unused Lines of Credit

Other borrowings as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Wholesale repurchase agreements	$130,000,000	$130,000,000
364-day revolving note	5,600,000	3,600,000
Series A subordinated notes	2,639,762	2,631,663

	$138,239,762	$136,231,663

Maturity and interest rate information concerning wholesale structured repurchase agreements is summarized as follows:

	December 31, 2012		December 31, 2011
	Amount Due	Weighted Average Interest Rate at Year-End	Amount Due	Weighted Average Interest Rate at Year-End
Maturity:
Year ending December 31:
2015	$35,000,000	3.00%	$45,000,000	3.11%
2016	20,000,000	3.46	35,000,000	3.67
2017	10,000,000	3.00	10,000,000	3.00
Thereafter	65,000,000	3.71	40,000,000	4.03

Total Wholesale Structured Repurchase Agreements	$130,000,000	3.43	$130,000,000	3.54

Each wholesale structured repurchase agreement has a one-time put option, at the discretion of the counterparty, to terminate the agreement and require the subsidiary bank to repay at predetermined dates prior to the stated maturity date of the agreement.

As of December 31, 2012 and 2011, embedded within $50,000,000 and $65,000,000, respectively, of the wholesale structured repurchase agreements were interest rate cap options with varying terms. Of the $50,000,000 as of December 31, 2012, $20,000,000 matures in 2016 with the caps expiring in 2013 in conjunction with the one-time put option, and $30,000,000 matures in 2019 with the caps expiring in 2014 in conjunction with the one-time put option. Of the $65,000,000 at December 31, 2011, $35,000,000 matures in 2016 with the caps expiring in 2013 in conjunction with the one-time put option, and $30,000,000 matures in 2019 with the caps expiring in 2014 in conjunction with the one-time put option. The interest rate cap options are effected when the 3-month LIBOR rate increases to certain levels. If that situation occurs, the rate paid will be decreased by the difference between the 3-month LIBOR rate and the particular cap level. In no case will the rate paid fall below 0.00%.

During 2012, the Company modified $25,000,000 of fixed rate wholesale structured repurchase agreements with a weighted average rate of 3.77% and a weighted average maturity of December 2015 into new fixed rate wholesale structured repurchase agreements with a weighted average interest rate of 3.21% and a weighted average maturity of April 2019. Of this $25,000,000, $15,000,000 had interest rate cap options embedded that were set to expire in 2013 in conjunction with the one-time put option. Upon modification, the interest rate cap options were cancelled.

The wholesale structured repurchase agreements are collateralized by securities with a carrying value of $160,772,093 and $156,909,176 as of December 31, 2012 and 2011, respectively.

At December 31, 2011, the Company had a single $20,000,000 secured revolving credit note which matures every 364 days. At December 31, 2011, the note carried a balance outstanding of $3,600,000. Interest was payable monthly at the effective LIBOR rate plus 3.00% per annum, as defined by the credit agreement. As of December 31, 2011, the interest rate on the note was 3.27%. The note renewed on March 30, 2012. At December 31, 2012, the note carried a balance outstanding of $5,600,000. Interest is payable monthly at the effective LIBOR rate plus 2.50% per annum, as a result of achieving certain asset quality measures as defined in the credit agreement. As of December 31, 2012, the interest rate on the note was 2.71%.

The current revolving note agreement contains certain covenants that place restrictions on additional debt and stipulate minimum capital and various operating ratios.

On March 19, 2010, the Company closed a private placement offering resulting in the issuance of 2,700 units (each, a “Unit”) to accredited investors for an aggregate purchase price of $2,700,000, or $1,000 per Unit. Each Unit consists of a 6.00% Series A Subordinated Note, due September 1, 2018 (collectively, the “Subordinated Notes”), $1,000 principal amount, and a detachable warrant (collectively, the “Warrants”) to acquire 20 shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”), at a per share exercise price equal to $10.00 per share, subject to normal adjustments, as set forth in the Warrants.

The Subordinated Notes have a maturity date of September 1, 2018. The Subordinated Notes bear interest payable semi-annually, in arrears, on June 30 and December 30 of each year, at a fixed interest rate of 6.00% per year. The Company may, at its option, subject to regulatory approvals, redeem some or all of the Subordinated Notes at a redemption price equal to 100% of the principal amount of the redeemed notes, plus any accrued but unpaid interest.

The Warrants will expire on March 19, 2015 and may be exercised at any time prior to their expiration date, at the holder’s option, by payment of the cash exercise price. The Company may require holders of the Warrants to convert each Warrant into 20 shares of Common Stock, if at any time after the first anniversary of their date of issuance, the volume weighted-average per share price of the common stock equals or exceeds 130% of the exercise price for at least 20 trading days in a period of 30 consecutive trading days. The Warrants are detachable from the Subordinated Notes and, subject to any limitations imposed by applicable securities laws, may be transferred separately from the Subordinated Notes at any time after March 19, 2012. During the year ended December 31, 2012, all 54,000 Warrants were exercised by the holders for total proceeds in the amount of $540,000.

The Subordinated Notes are intended to qualify as Tier 2 capital of the Company for regulatory purposes. The Company used the net proceeds from the sale of the Units to further strengthen the capital positions of the Company and specifically RB&T.

Unused lines of credit of the subsidiary banks as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Secured	$52,703,791	$72,929,607
Unsecured	259,000,000	152,500,000

	$311,703,791	$225,429,607

The Company pledges the eligible portion of its municipal securities portfolio and select commercial and industrial and commercial real estate loans to the Federal Reserve Bank of Chicago for borrowing at the Discount Window.

Note 9. Junior Subordinated Debentures

Junior subordinated debentures are summarized as of December 31, 2012 and 2011 as follows:

	2012	2011
Note Payable to Trust II	$12,372,000	$12,372,000
Note Payable to Trust III	8,248,000	8,248,000
Note Payable to Trust IV	5,155,000	5,155,000
Note Payable to Trust V	10,310,000	10,310,000

	$36,085,000	$36,085,000

A schedule of the Company’s non-consolidated subsidiaries formed for the issuance of trust preferred securities including the amounts outstanding as of December 31, 2012 and 2011, is as follows:

Name	Date Issued	Amount Issued	Interest Rate	Interest Rate as of 12/31/12	Interest Rate as of 12/31/11
QCR Holdings Statutory Trust II	February 2004	$12,372,000	2.85% over 3-month LIBOR *	3.21%	3.22%
QCR Holdings Statutory Trust III	February 2004	8,248,000	2.85% over 3-month LIBOR	3.21%	3.22%
QCR Holdings Statutory Trust IV	May 2005	5,155,000	1.80% over 3-month LIBOR	2.14%	2.20%
QCR Holdings Statutory Trust V	February 2006	10,310,000	1.55% over 3-month LIBOR **	1.89%	1.95%

		$36,085,000	Weighted Average Rate	2.68%	2.71%

*	Rate was fixed at 6.93% until March 31, 2011 when it became variable based on 3-month LIBOR plus 2.85%, reset quarterly.
**	Rate was fixed at 6.62% until April 7, 2011, when it became variable based on 3-month LIBOR plus 1.55%, reset quarterly.

Securities issued by Trust II, Trust III, Trust IV, and Trust V mature 30 years from the date of issuance, but all are currently callable at par at anytime.

Note 10. Preferred Stock

Preferred stock is summarized as of December 31, 2012 and 2011 as follows:

	2012	2011
Series E Non-Cumulative Convertible Perpetual Preferred Stock	25,000	25,000
Series F Non-Cumulative Perpetual Preferred Stock	29,867	40,090

	$54,867	$65,090

Series B Non-Cumulative Perpetual Preferred Stock: The 268 shares of Series B Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) had a stated dividend rate of 8.00%. On June 30, 2010, the 268 shares of Series B Preferred Stock were exchanged in the issuance of Series E Non-Cumulative Convertible Perpetual Preferred Stock (“Series E Preferred Stock”). See below for detailed discussion of the issuance of Series E Preferred Stock.

Series C Non-Cumulative Perpetual Preferred Stock: The 300 shares of Series C Non-Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”) had a stated dividend rate of 9.50%. On June 30, 2010, the 300 shares of Series C Preferred Stock were exchanged in the issuance of Series E Preferred Stock. See below for detailed discussion of the issuance of Series E Preferred Stock.

Series D Cumulative Perpetual Preferred Stock and Common Stock Warrant: On February 13, 2009, the Company issued 38,237 shares of Series D Cumulative Perpetual Preferred Stock (the “Series D Preferred Stock”) to the U.S. Department of the Treasury (the “Treasury”) for an aggregate purchase price of $38,237,000. The sale of Series D Preferred Stock was a result of the Company’s participation in the Treasury’s voluntary Capital Purchase Program (“CPP”). The Series D Preferred Stock qualified as Tier 1 capital and paid cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. This sale also included the issuance of a warrant (“CPP Warrant”) that allowed Treasury to purchase up to 521,888 shares of the Company’s common stock at an exercise price of $10.99. The CPP Warrant had a ten-year term and was immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $10.99 per share of the Company’s common stock.

The proceeds received from the Treasury were allocated to the Series D Preferred Stock and the CPP Warrant based on relative fair value. The fair value of the Series D Preferred Stock was determined through a discounted future cash flows model using a discount rate of 12%. The fair value of the CPP Warrant was calculated using the Black-Scholes option pricing model, which includes assumptions regarding the Company’s dividend yield, stock price volatility, and the risk-free interest rate. The relative fair value of the Series D Preferred Stock and the CPP Warrant on February 13, 2009, the date of issuance, was $35.8 million and $2.4 million, respectively.

The Company calculated a discount on the Series D Preferred Stock in the amount of $2.4 million, which was being amortized over a 5 year period. The effective cost on the Series D Preferred Stock, including the accretion of the discount, was approximately 6.23%. In determining net income (loss) attributable to the Company’s common stockholders, the periodic accretion and the cash dividend on the preferred stock were subtracted from net income (loss) attributable to the Company.

On September 15, 2011, the Company redeemed the 38,237 shares of Series D Preferred Stock simultaneously upon the issuance of the Senior Non-Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”). See below for a detailed discussion of the issuance of Series F Preferred Stock. Upon redemption, accretion of the remaining discount, or $1,252,023, was recognized.

Separately, on November 16, 2011, the Company repurchased the CPP Warrant from the Treasury for an aggregate price of $1,100,000. Simultaneous with the repurchase, the Company cancelled the CPP Warrant.

Series E Non-Cumulative Convertible Perpetual Preferred Stock: On June 30, 2010, the Company closed a private placement offering resulting in the issuance of 25,000 shares of Series E Preferred Stock for an aggregate purchase price of $25,000,000, or $1,000 per share (the liquidation amount). The private placement was fully subscribed and involved the exchange of $20.9 million (gross amount before related issuance costs) of the Company’s previously outstanding Series B Preferred Stock and Series C Preferred Stock and $4.1 million (gross amount before related issuance costs) of new capital from cash investors.

The Series E Preferred Stock carries a stated dividend rate of 7.00% and is perpetually convertible by the holder into shares of common stock at a per share conversion price of $12.15, subject to anti-dilution adjustments upon the occurrence of certain events. In addition, the Company can exercise a conversion option on or after the third anniversary of the issue date, at the same $12.15 conversion price if the Company’s common stock price equals or exceeds $17.22 for at least 20 trading days in a period of 30 consecutive trading days. The Series E Preferred Stock was not registered under the Securities Act of 1933, as amended (the “Act”), and was issued pursuant to an exemption from registration under Regulation D of the rules promulgated under the Act.

The Company has the right, at any time after the fifth anniversary of the issuance date, to redeem all, but not less than all, of the shares of Series E Preferred Stock, for an amount per share equal to: (i) $1,000; plus (ii) any declared but unpaid dividends for the then-current dividend period.

The Company’s previously outstanding Series B Preferred Stock and Series C Preferred Stock carried stated dividend rates of 8.00% and 9.50%, respectively. All of the outstanding shares of Series B and Series C Preferred Stock were exchanged for the newly issued shares of Series E Preferred Stock.

The Series E Preferred Stock is intended to qualify as Tier 1 capital of the Company for regulatory purposes. The Company used the net proceeds from the issuance to further strengthen its capital and liquidity positions.

Series F Non-Cumulative Perpetual Preferred Stock: On September 15, 2011, the Company issued 40,090 shares of Series F Preferred Stock to the Treasury for an aggregate purchase price of $40,090,000. The sale of Series F Preferred Stock is the result of an investment by the Treasury from the Small Business Lending Fund (“SBLF”), a $30 billion fund established under the Small Business Jobs Act of 2010 that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. As a requirement of the SBLF, simultaneously, the Company redeemed the 38,327 shares of Series D Preferred Stock, at an aggregate price of $38,237,000, plus accrued and unpaid dividends to the date of redemption of $159,321.

The Series F Preferred Stock qualifies as Tier 1 capital of the Company. Non-cumulative dividends are payable quarterly on the Series F Preferred Stock, and the dividend rate is based on changes in the level of “Qualified Small Business Lending” or “QSBL” by the Company’s wholly owned bank subsidiaries, QCBT, CRBT and RB&T. Based upon the change in the banks’ level of QSBL over the baseline level (as defined by SBLF, the baseline is the average of QSBL for the last two quarters of 2009 and the first two quarters of 2010), the dividend rate for the initial dividend period, which was from the date of issuance through September 30, 2011, was set at 5%, and the dividend rate for the fourth quarter of 2011 has also been set at 5%. For the 2nd through 10th calendar quarters, the annual dividend rate may be adjusted to between 1% and 5%, to reflect the amount of change in the banks’ level of QSBL. For the 11th calendar quarter through 4.5 years after issuance, the dividend rate will be fixed at between 1% and 5%, based upon the increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013), or will be fixed at 7% if there is no increase or there is a decrease in QSBL during such period. In addition, beginning on April 1, 2014 and ending on April 1, 2016, if there is no increase or there is a decrease in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013), because of the Company’s participation in the CPP, the Company will be subject to an additional lending incentive fee of 2% per year. After 4.5 years from issuance, the dividend rate will increase to 9%.

In accordance with SBLF, the Company may pay dividends on all stock assuming Tier 1 capital levels remain at least 90% of the level existing upon the date of issuance, or September 15, 2011. This threshold is subject to reduction depending on increases in the Company’s QSBL.

The Series F Preferred Stock is nonvoting, other than for consent rights granted to the Treasury with respect to (i) any authorization or issuance of shares ranking senior to the Series F Preferred Stock, (ii) any amendment to the rights of the Series F Preferred Stock, (iii) any merger, exchange, dissolution, or similar transaction that would affect the rights of the Series F Preferred Stock and (iv) any sale of all, or any material portion of, the Company’s assets if in conjunction with such sale, the Series F Preferred Stock will not be redeemed in full.

If the Company misses five dividend payments, whether or not consecutive, the holder of the Series F Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors. If the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the Series F Preferred Stock is at least $25,000,000, then the holder of the Series F Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The Series F Preferred Stock was issued in a private placement exempt from registration pursuant to Section 4(2) of the Act.

On June 29, 2012, the Company redeemed 10,223 shares of Series F Preferred Stock from the Treasury for an aggregate redemption amount of $10,223,000 plus unpaid dividends to the date of redemption of $124,948.

The remaining Series F Preferred Stock may be redeemed at any time at the option of the Company, subject to the approval of the Company’s primary federal banking regulator. All redemptions must be in amounts equal to at least the lesser of 25% of the number of originally issued shares, or 100% of the then-outstanding shares.

Note 11. Federal and State Income Taxes

Federal and state income tax expense was comprised of the following components for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Current	$1,850,234	$195,135	$1,193,245
Deferred	2,684,367	3,673,064	1,256,004

	$4,534,601	$3,868,199	$2,449,249

A reconciliation of the expected federal income tax expense to the income tax expense included in the consolidated statements of income was as follows for the years ended December 31, 2012, 2011, and 2010:

	Amount	Pretax Income	Amount	Pretax Income	Amount	Pretax Income

Computed “expected” tax expense	$6,174,295	35.0%	$4,899,324	35.0%	$3,239,941	35.0%
Effect of graduated tax rates interest	(20,775)	(0.1)	(139,981)	(1.0)	(92,570)	(1.0)
Tax exempt income, net	(1,243,660)	(7.0)	(692,742)	(4.9)	(556,682)	(6.0)
Bank-owned life insurance	(544,292)	(3.1)	(490,491)	(3.5)	(451,457)	(4.9)
State income taxes, net of federal benefit, current year	730,865	4.1	533,250	3.8	330,917	3.6
Change in unrecognized tax benefits	(149,183)	(0.8)	2,074	—	71,671	0.8
Noncontrolling interests	(166,081)	(0.9)	(148,995)	(1.1)	(75,156)	(0.8)
Other	(246,568)	(1.5)	(94,240)	(0.7)	(17,415)	(0.2)

	$4,534,601	25.7%	$3,868,199	27.6%	$2,449,249	26.5%

Changes in the unrecognized tax benefits included in other liabilities are as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Balance, beginning	$1,148,549	$1,034,025
Impact of tax positions taken during current year	202,341	245,441
Gross increase related to tax positions of prior years	21,781	89,310
Reduction as a result of a lapse of the applicable statute of limitations	(378,593)	(220,227)

Balance, ending	$994,078	$1,148,549

Included in the unrecognized tax benefits liability at December 31, 2012 are potential benefits of approximately $692,000 that, if recognized, would affect the effective tax rate.

The liability for unrecognized tax benefits includes accrued interest for tax positions, which either do not meet the more-likely-than-not recognition threshold or where the tax benefit is measured at an amount less than the tax benefit claimed or expected to be claimed on an income tax return. At December 31, 2012 and 2011, accrued interest on uncertain tax positions was approximately $302,000 and $343,500, respectively. Estimated interest related to the underpayment of income taxes is classified as a component of “income taxes” in the statements of income.

The Company’s federal income tax returns are open and subject to examination from the 2009 tax return year and forward. Various state franchise and income tax returns are generally open from the 2008 and later tax return years based on individual state statute of limitations.

The net deferred tax assets (liabilities) included with other assets on the consolidated balance sheets consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:
Alternative minimum tax credits	$3,075,372	$1,955,270
New markets tax credits	1,000,000	500,000
Compensation	5,756,439	4,934,312
Loan/lease losses	5,927,442	5,130,551
Net operating loss carryforwards, federal and state	876,769	6,342,415
Deferred loan origination fees, net	285,794	240,063
Other	379,523	285,590

	17,301,339	19,388,201

Deferred tax liabilities:
Net unrealized gains on securities available for sale	2,905,784	2,940,792
Premises and equipment	1,532,602	1,580,272
Equipment financing leases	20,516,189	19,897,412
Investment accretion	43,740	43,648
Other	444,302	417,996

	25,442,617	24,880,120

Net deferred tax asset (liability)	$(8,141,278)	$(5,491,919)

The change in deferred income taxes was reflected in the consolidated financial statements as follows for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Provision for income taxes	$2,684,367	$3,673,064	$1,256,004
Statement of stockholders’ equity-accumulated other comprehensive income, unrealized gains (losses) on securities available for sale, net	(35,008)	2,510,006	348,376

	$2,649,359	$6,183,070	$1,604,380

Note 12. Employee Benefit Plans

The Company has a profit sharing plan which includes a provision designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, to allow for participant contributions. All employees are eligible to participate in the plan. The Company matches 100% of the first 3% of employee contributions, and 50% of the next 3% of employee contributions, up to a maximum amount of 4.5% of an employee’s compensation. Additionally, at its discretion, the Company may make additional contributions to the plan which are allocated to the accounts of participants in the plan based on relative compensation. Company contributions for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Matching contribution	$1,014,418	$929,869	$875,138
Discretionary contribution	188,700	150,000	99,400

	$1,203,118	$1,079,869	$974,538

The Company has entered into nonqualified supplemental executive retirement plans (“SERPs”) with certain executive officers. The SERPs allow certain executives to accumulate retirement benefits beyond those provided by the qualified plans. During the years ended December 31, 2012, 2011, and 2010, the Company expensed $289,437, $190,105, and $157,261, respectively, related to these plans. As of December 31, 2012 and 2011, the liability related to the SERPs, included in other liabilities, was $2,802,497 and $2,630,060, respectively. Payments in the amount of $117,000 were made in both 2012 and 2011.

The Company has entered into deferred compensation agreements with certain executive officers. Under the provisions of the agreements, the officers may defer compensation and the Company matches the deferral up to certain maximums. The Company’s matching contribution varies by officer and is a maximum of between $10,000 and $20,000 annually. Interest on the deferred amounts is earned at The Wall Street Journal’s prime rate subject to a minimum of 6% and a maximum of 12% with such limits differing by officer. The Company has also entered into deferred compensation agreements with certain management officers. Under the provisions of the agreements the officers may defer compensation and the Company matches the deferral up to certain maximums. The Company’s matching contribution differs by officer and is a maximum between 4% and 10% of officer’s compensation. Interest on the deferred amounts is earned at The Wall Street Journal’s prime rate plus one percentage point, and has a minimum of 4% and shall not exceed 8%. Upon retirement, the officer will receive the deferral balance in 180 equal monthly installments. As of December 31, 2012 and 2011, the liability related to the agreements totaled $5,151,630 and $4,202,733, respectively.

Changes in the deferred compensation agreements, included in other liabilities, are as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance, beginning	$4,202,733	$3,469,525	$2,734,989
Company expense	555,407	414,478	369,950
Employee deferrals	405,788	381,616	371,374
Cash payments made	(12,298)	(62,886)	(6,788)

Balance, ending	$5,151,630	$4,202,733	$3,469,525

Note 13. Stock-Based Compensation

Stock-based compensation expense was reflected in the consolidated financial statements as follows for the years ended December 31, 2012, 2011, and 2010.

	2012	2011	2010
Stock option and incentive plans	$798,929	$587,900	$475,835
Stock purchase plan	50,831	58,519	57,436
Stock appreciation rights	—	49,988	(45,159)

	$849,760	$696,407	$488,112

Stock option and incentive plans:

The Company’s Board of Directors adopted in January 2008, and the stockholders approved in May 2008, the QCR Holdings, Inc. 2008 Equity Incentive Plan (“2008 Equity Incentive Plan”). Up to 250,000 shares of common stock may be issued to employees and directors of the Company and its subsidiaries pursuant to the exercise of nonqualified stock options and restricted stock granted under the 2008 Equity Incentive Plan. As of December 31, 2012, there were 14,922 remaining options available for grant under this plan. The Company’s Board of Directors adopted in February 2010, and the stockholders approved in May 2010, the QCR Holdings, Inc. 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”). Up to 350,000 shares of common stock may be issued to employees and directors of the Company and its subsidiaries pursuant to the exercise of the nonqualified stock options and restricted stock granted under the 2010 Equity Incentive Plan. As of December 31, 2012, there were 57,872 remaining options available for grant under this plan. The 2008 Equity Incentive Plan and the 2010 Equity Incentive Plan (collectively, “the stock option plans”) are administered by the Compensation Committee of the Board of Directors (the “Committee”).

The number and exercise price of options granted under the stock option plans is determined by the Committee at the time the option is granted. In no event can the exercise price be less than the value of the common stock at the date of the grant for incentive stock options. All options have a 10-year life and will vest and become exercisable from 1-to-5 years after the date of the grant. Only nonqualified stock options have been issued to date.

In the case of nonqualified stock options, the stock option plans provide for the granting of “Tax Benefit Rights” to certain participants at the same time as these participants are awarded nonqualified options. Each Tax Benefit Right entitles a participant to a cash payment, which is expensed by the Company, equal to the excess of the fair market value of a share of common stock on the exercise date over the exercise price of the related option multiplied by the difference between the rate of tax on ordinary income over the rate of tax on capital gains (federal and state).

A summary of the stock option plans as of December 31, 2012, 2011, and 2010 and changes during the years then ended is presented below:

	December 31,
	2012		2011		2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning	535,130	$13.85	510,612	$14.04	474,416	$14.44
Granted	102,722	9.30	73,250	8.23	67,760	9.00
Exercised	(17,876)	9.68	(36,459)	8.30	(5,754)	10.24
Forfeited	(11,124)	10.57	(12,273)	8.28	(25,810)	9.68

Outstanding, ending	608,852	13.27	535,130	13.85	510,612	14.04

Exercisable, ending	391,378		355,398		321,336

Weighted average fair value per option of options granted during the period	$2.79		$2.74		$2.89

A further summary of options outstanding as of December 31, 2012 is presented below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.72 to $8.93	65,530	7.90	$8.10	16,730	$8.22
$9.00 to $11.64	239,692	7.75	9.21	78,098	9.19
$13.25 to $16.85	157,205	4.68	15.94	150,125	15.96
$17.00 to $18.60	49,840	2.73	18.06	49,840	18.06
$18.67 to $20.90	67,885	2.16	19.48	67,885	19.48
$21.00 to $22.00	28,700	2.16	21.28	28,700	21.28

	608,852			391,378

Stock purchase plan:

The Company’s Board of Directors and its stockholders adopted in October 2002 the QCR Holdings, Inc. Employee Stock Purchase Plan (the “Purchase Plan”). On May 2, 2012, the Company’s stockholders approved a complete amendment and restatement of the Purchase Plan. As of January 1, 2012, there were 32,266 shares of common stock available for issuance under the Purchase Plan. For each six-month offering period, the Board of Directors will determine how many of the total number of available shares will be offered. The purchase price is the lesser of 90% of the fair market value at the date of the grant or the investment date. The investment date, as established by the Board of Directors, is the date common stock is purchased after the end of each calendar quarter during an offering period. The maximum dollar amount any one participant can elect to contribute in an offering period is $7,500. Additionally, the maximum percentage that any one participant can elect to contribute is 8% of his or her compensation for the years ended December 31, 2012, 2011, and 2010. Information for the stock purchase plan for the years ended December 31, 2012, 2011, and 2010 is presented below:

	2012	2011	2010
Shares granted	29,671	34,860	31,718
Shares purchased	31,554	36,174	28,907
Weighted average fair value per share granted	$1.71	$1.68	$1.81

Stock appreciation rights:

The 1997 Stock Incentive Plan and 2004 Stock Incentive Plan allowed the granting of stock appreciation rights (“SARs”). SARs are rights entitling the grantee to receive cash equal to the fair market value of the appreciation in the market value of a stated number of shares from the date of grant. Like options, the number and exercise price of SARs granted is determined by the Committee. The SARs vested 20% per year, and the term of the SARs was not to exceed 10 years from the date of the grant. As of December 31, 2011, all SARs have expired or been paid out; therefore, there was no further liability related to the SARs as of December 31, 2012 and 2011. Previously, there were 36,350 SARs outstanding and exercisable as of December 31, 2010. Payments made on SARs were $0, $67,326, and $35,040 during the years ended December 31, 2012, 2011 and 2010, respectively.

Note 14. Regulatory Capital Requirements and Restrictions on Dividends

The Company (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and subsidiary banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, each as defined by regulation. Management believes, as of December 31, 2012 and 2011, that the Company and the subsidiary banks met all capital adequacy requirements to which they are subject.

Under the regulatory framework for prompt corrective action, to be categorized as “well capitalized,” an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. The Company and the subsidiary banks’ actual capital amounts and ratios as of December 31, 2012 and 2011 are also presented in the following table (dollars in thousands). As of December 31, 2012 and 2011, the subsidiary banks met the requirements to be “well capitalized”.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2012:
Company:
Total risk-based capital	$188,841	12.71%	$118,878	≥	8.0%	N/A		N/A
Tier 1 risk-based capital	167,475	11.27%	59,439	≥	4.0%	N/A		N/A
Tier 1 leverage	167,475	8.13%	82,357	≥	4.0%	N/A		N/A
Quad City Bank & Trust:
Total risk-based capital	$98,789	12.12%	$65,218	≥	8.0%	$81,522	≥	10.00%
Tier 1 risk-based capital	90,533	11.11%	32,609	≥	4.0	48,913	≥	6.00%
Tier 1 leverage	90,533	7.74%	46,784	≥	4.0	58,480	≥	5.00%
Cedar Rapids Bank & Trust:
Total risk-based capital	$55,736	12.87%	$34,652	≥	8.0%	$43,315	≥	10.00%
Tier 1 risk-based capital	50,297	11.61%	17,326	≥	4.0	25,989	≥	6.00%
Tier 1 leverage	50,297	8.49%	23,685	≥	4.0	29,606	≥	5.00%
Rockford Bank & Trust:
Total risk-based capital	$36,894	15.33%	$19,255	≥	8.0%	$24,609	≥	10.00%
Tier 1 risk-based capital	33,870	14.07%	9,628	≥	4.0	14,441	≥	6.00%
Tier 1 leverage	33,870	11.13%	12,177	≥	4.0	15,221	≥	5.00%

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2011:
Company:
Total risk-based capital	$191,419	13.84%	$110,686	≥	8.0%	N/A		N/A
Tier 1 risk-based capital	169,360	12.24%	55,343	≥	4.0%	N/A		N/A
Tier 1 leverage	169,360	8.70%	77,857	≥	4.0%	N/A		N/A
Quad City Bank & Trust:
Total risk-based capital	$98,382	13.03%	$60,391	≥	8.0%	$75,488	≥	10.00%
Tier 1 risk-based capital	90,336	11.97%	30,195	≥	4.0	45,293	≥	6.00%
Tier 1 leverage	90,336	8.21%	44,009	≥	4.0	55,012	≥	5.00%
Cedar Rapids Bank & Trust:
Total risk-based capital	$56,312	14.44%	$31,198	≥	8.0%	$38,998	≥	10.00%
Tier 1 risk-based capital	51,415	13.18%	15,599	≥	4.0	23,399	≥	6.00%
Tier 1 leverage	51,415	9.02%	22,807	≥	4.0	28,509	≥	5.00%
Rockford Bank & Trust:
Total risk-based capital	$36,259	15.27%	$19,001	≥	8.0%	$23,752	≥	10.00%
Tier 1 risk-based capital	33,277	14.01%	9,501	≥	4.0	14,251	≥	6.00%
Tier 1 leverage	33,277	11.31%	11,770	≥	4.0	14,713	≥	5.00%

The Company’s ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, however, the Federal Reserve may prohibit the payment of any dividends by the subsidiary banks if the Federal Reserve determines such payment would constitute an unsafe or unsound practice.

The Company also has certain contractual restrictions on its ability to pay dividends. The Company has issued junior subordinated debentures in four private placements. Under the terms of the debentures, the Company may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. Additionally, the Company has issued shares of non-cumulative perpetual preferred stock and under the terms of this preferred stock, the Company may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. None of these circumstances existed at December 31, 2012 or 2011.

Note 15. Earnings Per Common Share

The following information was used in the computation of basic and diluted earnings per common share for the years ended December 31, 2012, 2011, and 2010:

	2012	2011		2010
Net income	$13,106,240	$10,129,869		$6,807,726
Less: Net income attributable to noncontrolling interests	488,473	438,221		221,047

Net income attributable to QCR Holdings, Inc.	$12,617,767	$9,691,648		$6,586,679

Less: Preferred stock dividends and discount accretion	3,496,085	5,283,885	*	4,128,104

Net income attributable to QCR Holdings, Inc. common stockholders	$9,121,682	$4,407,763		$2,458,575

Earnings per common share attributable to QCR Holdings, Inc. common stockholders
Basic	$1.88	$0.93		$0.54
Diluted	$1.85	$0.92		$0.53

Weighted average common shares outstanding	4,844,776	4,724,781		4,593,096
Weighted average common shares issuable upon exercise of stock options and under the employee stock purchase plan**	74,783	64,245		25,146

Weighted average common and common equivalent shares outstanding	4,919,559	4,789,026		4,618,242

*	For the year ended December 31, 2011, includes approximately $1.2 million of accelerated accretion of discount on the redemption of Series D Preferred Stock during the third quarter of 2011. See Note 10 for additional information.
**	Excludes anti-dilutive shares of 158,375 and 546,521 at December 31, 2012 and 2011, respectively.

Note 16. Commitments and Contingencies

In the normal course of business, the subsidiary banks make various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, and standby letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the subsidiary banks upon extension of credit, is based upon management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the subsidiary banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The subsidiary banks hold collateral, as described above, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the subsidiary banks would be required to fund the commitments. The maximum potential amount of future payments the subsidiary banks could be required to make is represented by the contractual amount. If the commitment is funded, the subsidiary banks would be entitled to seek recovery from the customer. At December 31, 2012 and 2011, no amounts had been recorded as liabilities for the subsidiary banks’ potential obligations under these guarantees.

As of December 31, 2012 and 2011, commitments to extend credit aggregated $430,058,000 and $393,559,000, respectively. As of December 31, 2012 and 2011, standby letters of credit aggregated $15,179,000 and $8,250,000, respectively. Management does not expect that all of these commitments will be funded.

The Company has also executed contracts for the sale of mortgage loans in the secondary market in the amount of $4,577,233 and $3,832,760 as of December 31, 2012 and 2011, respectively. These amounts are included in loans held for sale at the respective balance sheet dates.

Residential mortgage loans sold to investors in the secondary market are sold with varying recourse provisions. Essentially, all loan sales agreements require the repurchase of a mortgage loan by the seller in situations such as, breach of representation, warranty, or covenant, untimely document delivery, false or misleading statements, failure to obtain certain certificates or insurance, unmarketability, etc. Certain loan sales agreements contain repurchase requirements based on payment-related defects that are defined in terms of the number of days/months since the purchase, the sequence number of the payment, and/or the number of days of payment delinquency. Based on the specific terms stated in the agreements of investors purchasing residential mortgage loans from the Company’s subsidiary banks, the Company had $38,846,068 and $51,129,561 of sold residential mortgage loans with recourse provisions still in effect at December 31, 2012 and 2011, respectively. The subsidiary banks did not repurchase any loans from secondary market investors under the terms of loans sales agreements during the years ended December 31, 2012, 2011, and 2010. In the opinion of management, the risk of recourse and the subsequent requirement of loan repurchase to the subsidiary banks is not significant, and accordingly no liabilities have been established related to such.

Aside from cash on-hand and in-vault, the majority of the Company’s cash is maintained at upstream correspondent banks. The total amount of cash on deposit, certificates of deposit, and federal funds sold exceeded federal insured limits by approximately $30,020,230 and $22,455,000 as of December 31, 2012 and 2011, respectively. In the opinion of management, no material risk of loss exists due to the financial condition of the upstream correspondent banks. In addition, some of the Company’s cash maintained at upstream correspondent banks is in non-interest bearing deposit accounts. In accordance with the FDIC’s Transaction Account Guarantee (“TAG”) Program, cash maintained in non-interest bearing deposit accounts was fully insured through December 31, 2012. As scheduled, the unlimited coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Act expired on December 31, 2012. Effective January 1, 2013, deposits held in noninterest-bearing transaction accounts are now aggregated with interest-bearing deposits the owner holds, and the combined total is insured up to $250,000.

In an arrangement with Goldman Sachs and Company (“Goldman Sachs”), certain subsidiary banks offer a cash management program for select customers. Based on a predetermined minimum balance, which must be maintained in the account, excess funds are automatically swept daily to an institutional money market fund administered by Goldman Sachs. At December 31, 2012 and 2011, the Company had $66,783,049 and $57,332,572, respectively of customer funds invested in this cash management program.

Note 17. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2012
	March 2012	June 2012	September 2012	December 2012
Total interest income	$19,373,804	$19,534,528	$19,487,525	$18,980,016
Total interest expense	5,170,351	5,019,035	4,858,007	4,679,220

Net interest income	14,203,453	14,515,493	14,629,518	14,300,796
Provision for loan/lease losses	780,446	1,048,469	1,496,194	1,045,658
Noninterest income	3,956,878	4,067,509	4,117,182	4,479,726
Noninterest expense	12,738,080	13,109,083	13,031,517	13,380,267

Income before taxes	4,641,805	4,425,450	4,218,989	4,354,597
Federal and state income tax expense	1,238,956	1,152,071	1,034,479	1,109,095

Net income	$3,402,849	$3,273,379	$3,184,510	$3,245,502
Less net income (loss) attributable to noncontrolling interests	166,031	201,223	127,177	(5,958)

Net income attributable to QCR Holdings, Inc.	$3,236,818	$3,072,156	$3,057,333	$3,251,460

Earnings per common share:
Basic	$0.48	$0.44	$0.45	$0.50
Diluted	$0.48	$0.44	$0.44	$0.49

	Year Ended December 31, 2011
	March 2011	June 2011	September 2011	December 2011
Total interest income	$18,651,232	$19,862,076	$19,569,430	$19,640,510
Total interest expense	6,442,430	5,911,021	5,740,726	5,484,215

Net interest income	12,208,802	13,951,055	13,828,704	14,156,295
Provision for loan/lease losses	1,067,664	1,672,221	2,456,965	1,419,164
Noninterest income	5,057,124	4,173,381	4,335,307	3,896,066
Noninterest expense	13,012,271	12,555,547	12,773,149	12,651,685

Income before taxes	3,185,991	3,896,668	2,933,897	3,981,512
Federal and state income tax expense	954,507	1,123,454	667,296	1,122,942

Net income	$2,231,484	$2,773,214	$2,266,601	$2,858,570
Less net income attributable to noncontrolling interests	106,524	98,245	103,446	130,006

Net income attributable to QCR Holdings, Inc.	$2,124,960	$2,674,969	$2,163,155	$2,728,564

Earnings per common share:
Basic	$0.23	$0.35	$(0.01)	$0.36
Diluted	$0.23	$0.34	$(0.01)	$0.35

Note 18. Parent Company Only Financial Statements

The following is condensed financial information of QCR Holdings, Inc. (parent company only):

Condensed Balance Sheets

December 31, 2012 and 2011

Assets	2012	2011
Cash and due from banks	$1,072,434	$3,542,484
Interest-bearing deposits at financial institutions	185,113	183,176
Securities available for sale, at fair value	1,406,876	1,252,658
Investment in bank subsidiaries	182,465,733	181,045,066
Investment in nonbank subsidiaries	1,202,791	2,510,382
Premises and equipment, net	3,318,757	—
Other assets	7,720,933	5,196,321

Total assets	$197,372,637	$193,730,087

Liabilities and Stockholders’ Equity
Liabilities:
Other borrowings	$10,077,769	$6,231,663
Junior subordinated debentures	36,085,000	36,085,000
Other liabilities	10,776,047	9,032,260

Total liabilities	56,938,816	51,348,923

Stockholders’ Equity:
Preferred stock	54,867	65,090
Common stock	5,039,448	4,879,435
Additional paid-in capital	78,912,791	89,702,533
Retained earnings	53,326,542	44,585,902
Accumulated other comprehensive income	4,706,683	4,754,714
Treasury stock	(1,606,510)	(1,606,510)

Total stockholders’ equity	140,433,821	142,381,164

Total liabilities and stockholders’ equity	$197,372,637	$193,730,087

Condensed Statements of Income

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Total interest income	$57,136	$62,521	$43,157
Equity in net income of bank subsidiaries	17,206,086	14,449,843	11,223,115
Equity in net income of nonbank subsidiaries	168,934	174,058	199,285
Other *	657,733	129,773	46,030

Total income	18,089,889	14,816,195	11,511,587

Interest expense	1,408,948	1,562,323	2,296,446
Salaries and employee benefits	4,717,609	4,078,474	3,153,062
Professional fees	988,306	1,103,910	1,192,225
Other-than-temporary impairment losses on securities	62,400	118,847	—
Other	760,618	783,460	743,859

Total expenses	7,937,881	7,647,014	7,385,592

Income before income tax benefit	10,152,008	7,169,181	4,125,995

Income tax benefit	2,465,759	2,522,467	2,460,684

Net income	$12,617,767	$9,691,648	$6,586,679

*	For the year ended December 31, 2012, includes pre-tax gain of approximately $580 thousand on the sale of a 2.25% equity interest in a company providing data processing services to merchant credit card acquiring businesses.

Condensed Statements of Cash Flows

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$12,617,767	$9,691,648	$6,586,679
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions in excess of (less than) earnings of:
Bank subsidiaries	(3,706,086)	(4,449,843)	(4,573,115)
Nonbank subsidiaries	(132,911)	133,951	(141,234)
Depreciation	—	54	590
Other-than-temporary impairment losses on securities	62,400	118,847	—
Stock-based compensation expense	849,760	646,419	533,271
Increase in other assets	(437,827)	(65,205)	(2,935,064)
Increase in other liabilities	1,930,733	658,610	926,645

Net cash provided by operating activities	11,183,836	6,734,481	397,772

Cash Flows from Investing Activities:
Net increase in interest-bearing deposits at financial institutions	(1,937)	(1,227)	(940)
Purchase of securities available for sale	(53,501)	(58,149)	(27,980)
Capital infusion, bank subsidiaries	—	(1,693,679)	(2,700,000)
Increase in cash from dissolution of VPHC	99,645	—	—

Net cash provided by (used in) investing activities	44,207	(1,753,055)	(2,728,920)

Cash Flows from Financing Activities:
Net increase (decrease) in other borrowings	2,008,099	1,107,630	(2,491,727)
Proceeds from issuance of Series A Subordinated Notes and detachable warrants to purchase 54,000 shares of common stock	—	—	2,700,000
Payment of cash dividends on common and preferred stock	(4,088,949)	(3,712,493)	(4,052,089)
Redemption of 10,223 shares of Series F Noncumulative Perpetual Preferred Stock, net	(10,223,000)	—	—
Proceeds from issuance of 40,090 shares of Series F Noncumulative Perpetual Preferred Stock, net	—	39,996,922	—
Redemption of Series D Cumulative Perpetual Preferred Stock, net	—	(38,237,000)	—
Repurchase of 521,888 shares of common stock warrants issued in conjunction with Series D Cumulative Perpetual Preferred Stock	—	(1,100,000)	—
Proceeds from issuance of Series E Noncumulative Convertible Perpetual Preferred Stock, net	—	—	3,187,233
Proceeds from issuance of common stock, net	994,174	477,339	261,547
Purchase of noncontrolling interests	(2,388,417)	—	(149,032)

Net cash used in financing activities	(13,698,093)	(1,467,602)	(544,068)

Net increase (decrease) in cash and due from banks	(2,470,050)	3,513,824	(2,875,216)
Cash and due from banks:
Beginning	3,542,484	28,660	2,903,876

Ending	$1,072,434	$3,542,484	$28,660

Supplemental Schedule of Noncash Investing Activities:
Dissolution of VPHC (see Note 1)
Assets acquired:
Cash	$99,645	$—	$—
Premises	3,318,757	—	—
Other assets	12,473	—	—

Total assets	3,430,875	—	—

Liabilities assumed:
Other borrowings	1,838,007	—	—
Other liabilities	14,461	—	—

Total liabilities	1,852,468	—	—

Net	1,578,407	—	—

Note 19. Fair Value

Accounting guidance on fair value measurements uses a hierarchy intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

•	Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in markets;

•

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement

Assets measured at fair value on a recurring basis comprise the following at December 31, 2012 and 2011:

		Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:
Securities available for sale:
U.S. govt. sponsored agency securities	$338,609,371	$—	$338,609,371	$—
Residential mortgage-backed securities	163,601,103	—	163,601,103	—
Municipal securities	26,185,736	—	26,185,736	—
Trust preferred securities	139,400	—	139,400	—
Other securities	1,624,376	234,453	1,389,923	—

	$530,159,986	$234,453	$529,925,533	$—

December 31, 2011:
Securities available for sale:
U.S. govt. sponsored agency securities	$428,955,220	$—	$428,955,220	$—
Residential mortgage-backed securities	108,853,749	—	108,853,749	—
Municipal securities	25,689,364	—	25,689,364	—
Trust preferred securities	80,800	—	80,800	—
Other securities	1,450,158	191,506	1,258,652	—

	$565,029,291	$191,506	$564,837,785	$—

There were no transfers of assets or liabilities between Levels 1, 2, and 3 of the fair value hierarchy during the years ended December 31, 2012 or 2011.

A small portion of the securities available for sale portfolio consists of common stocks issued by various unrelated bank holding companies and mutual funds. The fair values used by the Company are obtained from an independent pricing service, which represent quoted market prices for the identical securities (Level 1 inputs).

The remainder of the securities available for sale portfolio consist of securities whereby the Company obtains fair values from an independent pricing service. The fair values are determined by pricing models that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level 2 inputs).

Certain financial assets are measured at fair value on a non-recurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Assets measured at fair value on a non-recurring basis comprise the following at December 31, 2012 and 2011:

		Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:
Impaired loans/leases	$18,054,234	$—	$—	$18,054,234
Other real estate owned	4,270,901	—	—	4,270,901

	$22,325,135	$—	$—	$22,325,135

December 31, 2011:
Impaired loans/leases	$19,603,360	$—	$—	$19,603,360
Other real estate owned	9,056,619	—	—	9,056,619

	$28,659,979	$—	$—	$28,659,979

Impaired loans/leases are evaluated and valued at the time the loan/lease is identified as impaired, at the lower of cost or fair value and are classified as a Level 3 in the fair value hierarchy. Fair value is measured based on the value of the collateral securing these loans/leases. Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable and is determined based on appraisals by qualified licensed appraisers hired by the Company. Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business.

Other real estate owned in the table above consists of property acquired through foreclosures and settlements of loans. Property acquired is carried at the estimated fair value of the property, less disposal costs, and is classified as a Level 3 in the fair value hierarchy. The estimated fair value of the property is determined based on appraisals by qualified licensed appraisers hired by the Company. Appraised and reported values are discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the property.

For impaired loans/leases and other real estate owned, the Company records carrying value at fair value less disposal or selling costs. The amounts reported in the tables above are fair values before the adjustment for disposal or selling costs.

There have been no changes in valuation techniques used for any assets measured at fair value during the years ended December 31, 2012 or 2011.

The following table presents the carrying values and estimated fair values of financial assets and liabilities carried on the Company’s consolidated balance sheets, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis:

	Fair Value Heirarchy Level	As of December 31, 2012		As of December 31, 2011
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and due from banks	Level 1	$61,568,446	$61,568,446	$53,136,710	$53,136,710
Federal funds sold	Level 2	26,560,000	26,560,000	20,785,000	20,785,000
Interest-bearing deposits at financial institutions	Level 2	22,359,490	22,359,490	26,750,602	26,750,602
Investment securities:
Held to maturity	Level 3	72,079,385	73,005,706	200,000	200,000
Available for sale	See Previous Table	530,159,986	530,159,986	565,029,291	565,029,291
Loans/leases receivable, net	Level 3	16,716,883	18,054,234	18,151,259	19,603,360
Loans/leases receivable, net	Level 2	1,250,745,552	1,262,090,766	1,163,804,976	1,183,213,640
Deposits:
Nonmaturity deposits	Level 2	1,039,572,326	1,039,572,326	867,972,148	867,972,148
Time deposits	Level 2	334,541,774	337,343,000	337,485,640	341,224,852
Short-term borrowings	Level 2	171,082,961	171,082,961	213,536,450	213,536,450
Federal Home Loan Bank advances	Level 2	202,350,000	220,815,000	204,750,000	223,678,000
Other borrowings	Level 2	138,239,762	154,101,000	136,231,663	151,813,000
Junior subordinated debentures	Level 2	36,085,000	18,786,000	36,085,000	18,444,000

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. For certain financial assets and liabilities, carrying value approximates fair value due to the nature of the financial instrument. These instruments include: cash and due from banks, federal funds sold, interest-bearing deposits at financial institutions, non-maturity deposits, and short-term borrowings. The Company used the following methods and assumptions in estimating the fair value of the following instruments:

Securities held to maturity: The fair values are estimated using pricing models that consider certain observable market data, however, as most of the securities have limited or no trading activity and are not rated, the fair value is partially dependent upon unobservable inputs.

Loans/leases receivable: The fair values for all types of loans/leases are estimated using discounted cash flow analyses, using interest rates currently being offered for loans/leases with similar terms to borrowers with similar credit quality. The fair value of loans held for sale is based on quoted market prices of similar loans sold in the secondary market.

Deposits: The fair values disclosed for demand deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregate expected monthly maturities on time deposits.

FHLB advances and junior subordinated debentures: The fair value of these instruments is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Other borrowings: The fair value for the wholesale repurchase agreements and fixed rate other borrowings is estimated using rates currently available for debt with similar terms and remaining maturities. The fair value for variable rate other borrowings is equal to its carrying value.

Commitments to extend credit: The fair value of these commitments is not material.

Note 20. Business Segment Information

Selected financial and descriptive information is required to be disclosed for reportable operating segments, applying a “management perspective” as the basis for identifying reportable segments. The management perspective is determined by the view that management takes of the segments within the Company when making operating decisions, allocating resources, and measuring performance. The segments of QCR Holdings, Inc. have been defined by the structure of the Company’s internal organization, focusing on the financial information that the Company’s operating decision-makers routinely use to make decisions about operating matters.

The Company’s primary segment, Commercial Banking, is geographically divided by markets into the secondary segments which are the three subsidiary banks wholly-owned by the Company: QCBT, CRBT, and RB&T. Each of these secondary segments offer similar products and services, but are managed separately due to different pricing, product demand, and consumer markets. Each offers commercial, consumer, and mortgage loans and deposit services.

The Company’s Wealth Management segment represents trust and asset management and investment management and advisory services offered at the Company’s three subsidiary banks in aggregate. This segment generates income primarily from fees charged based on assets under administration for corporate and personal trusts, custodial services, and investments managed. No assets of the subsidiary banks have been allocated to the Wealth Management segment.

The Company’s All Other segment includes the operations of all other consolidated subsidiaries and/or defined operating segments that fall below the segment reporting thresholds. This segment includes the corporate operations of the parent and VPHC, which was dissolved and liquidated effective December 31, 2012.

Selected financial information on the Company’s business segments, with all intercompany accounts and transactions eliminated, is presented as follows for the years ended December 31, 2012, 2011, and 2010:

	Commercial Banking
	Quad City Bank & Trust	Cedar Rapids Bank & Trust	Rockford Bank & Trust	Wealth Management	All other	Intercompany Eliminations	Consolidated Total
Twelve Months Ended December 31, 2012
Total revenue	$47,984,123	$26,697,921	$12,955,951	$5,993,437	$745,682	$(379,946)	$93,997,168
Net interest income	33,770,092	15,717,038	9,630,481	—	(1,468,351)	—	57,649,260
Net income attributable to QCR Holdings, Inc.	9,915,267	5,786,446	857,610	646,762	(4,577,566)	(10,752)	12,617,767
Total assets	1,177,294,502	625,713,218	313,824,607	—	14,906,904	(38,008,739)	2,093,730,492
Provision for loan/lease losses	1,527,767	1,275,000	1,568,000	—	—	—	4,370,767
Goodwill	3,222,688	—	—	—	—	—	3,222,688

Twelve Months Ended December 31, 2011
Total revenue	$47,952,867	$28,406,789	$13,518,534	$5,477,913	$228,900	$(399,877)	$95,185,126
Net interest income	30,831,946	15,856,555	9,085,293	—	(1,628,938)	—	54,144,856
Net income attributable to QCR Holdings, Inc.	8,176,665	5,154,769	329,251	789,159	(4,733,869)	(24,327)	9,691,648
Total assets	1,113,435,783	560,076,246	294,382,640	—	14,826,484	(16,111,099)	1,966,610,054
Provision for loan/lease losses	2,735,014	1,655,000	2,226,000	—	—	—	6,616,014
Goodwill	3,222,688	—	—	—	—	—	3,222,688

Twelve Months Ended December 31, 2010
Total revenue	$47,708,698	$29,221,682	$13,718,493	$5,103,747	$147,577	$(396,943)	$95,503,254
Net interest income	28,664,024	15,568,717	8,041,016	—	(2,409,989)	—	49,863,768
Net income attributable to QCR Holdings, Inc.	5,767,982	3,565,637	729,714	1,159,782	(4,581,870)	(54,566)	6,586,679
Total assets	1,025,699,414	546,789,724	271,378,714	—	11,622,441	(18,855,077)	1,836,635,216
Provision for loan/lease losses	2,457,618	4,200,000	806,000	—	—	—	7,463,618
Goodwill	3,222,688	—	—	—	—	—	3,222,688

Note 21. Acquisition of 20% Noncontrolling Interest in m2 Lease Funds

On August 27, 2012, the Company’s largest subsidiary bank, QCBT, entered into an amendment to the operating agreement of m2 and purchased the remaining 20% noncontrolling interest in m2 for $4,501,442. The purchase price and related acquisition costs exceeded the book value by $2,133,417. This excess is reflected as a reduction in additional paid in capital. The acquisition is structured in two payments with the initial payment of $1,653,755 made on September 11, 2012 and the final payment of $3,307,509 due in September 2015. QCBT calculated the present value of this future payment using a discount rate of 5% and recorded a resulting liability of $2,847,687. QCBT is accreting the discount of $459,822 using the effective yield method over the three year period to the final payment date. During the year ended December 31, 2012, accretion totaled $47,758, and, as a result, the liability related to the final payment due totals $2,895,445 at December 31, 2012.

In conjunction with the purchase agreement, the Company also entered into an agreement with the Chief Executive Officer and former 20% owner of m2, whereby he will be provided additional consideration equal to 20% of the earnings of m2 for the period from September 2012 through the earlier of August 2015 or his separation from service. The payment under this arrangement will also be due in September 2015. Because the payment is contingent upon future service, QCBT is accruing the liability and related compensation expense over the service period. As of December 31, 2012, $195,715 has been accrued and expensed related to this obligation.

Note 22. Sale of Credit Card Loan Receivables and Credit Card Issuing Operations for QCBT

On January 31, 2013, QCBT entered into an agreement to sell its credit card loan receivables totaling approximately $10,180,000. This transaction closed on February 15, 2013 and resulted in a pre-tax gain, net of expenses, of approximately $435,000. As a part of the agreement, QCBT also agreed to sell its credit card issuing operations to the purchaser. The gain to be realized on this transaction is wholly dependent upon successful re-contracting of QCBT’s agent bank customer base with the purchaser. The re-contracting period expires March 15, 2013 and the maximum pre-tax gain expected to be realized is approximately $440,000.

Note 23. Acquisition of Community National Bancorporation and Community National Bank

On February 13, 2013, the Company signed a definitive agreement to acquire Community National Bancorporation (“Community National”) and Community National Bank (“CNB”). Community National is a bank holding company providing bank and bank related services through its wholly-owned bank subsidiary, CNB. CNB is a commercial bank headquartered in Waterloo, Iowa and serves Waterloo, Cedar Falls, and Mason City, Iowa and Austin, Minnesota. As a de novo bank, CNB commenced its operations in 1997. As of December 31, 2012, Community National had total assets of $287.7 million, net loans receivable of $205.2 million, deposits of $247.8 million, and stockholders’ equity of $19.3 million.

The Company will acquire 100% of Community National’s outstanding common stock for aggregate consideration consisting 70% of Company common stock and 30% cash. Subject to certain adjustments, each share of Community National common stock will receive 0.40 shares of the Company’s common stock and cash consideration of $3.00. Based on the closing price of the Company’s common stock on February 13, 2013, the implied valuation of the acquisition is approximately $20.1 million. The transaction is subject to approval by banking regulators, approval by Community National shareholders, and certain closing conditions.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

QCR HOLDINGS, INC.,

QCR ACQUISITION, LLC

AND

COMMUNITY NATIONAL BANCORPORATION

FEBRUARY 13, 2013

i

INDEX OF DISCLOSURE SCHEDULES

Schedule 3.1	Company Organization

Schedule 3.2	Company Subsidiary Organization

Schedule 3.4	No Conflict

Schedule 3.6	Company Subsidiary Capitalization

Schedule 3.7	Financial Statements and Reports

Schedule 3.11	Loans; Loan Loss Reserve

Schedule 3.12	Taxes

Schedule 3.13	Employee Benefits

Schedule 3.15	Legal Proceedings; Orders

Schedule 3.16	Absence of Certain Changes and Events

Schedule 3.17	Properties, Contracts and Employment Benefit Plans

Schedule 3.19	Insurance

Schedule 3.22	Insider Interests

Schedule 3.27	Investments

Schedule 3.28	Trust Preferred Securities

[Disclosure Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. QCR undertakes to furnish supplementally to the SEC, upon request, a copy of any omitted schedule.]

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this “Agreement”) is entered into as of February 13, 2013, among QCR Holdings, Inc., a Delaware corporation (“Acquiror”), QCR Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acquiror (“Merger Sub”), and Community National Bancorporation, an Iowa corporation (“Company”).

RECITALS

A. The boards of directors of Company, Acquiror and Merger Sub have approved, and deem it advisable and in the best interests of their respective companies and stockholders to consummate, the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”) with Merger Sub as the surviving entity (sometimes referred to in such capacity as the “Surviving Entity”).

B. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also agree to certain prescribed conditions to the Merger.

C. The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

D. Company wishes to transfer to Acquiror, and Acquiror wishes to assume, upon the terms and conditions set forth herein: (i) certain assets and certain liabilities related to the trust preferred securities (the “Trust Preferred Securities”) issued by the Trusts; and (ii) the obligations of Company pursuant to the subordinated notes issued by Company to each Trust (such obligations, the “Trust Debentures” and such transfer and assumption as described in clauses (i) and (ii), the “TRUPS Assumption”).

E. Certain stockholders of Company have entered into a Voting Agreement, the form of which is attached hereto as Exhibit A, by which they have agreed to vote in favor of this Agreement and the consummation of the Contemplated Transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Delaware Act and the IBCA, at the Effective Time, Company shall be merged with and into Merger Sub pursuant to the provisions of, and with the effects provided in, the Delaware Act and the IBCA, the separate corporate existence of Company shall cease and Merger Sub will be the Surviving Entity.

Section 1.2 Effective Time; Closing.

(a) Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Acquiror and Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and Company may agree in writing (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b) The parties hereto agree to file on the Closing Date a certificate of merger, as contemplated by the Delaware Act (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, and an articles of merger, as contemplated by the IBCA (the “Articles of Merger”), with the Secretary of State of the State of Iowa. The Merger shall become effective as of the date and time specified in the Certificate of Merger and the Articles of Merger (the “Effective Time”).

Section 1.3 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger, the Articles of Merger and the applicable provisions of the Delaware Act and the IBCA. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4 Certificate of Formation. The certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.5 Operating Agreement. The operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.6 Manager. The manager of Merger Sub immediately prior to the Effective Time shall be the manager of the Surviving Entity.

Section 1.7 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither Acquiror nor Company by reason of this Agreement shall be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

Section 1.8 TRUPS Assumption. As of the Effective Time and upon the terms and conditions set forth herein: (a) Company will sell, assign, transfer, convey and deliver to Acquiror, and Acquiror will acquire from Company, all of the rights, title and interests of Company in the Trusts, including the Common Securities, free and clear of any security interest, lien, encumbrance or other charge and all records associated therewith; (b) Acquiror will assume and discharge all of Company’s covenants, agreements and obligations under and relating to the Trust Preferred Securities and the Trust Debentures, including the due and punctual payment of interest on all of the Trust Debentures; and (c) Acquiror will cause each Trust to discharge its obligations with respect to the Trust Preferred Securities arising after the Effective Time in accordance with the terms and conditions of the agreements related to the Trust Preferred Securities and the TRUPS Assumption.

Section 1.9 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that it deems such a change to be desirable; provided, that: (a) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger or (ii) materially impede or delay consummation of the Merger. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

Section 2.1 Merger Consideration; Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Company or the holder of any of the following securities:

(a) Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall thereafter represent one membership interest of the Surviving Entity.

(b) Each share of common stock of Company, no par value (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled and retired pursuant to Section 2.1(c) and Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration and thereupon shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. Each certificate previously evidencing any such share of Company Common Stock outstanding immediately prior to the Effective Time (“Company Stock Certificate”) (other than shares cancelled and retired pursuant to Section 2.1(c) and Dissenting Shares) shall thereafter represent only the right to receive, upon surrender of such certificate in accordance with Section 2.3, Per Share Merger Consideration (and cash in lieu of any fractional shares in accordance with Section 2.2). The holders of Company Stock Certificates shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by law.

(c) Each share of Company Common Stock held as treasury stock or otherwise held by Company or Company Bank (other than in a fiduciary capacity), if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no Per Share Merger Consideration shall be exchanged therefor.

Section 2.2 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of shares of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.3 Exchange of Certificates.

(a) At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to IST Shareholder Services, Acquiror’s exchange agent (the “Exchange Agent”), for the benefit of the holders of Company Stock Certificates for exchange in accordance with this ARTICLE 2: (i) a sufficient number of shares of Acquiror Common Stock for payment of the aggregate Per Share Stock Consideration; (ii) sufficient cash for payment of the aggregate Per Share Cash Consideration; and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.2. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund.” Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b) Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more Company Stock Certificates a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of the Company Stock Certificates pursuant to this Agreement.

(c) Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed Letter of Transmittal, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its portion of the Merger Consideration deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(e) No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1(b). No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(f) Any portion of the Conversion Fund that remains unclaimed by the stockholders of Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for the issuance of the Per Share Stock Consideration, the payment of the Per Share Cash Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on such Per Share Stock Consideration. Notwithstanding the foregoing, none of Acquiror, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity in its reasonable judgment, the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement.

Section 2.4 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to holders of Company Common Stock pursuant to the provisions of any applicable Legal Requirements, including Section 490.1302 of the IBCA, any shares of Company Common Stock held by a Person who objects to the Merger, whose shares were not voted in favor of the Merger and who complies with and satisfies all of the provisions of the applicable Legal Requirements concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person’s shares and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such Company stockholders, the “Dissenting Shares”), shall not be converted pursuant to Section 2.1, but shall become the right to receive such consideration as may be determined to be due the holder of such Dissenting Shares pursuant to applicable Legal Requirements; provided, however, that each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to applicable Legal Requirements, shall be deemed to have been converted, as of the Effective Time, into the right to receive the consideration as is determined in accordance with this ARTICLE 2.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Acquiror as follows:

Section 3.1 Company Organization. Company: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHCA”); and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Company has delivered or made available to Acquiror copies of the Company Articles of Incorporation and the Company Bylaws and all amendments thereto, each of which are true, complete and correct, and in full force and effect as of the date of this Agreement.

Section 3.2 Company Subsidiary Organization. Company Bank is a nationally-chartered bank duly organized, validly existing and in good standing under the laws of the U.S. Each other Subsidiary of Company is duly organized, validly existing and in good standing in its state or jurisdiction of organization. Each Subsidiary of Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. The deposit accounts of Company Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Company and all amendments, each of which are true, complete and correct, and in full force and effect as of the date of this Agreement.

Section 3.3 Authorization; Enforceability. Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation or charter (or similar organizational documents) or bylaws, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors or stockholders of, Company or any of its Subsidiaries; (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Company Material Contract; or (d) result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by Company or its Subsidiaries. Except for the Requisite Regulatory Approvals and the Company Stockholder Approval, neither Company nor any of its Subsidiaries is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5 Company Capitalization.

(a) The authorized capital stock of Company currently consists exclusively of: (i) 10,000,000 shares of Company Common Stock, of which, as of December 31, 2012 (the “Company Capitalization Date”), 2,087,932 shares were issued and outstanding; and (ii) 1,000,000 shares of Company’s preferred stock, no par value (“Company Preferred Stock”), of which no shares are designated and outstanding. Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Company or any of its Subsidiaries; and (ii) no contractual obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of Company or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of Company. Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6 Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7 Financial Statements and Reports. Schedule 3.7 sets forth true and complete copies of the following financial statements (collectively, the “Company Financial Statements”): (a) the audited consolidated balance sheets of Company and its Subsidiaries as of December 31, 2009 and 2010 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; (b) the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2011 (the “Audited Balance Sheet,” and such date, the “Audited Balance Sheet Date”) and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal year then ended; and (c) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of December 31, 2012 (the “Interim Balance Sheet”) and the related statement of income for the twelve-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Financial Company Statements are complete and correct and have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved. Each balance sheet (including any related notes) included in the Company Financial Statements presents fairly the consolidated financial position of Company and its Subsidiaries as of the date thereof, and each income statement (including any related notes) and statement of cash flow included in the Company Financial Statements presents fairly the consolidated results of operations and cash flow, respectively, of Company and its Subsidiaries for the period set forth therein; provided, however, that the Interim Financial Statements contain all adjustments necessary for a fair presentation, subject to normal, recurring year-end adjustments (which adjustments will not be, individually or in the aggregate, material), and lack footnotes. Each of the audited Company Financial Statements has been certified by Company’s independent auditor, who has expressed an unqualified opinion on such Company Financial Statements, and each of the unaudited or Interim Financial Statements and the Company Closing Balance Sheet (as defined in Section 8.14(a)) has been certified by Company’s chief executive officer and principal accounting officer. The books, records and accounts of each of Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and all items of income and expense, assets and liabilities and accruals relating to Company and its Subsidiaries, as applicable.

Section 3.8 Regulatory Reports. Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2011, with the FDIC, the Federal Reserve, the OCC and any other applicable federal or state securities or banking authorities. Such forms, reports and documents: (a) complied as to form with applicable Legal Requirements; and (b) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

Section 3.9 Books and Records. The books of account, minute books, stock record books and other records of Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Company and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective stockholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of Company and its Subsidiaries.

Section 3.10 Properties. Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the most recent Company Financial Statements; (b) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected on the Company Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements or otherwise incurred in the Ordinary Course of Business; (d) the issued and outstanding shares of the common stock of Company Bank pledged to West Bank in connection with Company’s outstanding debt obligation to West Bank

(the “West Bank Note”); (e) collateral pledged to the FHLB in the Ordinary Course of Business; (f) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and (g) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held (collectively, the “Permitted Exceptions”). Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of Company, the lessor. All buildings and structures owned by Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.11 Loans; Loan Loss Reserve.

(a) Each loan, loan agreement, note, lease or other borrowing agreement by Company Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines; provided, however, any representation made in this Section 3.11(a) will not be deemed to be a representation of the collectability of such loans.

(b) All Company Loans originated or purchased by Company Bank were made or purchased in the Ordinary Course of Business of Company Bank and in accordance with the policies of the board of directors of Company Bank; provided, however, if there were any exceptions to such policies, such exceptions were noted in the credit review documents made available to the board of directors of Company Bank. Company Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, except as noted in Section 3.11(a), and Company Bank has complied in all material respects with all Legal Requirements relating to such Company Loans.

(c) Company Bank is not a party to any Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which Company Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by Company Bank; (iii) that has been listed on any “watch list” or similar internal report of Company Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; or (v) with respect to which, to the Knowledge of Company, potential violations of any Environmental Laws have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan.

(d) Company Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of Company Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Company Bank’s internal policies, and, in the reasonable judgment of Company Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

(e) To the Knowledge of Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of Company Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above in Section 3.11(a)) and all uncollectible loans have been charged off.

Section 3.12 Taxes.

(a) Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it on or before the Closing Date for all taxable or reporting periods ending on or before the Closing Date, and each such Tax Return is true, correct and complete in all material respects. Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Company and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b) Subject to the pending audit of Company Bank by the IRS for the fiscal year 2010 (the “IRS Audit”), there is no claim or assessment pending or, to the Knowledge of Company, threatened against Company and its Subsidiaries for any Taxes that they owe. Other than the IRS Audit, no audit, examination or investigation related to Taxes paid or payable by Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of Company, threatened by any Regulatory Authority. Neither Company nor its Subsidiaries are the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Company’s or its Subsidiaries’ assets.

(c) Company and each of its Subsidiaries have delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes and franchise taxes owed by Company and its Subsidiaries with respect to the last three (3) fiscal years.

(d) To the Knowledge of Company, Company and each of its Subsidiaries has not engaged in any transaction that could affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax;” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(e) The merger of Community National Bank, Austin and Company Bank was a tax free merger within the meaning of Section 368(a) of the Code and no gain or loss is required to be recognized by Company and any of its Subsidiaries with respect to the merger.

Section 3.13 Employee Benefits.

(a) Schedule 3.13(a) includes a complete and correct list of each Company Benefit Plan. Company previously has delivered to Acquiror true and complete copies of the following with respect to each Company Benefit Plan, except as provided in Section 5.11: (i) copies of each Company Benefit Plan, and all related plan descriptions; (ii) the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iii) other material plan documents. In addition, Company has delivered to Acquiror true and complete copies of the following:

(w) all contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors that relate to any Company Benefit Plan;

(x) all notices and other communications that were given by Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL, the PBGC, or any participant or beneficiary, pursuant to applicable law, within the four (4) years preceding the date of this Agreement;

(y) all notices or other communications that were given by the IRS, the PBGC, or the DOL to Company, any Subsidiary, or any Company Benefit Plan within the four (4) years preceding the date of this Agreement; and

(z) the name and annual salary of each director and employee of Company and Company Bank, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Company or Company Bank to or for the benefit of each such employee for the year ended December 31, 2012, and for the current year.

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements to employees or former employees of Company or any Subsidiary under any Company Benefit Plan or any other increase in the liabilities of Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement.

(c) None of Company or any Company ERISA Affiliate maintains or participates, or has ever maintained or participated, in (i) a plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code, or (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA. None of Company or any Company ERISA Affiliate or, to their knowledge, any director or employee of Company or any Company ERISA Affiliate, or any fiduciary of any Company Benefit Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or, to Company’s Knowledge, any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code in connection with such Company Benefit Plan.

(d) Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS, or satisfies the provisions of IRS Announcement 2001-77, Section II, if applicable, to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Company’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust. Prior to Closing, Company will provide Acquiror with copies of the most recent IRS determination letters (or opinion or advisory letters) for each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code.

(e) Each Company Benefit Plan is, and since its inception, has been administered in material compliance with its terms and with all applicable laws, rules and regulations governing such Company Benefit Plan, including the rules and regulations promulgated by the DOL, the PBGC and the IRS under ERISA, the Code or any other applicable law. Neither Company nor any Company ERISA Affiliate has breached any of the responsibilities, obligations or duties imposed on it by ERISA. No Company Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System or any similar system, nor under any DOL amnesty program, and neither Company nor any Company ERISA Affiliate anticipates any such submission of any Company Benefit Plan.

(f) Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement. To Company’s Knowledge, there is no reasonable basis for any such litigation, claim or assessment.

(g) No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. Every Company Benefit Plan fiduciary and official is bonded to the extent required by Section 412 of ERISA.

(h) All accrued contributions and other payments to be made by Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements. None of Company or any Subsidiary is in default in performing any of its contractual obligations under any of the Company Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Company Benefit Plan other than liabilities for benefits to be paid to participants in such Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan. Except to the extent reserved for and reflected in the Company Financial Statements in accordance with this subsection (h), none of Company or any Subsidiary has committed to, or announced, a change to any Company Benefit Plan that increases the cost of the Company Benefit Plan to Company or any Subsidiary.

(i) No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would exceed the amount deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(j) There are no obligations or liabilities, whether outstanding or subject to future vesting, for any post-retirement benefits to be paid to participants under any of the Company Benefit Plans or otherwise. Company and its Subsidiaries have complied in all respects with the requirements for continued healthcare coverage under ERISA Section 601 et seq. and Code Section 4980B.

(k) No condition exists as a result of which Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for Company or any Subsidiary as an independent contractor rather than as an employee.

(l) The provisions of any Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” under Code Section 409A, and the operation of any such plan, have at all times been in compliance with Code Section 409A or guidance issued thereunder.

Section 3.14 Compliance with Legal Requirements. Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses. Company and each of its Subsidiaries is, and at all times since January 1, 2011, has been, in compliance with each material Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither Company nor any of its Subsidiaries has received, at any time since January 1, 2009, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.15 Legal Proceedings; Orders.

(a) Since January 1, 2011, there have been, and currently are, no Proceedings or Orders pending, entered into or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries or any of their respective assets, businesses, current or former directors or executive officers, or the Contemplated Transactions, that have not been fully satisfied or terminated. No officer, director, agent or employee of Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the businesses of Company or any of its Subsidiaries as currently conducted.

(b) Except as noted in Schedule 3.15, neither Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request; of any Regulatory Authority that currently: (x) restricts in any material respect the conduct of its business; (y) that in any manner relates to its capital adequacy; (z) restricts its ability to pay dividends or interest; or (aa) limits in any material manner its credit or risk management policies, its management or its business; nor are any of the foregoing threatened by any Regulatory Authority.

Section 3.16 Absence of Certain Changes and Events. Since December 31, 2011, Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2012, there has not been any:

(a) change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b) amendment to their articles of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or shareholders with respect to the same;

(c) payment or increase of any bonus, salary or other compensation to any of their shareholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any shareholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is not terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d) adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Employee Benefit Plan;

(e) damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $25,000;

(f) entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g) except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by Company Bank of more than $25,000 in the aggregate;

(h) Company Loan or commitment to make any Company Loan other than in the Ordinary Course of Business;

(i) Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of Company Bank, or has been classified by Company Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(j) incurrence by them of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(k) sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(l) cancellation or waiver by them of any claims or rights with a value in excess of $25,000;

(m) any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by Company or any of its Subsidiaries) exceeding $50,000 or aggregate investments of a capital nature exceeding $100,000;

(n) except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o) transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p) material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of their business or operations, except for such changes as may be required in the opinion of the management of Company or its Subsidiaries, as applicable, to respond to then-current market or economic conditions or as may be required by any Regulatory Authorities;

(q) filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(r) discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s) entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, in a single transaction in excess of $25,000 in aggregate value, except for the pledging of collateral to secure public funds (including FHLB advances) or entry into any repurchase agreements in the Ordinary Course of Business;

(t) purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(u) hiring of any employee with an annual salary in excess of $40,000, except for employees at will who are hired to replace employees who have resigned or whose employment has otherwise been terminated;

(v) agreement, whether oral or written, by it to do any of the foregoing; or

(w) to the Knowledge of Company, event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 3.17 Properties, Contracts and Employee Benefit Plans. Except for Contracts evidencing Company Loans made by Company Bank in the Ordinary Course of Business, Schedule 3.17 lists or describes the following with respect to Company and each of its Subsidiaries:

(a) all interests in real property owned by them, including OREO, and the principal buildings and structures located thereon, together with the address of such real estate, and each lease of real property to which it is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office;

(b) all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it, exclusive of deposit agreements with customers of Company Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements;

(c) each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $25,000;

(d) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of it in excess of $25,000;

(e) each Contract not referred to elsewhere in this Section 3.17 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on Company or its Subsidiaries;

(f) each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate payments of less than $15,000);

(g) each licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (collectively, “Intellectual Property Assets”), including agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its Intellectual Property Assets;

(h) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i) each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j) each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of Company or its Subsidiaries or limit, in any material respect, the ability of Company or its subsidiaries to engage in any line of business or to compete with any Person;

(k) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(l) any employment agreement, consulting agreement, non-competition, severance or change in control agreement or similar arrangement or plan with respect to each director and executive officer of Company Bank;

(m) the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from Company Bank as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(n) each Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by Company Bank to be responsible for consequential damages;

(o) each Contract for capital expenditures in excess of $25,000;

(p) each warranty, guaranty or other similar undertaking with respect to contractual performance extended by Company or any of its Subsidiaries other than in the Ordinary Course of Business; and

(q) each amendment, supplement and modification in respect of any of the foregoing.

Company and each of its Subsidiaries have delivered or made available to Acquiror true, correct and complete copies of each document, plan or Contract listed and described on Schedule 3.17.

Section 3.18 No Defaults. Each Contract identified or required to be identified on Schedule 3.13(a) and Schedule 3.17 (the “Company Material Contracts”) is in full force and effect and is valid and enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract. Except in the Ordinary Course of Business with respect to any Company Loan, neither Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2011, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.19 Insurance. Schedule 3.19 includes a description of all insurance policies and bonds owned or held by Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees). Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Schedule 3.19 lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past five (5) years that individually or in the aggregate exceed $10,000 and the current status of such claims. All such claims have been filed in due and timely fashion. None of Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past five (5) years.

Section 3.20 Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of Company, threatened, nor to the Knowledge of Company is there any factual basis for any of the foregoing, as a result of any asserted failure of Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of Company, neither Company nor any of its Subsidiaries is the owner of any interest in real estate on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require clean up, removal or some other remedial action under any Environmental Law. Company and each Subsidiary of Company has complied with all Environmental Laws applicable to it and its business operations.

Section 3.21 Fiduciary Accounts. To the Knowledge of Company, Company Bank has properly administered in all respects all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. None of Company, Company Bank or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account.

Section 3.22 Insider Interests. No officer or director of Company or any of its Subsidiaries, any member of the Immediate Family of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve, has any Company Loan or any other agreement with Company or any of its Subsidiaries, any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Company or any of its Subsidiaries.

Section 3.23 Brokerage Commissions. None of Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.24 Approval Delays. To the Knowledge of Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Company Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.25 Labor Matters.

(a) There are no collective bargaining agreements or other labor union Contracts applicable to any employees of Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of Company, threat thereof, by or with respect to any employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or to the Knowledge of Company, threatened, involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Company and its Subsidiaries are in substantial compliance with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the Knowledge of Company, no such investigation is in progress.

Section 3.26 Intellectual Property. Each of Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all Intellectual Property Assets as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of Company, such use does not, and will not, conflict with, infringe on or violate any patent, copyright, trademark, service mark, trade name or any other right of any Person.

Section 3.27 Investments.

(a) Set forth on Schedule 3.27(a) is a complete and correct list and description as of December 31, 2012, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by Company or its Subsidiaries, other than, with respect to Company Bank, in a fiduciary or agency capacity (the “Investment Securities”). Except as set forth on Schedule 3.27(a) with respect to each Investment Security, Company and each Subsidiary has good and marketable title to all Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Permitted Exceptions and except to the extent such Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of Company or Company Bank. A complete and correct list of such pledged Investment Securities is included on Schedule 3.27(a). The Investment Securities are valued on the books of Company and Company Bank in accordance with GAAP.

(b) Except as set forth Schedule 3.27(b) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Company or a Subsidiary to dispose of such investment at any time. With respect to all material repurchase agreements to which Company or a Subsidiary is a party, Company or Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c) None of Company or its Subsidiaries has sold or otherwise disposed of any Investment Securities in a transaction in which the acquiror of such Investment Securities or other person has the right, either conditionally or absolutely, to require Company or a Subsidiary to repurchase or otherwise reacquire any such Investment Securities.

(d) There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which Company or its Subsidiaries is bound.

Section 3.28 Trust Preferred Securities. Company has performed, or has caused each Trust to perform, all of the obligations required to be performed by it and is not in default under the terms of the Trust Debentures or the Trust Preferred Securities or any agreements related thereto.

Section 3.29 Section 280G Payments. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment that would be deemed an “excess parachute payment” under Section 280G of the Code.

Section 3.30 Accuracy of Information Furnished. Neither any representation nor warranty of Company in, nor any Company Disclosure Schedule to, this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No notice given pursuant to Section 5.4 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances under which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as Previously Disclosed or as disclosed in any Acquiror SEC Report filed with or furnished to the SEC prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Acquiror and Merger Sub hereby represent and warrant to Company as follows:

Section 4.1 Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the BHCA; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and the Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no Subsidiaries other than as set forth in the Acquiror SEC Reports.

Section 4.2 Acquiror Subsidiary Organization. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each other Subsidiary of Acquiror, including each Acquiror Banking Subsidiary, is duly organized, validly existing and in good standing in its state or jurisdiction of organization. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. The deposit accounts of each Acquiror Banking Subsidiary are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, which have been made available to Company, are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 4.3 Authorization; Enforceability. Acquiror and Merger Sub have the requisite corporate power and authority to enter into and perform their respective obligations under this Agreement. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub, and the consummation by them of their respective obligations under this Agreement, have been authorized by all necessary corporate action, subject to the receipt of the Requisite Regulatory Approvals, and this Agreement constitutes a legal, valid and binding obligation of Acquiror and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror, Merger Sub or any other of its Subsidiaries; (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Acquiror Material Contract; or (d) result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by Acquiror or any of its Subsidiaries. Except for the Requisite Regulatory Approvals and as set forth on Schedule 4.4, none of Acquiror, Merger Sub or any other Subsidiary of Acquiror is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5 Acquiror Capitalization.

(a) The authorized capital stock of Acquiror currently consists exclusively of: (i) 20,000,000 shares of Acquiror Common Stock, of which, as of December 31, 2012 (the “Acquiror Capitalization Date”), 4,918,202 shares were issued and outstanding, and 121,246 shares were held in the treasury of Acquiror; and (ii) 250,000 shares of Acquiror’s preferred stock, $1.00 par value per share (the “Acquiror Preferred Stock”), of which: (x) 25,000 shares were designated as Series E Non-Cumulative Convertible Perpetual Preferred Stock, 25,000 of which were issued and outstanding; and (y) 40,090 shares were designated as Series F Non-Cumulative Perpetual Preferred Stock, 29,867 of which were issued and outstanding. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid and nonassessable.

(b) As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 355,060 shares of Acquiror Common Stock reserved for issuance in connection with stock options under the Acquiror Benefit Plans; and (ii) 228,604 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under the Acquiror Benefit Plans.

(c) Except pursuant to the Acquiror Benefit Plans as set forth herein, there are, as of the date of this Agreement, no outstanding Contracts, options, agreements or other rights obligating Acquiror or any of its Subsidiaries to purchase or acquire any shares of capital stock of Acquiror.

Section 4.6 Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a) Acquiror has timely filed all Acquiror SEC Reports, and all such Acquiror SEC Reports have complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(b) The audited consolidated financial statements contained or incorporated by reference in Acquiror’s Annual Report on Form 10-K for the year ended December 31, 2011 and the unaudited interim financial statements included in Acquiror’s most recent Quarterly Report on Form 10-Q (collectively, the “Acquiror Financial Statements”) have been prepared in conformity with GAAP applied on a consistent basis, and, together with the notes thereto, present fairly the consolidated financial position of Acquiror and its Subsidiaries at the dates shown and the consolidated results of their operations, changes in stockholders’ equity and cash flows for the periods then ended. The interim financial statements as of, and for, the periods ending after December 31, 2011 included in Acquiror’s most recent Quarterly Report on Form 10-Q, as filed with the SEC, included all adjustments necessary for a fair presentation of the financial position of Acquiror and its subsidiaries and the results of their operations for the interim periods presented, subject to normal, recurring year-end adjustments and the omission of footnote disclosure.

(c) Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2011, with all applicable federal or state securities or banking authorities. Such forms, reports and documents: (i) complied as to form with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

Section 4.7 Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses. Each of Acquiror and each of its Subsidiaries is, and at all times since January 1, 2011, has been, in compliance with each material Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets.

Section 4.8 Legal Proceedings; Orders.

(a) Since January 1, 2011, there have been, and currently are, no Proceedings or Orders pending, entered into or, to the Knowledge of Acquiror, threatened against or affecting Acquiror or any of its Subsidiaries or any of their respective assets, businesses, or the Contemplated Transactions, that have not been fully satisfied or terminated.

(b) Since January 1, 2011, neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently: (x) restricts in any material respect the conduct of its business; or (y) that in any manner relates to its capital adequacy; or (z) restricts its ability to pay dividends; or (aa) limits in any material manner its credit or risk management policies, its management or its business; nor are any of the foregoing threatened by any Regulatory Authority.

Section 4.9 Absence of Certain Changes and Events. Except as otherwise may be set forth in this Agreement, since December 31, 2011, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.10 Brokerage Commissions. Neither Acquiror nor Merger Sub has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.11 Accuracy of Information Furnished. Neither any representation nor warranty of Acquiror in this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No notice given pursuant to Section 6.1 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

COMPANY’S COVENANTS

Section 5.1 Access and Investigation.

(a) Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have full and continuing access to the facilities, operations, records and properties of Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement in accordance with its terms. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Company or any of its Subsidiaries. Upon request, Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by Company or any of its Subsidiaries of any claim of attorney-client privilege), and will permit Acquiror and its Representatives to discuss such information directly with any individual or firm performing auditing or accounting functions for Company or such Subsidiary, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Acquiror or its Representatives. No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information the disclosure of which to Acquiror, in Company’s reasonable judgment, would be prohibited by any applicable Legal Requirement or would result in the breach of any agreement with any third party in effect on the date of this Agreement. If any of the restrictions in the preceding sentence shall apply, Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b) Company shall allow, and cause each of its Subsidiaries to allow, to the extent not precluded by Regulatory Authorities, Representatives of Acquiror to attend, as an observer only, all meetings of the board of directors and committees of the board of directors of Company or its Subsidiaries, including any committee meetings. Company shall give, and cause each of its Subsidiaries to give, reasonable notice to Acquiror of any such meeting and, if known, the agenda for or business to be discussed at such meeting. Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all such meetings or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of Company or its Subsidiaries. It is understood by the parties that Acquiror’s Representative will not have any voting rights with respect to matters discussed at these meetings and that Acquiror is not managing the business or affairs of Company or any of its Subsidiaries. Notwithstanding the foregoing, Acquiror shall not be permitted to attend any portion of a meeting and Company shall not be required, or cause any of its Subsidiaries, to provide Acquiror with any materials, in violation of any applicable Legal Requirement or in any case where Company has been advised by counsel that attendance by Acquiror or that Acquiror’s receipt of such materials would result in a waiver of the attorney-client privilege of Company or any of its Subsidiaries.

(c) All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Confidentiality Agreement dated August 2, 2012, between Company and Acquiror (the “Confidentiality Agreement”).

Section 5.2 Operation of Company and Company Subsidiaries.

(a) Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of Acquiror, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company, Merger Sub or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b) Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by an applicable Legal Requirement, or with the prior written consent of Acquiror, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Company will not, and will cause each of its Subsidiaries not to:

(i) other than pursuant to the terms of a Contract to which Company is party, each as outstanding on the date of this Agreement: (x) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock; or (y) permit any additional shares of Company Common Stock to become subject to new grants;

(ii) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries; or (y) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock;

(iii) amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into: (x) any Company Material Contract; (y) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted; or (z) any Contract or other binding obligation relating to any class of the Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv) enter into loan transactions not in accordance with, or consistent with, past practices of Company Bank and only on terms and conditions that, to the Knowledge of Company, are not materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v) enter into any new credit or new lending relationships in excess of $150,000 with any Person and such Person’s Borrowing Affiliate (as defined below); or (y) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by Company or any of its Subsidiaries;

(vi) maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable), and charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement and place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(vii) sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the

Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to Company and its Subsidiaries, taken as a whole;

(viii) buy or sell any security held, or intended to be held, for investment not in accordance with its current investment policy;

(ix) acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, business, deposits or properties of any other entity;

(x) amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii) except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (x) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Company Employees”), other than an increase of the aggregate compensation of Company Employees, each in the Ordinary Course of Business, of not more than three percent (3%) of the aggregate compensation of all Company Employees as of the date of this Agreement; (y) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees); (z) accept as Previously Disclosed, accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (aa) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (bb) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Legal Requirement;

(xiii) incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xiv) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

(xv) settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $50,000 and that would not: (x) impose any material restriction on the business of Company or its Subsidiaries; or (y) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvi) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii) make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return; or

(xviii) agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2.

Section 5.3 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing, Company shall, and shall cause each of its Subsidiaries to, refrain, without the prior written consent of Acquiror, from taking any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 3.16 is likely to occur. In addition, Company shall, and shall cause Company Bank to, refrain from taking any actions outside its Ordinary Course of Business to increase the Company Minimum Adjusted Net Worth (as defined in Section  8.14(a)) except through normal banking operations, consistent with past practice.

Section 5.4 Advice of Changes. Between the date of this Agreement and Closing, Company shall promptly notify Acquiror in writing if Company attains Knowledge of any fact or condition that causes or constitutes a breach of any of the representations and warranties of Company as of the date of this Agreement, or if Company attains Knowledge of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. If any such fact or condition would require any change in the Company Disclosure Schedules if the Company Disclosure Schedules were dated the date of the occurrence or discovery of any such fact or condition, Company will promptly deliver to Acquiror a supplement to the Company Disclosure Schedules specifying such change. During the same period, Company will promptly notify Acquiror of the occurrence of any breach of any covenant of Company in this Agreement or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in ARTICLE 8 impossible or unlikely.

Section 5.5 Other Offers. During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Company will not, and will cause each of its Subsidiaries and their respective Representatives not to, (i) solicit, initiate or encourage any inquiries or proposals from, (ii) discuss or negotiate with, provide any nonpublic information to, or (iii) consider the merits of any unsolicited inquiries or proposals from, any Person (other than Acquiror) relating to any potential Acquisition Transaction. Notwithstanding the foregoing, in the event that the Company Board determines in good faith and after consultation with outside legal counsel, that an Unsolicited Proposal, which does not result from a breach of this Section 5.5, constitutes or is reasonably likely to result in a Superior Proposal and that failure to pursue such Unsolicited Proposal is reasonably likely to result in a breach of its fiduciary duties under any applicable Legal Requirement, the Company Board may, so long as Company complies at all times with its obligations under this Section 5.5(i) above: (a) furnish information with respect to Company and its Subsidiaries to such Person making such Unsolicited Proposal pursuant to a customary confidentiality agreement; (b) participate in discussions or negotiations regarding such Unsolicited Proposal; and (c) terminate this Agreement in order to concurrently enter into an agreement with respect to such Unsolicited Proposal; provided, however, that the Company Board may not terminate this Agreement pursuant to this Section 5.5 unless and until: (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and during such five (5) Business-Day period, Company otherwise cooperates with Acquiror with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be effected: and (y) at the end of such five (5) Business-Day period the Company Board continues, in good faith and after consultation with outside legal counsel, to believe the Unsolicited Proposal at issue constitutes a Superior Proposal. In addition to the foregoing obligations of Company, Company shall immediately advise Acquiror orally and in writing of any request for information or of any Unsolicited Proposal, the material terms and conditions of such request or Unsolicited Proposal. Company shall keep Acquiror reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Unsolicited Proposal, including the status of any discussions or negotiations with respect to any Superior Proposal.

Section 5.6 Stockholders’ Meeting. Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the IBCA, the Company Articles of Incorporation and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. Company and the Company Board will solicit proxies for the adoption and approval of this Agreement and the Contemplated Transactions from Company stockholders. Company and Company Board will recommend that Company stockholders vote in favor of this Agreement, and Company and the Company Board will not withdraw, qualify or adversely modify (or publicly propose or resolve to withdraw, qualify or adversely modify) the Company Board’s recommendation to Company’s stockholders that Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger.

Section 5.7 Information Provided to Acquiror. Company agrees that the information concerning Company or any of its Subsidiaries that is provided or to be provided by Company to Acquiror for inclusion or that is included in the Registration Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.8 Operating Functions. Company and Company Bank shall cooperate with Acquiror in connection with planning for the efficient and orderly combination of the parties and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date or such later date as Acquiror may decide. Company shall take any action Acquiror may reasonably request prior to the Effective Time to facilitate any combination of the operations of Company Bank with Acquiror’s operations, including those of Acquiror’s subsidiaries. Without limiting the foregoing, Company shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Company and Acquiror shall meet from time to time as Company or Acquiror may reasonably request, to review the financial and operational affairs of Company and Company Bank, and Company shall give due consideration to Acquiror’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement: (a) Acquiror shall not under any circumstance be permitted to exercise control of Company, Company Bank or any of Company’s other Subsidiaries prior to the Effective Time; (b) neither Company nor any of its Subsidiaries shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws; and (c) neither Company nor any of its Subsidiaries shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

Section 5.9 Company Voting Agreement. Concurrently with the execution and delivery of this Agreement, Company shall cause to be executed and delivered to Acquiror a voting agreement, in the form attached hereto as Exhibit A, approving this Agreement and the consummation of the Contemplated Transactions, executed by the stockholders of Company named therein.

Section 5.10 Employment Agreements. Concurrently with the execution and delivery of this Agreement, Company shall cause to be executed and delivered to Acquiror an employment agreement in a form acceptable to the parties, signed by Josef M. Vich and Stacey J. Bentley, to be effective at the Effective Time.

Section 5.11 Company Benefit Plans.

(a) Company will, prior to Closing, provide to Acquiror copies of any documents referenced in Section 3.13 that were not provided prior to the execution of this Agreement. At the request of Acquiror, Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan.

(b) Prior to the Effective Time, Company shall take any and all steps necessary to effectuate the cancellation of any stock option, whether vested or unvested, issued under the Community National Bancorporation Stock Option Plan II or any other stock option plan maintained by Company. Such steps shall include, but not be limited to, Company’s obligation to have each holder of an outstanding stock option execute a stock option cancellation agreement in a form that is reasonably acceptable to Acquiror.

(c) Prior to the Effective Time, correction will be made to the Amended and Restated Change of Control Agreements between Company Bank and each of Josef M. Vich and Stacey J. Bentley, in a manner reasonably acceptable to Acquiror, under IRS Notice 2010-6; provided, however, that to the extent correction under Notice 2010-6 requires attachment of a statement regarding correction under such Notice to an income tax return of the applicable service provider or service recipient, Company will prepare and provide such statement to Acquiror prior to the Effective Time and Acquiror shall then attach such statement to its 2013 tax return.

Section 5.12 Company Subsequent Reports. As soon as reasonably available after the date of this Agreement, Company will deliver to Acquiror, or cause Company Bank to deliver, as the case may be, copies of: (a) monthly unaudited consolidated financial statements of Company in the same format as made available to Company’s management; (b) the Call Reports of Company Bank for each quarterly or annual period completed after the date of this Agreement; and (c) all other reports submitted to Regulatory Authorities after the date of this Agreement, to the extent permitted by applicable Legal Requirements (collectively, the “Company Subsequent Reports”). Except as may be required by changes in any applicable Legal Requirement effective after the date of this Agreement, any Company Subsequent Reports containing financial data shall be prepared on a basis consistent with past accounting practices and shall fairly present in all material respects the financial condition and results of operations for the dates and periods presented. The Company Subsequent Reports will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such Company Subsequent Reports misleading in any material respect.

Section 5.13 Title to Real Estate. As soon as practical after the date hereof, but in any event no later than sixty (60) days after the date hereof, Company shall obtain and deliver to Acquiror, with respect to all interests in real property owned by Company and its Subsidiaries, an owner’s preliminary report of title covering a date subsequent to the date hereof, issued by a title insurance company that is reasonably acceptable to Acquiror, showing fee simple title in Company or its Subsidiary in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.13 shall be borne by Company.

Section 5.14 Surveys. Acquiror may, in its discretion, within forty-five (45) days after the date hereof, require Company to provide at Acquiror’s expense and as soon as practicable prior to the Closing, a current American Land Title Association survey of any or all parcels of real property owned by Company and its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would materially impair the use thereof for the purposes for which it is held or materially impair the value of such property.

Section 5.15 Environmental Investigation.

(a) Acquiror may, in its discretion, within thirty (30) Business Days of the date of this Agreement, require Company to order, at Company’s expense, a Phase I environmental site assessment to be delivered only to Acquiror for each parcel of real property in which Company or any of its Subsidiaries holds an interest (each a “Phase I Report”), conducted by an independent professional consultant reasonably acceptable to Acquiror to determine if any real property in which Company or any of its Subsidiaries holds any interest contains or gives evidence of any adverse environmental condition or any violations of Environmental Laws on any such property. If a Phase I Report discloses any violations or adverse environmental conditions, or reports a reasonable suspicion thereof, then Acquiror may promptly obtain, at Company’s expense, a Phase II environmental report with respect to any affected property which report shall contain an estimate of the cost of any remediation or other follow-up work that may be necessary to address those violations or conditions in accordance with applicable Legal Requirements (each a “Phase II Report,” and collectively referred to with the associated Phase I Report, an “Environmental Report”). Acquiror shall have no duty to act upon any information produced by an Environmental Report for the benefit of Company or any of its Subsidiaries or any other Person, but shall provide such information to Company upon Company’s request.

(b) Upon receipt of the estimate of the costs of all follow-up work to an Environmental Report, Acquiror and Company shall attempt to agree upon a course of action for remediation of any adverse environmental condition or violation suspected, found to exist, or that would tend to be indicated by an Environmental Report. The estimated total cost for completing all necessary work plans or removal or remediation actions is referred to collectively as the “Remediation Cost.” If the aggregate Remediation Cost for the total parcels of property in which Company or its Subsidiaries holds an interest exceeds $500,000, Acquiror may, at its sole option, terminate this Agreement. In any event, the Remediation Cost shall be deducted from the Merger Consideration and any such deduction shall be allocated to the cash portion of the Merger Consideration. The Per Share Cash Consideration shall be reduced accordingly.

Section 5.16 Resolution of Pending Claims. Company shall attempt in good faith to settle and satisfy all pending and potential claims arising out of or relating to the matters described in Schedule 3.15 (the “Pending Claims”) and shall keep Acquiror informed of any material developments pertaining thereto; provided, however, that, without the prior written consent of Acquiror, Company will not enter into or consummate any settlement agreement pertaining to the Pending Claims.

ARTICLE 6

ACQUIROR’S COVENANTS

Section 6.1 Advice of Changes. Between the date of this Agreement and Closing, Acquiror shall promptly notify Company in writing if Acquiror attains Knowledge of any fact or condition that causes or constitutes a breach of any of the representations and warranties of Acquiror as of the date of this Agreement, or if Acquiror attains Knowledge of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Acquiror will promptly notify Company of the occurrence of any breach of any covenant of Acquiror in this Agreement or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in ARTICLE 9 impossible or unlikely.

Section 6.2 Information Provided to Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is included in the Registration Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.3 Director and Officer Indemnification and Insurance.

(a) From and after the Effective Time, each of Acquiror and the Surviving Entity, or its successors, shall indemnify and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of Company or any of its Subsidiaries or fiduciary of Company or any of its Subsidiaries under any Company Benefit Plans (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case, upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b) For a period of seven (7) years after the Effective Time, Acquiror shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, however, that in no event shall Acquiror be required to expend in the aggregate an amount in excess of one hundred and fifty percent (150%) of the amount of the aggregate premiums paid by Company for fiscal year 2012 for such purpose and, if Acquiror is unable to obtain such policy (or substitute policy) as a result of this proviso, Acquiror shall obtain as much comparable insurance as is available by payment of such amount; provided further, that: (i) Acquiror may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof; or (ii) Acquiror may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time).

(c) The provisions of this Section 6.3 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.4 Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.5 Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the NASDAQ Global Market prior to the Closing Date.

Section 6.6 Acquiror Board. Acquiror shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the Acquiror Bylaws, the number of directors constituting the Acquiror Board shall be increased to fourteen (14) and Mike Peterson, who is currently the Chairman of the Company Board, shall be appointed as director of Acquiror to fill the vacancy created by such increase, with such individual appointed for a term expiring at the 2014 annual meeting following the Effective Time. If, prior to the Effective Time, Mike Peterson for any reason ceases to serve as a director of Company or declines to serve on Acquiror Board, then a successor to such individual who is currently an independent director of Company shall be mutually selected by Company and Acquiror and shall be duly appointed to the Acquiror Board as of the Effective Time pursuant to this Section 6.6.

ARTICLE 7

COVENANTS OF ALL PARTIES

Section 7.1 Regulatory Approvals. Acquiror and Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, file, effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror, Merger Sub and Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions (but excluding any information contained therein regarding Acquiror and its business or operations for which confidential treatment has been or will be requested).

Section 7.2 SEC Registration. As soon as practicable following the date of this Agreement, Company and Acquiror shall prepare and Acquiror shall file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the issuance of Acquiror Common Stock in connection with the Merger, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Acquiror shall use reasonable best efforts to respond (with the assistance of Company) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to Company, Acquiror or any Subsidiary of Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of Company or Acquiror, respectively, for inclusion in the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Registration Statement, Company or Acquiror, as applicable, shall promptly notify the other of such event, and each party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to Company’s stockholders.

Section 7.3 Publicity. Neither Company nor Acquiror shall, and neither Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that Acquiror may, without the prior consent of Company, issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the NASDAQ Rules.

Section 7.4 Good Faith; Cooperation. Each of Acquiror and Company agrees to exercise good faith to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and Company will, and will cause each Subsidiary of Acquiror and Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5 Tax Free Reorganization.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Company and Acquiror shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, Company does not know of any reason: (i) why it would not be able to deliver to counsel to Company and counsel to Acquiror, at the date of the legal opinions referred to in Sections 8.9 and 9.9, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to Company to deliver the legal opinions contemplated by Sections 8.9 and 9.9, respectively, and Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Company would not be able to deliver the opinion required by Section 9.9. Company will deliver such certificates to counsel to Company and counsel to Acquiror.

(c) As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to Company, at the date of the legal opinions referred to in Sections 8.9 and 9.9, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to Company to deliver the legal opinions contemplated by Sections 8.9 and 9.9, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.9. Acquiror will deliver such certificates to counsel to Acquiror and counsel to Company.

Section 7.6 Employees and Employee Benefits.

(a) All individuals employed by Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing for the purposes of the Acquiror Benefit Plans. Following the Closing, Acquiror shall, or shall cause the Surviving Entity to, maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially similar to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in the Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan); and (iii) if any Covered Employee is terminated by Acquiror other than for cause, as reasonably determined in the sole discretion of Acquiror, on or before the first anniversary of the Closing, such Covered Employee shall be eligible to receive severance in an amount equal to one (1) week’s base salary, as in effect immediately prior to such termination, for each whole year of continuous service with Company and Acquiror.

(b) For all purposes (other than purposes of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall, or shall cause the Surviving Entity to, use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR AND MERGER SUB

The obligations of Acquiror and Merger Sub to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror and Merger Sub at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror, in whole or in part):

Section 8.1 Accuracy of Representations and Warranties. All of the representations and warranties of Company set forth in this Agreement (except to the extent such representations and warranties expressly relate to an earlier date) shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Company.

Section 8.2 Performance of Company. Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3 Stockholder Approvals. The Company Stockholder Approval shall have been obtained. The total number of the Dissenting Shares shall be no greater than ten percent (10%) of the number of Company Common Stock outstanding as of the date of this Agreement.

Section 8.4 No Proceedings. Since the date of this Agreement, there must not have been commenced or threatened against Company or any of its Subsidiaries any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would have a Material Adverse Effect on Company.

Section 8.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and there shall not be any action taken, or any Legal Requirement enacted, entered, enforced or deemed applicable to the Contemplated Transactions, by any Regulatory Authority, in connection with the grant of a Requisite Regulatory Approval, which shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected to restrict or burden Acquiror: (a) in connection with the Contemplated Transactions; or (b) with respect to the business or operations of Acquiror or any of its Subsidiaries, in any manner in the case of either (a) or (b) that would have a Material Adverse Effect on Acquiror (after giving effect to the Merger).

Section 8.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7 Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as to the matters set forth in Sections 8.1 and 8.2.

Section 8.8 Opinion of Counsel. Acquiror shall have received the opinion of Davis, Brown, Koehn, Shors & Roberts, P.C., counsel for Company, dated as of the Closing Date, and in form substantially similar to Exhibit B and reasonably satisfactory to Acquiror and its counsel.

Section 8.9 Tax Opinion. Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, in form and substance reasonably satisfactory to Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of Acquiror and Company will be a party to that reorganization within the meaning of Section 368(b) of the Code; and (c) no gains or loss will be recognized by Acquiror or Merger Sub in the Merger.

Section 8.10 Supplemental Indentures. Company shall deliver, or cause to be delivered, to Acquiror an assignment and assumption agreement or supplemental indenture, in a form satisfactory to the Trustees and Acquiror, to effectuate the TRUPS Assumption, for each Trust, assigning all of Company’s covenants, agreements and obligations under the Trust Debentures to Acquiror (the “Supplemental Indentures”), signed by a duly authorized officer of Company, and any and all other documentation and consents required by the Trustees. Furthermore, Company shall have paid, in full, all interest payments due and outstanding on the Trust Preferred Securities.

Section 8.11 West Bank Note. Company shall deliver, or cause to be delivered, to Acquiror an assignment and assumption agreement, in a form satisfactory to West Bank and Acquiror, to effectuate the assumption by

Acquiror of the West Bank Note, assigning all of Company’s covenants, agreements and obligations under the West Bank Note to Acquiror, signed by a duly authorized officer of Company, and any and all other documentation and consents required by West Bank. Furthermore, Company shall have paid, in full, all principal and interest payments due on the West Bank Note through the Effective Time.

Section 8.12 Stock Exchange Listing. The shares of Acquiror Common Stock to be issued or reserved for issuance in connection with the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

Section 8.13 No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Company.

Section 8.14 Minimum Net Worth.

(a) Company shall have delivered to Acquiror a closing balance sheet for Company as of the Closing Date reflecting Company’s good faith estimate of the accounts of Company and its Subsidiaries, as applicable, as of the Closing Date (which, for the avoidance of doubt, shall include net income estimated to be earned by Company and Company Bank through and including the Closing Date), prepared in conformity with past practices and policies of Company and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the preparation of the Company Financial Statements, and adjusted to reflect the following adjustments, specification and changes: (i) the after-tax impact of any realized gains or losses on securities sold by Company after September 30, 2012 shall be disregarded for purposes of determining the estimate of consolidated stockholders’ equity as disclosed on the closing balance sheet; (ii) accumulated other comprehensive income shall be disregarded for purposes of determining the estimate of consolidated stockholders’ equity as disclosed on the closing balance sheet; and (iii) the after-tax impact of all expenses paid or incurred or projected to be paid or incurred by Company in connection with this Agreement and the Contemplated Transactions shall be deducted from the estimate of consolidated stockholders’ equity as disclosed on the closing balance sheet. Acquiror shall have had an opportunity to review and comment on such estimated balance sheet. Such estimated closing balance sheet, as revised to reflect any comments agreed to by Company and Acquiror, is referred to as the “Company Closing Balance Sheet”.

(b) If the Company Closing Balance Sheet reflects Company’s consolidated stockholders’ equity equal to or greater than $18,031,404 (the “Company Minimum Adjusted Net Worth”), then there will be no adjustment to the Merger Consideration. If the Company Closing Balance Sheet reflects Company’s consolidated stockholders’ equity less than the Company Minimum Adjusted Net Worth, subject to Acquiror’s termination right in Section 10.1(j), the Merger Consideration shall be reduced as set forth below.

(c) If the Company Closing Balance Sheet reflects Company’s consolidated stockholders’ equity below the Company Minimum Adjusted Net Worth, the Merger Consideration shall be reduced dollar-for-dollar by an amount equal to such shortfall, and any such reduction shall be allocated to the cash portion of the Merger Consideration. The Per Share Cash Consideration shall be reduced accordingly. By way of example, if the Company Closing Balance Sheet reflects Company’s consolidated stockholders’ equity $1,000,000 below the Company Minimum Adjusted Net Worth and the Company has 2,087,932 shares issued and outstanding at the Closing, then the Per Share Cash Consideration shall be reduced by $0.479.

Section 8.15 Financial Covenants.

(a) Prior to Closing, Company shall have caused Company Bank to add a minimum of $400,000 to Company Bank’s allowance for loan and lease losses above the amount reflected in its financial statements dated as of December 31, 2012.

(b) Prior to Closing, Company shall have charged an amount of at least $1,028,000 to the litigation reserve of Company to cover potential losses related to the Pending Claims.

(c) The charges and reserves set forth above shall be reflected on the Company Closing Balance Sheet described above in Section 8.14(a).

Section 8.16 Consents. Company shall have obtained or caused to be obtained (a) all written consents, if any, required under the Company Material Contracts, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement, in each case where failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on Company.

Section 8.17 Other Documents. Acquiror shall have received at the Closing such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by Company with the terms and conditions of this Agreement.

ARTICLE 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY

The obligations of Company to consummate the Contemplated Transactions and to take the other actions required to be taken by Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Company, in whole or in part):

Section 9.1 Accuracy of Representations and Warranties. All of the representations and warranties of Acquiror and Merger Sub set forth in this Agreement (except to the extent such representations and warranties expressly relate to an earlier date) shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect on Acquiror.

Section 9.2 Performance of Acquiror and Merger Sub. Acquiror and Merger Sub shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by them under the terms of this Agreement on or prior to the Closing Date.

Section 9.3 Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 9.4 No Proceedings. Since the date of this Agreement, there must not have been commenced or threatened against Acquiror or any of its Subsidiaries any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would have a Material Adverse Effect on Acquiror.

Section 9.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and there shall not be any action taken, or any Legal Requirement enacted, entered, enforced or deemed applicable to the Contemplated Transactions, by any Regulatory Authority, in connection with the grant of a Requisite Regulatory Approval, which shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected to restrict or burden Acquiror: (a) in connection with the Contemplated Transactions; or (b) with respect to the business or operations of Acquiror or any of its Subsidiaries, in any manner in the case of either (a) or (b) that would have a Material Adverse Effect on Acquiror (after giving effect to the Merger).

Section 9.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7 Officers’ Certificate. Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

Section 9.8 Opinion of Counsel. Company shall have received the opinion Barack Ferrazzano Kirschbaum & Nagelberg LLP, counsel for Acquiror, dated as of the Closing Date, and in form substantially similar to Exhibit C and reasonably satisfactory to Company and its counsel.

Section 9.9 Tax Opinion. Company shall have received a written opinion of Roth & Company, in form and substance reasonably satisfactory to Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by Company in the merger; and(d) no gain or loss will be recognized by the holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock in the Merger, except to the extent of any cash received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 9.10 Supplemental Indentures. Acquiror shall deliver, or cause to be delivered, to Company the Supplemental Indentures, signed by a duly authorized officer of Acquiror and any and all other documentation required by the Trustees to effectuate the TRUPS Assumption.

Section 9.11 Stock Exchange Listing. The shares of Acquiror Common Stock to be issued or reserved for issuance in connection with the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

Section 9.12 Minimum Net Worth.

(a) Acquiror shall have delivered to Company a closing balance sheet for Acquiror as of the Closing Date reflecting Acquiror’s good faith estimate of the accounts of Acquiror and its Subsidiaries, as applicable, as of the Closing Date (which, for the avoidance of doubt, shall include net income estimated to be earned by Acquiror and its Subsidiaries through and including the Closing Date), prepared in conformity with past practices and policies of Acquiror and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the preparation of the Acquiror Financial Statements, and adjusted to reflect the following adjustments, specification and changes: (i) accumulated other comprehensive income shall be disregarded for purposes of determining the estimate of consolidated stockholders’ equity as disclosed on the closing balance sheet; and (ii) the after-tax impact of all expenses paid or incurred or projected to be paid or incurred by Acquiror in connection with this Agreement and the Contemplated Transactions shall be deducted from the estimate of consolidated stockholders’ equity as disclosed on the closing balance sheet. Company shall have had an opportunity to review and comment on such estimated balance sheet. Such estimated closing balance sheet, as revised to reflect any comments agreed to by Company and Acquiror, is referred to as the “Acquiror Closing Balance Sheet”.

(b) If the Acquiror Closing Balance Sheet reflects Acquiror’s consolidated stockholders’ equity equal to or greater than $132,999,000 (the “Acquiror Minimum Adjusted Net Worth”), then there will be no adjustment to the Merger Consideration. If the Acquiror Closing Balance Sheet reflects Acquiror’s consolidated stockholders’ equity less than the Acquiror Minimum Adjusted Net Worth, subject to Company’s termination right in Section 10.1(k), the Merger Consideration shall be increased as set forth below.

(c) If the Acquiror Closing Balance Sheet reflects Acquiror’s consolidated stockholders’ equity below the Acquiror Minimum Adjusted Net Worth, the Merger Consideration shall be increased dollar-for-dollar by an amount equal to such shortfall, and any such increase shall be allocated to the cash portion of the Merger Consideration. The Per Share Cash Consideration shall be increased accordingly. By way of example, if the Acquiror Closing Balance Sheet reflects Acquiror’s consolidated stockholders’ equity $1,000,000 below the Acquiror Minimum Adjusted Net Worth and the Company has 2,087,932 shares issued and outstanding at the Closing, then the Per Share Cash Consideration shall be increased by $0.479.

Section 9.13 Other Documents. Company shall have received at the Closing such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by Acquiror with the terms and conditions of this Agreement.

ARTICLE 10

TERMINATION

Section 10.1 Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company:

(a) by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b) by Acquiror if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.5 or Section 5.6, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8; provided, that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(c) by Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9, provided, that such breach or failure is not a result of the failure by Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(d) by Acquiror or Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; or (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority and a petition for rehearing shall not have been granted or an amended application shall not have been accepted for filing by the applicable Regulatory Authority within the sixty (60) day period following such withdrawal;

(e) by Acquiror or Company if the Effective Time shall not have occurred at or before June 30, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; provided, further, the Termination Date shall be extended to July 15, 2013 if, in the reasonable judgment of Acquiror, it is necessary to delay the Merger to preserve any tax benefits pursuant to Section 382 of the Code.

(f) by Acquiror or Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g) by Acquiror if Company materially breaches any of its obligations under Section 5.5 or Section 5.6;

(h) by Company pursuant to Section 5.5;

(i) by Acquiror pursuant to Section 5.15(b);

(j) by Acquiror, if the Company Minimum Net Worth falls below $16,228,264; or

(k) by Company, if the Acquiror Minimum Net Worth falls below $119,699,100.

Section 10.2 Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and, subject to Section 10.3, there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive the termination hereof.

Section 10.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Subject to Section 10.3(e), if this Agreement is terminated by Acquiror pursuant to Section 10.1(b), then Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of $500,000 by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c) If this Agreement is terminated by Company pursuant to Section 10.1(c), then Acquiror shall pay to Company, within ten (10) Business Days after such termination, the amount of $500,000 by wire transfer of immediately available funds to such account as Company shall designate.

(d) If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or by Company pursuant to Section 10.1(h), then Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of $1.0 million (the “Company Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(e) If: (i) this Agreement is terminated (x) by Acquiror pursuant to Section 10.1(b); or (y) by Acquiror pursuant to Section 10.1(e) and in which the termination pursuant to Section 10.1(e) was caused by the failure by Company to fulfill its obligations under this Agreement; and (ii) within twelve (12) months after such termination Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Transaction; Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Company Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Transaction has the meaning ascribed thereto in Section 12.1(k), except that references in that Section to “twenty percent (20%)” shall be replaced by “fifty percent (50%).”

(f) All payments made pursuant to this Section 10.3 shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers, agents and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein; provided, however, that nothing herein shall preclude or bar the party receiving such payment from asserting or enforcing any such claim against any Person other than the party making such payment, such party’s Affiliates and their respective officers, directors, employees and stockholders.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws.

Section 11.3 Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4 Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (x) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (y) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (z) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include facsimile communication) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by facsimile (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

QCR Holdings, Inc.

3551 7th Street

Moline, Illinois 61265

Telephone:    (309) 743-7745

Facsimile:     (309) 736-3149

Attention:     Todd A. Gipple, Executive Vice President

with copies to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone:    (312) 629-7329

Facsimile:     (312) 984-3150

Attention:     Robert M. Fleetwood, Esq.

If to Company, to:

Community National Bancorporation

422 Commercial Street

Waterloo, Iowa 50701

Telephone:    (319) 291-2000

Facsimile:     (319) 291-6760

Attention:     Josef M. Vich, President & CEO

with copies to:

Davis, Brown, Koehn, Shors & Roberts, P.C.,

215 10th Street, Suite 1300

Des Moines, Iowa 50309

Telephone:    (515) 288-2500

Facsimile:     (515) 243-0654

Attention:     Robert A. Gamble, Esq.

or to such other Person or place as Company shall furnish to Acquiror or Acquiror shall furnish to Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by facsimile, on the next Business Day.

Section 11.7 Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9 Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10 Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12

DEFINITIONS

Section 12.1 Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a) “Acquiror Banking Subsidiary” means Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company or Rockford Bank and Trust Company.

(b) “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan) or other paid time off, compensation, severance, bonus, profit-sharing or incentive or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, and whether for the benefit of a single individual or more than one (1) individual; or (v) change in control agreement or material employment or severance agreement, in each case with respect to clauses (i) through (v) of this definition, to which contributions have at any time been made by Acquiror or any of its Subsidiaries or any Acquiror ERISA Affiliate or under which any employee, former employee, director, agent or independent contractor of Acquiror or any of its Subsidiaries or any beneficiary thereof is covered, is eligible for coverage or has benefit rights, and for which Acquiror or any of its Subsidiaries has liability, including by reason of having an Acquiror ERISA Affiliate.

(c) “Acquiror Board” means the board of directors of Acquiror.

(d) “Acquiror Bylaws” means the Bylaws of QCR Holdings, Inc., as amended.

(e) “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(f) “Acquiror Certificate of Incorporation” means the Certificate of Incorporation of QCR Holdings, Inc., as amended.

(g) “Acquiror Common Stock” means the common stock, $1.00 par value per share, of Acquiror.

(h) “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(i) “Acquiror Material Contract” means any Contract or understanding (whether written or oral) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K.

(j) “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2011.

(k) “Acquisition Transaction” means, with respect to Company, any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Company or any Subsidiary of Company; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either Company or any Subsidiary of Company; (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange or otherwise) that would cause such person or group to become the beneficial owner of securities representing twenty percent (20%) or more of the voting power of Company or any Subsidiary of Company; or (iv) a tender or exchange offer to acquire securities representing twenty percent (20%) or more of the voting power of Company.

(l) “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(m) “Business Day” means any day except Saturday, Sunday and any day on which banks in Moline, Illinois, are authorized or required by law or other government action to close.

(n) “Company Bank” means Community National Bank, a nationally-chartered bank with its main office located in Waterloo, Iowa, and a wholly-owned subsidiary of Company.

(o) “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan) or other paid time off, compensation, severance, bonus, profit-sharing or incentive or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, and whether for the benefit of a single individual or more than one (1) individual; or (v) change in control agreement or material employment or severance agreement, in each case with respect to clauses (i) through (v) of this definition, to which contributions have at any time been made by Company or any of its Subsidiaries or any Company ERISA Affiliate or under which any employee, former employee, director, agent or independent contractor of Company or any of its Subsidiaries or any beneficiary thereof is covered, is eligible for coverage or has benefit rights, and for which Company or any of its Subsidiaries has liability, including by reason of having a Company ERISA Affiliate.

(p) “Company Board” means the board of directors of Company.

(q) “Company Bylaws” means the Bylaws of Community National Bancorporation.

(r) “Company Articles of Incorporation” means the Articles of Incorporation of Community National Bancorporation.

(s) “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(t) “Company Stockholder Approval” means the adoption and approval of this Agreement and the transactions and agreements contemplated hereby by the stockholders of Company, in accordance with the IBCA and the Company Articles of Incorporation.

(u) “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by Acquiror, Merger Sub and Company of their respective covenants and obligations under this Agreement; and (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(v) “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(w) “Control”, “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote 25 percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(x) “CRA” means the Community Reinvestment Act, as amended.

(y) “Delaware Act” means the Delaware Limited Liability Company Act, as amended.

(z) “DOL” means the U.S. Department of Labor.

(aa) “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(bb) “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(cc) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(dd) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(ee) “FDIC” means the Federal Deposit Insurance Corporation.

(ff) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(gg) “FHLB” means the Federal Home Loan Bank of Des Moines.

(hh) “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(ii) “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(jj) “IBCA” means the Iowa Business Corporation Act, as amended.

(kk) “IRS” means the U.S. Internal Revenue Service.

(ll) “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or Company, as the context requires.

(mm) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(nn) “Material Adverse Effect” as used with respect to a party, means an event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence: (i) is materially adverse to the business, properties, financial condition or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (x) changes in Legal Requirements generally affecting banks, bank holding companies or financial holding companies, and the interpretation of such Legal Requirements by courts or governmental authorities; (y) changes in GAAP or regulatory accounting requirements; (z) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; and (aa) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions; except with respect to clauses (x), (y) and (z), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(oo) “Merger Consideration” means the aggregate consideration to be paid by Acquiror in the Merger, which is intended to be paid approximately thirty percent (30%) in cash and seventy percent (70%) in a number of shares of Acquiror Common Stock equal to the Aggregate Share Amount.

(pp) “NASDAQ Rules” means the listing rules of the NASDAQ Global Market.

(qq) “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(rr) “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(ss) “PBGC” means the Pension Benefit Guaranty Corporation.

(tt) “Per Share Merger Consideration” means: (i) an amount of cash equal to $3.00, as adjusted, if necessary, in accordance with Section 5.15, Section 8.14 and Section 9.12 (the “Per Share Cash Consideration”); and (ii) 0.40 shares of Acquiror Common Stock (the “Per Share Stock Consideration”).

(uu) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(vv) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(ww) “Proxy Statement” shall mean a proxy statement prepared by Acquiror and Company for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(xx) “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(yy) “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(zz) “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(aaa) “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

(bbb) “SEC” means the Securities and Exchange Commission.

(ccc) “Securities Act” means the Securities Act of 1933, as amended.

(ddd) “Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

(eee) “Superior Proposal” means an Unsolicited Proposal that is determined in good faith by the Company Board, after consultation with Company’s financial advisor, to be on terms that are more favorable to the stockholders of Company than the Merger and has a reasonable prospect of being consummated in accordance with its terms.

(fff) “Tax” means any tax (including any income tax, franchise tax, capital gains tax, value-added tax, sales tax, property tax, escheat tax, use tax, payroll tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(ggg) “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

(hhh) “Transition Date” means, with respect to any Covered Employee, the date Acquiror or the Surviving Entity commences providing benefits to such employee with respect to each New Plan.

(iii) “Trust” means Community National (IA) Statutory Trust II or Community National (IA) Statutory Trust III (collectively, the “Trusts”).

(jjj) “Unsolicited Proposal” means an Acquisition Transaction that was not, after the date of this Agreement, made, encouraged, facilitated, solicited, initiated or assisted by Company, any of its Subsidiaries or any of their respective Representatives or Affiliates.

Section 12.2 Principles of Construction.

(a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b) The schedules of each of Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Disclosure Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Disclosure Schedules were delivered by each of Company and Acquiror to the other before the date of this Agreement. Information furnished by Company in the Company Disclosure Schedules shall be as of the time set forth in the index to the Company Disclosure Schedules; provided, however, that Acquiror shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as of the date of this Agreement that there have been no material changes to Company’s representations and warranties under ARTICLE 3 of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Acquiror in the applicable paragraph of its Disclosure Schedules, or any other paragraph of its Disclosure Schedules (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedules is also applicable to the section of this Agreement in question) or provided by Company or Acquiror prior to the date of this Agreement through the online portal constituted for the purposes of this transaction.

(c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

QCR Holdings, Inc.

By:	/s/ Douglas M. Hultquist

Name:	Douglas M. Hultquist

Title:	President and Chief Executive Officer

QCR Acquisition, LLC

By:	/s/ Todd A. Gipple

Name:	Todd A. Gipple

Title:	President and Secretary

Community National Bancorporation

By:	/s/ Josef M. Vich

Name:	Josef M. Vich

Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX B

DIVISION XIII OF THE IOWA BUSINESS CORPORATION ACT 490.1301

DEFINITIONS.

In this division, unless the context otherwise requires:

1. “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of section 490.1302, subsection 2, paragraph “d”, a person is deemed to be an affiliate of its senior executives.

2. “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

3. “Corporation” means the issuer of the shares held by a shareholder demanding appraisal. In addition, for matters covered in sections 490.1322 through 490.1331, “corporation” includes the surviving entity in a merger.

4. “Fair value” means the value of the corporation’s shares determined according to the following:

a. Immediately before the effectuation of the corporate action to which the shareholder objects.

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal.

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 490.1302, subsection 1, paragraph “e”. With respect to shares of a corporation that is a bank holding company as defined in section 524.1801, the factors identified in section 524.1406, subsection 3, paragraph “a”, shall also be considered in determining fair value.

5. “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

6. “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

7. “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

8. “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

9. “Shareholder” means both a record shareholder and a beneficial shareholder.

490.1302 SHAREHOLDERS’ RIGHT TO APPRAISAL.

1. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares, in the event of any of the following corporate actions:

a Consummation of a merger to which the corporation is a party if either of the following apply:

(1) Shareholder approval is required for the merger by section 490.1104 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger.

(2) The corporation is a subsidiary and the merger is governed by section 490.1105.

b. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

c. Consummation of a disposition of assets pursuant to section 490.1202 if the shareholder is entitled to vote on the disposition.

d. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

e. Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

f. Consummation of a conversion of the corporation to another entity pursuant to sections 490.1111 through 490.1114.

2. Notwithstanding subsection 1, the availability of the appraisal rights under subsection 1, paragraphs “a” through “d”, shall be limited in accordance with the following provisions:

a. Appraisal rights shall not be available for the holders of shares of any class or series of shares:

(1) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc.

(2) Not so listed or designated, but has at least two thousand shareholders and the outstanding shares of such class or series has a market value of at least twenty million dollars, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent of such shares.

b. The applicability of paragraph “a” shall be determined according to the following:

(1) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights.

(2) The day before the effective date of such corporate action if there is no meeting of shareholders.

c. Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph “a”, at the time the corporate action becomes effective.

d. Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares where any of the following applies:

(1) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who fulfills either of the following:

(a)	Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(b)	Directly or indirectly has, or at any time in the one-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation.

(2) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

(a)	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

(b)	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 490.832.

(c)	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

e. For the purposes of paragraph “d” only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by such member on behalf of another person solely because the member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

3. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment, shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

4. A shareholder entitled to appraisal rights under this chapter is not entitled to challenge a completed corporate action for which appraisal rights are available unless such corporate action meets one of the following standards:

a. It was not effectuated in accordance with the applicable provisions of division X, XI, or XII or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action.

b. It was procured as a result of fraud or material misrepresentation.

490.1303 ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.

1. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

2. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

a. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 490.1322, subsection 2, paragraph “b”, subparagraph (2).

b. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

490.1320 NOTICE OF APPRAISAL RIGHTS.

1. If proposed corporate action described in section 490.1302, subsection 1, is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert appraisal rights under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

2. In a merger pursuant to section 490.1105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 490.1322.

490.1321 NOTICE OF INTENT TO DEMAND PAYMENT.

1. If proposed corporate action requiring appraisal rights under section 490.1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do all of the following:

a. Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

b. Not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

2. A shareholder who does not satisfy the requirements of subsection 1 is not entitled to payment under this part.

490.1322 APPRAISAL NOTICE AND FORM.

1. If proposed corporate action requiring appraisal rights under section 490.1302, subsection 1, becomes effective, the corporation must deliver a written appraisal notice and form required by subsection 2, paragraph “a”, to all shareholders who satisfied the requirements of section 490.1321. In the case of a merger under section 490.1105, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

2. The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten days after such date and must do all of the following:

a. Be accompanied by a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and that the shareholder did not vote for the transaction.

b. State all of the following:

(1)	Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date shall not be earlier than the date for receiving the required form under subparagraph (2).

(2)	A date by which the corporation must receive the form, which date shall not be fewer than forty nor more than sixty days after the date the appraisal notice and form are sent under subsection 1, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

(3)	The corporation’s estimate of the fair value of the shares.

(4)	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (2) the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

(5)	The date by which the notice to withdraw under section 490.1323 must be received, which date must be within twenty days after the date specified in subparagraph (2).

c. Be accompanied by a copy of this division.

490.1323 PERFECTION OF RIGHTS—RIGHT TO WITHDRAW.

1. A shareholder who receives notice pursuant to section 490.1322 and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 490.1322, subsection 2, paragraph “a”. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 490.1325. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in a case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (2). Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection 2.

2. A shareholder who has complied with subsection 1 may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (5). A shareholder who fails to so withdraw from the appraisal process shall not thereafter withdraw without the corporation’s written consent.

3. A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in section 490.1322, subsection 2, shall not be entitled to payment under this division.

490.1324 PAYMENT.

1. Except as provided in section 490.1325, within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, the corporation shall pay in cash to those shareholders who complied with section 490.1323, subsection 1, the amount the corporation estimates to be the fair value of their shares, plus interest.

2. The payment to each shareholder pursuant to subsection 1 must be accompanied by all of the following:

a. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any.

b. A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (3).

c. A statement that shareholders described in subsection 1 have the right to demand further payment under section 490.1326 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment to the shareholder pursuant to subsection 1 in full satisfaction of the corporation’s obligations under this chapter.

490.1325 AFTER-ACQUIRED SHARES.

1. A corporation may elect to withhold payment required by section 490.1324 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 490.1322, subsection 2, paragraph “a”.

2. If the corporation elects to withhold payment under subsection 1, it must within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, notify all shareholders who are described in subsection 1 regarding all of the following:

a. Of the information required by section 490.1324, subsection 2, paragraph “a”.

b. Of the corporation’s estimate of fair value pursuant to section 490.1324, subsection 2, paragraph “b”.

c. That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 490.1326.

d. That those shareholders who wish to accept such offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer.

e. That those shareholders who do not satisfy the requirements for demanding appraisal under section 490.1326 shall be deemed to have accepted the corporation’s offer.

3. Within ten days after receiving the shareholder’s acceptance pursuant to subsection 2, the corporation must pay in cash the amount it offered under subsection 2, paragraph “b”, to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

4. Within forty days after sending the notice described in subsection 2, the corporation must pay in cash the amount it offered to pay under subsection 2, paragraph “b”, to each shareholder described in subsection 2, paragraph “e”.

490.1326 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

1. A shareholder paid pursuant to section 490.1324 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 490.1324. A shareholder offered payment under section 490.1325 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

2. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection 1 within thirty days after receiving the corporation’s payment or offer of payment under section 490.1324 or 490.1325, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

490.1330 COURT ACTION.

1. If a shareholder makes a demand for payment under section 490.1326 that remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 490.1326 plus interest.

2. The corporation shall commence the proceeding in the district court of the county where the corporation’s principal office or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

3. The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

5. Each shareholder made a party to the proceeding is entitled to judgment for either of the following:

a. The amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares.

b. The fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 490.1325.

6. Notwithstanding the provisions of this division, if the corporation is a bank holding company as defined in section 524.1801, fair value, at the election of the bank holding company, may be determined as provided in section 524.1406, subsection 3, prior to giving notice under section 490.1320 or 490.1322. The fair value as determined shall be included in any notice under section 490.1320 or 490.1322, and section 490.1326 shall not apply.

490.1331 COURT COSTS AND COUNSEL FEES.

1. The court in an appraisal proceeding commenced under section 490.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this division.

2. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, for either of the following:

a. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 490.1320, 490.1322, 490.1324, or 490.1325.

b. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

3. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

4. To the extent the corporation fails to make a required payment pursuant to section 490.1324, 490.1325, or 490.1326, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

ANNEX C

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of February 13, 2013, among QCR HOLDINGS, INC., a Delaware corporation (“Acquiror”), COMMUNITY NATIONAL BANCORPORATION, an Iowa corporation (“Company”), and those directors and executive officers of Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of Company (such shareholders collectively referred to in this Agreement as the “Principal Shareholders,” and individually as a “Principal Shareholder”).

RECITALS

A. As of the date hereof, each Principal Shareholder is the owner or controls the vote of the number of shares of Company’s common stock, no par value per share (“Company Stock”), as is set forth opposite such Principal Shareholder’s name on the signature page attached hereto and such total number of shares represents approximately the percentage of the issued and outstanding shares of Company’s voting stock that is also set forth thereon opposite such Principal Shareholder’s name.

B. Acquiror is contemplating the acquisition of Company by means of a merger (the “Merger”) of Company with and into a wholly-owned subsidiary of Acquiror, all pursuant to an Agreement and Plan of Merger dated as of February 13, 2013 (the “Merger Agreement”), among Acquiror, QCR Acquisition, LLC (“Merger Sub”) and Company.

C. Acquiror and Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Shareholders enter into this Agreement.

D. Each Principal Shareholder believes it is in his or her best interest as well as the best interest of Company for Acquiror and Company to consummate the Merger.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror, Merger Sub and Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 13.2 of the Merger Agreement.

Section 2. Representations and Warranties. Each Principal Shareholder represents and warrants that as of the date hereof, he or she:

(a) owns beneficially and of record the number of shares of Company Stock as is set forth opposite such Principal Shareholder’s name on the signature page attached hereto, all of which shares are free and clear of all liens, pledges, security interests, claims, encumbrances, options, voting agreements, proxies, agreements to sell and commitments of every kind (collectively, “Encumbrances”);

(b) has the sole, or joint with any other Principal Shareholder, voting power with respect to such shares of Company Stock, and does not own or hold any rights to acquire any additional shares of Company’s capital stock (by exercise of stock option or otherwise) or any interest therein or any voting rights with respect to any additional shares; and

(c) has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Shareholder, and is enforceable against such Principal Shareholder in accordance with its terms.

Section 3. Voting Agreement. Each Principal Shareholder hereby agrees that at any meeting of Company’s shareholders however called, and in any action by written consent of Company’s shareholders, such Principal Shareholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her:

(a) in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b) against any acquisition of control of any capital stock of Company or Community National Bank, a nationally-chartered bank with its main office located in Waterloo, Iowa, and a wholly-owned subsidiary of Company (“Company Bank”), through purchase, merger, consolidation or otherwise, or the acquisition by any method of a substantial portion of the assets of Company or Company Bank, in any such case by any party other than Acquiror (an “Acquisition Transaction”);

(c) against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Company under the Merger Agreement; and

(d) against any action or agreement that would reasonably be expected to impede or interfere with the Contemplated Transactions, including any: (i) change in Company’s board of directors; (ii) change in Company’s present capitalization; or (iii) other material change in Company’s corporate structure or business, in each such case except as otherwise agreed to in writing by Acquiror.

Section 4. Additional Covenants. Except as required by law, each Principal Shareholder agrees that he or she will:

(a) not, and will not permit any of his or her Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, create an Encumbrance with respect to, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Shareholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Shareholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iii) as Acquiror may otherwise agree in writing;

(b) not, and will not permit any of his or her Affiliates, from the Effective Time for a period of six (6) months to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Acquiror Common Stock acquired in connection with the Merger and owned of record or beneficially by such Principal Shareholder, whether such shares of Acquiror Common Stock are owned of record or beneficially by such Principal Shareholder as of the Effective Time, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iii) as Acquiror may otherwise agree in writing;

(c) not, and will not permit any of his or her Affiliates, directly or indirectly (including through its Representatives), to: (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to an Acquisition Transaction; or (ii) provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction or agree to or otherwise assist in the effectuation of any Acquisition Transaction, except as necessary for Company’s board or directors to fulfill its fiduciary duties;

(d) not vote or execute any written consent to rescind or amend in any manner any prior vote or written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions;

(e) at Acquiror’s request, use his or her best efforts to cause any necessary meeting of Company’s shareholders to be duly called and held, or any necessary consent of shareholders to be obtained, for the purpose of approving or adopting the Merger Agreement and the other Contemplated Transactions;

(f) cause any of his or her Affiliates to cooperate fully with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and

(g) execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.

Section 5. Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (i) the date of termination of the Merger Agreement as set forth in Article 11 thereof, as such termination provisions may be amended by Acquiror, Merger Sub and Company from time to time; or (ii) the Effective Time.

Section 6. Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by Company, Acquiror and all of the Principal Shareholders.

Section 7. Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of Company, its shareholders, Merger Sub or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 8. Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company.

Section 9. Informed Action. Each Principal Shareholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Shareholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 10. Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 11. Counterparts; Facsimile/PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile or portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 12. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 13. Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of Company and Acquiror, and their successors and permitted assigns, and the Principal Shareholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Shareholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 14. Directors’ Duties. The parties hereto acknowledge that each Principal Shareholder is entering into this agreement solely in his or her capacity as a shareholder of Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Shareholder, in his or her capacity as a director of Company, to act or fail to act in accordance with his or her fiduciary duties in such director capacity. Furthermore, no Principal Shareholder makes any agreement or understanding herein in his or her capacity as a director of Company. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Shareholders hereunder to vote the shares owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 15. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

QCR HOLDINGS, INC.			COMMUNITY NATIONAL BANCORPORATION

By:			By:
	Name:	Douglas M. Hultquist		Name:	Josef M. Vich
	Title:	President and Chief Executive Officer		Title:	President and Chief Executive Officer

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PRINCIPAL SHAREHOLDERS	SHARES OWNED	PERCENTAGE OWNERSHIP

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ANNEX D

GUIDE 3: STATISTICAL DISCLOSURE BY BANK HOLDING COMPANIES

The following tables and schedules show selected comparative financial information required by the Securities and Exchange Commission Securities Act Guide 3, regarding the business of QCR Holdings, Inc. (the “Company”) for the periods shown.

I. Distribution of Assets, Liabilities and Stockholders Equity; Interest Rates and Interest Differential

A. and B. Consolidated Average Balance Sheets and Analysis of Net Interest Earnings

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

C. Analysis of Changes of Interest Income/Interest Expense

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

II. Investment Portfolio

A. Investment Securities

The following tables present the amortized cost and fair value of investment securities as of December 31, 2012, 2011, and 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(dollars in thousands)
December 31, 2012

Securities held to maturity:
Municipal securities	$71,429	$998	$(71)	$72,356
Other bonds	650	—	—	650

Totals	$72,079	$998	$(71)	$73,006

Securities available for sale:
U.S. gov’t.sponsored agency securities	$336,571	$2,198	$(160)	$338,609
Residential mortgage-backed and related securities	160,035	3,737	(171)	163,601
Municipal securities	24,508	1,697	(19)	26,186
Trust preferred securities	86	53	—	139
Other securities	1,347	301	(23)	1,625

Totals	$522,547	$7,986	$(373)	$530,160

December 31, 2011

Securities held to maturity:
Other bonds	$200	$—	$—	$200

Totals	$200	$—	$—	$200

Securities available for sale:
U.S. gov’t.sponsored agency securities	$426,582	$2,429	$(56)	$428,955
Residential mortgage-backed and related securities	105,374	3,488	(8)	108,854
Municipal securities	23,937	1,752	—	25,689
Trust preferred securities	86	—	(5)	81
Other securities	1,355	140	(45)	1,450

Totals	$557,334	$7,809	$(114)	$565,029

December 31, 2010

Securities held to maturity:
Other bonds	$300	$—	$—	$300

Totals	$300	$—	$—	$300

Securities available for sale:
U.S. gov’t.sponsored agency securities	$401,711	$3,219	$(2,705)	$402,225
Municipal securities.	20,135	579	(110)	20,604
Residential mortgage-backed securities	65	6	—	71
Trust preferred securities	86	—	(8)	78
Other securities	1,415	168	(14)	1,569

Totals	$423,412	$3,972	$(2,837)	$424,547

NOTE: Stock of the Federal Home Loan Bank and Federal Reserve Bank are NOT included in the above. The Company reports these investments separately on the consolidated balance sheets. Following is the carrying value as of December 31, 2012, 2011, and 2010:

	As of December 31,
	2012	2011	2010
	(dollars in thousands)
Federal Home Loan Bank	$11,987	$11,517	$12,980
Federal Reserve Bank	3,761	3,737	3,689

Totals	$15,748	$15,254	$16,669

B. Investment Securities, Maturities, and Yields

The following table presents the maturity of securities held on December 31, 2012 and the weighted average stated coupon rates by range of maturity:

	Amortized Cost	Weighted Average Yield
	(dollars in thousands)
U.S. gov’t.sponsored agency securities:
After 1 but within 5 years	$27,498	1.29%
After 5 but within 10 years	291,300	1.69%
After 10 years	17,773	2.85%

Total	$336,571	1.72%

Residential mortgage-backed and related securities:
Within 1 year	$9	6.08%
After 10 years	160,026	2.09%

Total	$160,035	2.09%

Municipal securities:
Within 1 year	$1,749	2.62%
After 1 but within 5 years	14,956	2.33%
After 5 but within 10 years	27,584	3.17%
After 10 years	51,648	3.35%

Total	$95,937	3.13%

Trust preferred securities:
After 10 years	$86	7.80%

Other bonds:
Within 1 year	$100	5.50%
After 1 but within 5 years	550	2.81%

Total	$650	3.22%

Other securities with no maturity or stated face rate	$1,347

NOTE: Yields above are NOT computed on a tax equivalent basis.

C. As of December 31, 2012, there were no securities with aggregate book value and market value purchased from a single issuer (as defined by Section 2(4) of the Securities Act of 1933) that exceeded 10% of stockholders’ equity.

III. Loan/Lease Portfolio

A. Types of Loans/Leases

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

B. Maturities and Sensitivities of Loans/Leases to Changes in Interest Rates

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

C. Risk Elements

1. Nonaccrual, Past Due and Restructured Loans/Leases

The gross interest income that would have been recorded if nonaccrual loans/leases and performing troubled debt restructurings had been current in accordance with their original terms was $618,733 and $277,576, respectively, for the year ended December 31, 2012.

The amount of interest collected on nonaccrual loans/leases and performing troubled debt restructurings that was included in interest income was none and $334,921, respectively, for the year ended December 31, 2012.

The remaining information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

2. Potential Problem Loans/Leases.

To management’s best knowledge, there are no such significant loans/leases that have not been disclosed in the table presented in the Management’s Discussion and Analysis section of the Company’s Form S-4.

3. Foreign Outstandings. None.

4. Loan/Lease Concentrations.

As of December 31, 2012, there was a single concentration of loans/leases exceeding 10% of total loans/leases, which is not otherwise disclosed in Item III. A. That concentration is Lessors of Non-Residential Buildings & Dwellings at 14%.

D. Other Interest-Bearing Assets

As of December 31, 2012, there are no interest-bearing assets required to be disclosed in this Annex D.

IV. Summary of Loan/Lease Loss Experience

A. Analysis of the Allowance for Estimated Losses on Loans/Leases

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

B. Allocation of the Allowance for Estimated Losses on Loans/Leases

The information requested is disclosed in Management’s Discussion and Analysis section of the the Company’s Form S-4.

V. Deposits.

The average amount of and average rate paid for the categories of deposits for the years ended December 31, 2012, 2011, and 2010 are included in the consolidated average balance sheets and can be found in the Management’s Discussion and Analysis section of the Company’s Form S-4.

The Company has no deposits by foreign depositors in domestic offices as of December 31, 2012.

Included in interest bearing deposits at December 31, 2012, were certificates of deposit totaling $249,664,000 that were $100,000 or greater. Maturities of these certificates were as follows:

December 31,
2012
(dollars in thousands)
One to three months	$69,777
Three to six months	48,478
Six to twelve months	53,078
Over twelve months	78,331

Total certificates of deposit greater than $100,000	$249,664

VI. Return on Equity and Assets.

The following tables present the return on assets and equity and the equity to assets ratio of the Company:

	Years ended December 31,
	2012	2011	2010
	(dollars in thousands)
Average total assets	$2,025,691	$1,907,038	$1,839,318
Average equity	141,793	136,700	131,066
Net income attributable to QCR Holdings, Inc.	12,618	9,692	6,587
Return on average assets	0.62%	0.51%	0.36%
Return on average common equity	10.84%	5.82%	3.58%
Return on average total equity	8.90%	7.09%	5.03%
Dividend payout ratio	4.26%	8.60%	14.81%
Average equity to average assets ratio	7.00%	7.17%	7.13%

VII. Short Term Borrowings.

The following tables present the information requested on short-term borrowings of the Company:

Short-term borrowings as of December 31, 2012, 2011, and 2010 are summarized as follows:

	2012	2011	2010
	(dollars in thousands)
Overnight repurchase agreements with customers	$104,943	$110,236	$118,904
Federal funds purchased	66,140	103,300	22,250

	$171,083	$213,536	$141,154

Information concerning overnight repurchase agreements with customers is summarized as follows:

	2012	2011	2010
	(dollars in thousands)
Average daily balance during the period	$111,782	$110,469	$108,232
Average daily interest rate during the period	0.13%	0.23%	0.41%
Maximum month-end balance during the period	$141,891	$117,902	$135,143
Weighted average rate as of end of period	0.11%	0.23%	0.50%

Securities underlying the agreements as of end of period:
Carrying value	$160,951	$201,054	$157,042
Fair value	160,951	201,054	157,042

Information concerning federal funds purchased is summarized as follows:

	2012	2011	2010
	(dollars in thousands)
Average daily balance during the period	$52,380	$33,703	$33,897
Average daily interest rate during the period	0.27%	0.27%	0.31%
Maximum month-end balance during the period	$80,150	$103,300	$46,990
Weighted average rate as of end of period	0.26%	0.22%	0.27%

PART II

Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit.

Article IX of QCR’s certificate of incorporation, as amended, and Article VII of QCR’s amended and restated by-laws provide that QCR shall, to the full extent permitted by law, indemnify those persons whom QCR may indemnify pursuant thereto, and contain provisions substantially similar to Section 145 of the DGCL.

QCR has obtained directors’ and officers’ liability insurance. The policy provides for $12.5 million in coverage including prior acts dating to QCR’s inception and liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger among QCR Holdings, Inc., QCR Acquisition, LLC and Community National Bancorporation, dated as of February 13, 2012 (included as Annex A to this proxy statement/prospectus).

3.1	Certificate of Incorporation of QCR Holdings, Inc. and amendments thereto, Certificate of Designations of QCR Holdings, Inc. filed on June 29, 2010 with the Delaware Secretary of State designating the preferences, limitations, voting powers and relative rights of the Series E Non-Cumulative Convertible Perpetual Preferred Stock, and Certificate of Designation of QCR Holdings, Inc. filed on September 13, 2011 with the Delaware Secretary of State designating the preferences, limitations, voting powers and relative rights of the Senior Non-Cumulative Perpetual Preferred Stock, Series F (incorporated by reference to Exhibit 3.1 of QCR’s Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011).

Exhibit Number	Description of Exhibit

3.2	Amended and Restated Bylaws of QCR Holdings, Inc., as amended (incorporated by reference to Exhibit 3.1 of QCR’s Current Report on Form 8-K filed with the SEC on May 18, 2010).

5.1*	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

8.1*	Tax Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

8.2*	Tax Opinion of Roth & Company, P.C.

10.1	Employment Agreement between QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated January 1, 2004 (incorporated by reference to Exhibit 10.2 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.2	Employment Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated January 1, 2004 (incorporated by reference to Exhibit 10.6 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.3	Employment Agreement between QCR Holdings, Inc. and Todd A. Gipple dated January 1, 2004 (incorporated by reference to Exhibit 10.11 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.4	QCR Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of Registrant’s Form S-8, file No. 333-101356 dated November 20, 2002).

10.5	Dividend Reinvestment Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 99.1 of Registrant’s Form S-3D, File No. 333-102699 dated January 24, 2003).

10.6	Indenture by and between QCR Holdings, Inc. / QCR Holdings Statutory Trust II and U.S. Bank National Association, as debenture and institutional trustee, dated February 18, 2004 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.7	Indenture by and between QCR Holdings, Inc. / QCR Holdings Statutory Trust III and U.S. Bank National Association, as debenture and institutional trustee, dated February 18, 2004 (incorporated by reference to Exhibit 10.2 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.8	Lease Agreement between Quad City Bank and Trust Company and 127 North Wyman Development, L.L.C. dated November 3, 2004 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2004).

10.9	2004 Stock Incentive Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit B of Registrant’s Form Pre 14A, filed March 5, 2004, File No. 000-22208).

10.10	QCR Holdings, Inc. 2008 Equity Incentive Plan (incorporated by reference to Appendix A to QCR Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated March 25, 2008).

10.11	Indenture by and between QCR Holdings, Inc./QCR Holdings Statutory Trust IV and Wells Fargo Bank, National Association, as debenture and institutional trustee, dated May 4, 2005 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

10.12	Second Amended and Restated Operating Agreement between Quad City Bank and Trust Company and John Engelbrecht dated August 26, 2005 (incorporated by reference to Exhibit 10.2 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.13	Indenture by and between QCR Holdings, Inc./QCR Holdings Statutory Trust V and Wells Fargo Bank, National Association, as debenture and institutional trustee, dated February 24, 2006 (incorporated by reference to Exhibit 10.27 of the Registrant’s Annual Report on form 10-K for the year ended December 31, 2005).

Exhibit Number	Description of Exhibit

10.14	First Amendment to the Employment Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated December 27, 2008 (incorporated by reference to Exhibit 10.19 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.15	First Amendment to the Employment Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated December 30, 2008 (incorporated by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.16	First Amendment to the Employment Agreement between QCR Holdings, Inc. and Todd A. Gipple dated December 30, 2008 (incorporated by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.17	Executive Deferred Compensation Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.18	Executive Deferred Compensation Plan Participation Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated October 24, 2008 (incorporated by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.19	Executive Deferred Compensation Plan Participation Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated October 24, 2008 (incorporated by reference to Exhibit 10.24 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.20	Executive Deferred Compensation Plan Participation Agreement between QCR Holdings, Inc. and Todd A. Gipple dated October 24, 2008 (incorporated by reference to Exhibit 10.25 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.21	Amended and Restated Non-Qualified Supplemental Executive Retirement Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 10.27 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.22	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated December 31, 2008 (incorporated by reference to Exhibit 10.28 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.23	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated December 31, 2008 (incorporated by reference to Exhibit 10.29 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.24	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement between QCR Holdings, Inc. and Todd A. Gipple dated December 31, 2008 (incorporated by reference to Exhibit 10.30 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.25	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Michael A. Bauer dated December 31, 2008 (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.26	QCR Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A dated March 22, 2010).

10.27	Securities Purchase Agreement, dated September 15, 2011, between the Registrant and the Secretary of the Treasury, with respect to the issuance and sale of the Series F Preferred Stock (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K dated September 16, 2011).

Exhibit Number	Description of Exhibit

10.28	Repurchase Document, dated September 15, 2011, between the Registrant and the United States Department of the Treasury, with respect to the repurchase of the Series D Preferred Stock (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K dated September 16, 2011).

10.29	Warrant Letter Agreement, dated November 16, 2011, between the Registrant and the United States Department of the Treasury, with respect to the repurchase of the warrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K dated November 17, 2011).

10.30	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A dated March 21, 2012).

10.31	Amendment No. 1 to the Second Amended and Restated Operating Agreement between Quad City Bank and Trust Company and John Engelbrecht, dated August 26, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

10.32	Agreement and Plan of Merger among QCR Holdings, Inc., QCR Acquisition, LLC and Community National Bancorporation, dated February 13, 2013 (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K dated February 14, 2013).

23.1*	Consent of McGladrey LLP

23.2*	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 8.1).

23.3*	Consent of Roth & Company, P.C. (included in Exhibit 8.2).

24.1*	Power of Attorney (contained in signature page to this Registration Statement).

99.1*	Form of proxy card.

99.2*	Rule 438 Consent of Michael L. Peterson

101*	Interactive data files pursuant to Rule 405 of Regulation S-T

*	Filed herewith

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required.

Item 22: Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moline, State of Illinois, on this 26th day of March, 2013.

QCR HOLDINGS, INC.

By:	/s/ Todd A. Gipple
Todd A. Gipple
Executive Vice President, Chief Operating Officer and
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Douglas M. Hultquist and Todd A. Gipple, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents as his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ James J. Brownson James J. Brownson	Chairman of the Board of Directors	March 26, 2013

/s/ Patrick S. Baird Patrick S. Baird	Vice Chairman of the Board of Directors	March 26, 2013

/s/ Lindsay Y. Corby Lindsay Y. Corby	Director	March 26, 2013

/s/ Todd A. Gipple Todd A. Gipple	Executive Vice President, Chief Operating Office, Chief Financial Officer and Director	March 26, 2013

/s/ Larry J. Helling Larry J. Helling	Director	March 26, 2013

/s/ Douglas M. Hultquist Douglas M. Hultquist	President, Chief Executive Officer and Director	March 26, 2013

S-1

Name	Title	Date

/s/ Marc C. Kilmer Marc C. Kilmer	Director	March 26, 2013

/s/ John K. Lawson John K. Lawson	Director	March 26, 2013

/s/ Charles M. Peters Charles M. Peters	Director	March 26, 2013

/s/ Ronald G. Peterson Ronald G. Peterson	Director	March 26, 2013

/s/ Donna J. Sorensen Donna J. Sorensen	Director	March 26, 2013

/s/ John D. Whitcher John D. Whitcher	Director	March 26, 2013

/s/ Marie Z. Ziegler Marie Z. Ziegler	Director	March 26, 2013

S-2

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger among QCR Holdings, Inc., QCR Acquisition, LLC and Community National Bancorporation, dated as of February 13, 2012 (included as Annex A to this proxy statement/prospectus).

3.1	Certificate of Incorporation of QCR Holdings, Inc. and amendments thereto, Certificate of Designations of QCR Holdings, Inc. filed on June 29, 2010 with the Delaware Secretary of State designating the preferences, limitations, voting powers and relative rights of the Series E Non-Cumulative Convertible Perpetual Preferred Stock, and Certificate of Designation of QCR Holdings, Inc. filed on September 13, 2011 with the Delaware Secretary of State designating the preferences, limitations, voting powers and relative rights of the Senior Non-Cumulative Perpetual Preferred Stock, Series F (incorporated by reference to Exhibit 3.1 of QCR’s Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011).

3.2	Amended and Restated Bylaws of QCR Holdings, Inc., as amended (incorporated by reference to Exhibit 3.1 of QCR’s Current Report on Form 8-K filed with the SEC on May 18, 2010).

5.1*	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

8.1*	Tax Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

8.2*	Tax Opinion of Roth & Company, P.C.

10.1	Employment Agreement between QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated January 1, 2004 (incorporated by reference to Exhibit 10.2 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.2	Employment Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated January 1, 2004 (incorporated by reference to Exhibit 10.6 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.3	Employment Agreement between QCR Holdings, Inc. and Todd A. Gipple dated January 1, 2004 (incorporated by reference to Exhibit 10.11 of Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.4	QCR Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of Registrant’s Form S-8, file No. 333-101356 dated November 20, 2002).

10.5	Dividend Reinvestment Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 99.1 of Registrant’s Form S-3D, File No. 333-102699 dated January 24, 2003).

10.6	Indenture by and between QCR Holdings, Inc. / QCR Holdings Statutory Trust II and U.S. Bank National Association, as debenture and institutional trustee, dated February 18, 2004 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.7	Indenture by and between QCR Holdings, Inc. / QCR Holdings Statutory Trust III and U.S. Bank National Association, as debenture and institutional trustee, dated February 18, 2004 (incorporated by reference to Exhibit 10.2 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.8	Lease Agreement between Quad City Bank and Trust Company and 127 North Wyman Development, L.L.C. dated November 3, 2004 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2004).

10.9	2004 Stock Incentive Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit B of Registrant’s Form Pre 14A, filed March 5, 2004, File No. 000-22208).

Exhibit Number	Description of Exhibit

10.10	QCR Holdings, Inc. 2008 Equity Incentive Plan (incorporated by reference to Appendix A to QCR Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated March 25, 2008).

10.11	Indenture by and between QCR Holdings, Inc./QCR Holdings Statutory Trust IV and Wells Fargo Bank, National Association, as debenture and institutional trustee, dated May 4, 2005 (incorporated by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

10.12	Second Amended and Restated Operating Agreement between Quad City Bank and Trust Company and John Engelbrecht dated August 26, 2005 (incorporated by reference to Exhibit 10.2 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.13	Indenture by and between QCR Holdings, Inc./QCR Holdings Statutory Trust V and Wells Fargo Bank, National Association, as debenture and institutional trustee, dated February 24, 2006 (incorporated by reference to Exhibit 10.27 of the Registrant’s Annual Report on form 10-K for the year ended December 31, 2005).

10.14	First Amendment to the Employment Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated December 27, 2008 (incorporated by reference to Exhibit 10.19 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.15	First Amendment to the Employment Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated December 30, 2008 (incorporated by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.16	First Amendment to the Employment Agreement between QCR Holdings, Inc. and Todd A. Gipple dated December 30, 2008 (incorporated by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.17	Executive Deferred Compensation Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.18	Executive Deferred Compensation Plan Participation Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated October 24, 2008 (incorporated by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.19	Executive Deferred Compensation Plan Participation Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated October 24, 2008 (incorporated by reference to Exhibit 10.24 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.20	Executive Deferred Compensation Plan Participation Agreement between QCR Holdings, Inc. and Todd A. Gipple dated October 24, 2008 (incorporated by reference to Exhibit 10.25 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.21	Amended and Restated Non-Qualified Supplemental Executive Retirement Plan of QCR Holdings, Inc. (incorporated by reference to Exhibit 10.27 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.22	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Douglas M. Hultquist dated December 31, 2008 (incorporated by reference to Exhibit 10.28 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.23	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement between Cedar Rapids Bank and Trust Company and Larry J. Helling dated December 31, 2008 (incorporated by reference to Exhibit 10.29 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

Exhibit Number	Description of Exhibit

10.24	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement between QCR Holdings, Inc. and Todd A. Gipple dated December 31, 2008 (incorporated by reference to Exhibit 10.30 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.25	Non-Qualified Supplemental Executive Retirement Plan Joinder Agreement among QCR Holdings, Inc., Quad City Bank and Trust Company and Michael A. Bauer dated December 31, 2008 (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.26	QCR Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A dated March 22, 2010).

10.27	Securities Purchase Agreement, dated September 15, 2011, between the Registrant and the Secretary of the Treasury, with respect to the issuance and sale of the Series F Preferred Stock (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K dated September 16, 2011).

10.28	Repurchase Document, dated September 15, 2011, between the Registrant and the United States Department of the Treasury, with respect to the repurchase of the Series D Preferred Stock (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K dated September 16, 2011).

10.29	Warrant Letter Agreement, dated November 16, 2011, between the Registrant and the United States Department of the Treasury, with respect to the repurchase of the warrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K dated November 17, 2011).

10.30	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A dated March 21, 2012).

10.31	Amendment No. 1 to the Second Amended and Restated Operating Agreement between Quad City Bank and Trust Company and John Engelbrecht, dated August 26, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

10.32	Agreement and Plan of Merger among QCR Holdings, Inc., QCR Acquisition, LLC and Community National Bancorporation, dated February 13, 2013 (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K dated February 14, 2013).

23.1*	Consent of McGladrey LLP

23.2*	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 8.1).

23.3*	Consent of Roth & Company, P.C. (included in Exhibit 8.2).

24.1*	Power of Attorney (contained in signature page to this Registration Statement).

99.1*	Form of proxy card.

99.2*	Rule 438 Consent of Michael L. Peterson

101*	Interactive data files pursuant to Rule 405 of Regulation S-T

*	Filed herewith